7/17

07025406

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agri Energy Limited

*CURRENT ADDRESS Level 1, Suite 4
11 Ventnor Avenue
West Perth WA 6005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

FILE NO. 82- 35700

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY:

DAT : 7/18/07

DRAFT

SCHEDULE I

Documents made public, filed or distributed since July 1, 2005

No	Document Date	Document Name
1.	03/07/2006	Issue Tranche 2 Shares to Monte Cristo
2.	03/07/2006	Appendix 3B
3.	03/07/2006	Acquisition of Multiplex Construction Rights
4.	04/07/2006	Biodiesel Industry Australian Legislative Change
5.	06/07/2006	Appointment of US CEO to its US subsidiary
6.	10/07/2006	Section 708A Notice
7.	31/07/2006	Commitments Test Entity - Fourth Quarter Report
8.	03/08/2006	Change in substantial holding from CBA
9.	14/08/2006	Market Update August 2006
10.	21/08/2006	Trading Halt
11.	23/08/2006	Announces Funding for Biofuels Projects
12.	25/08/2006	Letter to Shareholders: SPP
13.	29/08/2006	Letter to Shareholders & Notice of General Meeting
14.	30/08/2006	Media Rel: Beatrice Biodiesel Groundbreaking Ceremony
15.	14/09/2006	Preliminary Final Report
16.	20/09/2006	Beatrice Biodiesel Project Funding Update
17.	21/09/2006	Share Purchase Plan
18.	28/09/2006	Beatrice Biodiesel Project Presentation
19.	29/09/2006	Meeting of Shareholders
20.	29/09/2006	Annual Financial Report 2006
21.	27/10/2006	Notice of Annual General Meeting

22.	27/10/2006	Annual Report 2006
23.	01/11/2006	Commitments Test Entity - First Quarter Report
24.	09/11/2006	Change in substantial holding
25.	27/11/2006	Results of AGM
26.	05/12/2006	Placement
27.	14/12/2006	Open Briefing Australian Ethanol Funding & Operations Update
28.	14/12/2006	Correction to Open Briefing Announcement 14/12/06
29.	14/12/2006	S708 Notice & Appendix 3B
30.	18/12/2006	Notice of General Meeting
31.	27/12/2006	Appointment of Company Secretary
32.	11/01/2007	Corporate Office Change of Address
33.	19/01/2007	OutCome of General Shareholders Meeting January 19 2007
34.	29/01/2007	Beatrice Biodiesel Project Finance
35.	30/01/2007	Appendix 3B and Secondary Trading Notice Section 708
36.	31/01/2007	Commitments Test Entity - Second Quarter Report
37.	02/02/2007	Change in substantial holding x2
38.	02/02/2007	Change in substantial holding from CBA
39.	05/02/2007	Change in substantial holding
40.	07/02/2007	Change in substantial holding
41.	07/02/2007	Open Briefing: Agri Energy. Chairman on Strategic Additions
42.	08/02/2007	Change of Director's Interest Notice
43.	12/02/2007	Change of Director's Interest Notice
44.	15/02/2007	Open Briefing
45.	28/02/2007	Half Yearly Report & Half Year Accounts

46.	14/03/2007	Acquisition of Central EU Biofuels & Share Purchase Plan
47.	15/03/2007	Launch of New Website
48.	15/03/2007	Appendix 3B & Compliance Notice Section 708A(5)(e)
49.	20/03/2007	Condobolin Ethanol Project
50.	22/03/2007	Oaklands Ethanol Project
51.	02/04/2007	Group Update - April 2007
52.	18/04/2007	Company Update & Presentation -World Ethanol Conference 2
53.	30/04/2007	Commitments Test Entity - Third Quarter Report
54.	02/05/2007	Response to ASX Share Price Query
55.	07/05/2007	Appendix 3B - Release of Shares from Escrow
56.	17/05/2007	Company Development Update
57.	24/05/2007	Development of Ethanol Production & Life Cycle Analysis
58.	31/05/2007	Convertable Loan Facility
59.	06/06/07	Presentation - AAM Clean and Green Conference
60.	08/06/07	Appendix 3B
61.	14/06/07	Change in substantial holding from CBA
62.	14/06/07	Beatrice Biodiesel Drawdown on Agstar Facility
63.	20/06/07	Appendix 3B/Section 708A Notice
64.	28/06/07	Sale of Magensite Assets - Tasmania
65.	29/06/07	Transfer of Share Registry from Perth to Melbourne

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JUL 17 P 3:

3 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

BEATRICE BIODIESEL ACQUISITION ISSUE OF SECOND TRANCHE SHARES TO MONTE CRISTO DEVELOPMENT COMPANY, LLC

The Board of Australian Ethanol Limited (AAE) today announced the issue of 1,500,000 ordinary fully paid shares to Monte Cristo Development Company, LLC, a Nebraska registered company associated with David Blythe, Managing Director of Beatrice Biodiesel LLC. Mr Blythe was the seller of Beatrice Biodiesel LLC under the Unit Purchase Agreement dated 28 February 2006. The shares were issued as part of the consideration paid under the Beatrice Biodiesel LLC Unit Purchase Agreement on attaining the second tranche conditions of the Unit Purchase Agreement.

The second tranche payment is part of the total aggregate purchase price of AUD$600,000 plus the issue of 5,000,000 fully paid ordinary shares in AAE to be paid by AAE on behalf of US Canadian Biofuels Inc for the acquisition of 100% of Beatrice Biodiesel LLC. The consideration paid to date by AAE to Monte Cristo Development Company, LLC being the first and second tranche payments is AUD$300,000 plus the issue of 3,000,000 fully paid ordinary shares in AAE.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile Australia: +61 (0) 418 922 119
Mobile USA +1 832 217 8585
E: peter@aael.net

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIAN ETHANOL LIMITED

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	800,000 shares at $0.625 per share 1,500,000 shares at $0.34 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of fully paid ordinary shares. 800,000 shares issued to Multiplex Engineering Pty Ltd in consideration for the buy back of construction rights under the Australian Biofuels Pty Ltd share sale and subscription agreement dated 18/9/03. 1,500,000 shares issued to Monte Cristo Development Company, LLC as full satisfaction of the second tranche of the Beatrice Unit Purchase Agreement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	81,365,625	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of not more than 5 days) 83,000 ordinary fully paid shares divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
860,000	Options expiring 31 December 2008 exercisable at $0.50 each

+ See chapter 19 for defined terms.

		Number	+Class
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 03 July 2006
(Director ~~/ Company Secretary~~)

Print name: PETER ANDERTON

+ See chapter 19 for defined terms.

AUSTRALIAN ETHANOL LIMITED

3 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

ACQUISITION OF MULTIPLEX CONSTRUCTION RIGHTS

The Board of Australian Ethanol Limited (AAE) today announced the acquisition of the Multiplex construction rights previously agreed between the company and its former major shareholder. The construction rights were agreed as part of the Australian Biofuels Pty Ltd (ABF) share sale and subscription agreement dated 18 September 2003 between Multiplex, AAE and ABF.

The acquisition clears the way for the company to progress and finalise procurement, construction management and construction contracts for the Swan Hill Ethanol Project and subsequent biofuels facilities to be established by the Company in Australia.

Consideration for the buy back of the construction rights in a non cash deal is the issue of 800,000 fully paid ordinary shares to Multiplex Engineering Pty Ltd in AAE as full and final settlement of all outstanding contractual construction agreements between the company, Multiplex Limited and all subsidiary groups of Multiplex Limited.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile Australia: +61 (0) 418 922 119
Mobile USA +1 832 217 8585
E: peter@aael.net

AUSTRALIAN ETHANOL LIMITED

RECEIVED

4 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

BIODIESEL INDUSTRY AUSTRALIAN LEGISLATIVE CHANGE

As a result of extensive shareholder and media inquiry, the Board of Australian Ethanol Limited (AAE) advises that recent changes to the Australian biodiesel legislation will have no effect on the Company's previously published strategic plans and forecasts. As the Company is pursuing Biodiesel Projects in the US and has no immediate plans for biodiesel developments in Australia, the legislative change is irrelevant.

The Company maintains a watching brief on developments in Australia in the biodiesel industry prior to progressing further any Australian development plans for biodiesel. The principle areas of review are fuel quality issues relating to current technology and feedstock, feedstock supply constraints, import excise treatment and the ever changing and inconsistent position taken by the government in the local biodiesel industry.

The Australian government's position on renewable fuels appears out of step with other countries that are strongly supporting increasing renewable targets relating to percentage of the total transport fuel markets. Australia maintains a quantum target of 350 million litres per year for "biofuels" which was introduced during the 2001 federal elections and has not been reviewed since that time. This is over a period of substantial energy and environmental change as demonstrated in all developed nations. The 350 million litre per year Australian biofuels target is about 1% of the total annual transport consumption. Other countries are 5-10 times this figure with debate pushing for 20-25% in many jurisdictions.

By way of comparison, a Bill was recently introduced to the US Congress in June 2006 to extend permanently the excise tax credits of US$1.00 per gallon of biodiesel. The tax credit, which took effect in 2005, was due to expire in 2008. Biodiesel has become the fastest growing alternative fuel in the US, with 75 million gallons sold in 2005, which is up from 500,000 gallons in 1999. The industry is on track to sell 150 million gallons in 2006.

A copy of the Biodiesel Board News Release of 23 June 2006 is attached for your information.

AAE continues to progress biodiesel assets in the United States and ethanol assets in Australia with a target of offering E85 fuels (subject to legislative change) in Swan Hill and other regional areas at less than $1.00 per litre permanently.

Yours faithfully

PETER ANDERTON
Chairman & CEO

Australian Ethanol Limited ABN 83 061 375 442
Level 1, Suite 4, 11 Ventnor Avenue, West Perth WA 6005
PO Box 1792, West Perth WA 6872 Telephone +61 8 9322 9110 Facsimile +61 8 9322 1007 www.australianethanol.com.au

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile Australia: +61 (0) 418 922 119
Mobile USA +1 832 217 8585
E: peter@aael.net

NATIONAL BIODIESEL BOARD

3337A Emerald Ln.
P O Box 104898
Jefferson City, MO
65110-4898
(573) 635-3893 *phone*
(800) 841-5849
(573) 635-7913 *fax*
www.biodiesel.org

NEWS

FOR IMMEDIATE RELEASE

Contact: Amber Pearson/NBB
800-841-5849

June 23, 2006

New Congressional Bill Would Make Biodiesel Tax Incentive Permanent

Permanent incentive would catapult industry, increase use

JEFFERSON CITY, Mo. – Two biodiesel champions introduced a bill in Washington D.C. this week that would help further embed biodiesel in America's long-term energy strategy. Congressmen Kenny Hulshof (R-MO) and Earl Pomeroy (D-ND) introduced the Renewable Fuels and Energy Independence Promotion Act, which would make the federal excise tax credit for biodiesel permanent. If adopted, the move would likely lead to dramatic and sustained growth of biodiesel use.

The National Biodiesel Board (NBB), which played a key role in getting the incentive passed and extended, applauded Hulshof, Pomeroy and their cosponsors for the new legislation.

"Making the biodiesel tax incentive permanent would be a powerful signal for U.S. energy policy," said Joe Jobe, CEO of NBB. "It would encourage Americans to use less petroleum. Biodiesel is a renewable energy source that works with current and future diesel engines using the nation's existing liquid fuel infrastructure, so it has great potential to immediately help address our energy concerns."

The tax credit, which took effect in 2005, currently will expire in 2008. The incentive is a volumetric based tax credit aimed at helping lower the cost of biodiesel to consumers who pay road taxes, such as truckers, and in tax exempt markets, such as school districts. Since taking effect, the incentive has been the primary stimulant for a dramatic increase in new plants and jobs in biodiesel, bringing economic opportunities to rural and urban areas. Today, there are 65 operational biodiesel plants, while 50 more are under construction.

"Federal policy should strive to reduce our dependence on foreign oil," said Rep. Hulshof. "Domestically produced renewable fuels must play an integral role in a plan to promote energy independence. If renewable fuels are to displace significant amounts of petroleum as transportation fuel, we must take bold, aggressive steps to achieve this end. Expanded use of biodiesel will help make America more energy independent and the nation as a whole will reap the benefits."

"Renewable fuels are a critical component to our nation becoming more energy independent," Rep. Pomeroy said. "By making the tax credits for biodiesel and ethanol permanent, we are providing the stability these emerging industries need to grow. North Dakota has seen first hand the positive impact these tax credits can have in building these industries and this bill ensures those same benefits will continue to be available."

The bill removes sunset provisions for ethanol and biodiesel incentives that accompanied the Volumetric Ethanol Excise Tax Credit (VEETC), which took effect Jan. 1, 2005. It also makes permanent a small agri-biodiesel producer credit.

Biodiesel has become the fastest growing alternative fuel in the country, with 75 million gallons sold in 2005. That's up from 500,000 gallons in 1999. The industry is on track to sell 150 million in 2006.

It's possible the legislation could become part of an energy package that might be on the floor in the House as soon as next week. Several bills have been introduced in the Senate to extend these tax credits, including S. 2401 by Sen. Chuck Grassley (R-IA), Chairman of the Senate Finance Committee.

Biodiesel significantly reduces most regulated emissions and is nontoxic and biodegradable. Biodiesel has the highest energy balance of any fuel. The U.S. Department of Energy and the U.S. Department of Agriculture in 1998 performed the prevailing life cycle study of the energy balance of biodiesel. It found that for every one unit of fossil energy used in the entire biodiesel production cycle, 3.2 units of energy are gained when the fuel is burned, or a positive energy balance of 320 percent.

# # #

More information on biodiesel can be found at www.biodiesel.org.

AUSTRALIAN ETHANOL LIMITED

6 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

APPOINTMENT OF UNITED STATES CHIEF EXECUTIVE OFFICER TO US SUBSIDIARY

The Board of Australian Ethanol Limited (AAE) today announced the appointment of Carla O Andres to the role of Chief Executive Officer, US Canadian Biofuels Inc (USCB), the wholly owned US subsidiary of AAE.

Ms Andres has been closely associated with AAE since the group's initial strategic push into the US biofuels market in late 2004. She has been a Board member of USCB since its inception and the legal advisor to the company in her role as corporate counsel with Godfrey & Kahn, S.C.. She has been at the forefront of the Godfrey & Kahn Renewable Fuels Team, which is highly regarded in the US biofuels industry as one of the premier legal organisations supporting the rapidly expanding biofuels industry in the United States.

Ms Andres is based in Green Bay, Wisconsin, in the US mid west which is the centre of global expansion in the international biofuels industry. The Company intends to establish its US headquarters in Green Bay. Prior to joining Godfrey & Kahn, Ms Andres operated her own legal practice and was previously a military legal officer (JAG) in the US Air Force based in Hawaii and New York. She is an honors graduate of the Ohio State University and received her Juris Doctorate from Villanova University School of Law in 1989. Ms. Andres is currently the President of the Board of Directors of the YWCA of Green Bay-DePere and has recently been acknowledged by WOMAN magazine as a regional female business leader in the United States.

The AAE Chairman and CEO, Mr Peter Anderton, who has just returned from the US stated, "The addition of Carla to the AAE team is another significant step for the company in the development of the Group and in particular the Beatrice Biodiesel Project in Nebraska. With project financing discussions for Beatrice Biodiesel at the definitive stage with lenders in the US it is essential that the company portrays a strong US presence to the investment community."

Mr Anderton recently attended the International Fuel Ethanol Workshop in Milwaukee, Wisconsin, in June, where Godfrey & Kahn was a major sponsor. He also met with senior lenders and advanced termsheet discussions for the project financing package of the Beatrice Project. The Company is advancing the Beatrice Biodiesel Project as well as other biofuels opportunities in the US.

"It is important that our key support base of grower organisations, investors, fuel marketers, suppliers, contractors and other service and government groups are well managed within the US. We never intended to provide these services from Australia." Mr Anderton added, "Carla is a highly intelligent and respected professional who is able to lead the company through a significant growth stage and position the group in the major international fuel market. Her appointment lifts our management team to another level. Carla is close to the US biofuels industry and investors in the sector. She will be an important driver of future growth for AAE."

USCB, formerly US Biofuels, Inc. a Delaware corporation, has recently changed its name to avoid conflict with an entity with an identical name registered and operating in Georgia, United States. The name change also reflects the focus of the company in the North American biofuels market.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile Australia: +61 (0) 418 922 119
Mobile USA +1 832 217 8585
E: peter@aael.net

About Australian Ethanol Limited

ASX Listed Australian Ethanol (ASX: AAE) is an emerging producer of biofuels in Australia and the United States. The company has recently announced the go-ahead for the development of latest generation technology facilities for the production of grain based ethanol (Swan Hill, Australia) and biodiesel (Nebraska, USA).

The Swan Hill ethanol facility will be the first new generation fuel ethanol plant to be built in Australia. The Swan Hill facility has a rated capacity of 100 million litres per annum and is the first to use multi grain as feedstock. The Beatrice, Nebraska, biodiesel plant will be the first solid catalyst, second generation production facility to be developed in the US. The Beatrice Biodiesel facility will use the Axens Esterfip-H technology with a rated capacity of 50 million gallons per annum, and will use soy oil as feedstock. Both plants are expected to be operational by late 2007.

Refer to the website, www.australianethanol.com.au for more information.

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JUL 17 P 3:05

10 July 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
PERTH WA 6000

Dear Sirs

Issue of Australian Ethanol Limited Shares – Secondary Trading Notice Notification Pursuant to Paragraph 708A (5)(e) of the Corporations Act 2001 ("Act")

On 3 July 2006 Australian Ethanol Limited ("**Company**") issued 2,300,000 fully paid ordinary shares ("**Securities**") of which 1,500,000 Securities were issued to Monte Cristo Development Company LLC being the second tranche consideration under the Beatrice Biodiesel LLC Unit Purchase Agreement and 800,000 Securities were issued to Multiplex Engineering Pty Ltd in consideration for the buyback of construction rights under the Australian Biofuels Pty Ltd share sale and subscription agreement.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. A sale of the Securities noted above will fall within the exemption in section 708A (5) of the Act.

The Company hereby notifies ASX under paragraph 708A (5)(e) of the Act that:

the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

as at 10 July 2006 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

as at 10 July 2006 there is no information:

that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

a. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

b. the rights and liabilities attaching to the Securities.

Yours faithfully

Peter Anderton
Chief Executive Officer

AUSTRALIAN ETHANOL LIMITED

QUARTERLY REPORT TO SHAREHOLDERS

For the period 1 April 2006 to 30 June 2006

HIGHLIGHTS

- Completed capital raising and shareholder approvals for $12.45 million by way of placement to professional and sophisticated investors.
- The shareholder register now includes of a number of respected institutional investors that have indicated strong support for the group's business plans and capital requirements going forward.
- Appointed Phillip Toyne to the Australian Ethanol Limited Board as a Non Executive Director.
- Appointed Carla O Andres to the position of Chief Executive Officer of US Canadian Biofuels Inc,
- Completed the process design package provided by Axens and advanced the detailed engineering design provided by Schneider Engineering for the Beatrice Biodiesel Project located in Beatrice, Nebraska., USA.
- Completed the process design package and advanced the detailed engineering design for the Swan Hill Ethanol Project in Victoria, Australia.
- Signed key soy oil supply and biodiesel off take contracts for the total project requirements with CHS Inc for the 50 Mgpy Beatrice Biodiesel Project.
- Executed exclusive agreement on conditional term sheets, subject to shareholder approval for the total financing required for the development of the Beatrice Biodiesel Project. The project is ready to start construction.
- Committed to initial construction and key long lead supply items for the Swan Hill Ethanol Project.
- Commenced process design and environmental licensing of the Beatrice Ethanol Project.
- Put in place land acquisition options and initiated the environmental and statutory development licensing process for three ethanol project development sites in New South Wales, Australia and two in Western Australia.
- Initiated discussions regarding the acquisition of ethanol project development assets in Queensland, Australia.
- Meeting of Shareholders held 27 April 2006. All resolutions were passed unanimously.

1.0 BIOFUELS STRATEGY

The global alternative energy industry continues to attracted strong capital market interest and is experiencing significant investment triggered by expanded global environmental commitments, shortage of refining capacity, international energy security concerns and issues relating to increasing world oil prices.

AAE actively monitors global biofuels technology, legislation, commercial and industry trends and adapts the group's strategies to maximise opportunities for shareholders. AAE continues to identify, and be offered, opportunities both within Australia and internationally.



The Company is focused on grain based fuel opportunities concentrating in the United States, Australia and potentially the South East Asian region. Grain based agri energy opportunities, by definition, require crops to underpin the activity and hence the group maintains a very strong agricultural focus.

In the United States, the annual production of around 12.5 billion bushels (2005) of corn (300 million tons) underpins the fuel ethanol industry in that country. Similarly the future biodiesel industry in the United States will be underpinned by the soy crop with an annual production of around 3.5 billion bushels (80 million tons).

Australia is an agricultural continent and has the potential to supply a variety of grain feedstock to the biofuels industry. In AAE's opinion, the grains that will ultimately provide this capacity will come from many sources within Australia, and this country is accordingly well positioned to support a significant grain based energy industry.

However, the immediate AAE strategy remains the development of a successful biodiesel business in the United States and its ethanol business in Australia. The financing plan in the United States is particularly supported by the ability to put in place significant debt funding structures where bankable biofuel offtake contracts are available

AAE continues to consider development opportunities in operating wet milling and ethanol facilities in the United States but only on the basis where asset acquisition is competitively priced and AAE can offer unique competitive advantages to enable the structure to be differentiated from the conventional deals being shopped in the market.

The ethanol industry in the United States is a mature enterprise with production facilities supply and offtake contracts, logistics and service industry support well developed. Ethanol now makes up over 3.5% of the total gasoline pool in the United States. The industry is undergoing rapid expansion and very strong pricing and investment returns. The US President's target figure of 5% for the total gasoline pool will be met by 2010 and probably exceeded beyond the 2008 presidential elections.

The US biodiesel market offers significant growth potential going forward. By comparison to ethanol, biodiesel in the United States is a less mature and the fledgling industry has experienced a difficult decade. This is due mainly to failure by local producers to meet the ever tightening product specification quality in the United States. The product specification for biodisel is continually tightening as the industry is better understood and technical and logistical issues are addressed to ensure the diesel blends meet strict requirements for the high class, high cost diesel engines. The existing first generation biodiesel manufacturing technologies have experienced difficulty in producing consistent product to federal specification. This has been highlighted in Minnesota on a number of occasions where the 2% mandate has been temporarily relaxed in order to alleviate quality and climatic supply difficulties.

Through improvements in technology and improved attention to the major fuel distributors requirements the opportunity in this sector are enormous. As a result it is most likely that a significant off specification market for biodiesel will eventually be promoted and developed. Through the proven and high quality Axens second generation production process and marketing contracts with the nations largest distributor and retailer of transport diesel, CHS Inc, AAE is targeting the high end, high quality retail price and which is supported by strong federal subsidies.

Integration of biodiesel and ethanol production facilities to a green/green operation eliminating the long term consumption of fossil fuel in the production process is the longer term target of your company.

The AAE strategy in the Australian industry is counter cyclical to the USA. The Australian biodiesel production capacity has shown significant growth following the US and European first generation production route. AAE believes similar issues will develop in the Australian market as have been experienced In the US and to a lesser degree in Europe. AAE intends to enter the Australian biodiesel market in time but only once technology, government legislation and feedstock issues are better understood and addressed. At this stage the company maintains a watching brief over the Australian biodiesel industry. The AAE green/green solution is driving this incentive and the group will progress with the licensing for environmental and development approvals of biodiesel production sites adjacent to the AAE target ethanol facilities in Australia.



Opportunities for the AAE group as the first mover in the new generation fuel ethanol business are enormous. AAE's major investors have endorsed the group's commitment to develop the first fuel ethanol facility to be constructed in Australia for over fifteen years. The Company is positioned to lead the country into the fuel ethanol industry in an effort to catch up with the massive progress made by groups in other parts of the globe.

Australia is a major producer and exporter of grain. Technology and pricing structures together with advances in feed lotting and dairy can be integrated into a robust and sustainable renewable fuels business.

The issue in Australia is that the country currently has no specific crop which will underpin the ethanol industry going forward. Corn, sorghum, wheat and barley are all possible inputs to a major biofuels industry in the future but at this stage the industry structure remains untested and untried on the supply side. Over time with experience and expertise this facet of the ethanol industry will mature and develop. Grain technology and local research will inevitably result in cropping cycle modification which supports a major agri energy business. Domestic sale for grain is considered far more consistent and reflects better long term profits and stability than the current international trends which forces Australian producers to compete against the global peasant farmers and the developed country agricultural subsidies.



An exciting investment opportunity for export of ethanol exists in the North of Australia in areas which are currently not heavily farmed, not affected by drought and can guarantee long term water supply on fertile land. The north however offers other challenges. The company has committed resources to research the opportunity as a long term prospect. Initial study outcomes are encouraging.

The Company has consciously stepped aside from investment and opportunities in biofuels from sugar cane, sugar beet and sugar by-products globally and in Australia. At this stage investment opportunity for the Company in the South American, South East Asian, Australian and other global regions in sugar products is not considered a priority. However, the industry remains on continual monitor for potential corporate opportunity. In this respect, the Company is undertaking a study in the Kimberley and Pilbara regions of North West Australia of a world class agri energy opportunity which in part considers the merits of sugar cane and sugar beet.

2.0 ETHANOL ACTIVITY FOR THE QUARTER

The primary ethanol focus is the Swan Hill Ethanol Project in Victoria, Australia. During the quarter the wholly owned subsidiary, Swan Hill Ethanol Pty Ltd (SHEP) completed the following;

- Acquisition of approximately 1000 acres of land at Woorinen South, near Swan Hill, with the exercise of land options taken out in 2004.
- Completion by Praj Industries Ltd of Pune, India of the basic engineering package. Process design is now completed.
- Finalizing plans and schedule to secure capital requirements to complete construction and start up.
- Commencing the detailed engineering package.
- Negotiation and arranging easement for process water line access to the facility.
- Preparation and submission of the Environmental Management Plan to the Swan Hill Rural Shire Council.

- Preparation of an overview report by Schneider Engineering of Omaha of the technology and design package for the Project.
- Application to federal, state and local government for an industry and infrastructure support package.
- Completion of the detailed engineering designs for site utilities and services.
- Site establishment of project and construction engineering staff.
- Ordering of specific long lead equipment items.

The company had planned to commence site works in June 2006 but has delayed formal commencement on the actual site pending outcome of the application for the federal, state and local government for an industry and infrastructure support package. An outcome of the application is expected in late July or early August 2006. The company has been advised that commencement of actual site works would jeopardize successful outcome of the application.

In addition, discussions on ethanol offtake for the Swan Hill Ethanol Project with major and independent fuel distributor and retailers remain at a conceptual level and detailed volumes and logistics remain the subject of further discussion. The fuel industry has shown increased desire to negotiate longer term supply arrangements which is very positive. The Company attended a federal government industry round table in June 2006.

The company negotiated termination of the Multiplex Limited construction rights agreement in June 2006. This opens the way to finalize a construction management agreement with the company's preferred local engineer and constructor to complete design and management of the Swan Hill Ethanol Project development. The termination payment to Multiplex was a non cash settlement by the issue of ordinary shares in the company, full details of which have previously been announced.

AAE has progressed development opportunities for further ethanol production capacity in Australia. Land option agreements are now in place at three potential sites in New South Wales. The sites are located near Condobolin, Coleambally and Oaklands and represent a future project pipeline, once Swan Hill is developed. Environmental Resource Management Australia (ERM) has been contracted to prepare environmental impact documentation and licence applications for the three New South Wales projects. It is planned to have the sites licensed for development in early 2007.

Moreover, a further two sites are under consideration in regional Western Australia. Also, the company has put an offer to owners of a development opportunity in Queensland.

AAE has completed an updated review and assessment of a number of operating ethanol opportunities in the United States. Assessment has revealed a significant increase in the ethanol capital pricing structure in the United States over the past six to twelve months. Current mainstream acquisition opportunities are considered overvalued and not a suitable strategy for the Company to pursue.

The Company has further progressed plans to develop a 55Mgply (210Mlpy) capacity fuel ethanol production facility at Beatrice, Nebraska. The facility is proposed on land adjacent to the Beatrice Biodiesel Project being developed by Beatrice Biodiesel LLC and would form an integrated agri energy complex at the appropriate time.
A feedstock supply study using Fazier Barnes of Memphis, Tennessee, was commissioned and delivered in the quarter. The outcome of the independent feedstock report was that the region would support a 250 Mgpy facility with a favourable cost basis of $0.35 - $0.45 per bushel of corn feedstock. A land option agreement has been put in place. Praj and C J Schneider Engineering have been engaged to complete initial process and engineering design and prepare the environmental air emissions permit for the EPA and State of Nebraska approval documentation.

The Beatrice Ethanol Project development programme is planned to follow the construction of the Beatrice Biodiesel Project with ethanol production planned for the summer of 2008.

An opportunity that remains live is the purchase and upgrade on an existing corn wet milling facility (currently shut down) with a view to refurbish, upgrade and the addition of a back end fermentation and distillation plant. The opportunity also includes the acquisition and operation of a rail spur in a favourable agricultural region of the mid west. An acquisition offer for the development was put to the owners in July 2006.

The group has commissioned a prefeasibility study to consider the technical and commercial viability of an AAE style integrated agri energy facility in the Kimberley and Pilbara regions of North West Australia. Subsequent to the end of the quarter, AAE representatives and consultants visited the site and are completing the first stage project viability report. The proposed facility is initially planned as a world class development to enable the export of agri energy production with the South East Asian economies.



3.0 BIODIESEL ACTIVITY FOR THE QUARTER

During the quarter, the Beatrice Biodiesel Project was advanced with the programme maintained for production in quarter three in calendar 2007. Beatrice Biodiesel LLC, a wholly owned subsidiary, completed the following.

- The process engineering package being prepared by Axens is 90% complete. The detailed engineering package being completed by CJ Schneider Engineering is 35% complete as at the middle of July 2006. A number of long lead items have been ordered and the initial discipline construction packages are out to bid to local earthworks and concrete contractors.
- Signed biodisel marketing agreement with CHS Inc for the entire biodiesel product from the Project. The term of the contract is five years with an option to renew on an annual basis after the initial five years.

CHS Inc is a fortune five hundred company (number 198) with annual revenues for the year ended 31 December 2005 of US$11.94 billion. CHS Inc is the thirteenth largest fuel retailer and distributor in the United States.

CHS Inc is the largest retailer and distributor of transport diesel and also the largest retailer of E85 (85% ethanol blended fuel) in the United States. The major target markets for Biodiesel from the Beatrice Biodiesel Project are the CHS domestic outlets, the two major rail networks across the country and the US military, who are the largest consumer of diesel fuel in the United States. CHS owns about 2000 rural co-operatives representing about 320,000 farmers and producers. It is the third largest domestic and export grain group in the United States.

- Signed soy oil feedstock supply and sourcing agreement with CHS Inc for the entire soy oil supply to the Project. The term of the contract is three years with an option to renew on an annual basis after the initial three years.
- Subsequent to the end of the quarter, signed exclusive term sheet commitments for the total financing required to develop, start up and take the Project to cash flow. Facility documentation is currently under preparation.

  In addition, AAE has been offered, as part of the project financing package, a project overrun facility in the form of letter of credit cash backed by the Company. This is required as the company has not entered into a traditional lump sum turn key Engineering Procurement and Construction (EPC) contract but has elected to manage the construction risk in conjunction with Alberici Constructions.

  The project finance package is subject to the completion and execution of loan and legal documentation for the transaction and ultimately shareholder approval by the AAE shareholders.

- The independent consultant Fazier Barnes (Memphis, Tennessee) completed and delivered the soy oil feedstock study for the Beatrice region. The study confirmed the viability of soy and soy oil in the region to support the operation of a 50 Mgpy biodiesel production facility.
- The independent engineers Burns and McDonnell (Kansas City, Missouri) was completed and delivered the technology report for the financiers. Burns and McDonnell have visited the Axens operations in France as part of the independent engineers report. The report supported the Axens solid catalyst technology as proven, suitable for the Beatrice Project with the guarantees of throughput, product quality and catalyst performance appropriate for the project requirements and able to be supported by a strong parent company.
- Acquired the land for the Beatrice Project from the city of Beatrice. In addition put in place a land option for a further 90 acres of rural land adjacent to the biodisel site for the future soy crusher and ethanol production facility.
- Completed the preliminary design and cost estimate for a future soy crusher and ethanol facility on land adjacent to the Beatrice Biodiesel Plant. The initial economics of both proposed facilities show robust investor returns.

- In conjunction with CHS Inc, have undertaken extensive discussion with the major rail operator, Burlington Northern Sante Fe, and agreed the rail layout and the scheduling for the receipt of soy oil and despatch of biodiesel product.

- Completed the soy oil supply and biodisel offtake plan. CHS Inc is required under the marketing agreement to maintain a minimum of seven days soy oil at the site. The project requires 150 rail cars which will be leased through CHS Inc.

- Put in place electrical, water and sewerage supply, natural gas supply and methanol supply agreements.

- In negotiation with two parties for a glycerine offtake agreement for all of the glycerine by product produced by the project.

- Submitted the construction air emissions permit application to the Nebraska EPA department. The EPA has responded with the draft permit for comment by the Company. The Company's comments have been incorporated in the draft permit which at 31 July 2006 is out for a thirty day notice period. The permit is expected to be issued to support ground breaking to start construction by 1 September 2006. Other minor permits required for the proper construction and operation of the Project have been worked through with the State and County.

- As part of the project financing requirements have completed the project development and construction schedule.

- Advance the EPA Fuel Additive registration as required for the operation and marketing of biodiesel in the United States.

- Advanced discussions and have put in place the draft construction contract with Alberici Constructions (St Louis, Missouri) on the construction management of the Beatrice Biodiesel Project. The Alberici group (www.alberici.com) is an experienced and respected project manager and constructor in the mid west and is currently completing a US$234 million water treatment project in Omaha, 80 miles from Beatrice. They are an employee owned group with a US$1 billion annual turnover.

  In conjunction C J Schneider and Alberici completed the second stage cost estimate for the Project. The cost estimate for the facility has increased to accommodate full train capacity (110 cars) and crude oil and biodiesel storage to support the increase, also incorporates owners costs including interest during construction, preproduction labour and training, insurances, taxes mobile equipment, spares, financing and legal costs.

Engineering, permitting and land acquisition costs	US$3,980,000
Direct plant costs	US$38,307,100
Owners and related costs	US$6,321,000
Contingencies	US$3,891,000
TOTAL PROJECT COSTS	**US$52,500,000**



On a longer term basis, AAE is developing plans for a biodiesel facility at Swan Hill in Victoria, Australia adjacent to the Swan Hill Ethanol facility and other Australian sites using locally grown canola as a rotation crop with cereal grains and local tallow as feedstock. The planned integrated facility will enable the group to establish fully green/green product in the local market with a development target of 2010. The Swan Hill integrated model will form the basis of a future export facility to be considered in other regions of Australia.

In addition the Company has visited the island of Sumatra and is assessing participation in the development of a biodiesel facility using crude palm oil ("CPO") on the island. Indonesian CPO is considered the most cost competitive feedstock globally for biodiesel production. The feedstock does present particular technical challenges with respect to meeting the international biodiesel specifications. The Company is working with the current project owners and European technology groups including Axens to progress these technical challenges.

4.0 MINING ACTIVITY FOR THE QUARTER

The Board has resolved to write down the carrying value of the magnesium metal assets from $1 million to $100,000. This decision was considered prudent when assessed asset value against the international appetite for Greenfield's magnesium mining and processing opportunities internationally.

AAE is working with a magnesium granules processing and marketing group to progress at minium costs to the Company the carbo thermic technology being developed by the CSIRO in Australia. The pilot plant operation of the CSIRO facility has shown encouraging initial success over the past months. Plans for the next stage are being developed by the participants.

5.0 CORPORATE ACTIVITY FOR THE QUARTER

During the quarter the Company has been active in assessing mid term growth opportunities in technology and developing biofuels projects in Australia, the United States and internationally. Non binding offers for a number of these opportunities have been put to the current project owners for review and consideration. The offers are on terms acceptable to AAE and where the Company considers a strategic or geographic opportunity with sound investment returns.

In May 2006, Mr Phillip Toyne was appointed a Director of Australian Ethanol Limited. Mr Toyne is one of Australia's best known conservationists and is the previous head of the Australian Conversation Foundation and current President of the Australian Bush Heritage Foundation.

Mr Toyne was the Deputy Secretary for the Australian department of Environment, Executive Director of the Australian Conservation Foundation, visiting Fellow at the ANU and author of the environmental publication *The Reluctant Nation*.

Mr Toyne brings extensive experience & expertise in the area of the environment, conservation and government affairs. With strong network into the major energy companies of Australia, Mr Toyne's appointment complements the strategy of the company to expand biofuels investment throughout regional Australia.

In June 2006, the wholly owned Delaware registered subsidiary company, US Biofuels Inc name was changed to "US Canadian Biofuels Inc" due to the name conflicting with a company of the same name operating in Georgia, United States.

Carla O Andres was appointed Chief Executive Officer of US Canadian Biofuels Inc in June 2006.

The second tranche payment for milestones associated with the development of the Beatrice Biodiesel Project being attained.

The Company issued 800,000 shares to entities associated with Multiplex Limited being the non cash settlement to acquire the construction rights for ethanol development and construction in Australia.

A shareholder notice and explanatory statement was dispatched to shareholders on 27 March 2006 giving notice of a shareholder meeting to be held on 27 April 2006 to consider the $12.45 million capital raising. The placement and shares issued was approved by shareholders at the shareholder meeting held on 27 April 2006. The placement shares were allotted and issued following the meeting.

During the quarter and subsequent period the Company have recruited a number of senior management team members. As at mid July 2006 there were 14 full time employees of the Company.

6.0 FINANCIAL ACTIVITY FOR THE QUARTER

Corporate costs for the quarter were AUD $428,063. Project investment and development costs for the quarter were AUD $1,176,508.

The project investment and development costs for the quarter includes the acquisition of land at Woorinen South for the Swan Hill Ethanol Project. In addition the company has acquired land for the Beatrice Biodiesel Project from the Beatrice City Council.

On 27 April 2006 the shareholders approved the capital raising of $12.45 million. The costs associated with the capital raising were AUD $684,750.

In June 2006, the board resolved to write back the carrying value of the Company's wholly owned subsidiary Tasmanian Magnesite NL from $1,000,000 to $100,000.

PETER W F ANDERTON
Chairman & Chief Executive Officer
Australian Ethanol Limited

CARLA O ANDRES
Chief Executive Officer
US Canadian Biofuels, Inc

CONTACT DETAILS

Australia
Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

United States
Carla Andres
Chief Executive Oficer
US Canadain Biofuels Inc
Tel: +1 920 434 5151
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

AUSTRALIAN ETHANOL LIMITED

ABN	Quarter ended ("current quarter")
86 061 375 442	**JUNE 2006**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	154	182
1.2	Payments for		
	(a) Administration	(428)	(1,212)
	(b) advertising and marketing		
	(c) ethanol project development	-	-
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(210)	(210)
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(484)**	**(1,240)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(484)**	**(1,240)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	-	(300)
	(c) intellectual property		
	(d) physical non-current assets	(23)	(24)
	(e) ethanol project development expenditure	(422)	(1,764)
	(f) biodiesel project development expenditure	(754)	(771)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments	-	8,507
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(1,200)**	**5,648**
1.14	**Total operating and investing cash flows**	**(1,684)**	**4,408**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	12,450	13,805
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(1,906)
1.19	Dividends paid	-	-
1.20	Cost of capital raising	(685)	(730)
	Net financing cash flows	11,765	11,170
	Net increase (decrease) in cash held	**10,081**	**15,578**
1.21	Cash at beginning of quarter/year to date	5,760	263
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**15,841**	**15,841**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	145
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Executive Director Salary		32,500
Executive Director Super		2,925
Executive Director Consulting		54,146
Non Executive Director Fees		45,833
Non Executive Director Consulting Fees	9,600	

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - -	- - - -	- - - -
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	15,643	5,605
4.2	Deposits at call	198	155
4.3	Bank overdraft	-	
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	15,841	5,760

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2006
(Director/~~Company secretary~~)

Print name: MR PETER ANDERTON

+ See chapter 19 for defined terms.

Form 604

To: Australian Ethanol Limited

ACN/ARSN: 061 375 442

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	31/07/2006
The previous notice was given to the company on	31/05/2006
The previous notice was dated	26/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	11,435,050	14.46%	12,657,780	15.56%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 1 at the end of this form	0	0.00% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	11,435,050	14.46%	12,657,780	15.56%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	13,050 Fully paid ordinary shares	13,050
First State Investments Global Resources Long Short Fund Ltd	Goldman Sachs (Asia) L.L.C Cheung Kong Center 68th Floor, 2 Queens Road Central Hong Kong	First State Investments Global Resources Long Short Fund Ltd	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,650,664 Fully paid ordinary shares	10,650,664
CFS W/S GLOBAL RESOURCES L/S FUND	Goldman Sachs (Asia) L.L.C Cheung Kong Center 68th Floor, 2 Queens Road Central Hong Kong	CFS W/S GLOBAL RESOURCES L/S FUND	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,994,066 Fully paid ordinary shares	1,994,066

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 3 day of August 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 31/07/2006

John Damien Hatton   Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)	Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)	Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)	Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)	Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)	COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)	Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)	Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)	Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)	First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)	First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)	First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)	First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)	First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)	FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)	FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)	FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)	Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)	GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)	GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)	GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)	GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)	GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)	Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)	HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)	Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)	Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)	Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)	Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)	Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)	MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)	P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)	PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)	Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)	S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)	SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)	Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)	Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)	SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)	SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)	SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)	Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)	State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)	Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)	Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 1 page referred to in the Notice of Substantial Shareholding dated 31 July 2006.

Colonial First State Inv Managers
Transaction listing for the period 27/05/2006 to 31/07/2006 (as per F10 function) Page 1
For Security AAE.AU Australian Ethanol Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CP	ROCK	OS-PUR	AUD	30/05/2006	46429		34596.31	
CP	ROCK	OS-PUR	AUD	31/05/2006	26169		20034.07	
CP	ROCK	OS-PUR	AUD	31/05/2006	418110		316913.6	
CP	ROCK	OS-PUR	AUD	01/06/2006	9286		7264.81	
CP	ROCK	OS-PUR	AUD	06/06/2006	6048		3814.05	
CP	ROCK	OS-PUR	AUD	28/06/2006	52293		30360.27	
CP	ROCK	OS-PUR	AUD	29/06/2006	2125		1212.46	
CP	ROCK	OS-PUR	AUD	30/06/2006	42383		24818.86	
CP	ROCK	OS-PUR	AUD	26/07/2006	37046		21551.14	
CP	ROCK	OS-PUR	AUD	27/07/2006	128556		74786.17	
CP	ROCK	OS-PUR	AUD	28/07/2006	39383		22286.55	
CP	ROCK	OS-PUR	AUD	31/07/2006	200888		117106.4	
						1008716		674744.7
CP	WRLS	OS-PUR	AUD	30/05/2006	8571		6386.79	
CP	WRLS	OS-PUR	AUD	31/05/2006	4831		3698.53	
CP	WRLS	OS-PUR	AUD	31/05/2006	77190		58511.85	
CP	WRLS	OS-PUR	AUD	01/06/2006	1714		1341.03	
CP	WRLS	OS-PUR	AUD	06/06/2006	1117		704.43	
CP	WRLS	OS-PUR	AUD	29/06/2006	390		222.52	
CP	WRLS	OS-PUR	AUD	30/06/2006	7785		4558.89	
CP	WRLS	OS-PUR	AUD	26/07/2006	6804		3958.45	
CP	WRLS	OS-PUR	AUD	27/07/2006	23612		13737.07	
CP	WRLS	OS-PUR	AUD	31/07/2006	82000		47804.94	
						214014		140924.5
GRAND TOTAL						**1222730**		**815669.2**

AUSTRALIAN ETHANOL LIMITED

RECEIVED

14 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

AUSTRALIAN ETHANOL LIMITED MARKET UPDATE AUGUST 2006

The attached market update is provided to the ASX for release prior to company discussion with shareholders and investors scheduled for the week beginning 14 August 2006.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

About Australian Ethanol Limited

ASX Listed Australian Ethanol (ASX: AAE) is an emerging producer of biofuels in Australia and the United States. The company has recently announced the go-ahead for the development of latest generation technology facilities for the production of grain based ethanol (Swan Hill, Australia) and biodiesel (Nebraska, USA).

The Swan Hill ethanol facility will be the first new generation fuel ethanol plant to be built in Australia. The Swan Hill facility has a rated capacity of 100 million litres per annum and is the first to use multi grain as feedstock. The Beatrice, Nebraska, biodiesel plant will be the first solid catalyst, second generation production facility to be developed in the US. The Beatrice Biodiesel facility will use the Axens Esterfip-H technology with a rated capacity of 50 million gallons per annum, and will use soy oil as feedstock. Both plants are expected to be operational by late 2007.

Refer to the website, www.australianethanol.com.au for more information.



MARKET UPDATE

AUSTRALIAN ETHANOL LIMITED

August 2006


E85

Important Notice and Disclaimer

AUSTRALIAN ETHANOL LIMITED

- The information contained in this document is disclosed to you by Australian Ethanol Limited (ABN 83 061 375 442) (**the Company**).
- Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, financial product, legal, tax or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs.
- The Company has prepared this document and is not aware of any errors in this document, but does not make an recommendations or warranty, express or implied concerning the accuracy of any forward looking statements or the likelihood of achievement or reasonableness of any assumptions, project economics, forecasts, prospects of returns contained in the information. Such assumptions, project economics, forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Accordingly actual financial results may materially differ from any prospective financial results.
- This document is intended to provide background information only and does not purport to make any recommendation upon which you may reasonably rely without taking further and more specific advice. Potential investors should make their own decision whether to purchase any share in the Company based on their own enquiries. Potential investors are advised to seek appropriate independent advice, if necessary, to determine the suitability of the investment. An investment in the Company should be considered speculative.
- This document is not a prospectus or other disclosure document.

AUSTRALIAN ETHANOL LIMITED

Report Outline

- Overview
- AAE Strategy
- Operations Update
- Investment Highlights
- Appendix

AUSTRALIAN ETHANOL LIMITED

Overview

An emerging player in the biofuels sector

- Australian Ethanol Limited (ASX Code: AAE) - singularly focused on the biofuels sector.
- Australian and United States diversified biofuels operations.
- Exposure to the rapidly growing United States biodiesel market.
- First dedicated grain fuel ethanol production facility in Australia

Assets set for substantial growth

- Successful equity raising in April 2006 paved way to kick-start two key projects.
- Construction of 100 Mlpa fuel ethanol plant in Swan Hill, Victoria is planned to commence in August 2006.
- Subject to completing full form documentation and shareholder approvals, project funding for the 50 Mgpa (190 Mlpa) biodiesel plant in Beatrice, Nebraska, USA is in place.
- Strong institutional shareholding - over 60% of the company is owned by Australian and overseas investment institutions.
- Aggressive ethanol and biodiesel project roll-out strategy.

Strategic partner in US: CHS Inc

- Biodiesel off-take and soy feedstock marketing contracts.
- Diversified agri-energy and grain business. Listed on NASDAQ. Net sales of US$11.8 billion (Fiscal year 2005)
- Access to CHS' deep penetration of United States markets.
- Support for further plant roll out
- One of the largest diesel distributors and retailers in the United States

Overview - Projects

AUSTRALIAN ETHANOL LIMITED

Swan Hill Ethanol

- 100 Mlpa fuel ethanol facility from corn, wheat and barley feedstock – High growth potential
- Completed process design and have commenced detailed engineering design – Praj Industries Limited
- Innovative feedstock strategy – multi-grain feedstocks. Grain marketing plan complete
- Managed Investment Scheme structure for feedstock supply planned for the supply of 50% of required feedstock.
- Estimated capital cost AUD$75 million (This includes the AUD$9.3 million committed in April 2006)
- Initial cash operating cost AUD $0.50 per litre of ethanol after co-product credit (Target to reduce to AUD $0.40 per litre over two years)
- Proforma EBITDA (2008) is AUD$27.5 million at 100% capacity

Beatrice Biodiesel, LLC

- 50 Mgpa B100 from soy oil to ASTM 6751 (US specification)
- 100% feedstock marketing agreement (soy oil) and off-take agreements (biodiesel product) with CHS Inc (Fortune 500 Company)
- Location – proximity to feedstock and off-take
- Legislative Subsidy US$1.00/gallon of B100
- Estimated capital cost US$52.5 million
- AAE will support construction estimate with a US$7.5 million over-run facility
- Subject to full form documentation and shareholder approvals, debt facility for *50% of estimated cost*
- Proven second generation operating plant in Sete, France
- Proforma EBITDA (2008) at 100% capacity is AUD$48.8 million
- Construction management term sheet with Alberici Constructions. Experienced and highly regarded US$1 billion revenue construction group.

AUSTRALIAN ETHANOL LIMITED

Why Biofuels?

- Reduces fossil fuel dependence
- Renewable fuel
- Government mandate (United States)
- Robust investor returns
- Ethanol is an octane enhancer and phase-out of synthetic octane additives
- Anticipated forecast of continued high world oil prices
- Reduced vehicle tail-pipe emissions
- Extensive global government subsidies

AUSTRALIAN ETHANOL LIMITED

Capital Structure

Ordinary Shares on issue	81,365,625
Options	6,360,000
Converting Shares	2,750,000*

* The actual number of ordinary shares following issue of the converting shares is dependent upon the share price on the day of issue as per the following formula:

Number of Shares to be allotted and issued (N) = 2,750,000 / P where P is a future price determined at the time of a predetermined exercise event

Share Price Performance

Share price performance since September 2005


AAE Share Price
Share Price
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Date
$9m from sale of Denco LLC to BEI
Raises $12.45 m to kick start ethanol and biodiesel project
CHS Agreement on offtake
CHS Feedstock agreement

AUSTRALIAN ETHANOL LIMITED

Report Outline

AUSTRALIAN ETHANOL LIMITED

AAE Strategy

Long-term growth strategy

AAE long term growth strategy

- Co location of biodiesel and ethanol production facilities
- Global outlook
- Ethanol and biodiesel plant roll-out in United States and Australia

Immediate strategy

Swan Hill Ethanol Pty Ltd

- To construct and put into operation by fourth quarter 2007
- To achieve off take agreement with a major oil company prior to completion of construction

Beatrice Biodiesel LLC

- To complete full form project finance documentation
- To develop and build the production facility
- To commence construction and put into operations by September 2007
- Market biodiesel and fuel ethanol products through CHS into the United States fuel industry

AUSTRALIAN ETHANOL LIMITED

AAE Strategy

Diversification

Biodiesel in the United States

- Biodiesel comprises less than 0.5% of total biofuels usage in the United States
- Around 200 million gallons (around 660,000 tonnes) of biodiesel are anticipated to be produced in the United States in 2006.
- Strong drivers are taking biodiesel mainstream:
  - Government tax incentive (US$1.00/gallon for B100)
  - Competitive pricing (vis-à-vis mineral diesel)
  - Increased penetration of diesel vehicles, and
  - Increasing end-user awareness

Substantial Growth in biodiesel consumption is anticipated to continue over the next five years.

- Around 500 major trucking fleets use biodiesel in the United States. This industry is currently serviced by 1,400 petroleum distributors and 450 retail filling stations. Expected to increase rapidly.

Ethanol in Australia

- Imperative for Australia economically and environmentally
- Australia currently uses 35,000 Mlpa of transport fuel
- By 2010 the anticipated demand for transport fuel will be 50,000 Mlpa
- There are currently three commercial ethanol production facilities in Australia, producing ~75Mlpa of fuel ethanol
- Australian government target of 350Mlpa of biofuels by 2010
- There are six proposed ethanol production expansion (four new facilities) projects in Australia, which is anticipated to increase ethanol production by 930Mlpa by 2010 (1,005 Mlpa total = 2% of transport fuel consumed)

Report Outline

- Overview
- AAE Strategy
- Operations Update
- Investment Highlights
- Appendix

AUSTRALIAN ETHANOL LIMITED

Beatrice Biodiesel, LLC

- 50 Mgpa plant in Beatrice, Nebraska
- Production of high grade biodiesel (B100) and pharma-grade glycerine from soy oil.
- Estimated capital cost is US $52.5 million
- In addition, the project finance package includes a USD$7.5 million cost overrun facility to be provided by AAE
- Construction management term sheet with Alberici Constructions which operates throughout the USA.
- Axens (French Institute of Petroleum) to provide the second generation technology. Sister project to proven French operation.
- Soy oil sourced from CHS Inc.
- All biodiesel marketed by CHS Inc.
- Construction planned to commence in August 2006.
- Production planned September 2007.

AUSTRALIAN ETHANOL LIMITED

Financing Package – Beatrice

- Project finance package committed subject to full form documentation and shareholder approval.
- Definitive project finance documentation currently being completed.
- Total estimated project cost of USD $52.5 million.
- In addition the project finance package includes a cost overrun facility of USD $7.5 million.
- Project finance package of US$60 million
  - Senior Debt facility of US$30 million plus a US$5 million working capital facility
  - Convertible note facility of US$30 million with United States energy investment fund (5 year term, conversion price is lesser of 80¢ or 120% of 5 day VWAP prior to issue date)
- Planned project completion in third quarter 2007.
- Anticipate 100% capacity for calendar year 2008.

Key Relationships
Beatrice Development Chain

AUSTRALIAN ETHANOL LIMITED

Engineering	Construction Management	Technology	Offtake and Supply
C.J Schneider and Co	Alberici Constructors (Aberici Group Inc)	Axens (French Institute of Petroleum)	CHS Inc
	www.alberici.com	www.axens.net www.itp.fr	www.chsinc.com
▪ Omaha, Nebraska ▪ Experience designing ethanol, biodiesel and soy oil production facilities ▪ Established 1978 ▪ Proven mid-west industrial engineering experience	▪ Head office in St Louis ▪ Est 1918 ▪ USD 1billion revenue ▪ Long tradition of excellence ▪ Experience in complex construction plants	▪ Refining, petrochemical and natural gas market focussed company offering processes, catalysts and adsorbents backed by 50years of success. ▪ Wholly owned by IFP, a pioneer in biofuel technology in France especially biodiesel	▪ Fortune 500 company ▪ Third largest grain trader in the USA . ▪ One of the largest diesel distributor and retailer in USA ▪ Own and operate substantial soy oil facilities

Key Relationships - CHS Inc Beatrice Development Chain

AUSTRALIAN ETHANOL LIMITED

- CHS Inc is a diversified Fortune 500 company and is the largest US agricultural cooperative (www.chsinc.com)
- CHS is the third largest grain exporter from the United States.
- CHS Represents over 325,000 farmers and ranchers.
- CHS also owns two oil fuel refineries, eight fuel terminals and extensive fuel pipeline infrastructure. Under the Cenex brand, CHS retails three billion gallons (11.4 billion litres) of refined fuels annually
- CHS is the 13th largest convenience store chain in the United States.
- CHS is the biggest retailer of E85 fuel in the United States
- CHS is a major user of the rail network across the United States and offers substantial logistical capability to support the Beatrice Project.

Project Fundamentals – Beatrice

Sample prices as at 20 July, 2006	
Denver, Colorado	$3.38
Cheyenne, Wyoming	$3.33
Jackson, Missouri	$3.45
US average B100 price across all states is $3.36	



World Production of Major Biodiesel Feedstock Oils
40000
35000
30000
25000
20000
15000
10000
5000
0
'000 MT
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006 (Forecast)
Year
Palm Oil
Soyabean Oil
Cottonseed Oil
Rapeseed Oil
Coconut Oil
Source: Malaysian Palm Oil Board and United States Department of Agriculture

Source: AFI's Biodiesel Index

AUSTRALIAN ETHANOL LIMITED

Project Economics – Beatrice

Implied EBITDA AUD$48.8 million for 2008 (first year of full production)

	Biodiesel Price Base Case 2.70 US$/g	**Soy Oil Price** Base Case 0.25US$/lb	**Capacity Utilisation** Base Case 353 days
-20%	12.7	74.5	38.6
-10%	30.8	61.7	43.7
Base Case	**48.8**	**48.8**	**48.8**
+10%	66.9	36.0	54.0
+20%	85.0	23.2	59.1

Note: Forex Assumption AUD / USD - $0.765

Project Economics – Beatrice

AUSTRALIAN ETHANOL LIMITED

Sensitivities to Feedstock and Biodiesel Price Movements
Base Case EBITDA =AUD$48.8 million per annum

Biodiesel Price
Base Case US$2.70 / gallon

Feedstock Price Base Case US$0.25 / lb

	2.20	2.30	2.40	2.50	2.60	2.70	2.80	2.90	3.00	3.10	3.20
0.34	-30.8	-24.1	-17.4	-10.7	-4.0	2.7	9.4	16.1	22.8	29.5	36.2
0.32	-20.5	-13.8	-7.1	-0.4	6.3	13.0	19.7	26.4	33.1	39.8	46.5
0.30	-10.3	-3.6	3.1	9.8	16.5	23.2	29.9	36.6	43.3	50.0	56.7
0.28	-0.0	6.7	13.4	20.1	26.8	33.5	40.2	46.9	53.6	60.3	67.0
0.26	10.2	16.9	23.6	30.3	37.0	43.7	50.4	57.1	63.8	70.5	77.2
0.25	15.3	22.0	28.7	35.4	42.1	48.8	55.5	62.2	68.9	75.6	82.3
0.24	20.5	27.2	33.9	40.6	47.3	54.0	60.7	67.4	74.1	80.8	87.5
0.22	30.7	37.4	44.1	50.8	57.5	64.2	70.9	77.6	84.3	91.0	97.7
0.20	41.0	47.7	54.4	61.1	67.8	74.5	81.2	87.9	94.6	101.3	108.0

Notes:

- Current spot price B100 average across 50 United States locations = US$3.36 (20 July 2006)
- Biodiesel price is in US$ per gallon
- Feedstock price is in US$ per lb

AUSTRALIAN ETHANOL LIMITED

Swan Hill Ethanol Pty Ltd

- Process engineering and detailed engineering design by Praj Industries, Pune, India (built over 300 ethanol plants).
- Multi-grain feed stock capability (barley, wheat and corn).
- 100% of distiller's grain off take to James & Son
- Proximity to grain producers
- Legislative support by way of fuel excise rebate.
- Innovative application of agriculture to energy production
- AAE committed AUD$9.3 million to the project in April 2006



Australian Wheat Production



Source: Australia Crop Report

Key Relationships
Swan Hill Development Chain

AUSTRALIAN ETHANOL LIMITED

Basic Engineering	Design Engineering	Construction Management	Technology	Offtake and Supply
C.J Schneider and Co;	Process Design and Fabrication (currently under negotiation)	TBA	Praj Industries Limited	*Off take:* James & Son to acquire distiller's grain *Supply:* Multi grain feedstock Strategy including MIS
▪ Blend of US engineering experience with proven local Victorian industrial engineering capabilities	▪ Experienced and proven local project management group ▪ Currently completing biodiesel facility in Victoria ▪ PDF have extensive industrial design and construction experience	TBA	▪ Designed over 300 ethanol plants globally ▪ Global supplier of ethanol facility process equipment ▪ Have completed process design package for Swan Hill	▪ 30% of feedstock contracted ▪ Multi-grain ▪ Summer crop of corn; Winter crop of wheat/barley ▪ Ethanol off-take under negotiation

AUSTRALIAN ETHANOL LIMITED

Project Economics – Swan Hill

Implied EBITDA AUD$27.5 million for 2008 (first year of full production)

	Ethanol Price Base Case 0.84 AUD$/L Ex Swan Hill	**Grain Price** Base Case Corn 185 A$/Tonne Barley 155 A$/Tonne	**Capacity Utilisation** Base Case 100% capacity
-20%	9.4	36.5	21.1
-10%	18.4	32.0	24.3
Base Case	**27.5**	**27.5**	**27.5**
+10%	36.6	23.1	Not Applicable
+20%	45.7	18.6	Not Applicable

AUSTRALIAN ETHANOL LIMITED

Project Economics – Swan Hill

Sensitivities to Feedstock and Ethanol Price Movements

Base Case EBITDA at 100% capacity AUD$27.5 million per annum

Ethanol Price

Base Case – AUD$0.84/litre

Feedstock Price	0.50	0.60	0.70	0.80	0.84	0.90	1.00	1.10	1.20	1.30
20.0%	-18.2	-7.4	3.4	14.3	18.6	25.1	35.9	46.7	57.5	68.3
15.0%	-16.0	-5.1	5.7	16.5	20.8	27.3	38.1	48.9	59.8	70.6
10.0%	-13.7	-2.9	7.9	18.7	23.1	29.5	40.4	51.2	62.0	72.8
5.0%	-11.5	-0.7	10.1	21.0	25.3	31.8	42.6	53.4	64.2	75.0
0.0%	-9.2	1.6	12.4	23.2	27.5	34.0	44.8	55.7	66.5	77.3
-5.0%	-7.0	3.8	14.6	25.4	29.8	36.3	47.1	57.9	68.7	79.5
-10.0%	-4.8	6.0	16.9	27.7	32.0	38.5	49.3	60.1	70.9	81.8
-15.0%	-2.5	8.3	19.1	29.9	34.2	40.7	51.5	62.4	73.2	84.0
-20.0%	-0.3	10.5	21.3	32.1	36.5	43.0	53.8	64.6	75.4	86.2

ASSUMPTIONS FOR BASE CASE

- Terminal Gate Price (TGP) is assumed at AUD$1.30 per litre (includes excise and GST).
- Ethanol price is in AUD$ per litre and does not include GST
- Ethanol price is ex works Swan Hill and does not include transport or marketing costs.
- Ethanol is sold at AUD$0.30 per litre discount to TGP
- Feedstock price is in AUD$ per tonne Corn - $185/tonne, Barley - $155/tonne

AUSTRALIAN ETHANOL LIMITED

Risk Management

- Beatrice Biodiesel
  - Construction over-run facility of US $7.5 million
  - Proven technology
  - Strong partners who are industry leaders
  - Robust human resources plan and policies
  - Biodiesel off-take and soy oil feedstock supply contracts with CHS
- Swan Hill
  - Multi-grain facility
  - 30% of feedstock contracted
  - Construction over-run facility of AUD $10 million
  - Strong partners who are industry leaders
  - Proven ethanol engineering expertise from Praj and CJ Schneider
  - Co-products off-take contract in place for whole of production
  - Will seek to achieve fuel ethanol offtake agreement for the majority of product prior to the completion of project construction.

Consolidated Indicative Financial Returns

AUSTRALIAN ETHANOL LIMITED

Calendar Year 2008 [Normalised 12 month trading]	Pro forma (AUD$ millions)	Comments/Key Assumptions
Beatrice Biodiesel EBITDA	48.8	▪ 100% capacity for Beatrice plant at current commodity prices ▪ First full year of production 2008
Swan Hill Ethanol EBITDA	27.5	▪ 100% capacity ▪ First full year of production 2008
AAE Normalised Project EBITDA	**76.3**	
AAE normalised NPAT	**40.1**	

Pro Forma Assumptions

Normalised 12 month trading periods for each business

AUSTRALIAN ETHANOL LIMITED

Report Outline

- Overview
- AAE Strategy
- Operations Update
- **Investment Highlights**
- Appendix

AUSTRALIAN ETHANOL LIMITED

Key Investment Highlights

Beatrice

- Plan to commence construction in August 2006
- Off take and supply agreements with CHS
- Project finance arranged subject to completion of full form documentation and shareholder approval

Swan Hill

- Plan to commence construction in August 2006
- Feedstock contracts for 30% supply in place
- Well positioned to capitalise on first mover advantage

Management

- United States and Australian management team is led by Peter Anderton and supported by Carla Andres
- Highly experienced in major project delivery in Australia and internationally. Solid United States experience.

Financial

- Compelling project economics
- Opportunity for significant capital growth for investors
- Diversified biofuels and geographic investment

Partners

- Management have surrounded the company with substantial partners in the United States and Australia with strong balance sheet to support the developments.

Report Outline

- Overview
- AAE Strategy
- Operations Update
- Investment Highlights
- Appendix

AUSTRALIAN ETHANOL LIMITED

AAE Board

Peter W F Anderton
Chairman & CEO



David A Lymburn
Non Executive Director

INSERT
PHOTO

Richard A Payne
Non Executive Director



Phillip Toyne
Non Executive Director



Dr Michael G Douglas
Non Executive Director



AUSTRALIAN ETHANOL LIMITED

US Canadian Biofuels Board



Dr Michael Douglas
Chief Scientific Officer

Peter Anderton
President

David Blythe
Chief Operating Officer

Michele Graham
Executive Director,
Strategy & Research

Carla Andres
Chief Executive Officer

Chief Executive Officers

AUSTRALIAN ETHANOL LIMITED

Peter W F Anderton
Chairman & CEO, AAE



Carla Andres
CEO, USC Biofuels



AUSTRALIAN ETHANOL LIMITED

Management Profiles - AAE

- **Peter Anderton** is the *company's Chairman and CEO*. Mr Anderton has over 30 years experience in engineering, construction and project development principally associated with the mining and industrial sector. Peter has extensive international experience managing projects and companies both private and public. Previous senior positions held are MD of Comet Resources Limited, MD of Minproc Engineers Limited and MD of Australian Silicon Limited.

- **Michele Graham** is the company's Director of Strategy and Research. Michele is a qualified engineer with a Bachelor of Engineering in Civil Engineering with 1st Class Honours and the University Medal. As a senior consultant with a boutique Australian strategy consultancy and an analyst with Anderson Consulting, Michele has advised global clients in industries as diverse as manufacturing, energy, financial services and information technology. Recently, she has consulted and advised companies in the biofuels industry in Australia. Michele also holds an Executive MBA from the Australian Graduate School of Management and an MPhil from Cambridge University.

- **Rob Pedulla** is the company's *Financial Controller and Company Secretary*. Rob has extensive financial experience in Australia having worked with the Mirvac Group and Barclay Mowlem. He is a qualified accountant and CPA. Rob brings solid financial management and statutory compliance capabilities to the AAE team.

- **Tim Lagdon** is the company's in-house banker. Tim has spent the past ten years at NM Rothschild & Sons advising sponsors on raising finance and directly funding projects in the resources and utility sector, as well as completing structured finance and property development transactions. Previously, Tim worked with Westpac as part of their Sydney based project finance team. With a strong background in project finance, banking as well as investment banking, Tim will assist AAE to raise the debt and equity necessary to finance the construction and development of its current and planned projects.

- **Geoff Spiden** is General Manager for Construction. Geoff is a qualified Civil Engineer, Member of the Institution of Engineers (Australia), Chartered Professional Engineer (CPEng). He is a seasoned project and construction manager with over 20 years experience in heavy engineering commercial and infrastructure development and construction. Geoff has extensive experience in oil and gas as a Project Manager on major North West Shelf and on onshore facilities with the Leighton Group in Australia. More recently Geoff was the Project Manager for the construction of two biodiesel facilities built for Australian Renewable Fuels in Adelaide, South Australia and Picton, Western Australia.

AUSTRALIAN ETHANOL LIMITED

Management Profiles – USC Biofuels

- **Carla Andres** has been appointed to the role of CEO, US Canadian Biofuels Inc (USCB), the wholly owned US subsidiary of AAE. Carla has been a Board member of USCB since its inception and the legal advisor to the company in her role as a corporate counsel with Godfrey & Kahn, S.C. She has also been at the forefront of the Godfrey & Kahn Renewable Fuels Team, which is highly regarded in the US biofuels industry as one of the premier legal organizations supporting the industry.

- **David Blythe** is the Chief Operations Officer of USC Biofuels. David is a professional engineer with over 20 years experience in the global energy industry in project management, construction and operations of nuclear power facilities throughout the US. In recent years, David has consulted and advised companies in the biofuels and agricultural industries in the United States. He is a graduate of Washington State University and holds an MBA in International Business from Duke University. He is a Certified Project Manager by the Project Management Institute of the United States.

- **Ray Zipprich** (CPA) is the Financial Controller of US Canadian Biofuels. Ray's previous positions include Senior Vice President and Corporate Secretary at Novactyl, Inc and Vice President and CFO of Fleming and Company Pharmaceuticals, Inc. Ray has a breadth of experience in planning and leadership across a range of areas including operations, finance, accounting, information systems, human resources, debt and equity financing, investor relations and corporate governance.

AUSTRALIAN ETHANOL LIMITED

Biodiesel Benefits

- Biodiesel is a renewable fuel, non-toxic and rapidly biodegradable
- Boasts about up to 50 percent less lifecycle carbon dioxide emissions than mineral diesel
- Biodiesel blended fuels lower particulate exhaust emissions and reduces carcinogenic impact
- Biodiesel improves lubricity, zero sulphur
- Higher cetane number than mineral diesel, thus ensuring quick engine start-up in cold climates
- Low percentage blend can be used without modification to the engine
- Low percentage blend can be supplied using the existing fuel supply infrastructure through standard diesel pump equipment
- Higher flashpoint makes it a safer fuel to handle than conventional fossil fuels

AUSTRALIAN ETHANOL LIMITED

Project Economics Biodiesel

BEATRICE BIODIESEL – MANAGEMENT ESTIMATES	
At 50 Mgpa capacity	**AUD$ millions**
Revenues	197
EBITDA	48.8

Assumptions –

- *Full production capacity 50 Mgpa (100% expected – FY2008)*
- *Biodiesel price US$2.70/gallon (US$0.70/L)*
- *Feedstock (Soy Oil) US$0.25/lb*
- *AUD/USD – $0.765*
- *CAPEX US$52.5*

AUSTRALIAN ETHANOL LIMITED

Valuation Metrics - AAE

	Million Shares	$AUD 000	$AUD 000
EBITDA - At 100% Beatrice operations only			48,842
Enterprise Value			
Equity	81.4	48,840 ①	
Add: Debt			
Convertible Note ②	49.0	39,216③	
Senior Debt		39,216	
Existing Debt – per balance sheet		32	
	130.4	**78,463**	
Enterprise Value④		**127,304**	
EV/EBITDA Multiple			**2.61**

① At $0.60 per share
② At $0.80 per share
③ At $0.765
④ Excludes deduction of $15,625 cash as at 31 July 2006

AUSTRALIAN ETHANOL LIMITED

Ethanol Benefits

What is it?

Combustible liquid and one of a large class of compounds commonly known as alcohol.

Uses

Alternative transport fuel and fuel additive. Also used in solvents, essences and flavouring, disinfectants and beverages.

Production

Can be manufactured from a range of agricultural feedstock with sugar and starch - sugar cane, corn, barley wheat and other grains.

Environmentally Friendly

Reduces carbon monoxide and particulates in vehicle tail pipe emissions

No sulphur

Natural octane enhancer

AUSTRALIAN ETHANOL LIMITED

Project Economics Ethanol

SWAN HILL ETHANOL – MANAGEMENT ESTIMATES	
Assuming 100Mlpa capacity	**AUD$ millions**
Revenues	100.7
EBITDA	27.5

Assumptions –

- *Full production capacity 100Mlpa*
- *Ethanol price AUD$0.30 discount to current Terminal Gate Price*
- *Feedstock – Corn AUD$185/tonne and Barley AUD$155/tonne*
- *Estimated Capital Cost AUD$75 million*

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

21 August 2006

Australian Ethanol Limited

TRADING HALT

The securities of Australian Ethanol Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 23 August 2006 or when the announcement is released to the market.

Security Code: AAE

Ben Donovan
Advisor, Issuers

AUSTRALIAN ETHANOL LIMITED

23 August 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
PERTH Western Australia 6000

Dear Sirs

AAE Announces Funding for Biofuels Projects

Australian Ethanol Limited (AAE) is pleased to provide a summary of its funding strategy for its two flagship biofuels projects.

Beatrice Biodiesel Project - as previously announced the company has entered into the following US$60 million project financing package:

- Senior debt facility of US$30 million plus a US$5 million working capital facility
- Convertible note facility of US$30 million

This package ensures the Beatrice Biodiesel Project is fully funded and the company anticipates project completion by Q3 2007.

Swan Hill Ethanol Project – the company plans to finance this project via a staged approach designed to minimise dilution of current shareholders. In April 2006, the Company announced the commitment of AUD$9.3 million to the development of the Swan Hill Ethanol Project at Woorinen South near Swan Hill in North Western Victoria, Australia.

BBY Limited and Shaw Corporate Finance have been mandated to assist the company achieve its financing objectives. The financing plan is outlined as follows.

Stage 1: Equity Placement

The offering, conditional on shareholders' approval, of up to 60 million ordinary fully paid shares at 52c will be placed with sophisticated and professional investors. The issue will raise up to AUD$31.2 million.

Stage 2: Share Purchase Plan

A share purchase plan (SPP) will be offered to existing registered shareholders in Australia and New Zealand.

Full details of the SPP are scheduled to be announced on Friday 25 August 2006 with the record date for participation being 22 August 2006.

The offer will be at the same issue price as the equity placement. The issue price of 52 cents per share represents a discount of 14% to the volume weighted average price (VWAP) of the shares on the ASX on the five (5) trading days immediately prior to the trading halt on 21 August 2006 and announcement of the equity placement.

Australian Ethanol Limited ABN 83 061 375 442
Level 1, Suite 4 11 Ventnor Avenue, West Perth WA 6005
PO Box 1792, West Perth WA 6872 Telephone: +61 8 9322 9110 Facsimile: +61 8 9322 1007 www.australianethanol.com.au

Stage 3: Equity-Related Financial Instrument

AAE intends to negotiate a AUD$20 million stand-by equity draw-down facility. A term sheet has been offered to the Company and is under negotiation. The final details of the equity draw down facility are subject to resolution by the board of AAE and approval by the shareholders.

Stage 4: Debt Financing Facility

AAE intends to negotiate a conventional project debt facility for the remainder of the funds required to complete the Swan Hill Ethanol Project. Debt advisors to the Company have undertaken an initial review of the debt market and have advised a positive response to the facility once Stages 1, 2 & 3 of the funding package are complete.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Company Overview

AAE is a publicly listed company in Australia with plans to develop biofuels assets in Australia and the United States. The Company has advanced ethanol and biodiesel developments to be co-located to support the groups green/green strategy of eliminating the requirement and use of fossil fuel products in the manufacture of biofuels internationally.

Overview of Projects

The Company has recently undertaken the raising of US$60 million for the development of the Beatrice Biodiesel Project in Beatrice Nebraska, USA. The plant is designed for a production output of 50 million gallons per year (Mgpy) using a feedstock of crude soy oil.

The development is supported by

- Supply contracts for all of the soy oil with CHS Inc of Minneapolis, Minnesota, a Fortune 500 Company in the United States with a revenue of US$11.8 billion (fiscal year 2005). CHS are the third largest grain handler in the US with ownership of the largest co-operative network and producer groups in the country.

- Marketing contract for all of the production of biodiesel from the Beatrice facility with CHS Inc. CHS are a major fuel distributor and retailer in the United States transport fuel market. The Company is reported as the largest diesel distributor and retailer in the United States.

- Technology supply agreement with Axens, a subsidiary of the Institute of French Petroleum, one of the largest international suppliers of hydrocarbon processing technology. Axens has recently commissioned the Sete biodiesel plant in Southern France, a 50 Mgpy facility and sister plant to Beatrice. The Sete facility is owned by Diester Industries, the largest producer of biodiesel in the world. The Sete facility is operating above nameplate throughput and to the European biodiesel specification using a feedstock of rape seed (canola).

- An engineering and procurement contract with the Omaha based engineering company, C J Schneider Engineering (CJS). CJS are experienced in the energy and industrial engineering and construction sector in the mid west of the United States and have recent experience in the ethanol and biodiesel industries in the USA.

- A construction management contract with Alberici Constructions of St Louis, Missouri. Alberici is a multi discipline construction contractor with US$1 billion per year revenue and have substantial construction activity in Nebraska.

- A convertible note facility (subject to final documentation and shareholder approval) for US$30 million with Amaranth LLC, a US based energy and resource investment group.

- A US$30 million senior debt facility plus a US$5 million working capital facility with a major US agricultural lending bank.

The Beatrice Biodiesel Project is planned for start up in September 2007 and the base case assumptions (previously announced) show EBITDA returns of AUD$48.8 million for the first full year planned operation in 2008.

AAE commenced construction at the Swan Hill site of the Swan Hill Ethanol Project on Monday 21 August 2006. The facility is the first grain ethanol plant to be built in Australia and has a nameplate capacity of 100 million litres per year (Mlpy) of fuel grade ethanol from a feedstock of corn, wheat and barley.

The development is supported by

- Supply contacts with local producers for 30% of the planned corn requirements for the facility.

- Marketing contract for all of the co products (or distiller's grain) to be produced by the facility with James & Son, a major UK stockfeed producer and marketer with substantial operations in Argentina, New Zealand and Australia.

- Technology supply and detailed engineering agreement with Praj Industries of Pune, India. Praj are an experienced ethanol plant engineer and equipment supplier having constructed over 300 ethanol production facilities in 28 countries. Praj have completed more ethanol production facilities than any other technology supplier. The group is currently working on five ethanol facilities in the United States.

- An engineering and procurement contract with the Omaha based engineering company, C J Schneider Engineering (CJS). CJS are experienced in the energy and industrial engineering and construction sector in the mid west of the United States and have recent experience in the ethanol and biodiesel markets in USA.

- An engineering and procurement contract with the Melbourne based engineer and constructor, Process Design and Fabrication. The group are an experienced multi discipline engineer in the energy and industrial sector and are currently undertaking the design and construction of a biodisel facility in Victoria.

The estimated cost of the Swan Hill Ethanol Project is AUD$75 million and is planned to reach full capacity by the end of calendar year 2007. The base case assumptions (previously announced) show EBITDA returns of AUD$25.5 million for the first full year of planned operation in 2008.

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited

Tel: +61 8 9322 9110

Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)

Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited

Tel: +61 3 9822 6747

Mob +61 (0) 417 924 773

Email:jkettmann@aael.net

Website, www.australianethanol.com.au for more information.

AUSTRALIAN ETHANOL LIMITED

25 August 2006

Manager
Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
PERTH WA 6000

Dear Sirs,

SHARE PURCHASE PLAN

The Board of Directors of Australian Ethanol Limited (AAE) has approved a Shareholder Share Purchase Plan ("**Plan**").

Under the Plan, eligible shareholders will be entitled to purchase up to a maximum of $4,992 being 9,600 of fully paid ordinary shares in AAE at a subscription price of 52 cents per share, which is a 14% discount to the volume weighted average price of AAE's Shares on the Australian Stock Exchange Limited on the 5 trading days immediately prior to the trading halt on 21 August 2006.

The record date for determining entitlements under the Plan is 22 August 2006. The closing date of the Share Purchase Plan offer is close of business (Western Standard Time) on 21 September 2006.

Attached is a copy of the Share Purchase Plan including the sample Application Form which will be sent to all registered shareholders in Australia and New Zealand as at the record date.

Yours faithfully

Peter Anderton
Chairman
Australian Ethanol Limited

Australian Ethanol Limited ABN 83 061 375 442
Level 1, Suite 4, 11 Ventnor Avenue, West Perth WA 6005
PO Box 1792, West Perth WA 6872 Telephone +61 8 9322 9110 Facsimile +61 8 9322 1007 www.australianethanol.com.au

AUSTRALIAN ETHANOL LIMITED

25 August 2006

Dear Shareholder,

INVITATION TO PARTICIPATE IN SHAREHOLDER SHARE PURCHASE PLAN

The Board of Directors of Australian Ethanol Limited (AAE) has approved a Shareholder Share Purchase Plan (Plan). The Plan entitles eligible shareholders of AAE, irrespective of the size of their shareholding, an opportunity to purchase up to a maximum of $4,992 being 9,600 of fully paid ordinary shares in the Company (Shares) at 52 cents per Share (Offer).

As announced on 23 August 2006, AAE has mandated the services of BBY Limited and Shaw Corporate Finance to assist AAE in achieving its financial objectives to develop the Swan Hill Ethanol Project, which involves a stage 1 placement of up to 60,000,000 Shares at 52 cents each to sophisticated and professional investors to raise up to $31,200,000. The placement is subject to shareholder approval.

The purpose of the Offer is to provide an opportunity for all eligible shareholders to increase their shareholding in AAE at a cost of 52 cents per Share being the same price as the Shares offered under the placement.

Details of the offer are set out in this letter and in the **enclosed** terms and conditions and the Entitlement and Acceptance Form.

Shareholders Eligible to Participate in the Plan

The right to participate in the Offer is available exclusively to shareholders who are registered as holders of Shares in AAE as at 5pm (WST) on the record date of 22 August 2006 and whose registered address is in Australia or New Zealand (Eligible Shareholders).

Price of Shares under the Offer

The issue price of 52 cents per Share represents a discount of 14% to the volume weighted average price of AAE's Shares on the Australian Stock Exchange Limited (ASX), on the 5 trading days immediately prior to the trading halt on 21 August 2006 and announcement of the equity placement. The volume weighted average price of AAE's Shares during the 5 days immediately prior to the trading halt was 60.49cents.

Shareholders should note that the market price of Shares in AAE may rise or fall between the date of the Offer and the date that any Shares are allotted to you as a result of your acceptance of this Offer. This means that the subscription price you pay for the Shares may exceed the market price of the Shares at the date of allotment of the Shares. The Board recommends that you obtain your own financial advice in relation to the Offer and consider price movements of the Shares in AAE prior to accepting the Offer.

Use of Funds

The funds raised under this Offer will be used by AAE towards assisting the development of the Swan Hill Ethanol Project. Construction commenced at the Swan Hill site of the Swan Hill Ethanol Project on Monday, 21 August 2006. As announced on 23 August 2006, AAE plans to implement a staged funding of the Swan Hill Ethanol Project. Upon completion, the Swan Hill ethanol plant will be the first grain ethanol plant built in Australia and will have a nameplate capacity of 100 million litres per year of fuel grade ethanol from a feedstock of corn, wheat and barley.

Subscription and Application Procedure

If you would like to participate in the Offer, please return your completed Entitlement and Acceptance Form (**enclosed**) together with your cheque for the applicable subscription moneys, on or before 5pm (WST) on the Closing Date of 21 September 2006. No late applications will be accepted.

Under the Offer, an Eligible Shareholder may only elect to purchase Shares as follows:

Offer	Number of Shares	Subscription Amount
A	9,600	$4,992
B	7,700	$4,004
C	5,775	$3,003
D	3,850	$2,002
E	1,925	$1,001

The maximum investment any Eligible Shareholder may apply for is $4,992 even if an Eligible Shareholder receives more than one Offer (whether in respect of a joint holding or because the Eligible Shareholder has more than one holding under a separate account).

AAE has approximately 3,300 Eligible Shareholders and in the event that all Eligible Shareholders were to subscribe for the maximum amount of $4,992, this would result in the issue of approximately 31,680,000 Shares. The maximum number of Shares the Company is permitted to issue under the Offer by the ASX Listing Rules is 24,409,687 Shares (being 30% of the number of Shares on issue). In the event of oversubscription, AAE will reduce the maximum number of Shares issued to each Eligible Shareholder so that no more than 24,409,687 Shares are issued. If AAE rejects or partially rejects an application, AAE will promptly return to the Eligible Shareholder the relevant application moneys, without interest.

The Offer is non-renounceable, which means that you cannot transfer your right to purchase Shares under the Offer to anyone else.

Shares allotted under the Plan will be issued no later than 3 business days after the closing date of the Offer. Application for quotation on the ASX of the new Shares will be made immediately following the issue of those Shares.

Any shortfall to the Offer may be placed at the discretion of the directors up to the number permitted under ASX Listing Rule 7.1. The Offer is not underwritten.

Indicative Timetable

Announcement of Plan	23 August 2006
Record Date (5pm WST)	22 August 2006
Despatch of Offer Documentation	28 August 2006
Opening Date of Offer	28 August 2006
Closing Date of Offer	21 September 2006
Issue of Shares under the Plan	25 September 2006
Despatch date for holding statements	26 September 2006
Quotation of Shares on ASX	27 September 2006

These dates are indicative only. AAE may vary the date and times of the Offer (including extending the closing date) without notice. Accordingly, Eligible Shareholders are encouraged to submit their Entitlement and Acceptance Forms as early as possible.

ASX Listing Rules

The ASX Listing Rules provide an exception to Listing Rule 7.1 which effectively permits AAE to issue to Eligible Shareholders the Shares under the Offer without Shareholder approval. A similar exception from Listing Rule 10.11 permits AAE to issue the Shares under the Plan to the directors of AAE in their capacity as Eligible Shareholders, without shareholder approval. The Directors in their capacity as Eligible Shareholders each intend to apply for the full $4,992 amount under the Offer.

If you wish to participate in the Plan please ensure that you return the completed Entitlement and Acceptance Form and your cheque for the subscription amount prior to the closing date of the Offer.

If you have any questions in respect of the Plan, please contact AAE's office on (08) 9322 9110 or AAE's share registry, Computershare Investor Services Pty Ltd on 1300 557 010.

Yours faithfully

Peter Anderton
Chairman
Australian Ethanol Limited

AUSTRALIAN ETHANOL LIMITED
ACN 061 375 442
SHARE PURCHASE PLAN - TERMS AND CONDITIONS

Purpose

The purpose of the Share Purchase Plan (Plan) is to offer shareholders of Australian Ethanol Limited (AAE) the opportunity to acquire additional fully paid ordinary shares in the Company (Shares) up to a maximum of $5,000 in any 12 month period, at a discount to the market price of Shares on Australian Stock Exchange Limited (ASX), without the need to pay brokerage costs and without the need for AAE to issue a prospectus, upon such terms and conditions as the board of directors of AAE, in its absolute discretion, sees fit.

Shareholders eligible to participate

Eligible shareholders of AAE that are registered with an Australian or New Zealand address at the relevant record date may participate in the Plan. Due to foreign securities laws, it is not practical for shareholders resident in other countries to be offered the opportunity to participate in the Plan.

Participation in the Plan is optional and is subject to these terms and conditions. Offers made under the Plan are not renounceable which means eligible shareholders cannot transfer their rights to any Shares offered under the Plan.

An offer may, at the discretion of the directors of AAE, be made under the Plan once a year. The maximum amount which any shareholder may subscribe for in any consecutive 12 month period is $5,000. The maximum number of Shares each shareholder may apply for will apply **even if a shareholder received more than one** offer (whether in respect of a joint holding or because the shareholder has more than one holding under separate share accounts). The directors of AAE may also determine in their discretion the minimum amount for participation, the multiple of Shares to be offered under the Plan and the period the offer is available to eligible shareholders.

Issue Price of AAE shares

The price of AAE's Shares to be issued under the Plan will be determined by calculating a discount to the volume weighted average market price of Shares over the last 5 trading days, either before the day on which the offer is announced or before the day on which the issue is made.

Applications and notices

At the discretion of the directors of AAE, AAE will send eligible shareholders a letter of offer and acceptance procedures, inviting them to subscribe for Shares under the Plan, and accompanied by the terms and conditions of the Plan and an entitlement and acceptance form. AAE reserves the right to refuse an application if it considers that the applicant is not an Eligible Shareholder or has otherwise not complied with the terms of the Plan. Applications will not be accepted after the closing date of an offer. Oversubscriptions to an offer may be refunded without interest.

Notices and statements made by AAE to participants may be given in any manner prescribed by AAE's Constitution.

Underwriting and Shortfall

An offer may be underwritten and the underwriters and/or sub-underwriters may be issued with Shares pursuant to the Plan where one or more of the eligible shareholders fail to subscribe for the maximum number of shares available to them under the offer (Shortfall Shares). The directors may pay a brokerage fee to underwriters.

Additionally, the directors of AAE may place any Shortfall Shares at their discretion up to the number permitted under ASX Listing Rule 7.1.

Payment

All amounts expressed in an offer and the Plan are in Australian dollars. If an acceptance form is not accompanied by a cheque for the exact amount AAE reserves the right to return the acceptance form and cheque or allot that number of Shares that is rounded down to the nearest whole number option under the offer and return the balance of moneys. No interest will be paid on moneys returned.

Issue of AAE shares

Shares to be issued under the Plan will be issued as soon as reasonably practicable after the closing date specified by AAE in the relevant offer.

Shares issued under the Plan will rank equally in all respects with all other fully paid ordinary shares in AAE from the date of issue.

Shareholding statements or CHESS notifications will be issued in respect of all Shares issued under the Plan. AAE will, promptly after the issue of the Shares under the Plan, make application for those Shares to be listed for quotation on the official list of ASX.

Modification and termination of the Plan

AAE may modify or terminate the Plan at any time.

AAE will notify ASX of any modification to, or termination of, the Plan. The omission to give notice of any modification to, or termination of, the Plan or the failure of ASX to receive such notice will not invalidate the modification or termination.

Without limiting the above, AAE may issue to any person fewer Shares than the person applied for under the Plan if the issue of the Shares applied for would contravene any applicable law or the ASX Listing Rules.

Dispute resolution

AAE may, in any manner it thinks fit, settle any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the Plan, whether generally or in relation to any participant, application or Shares. The decision of AAE in this respect will be conclusive and binding on all shareholders and other persons to whom that determination relates.

AAE reserves the right to waive strict compliance with any provision of these terms and conditions. The powers of AAE under these conditions may be exercised by the directors of AAE or any delegate of the directors of AAE.

Questions and contact details

If you have any questions regarding the Plan or how to deal with this Offer, please contact your stockbroker or professional adviser or AAE's Company Secretary.

Australian Ethanol Limited

ABN 83 061 375 442

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Share Purchase Plan Application Form

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional advisor.

Securityholders eligible to participate in the Share Purchase Plan ("SPP") may select one only of the following offers to purchase shares in Australian Ethanol Limited

Offer Closes: 5.00pm WST on 21 September 2006

By making your payment, you agree to be bound by the Constitution of Australian Ethanol Limited and agree that the submission of this payment constitutes an irrevocable offer to you by Australian Ethanol Limited to subscribe for Australian Ethanol Limited Shares on the terms of the SPP. In addition, by submitting this Application Form you certify that the aggregate of the application price paid by you for:

- the Shares the subject of this Application Form; and
- any other shares and interests in the class applied for by you under the Share Purchase Plan or any similar arrangement in the 12 months prior to the date of submission of this Application Form, does not exceed $5,000.00.

Securityholder Entitlement details

Subregister	XXX,XXX,XXX
Record Date	XXX,XXX,XXX

To be completed by Securityholder

B I/We wish to apply for the value of shares set out below in accordance with the terms and conditions of the Share Purchase Plan, as set out in the accompanying letter dated <Date>.

Please mark one box only

Offer A	Offer B	Offer C	Offer D	Offer E
X A $4,992.00 OR 9,600 of Shares	X A $4,004.00 OR 7,700 of Shares	X A $3,003.00 OR 5,775 of Shares	X A $2,002.00 OR 3,850 of Shares	X A $1,001.00 OR 1,925 of Shares

I/We enclose my/our payment for the amount shown above being payment of A$0.52 per new Share. I/We hereby authorise you to register me/us as the holder(s) of the Shares allotted to me/us, and I/we agree to be bound by the Constitution of the company.

C **Enter your contact details**

Contact Name

Telephone Number - Business Hours / After Hours
( )

Cheque details - Make your cheque or bank draft payable to Australian Ethanol Limited - Share Placement Account

D

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

See back of form for completion guidelines

How to complete this form

Acceptance of the Share Purchase Plan offer

A Registration Name(s)

Your name and address as it appears on the Register of Australian Ethanol Limited.

B The Offer

You can apply for shares to a maximum value of $4,992.00 in the denominations provided.

C Contacts Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

D Payment

Make your cheque or bank draft payable to Australian Ethanol Limited in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with your selection made in selection B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Share Purchase Plan Form being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Lodgement of Share Purchase Plan

Share Purchase Plan Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 21 September 2006. Return the Share Purchase Plan Form:

By Mail:
Australian Ethanol Limited
Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

In Person:
Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning the Share Purchase Plan Offer please contact CIS on telephone 1300 557 010.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 557 010 or visit www.computershare.com (Certificated/Issuer Sponsored Holders Only).

CHESS holders must contact their controlling participant to notify a change of address.

WP_121205

1 S P P

A A E

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia

BBY Limited

ABN 80 006 707 777 Participant of Australian Stock Exchange Group Regulated by the Securities and Futures Authority

Melbourne	Sydney	London	Internet
Tel: 61 3) 9226 0000	Tel: 61 2) 9226 0000	Tel: 44 207) 618 3730	http://www.bby.com.au/
Fax: 61 3) 9226 0244	Fax: 61 2) 9226 0066	Fax: 44 207) 618 3777	

Australian Ethanol Limited

Announces Equity Placement and Funding Initiatives

AAE **$0.59** **BUY**

23 August 2006

Jeremy Tobias
+612 2 9226 0086
jet@bby.com.au

BBY maintains its BUY recommendation on Australian Ethanol Limited (AAE) and keeps its 12-month price target at A$1.00/s after the company announced a financing package for its Swan Hill Ethanol Project (construction commenced 21/08/06). The package includes: a) a placement to sophisticated and professional investors of up to 60m shares at A$0.52/s to raise A$31.2M (subject to shareholder approval); b) a Share Purchase Plan (SPP) at A$0.52/s to shareholders of AAE. BBY estimates that this will raise c.A$4M; c) a A$20M stand-by equity drawn down facility. This is currently under negotiation and is subject to resolution by AAE's board and shareholder approval; and d) a debt financing facility. This will be undertaken once the above stages have been completed. BBY estimates that c.A$10-15M will need to be raised from this issue to complete the funding of the Swan Hill Ethanol project.

This announcement complements the company's recent securing of a financing package to fully fund the US Beatrice Biodiesel project (subject to shareholder approval). This project finance package of US$60M includes a senior debt facility of US$30M (as well as a US$5M working capital facility) and a convertible note facility of US$30M with a leading US energy investment fund (5-year term, conversion price is lesser of 80c or 120% of 5-day VWAP prior to issue date). BBY views these financing initiatives positively and believes the company is now well on its way to be able to concurrently construct two biofuels projects.

Over the past few weeks, a number of positive positions have been taken by various parties which have the potential to substantially increase the use of ethanol within Australia. These include:

- The Federal Government's offer of up to A$20,000 to fuel stations to convert their operations to include E10;
- Pressure by National Party Senators to force major oil companies to increase their usage of ethanol; and
- QLD Premier Peter Beattie has made a state election campaign pledge that petrol produced in Queensland will have to contain 5% to 10% ethanol over time.

It is BBY's view that the recent interest in ethanol, driven by rising oil prices and the need to find alternative energy sources will continue, will lead to a possible ethanol mandate domestically in the medium to longer term.

Short-term Share Price Drivers

- Commencement of construction of the Beatrice Biodiesel project – **expected late Aug/early September.**
- General Meeting to approve placement – **mid September.**

Our View

BBY is of the view that the two-pronged strategy will result in a re-rating of the stock as both projects get closer to production. BBY maintains its BUY recommendation on AAE and a 12-month share price target of A$1.00/s.

Company Data	
Number of shares	80.1M
Market capitalisation	$47.3M
12 month high/low	$1.08 / $0.29
Average monthly turnover	$4.5M
All Ordinaries Index	5064
% All Ordinaries	n/a

Sensitivity Analysis

Our sensitivity analysis shows that using a flat oil price of US$70 a barrel, **AAE's DCF valuation would be c.A$1.38/s**

WTI Oil Price (US$/bbl)	Valuation (A$)
42*	0.61
50	0.80
60	1.07
70	**1.38**

** Note that BBY has modelled its long-term oil price on Jefferies' long-term oil prices forecasts. (FY08: US$58/bbl; FY09 onwards: US$42/bbl)*



BBY Forecast EBITDA break-up
100%
80%
60%
40%
20%
0%
FY2008
FY2009
FY2010
FY2011
FY2012
Ethanol
Biodiesel

Note: BBY production forecast ramp up for Swan Hill Ethanol Project: Production to commence in 4Q CY07 with a conservative ramp up of 20% in year 1, 30% in year 2, and producing at 50% capacity onwards.

Note: BBY's production forecast ramp up for Beatrice Biodiesel Project: Production to commence in late 3Q CY07 with a ramp up to 80% in year 1, and producing at 90% of capacity in year 2 onwards.

Australian Ethanol (AAE)

Valuation data

Year ending Jun	2008	2009	2010	2011	2012
BBY EPS Adj	**0.02**	**0.04**	**0.05**	**0.05**	**0.05**
P/E ratio	**24.5 x**	**14.0 x**	**11.2 x**	**11.6 x**	**12.1 x**
BBY EPS Adj chg %	**2198%**	**201%**	**5%**	**5%**	**-1%**
Reptd EPS pre abn's	0.02	0.04	0 05	0.05	0.05
P/E ratio	24.55	13 98	11.20	11.63	12.10
Reptd EPS pre abns chg %		**75.52%**	**24.87%**	**0.00%**	**-7.41%**
EV / EBIT	11 75 x	7.81 x	6.54 x	6.74 x	6 98 x
EV / EBITDA	4 48 x	2.67 x	2 40 x	2 45 x	2 49 x
CFPS	0.07	0 23	0 24	0.25	0 25
Price / CF	**15.2 x**	**4.3 x**	**4.1 x**	**3.9 x**	**3.9 x**
DPS (¢)	0.00	0.00	0 00	0.00	0.00
Yield	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**

Balance sheet ($M)

Year ending Jun	2008	2009	2010	2011	2012
Cash	5.0	10 0	18 0	28.0	38.0
Receivables	3 0	7.0	8 0	8 0	8.0
Inventories	4 0	6 0	6 0	6 0	6.0
Other	-	-	-	-	-
Current assets	**12.0**	**23.0**	**32.0**	**42.0**	**52.0**
Net PPE	140 0	140 0	140 0	140 0	140.0
Investments	-	-		-	-
Goodwill				-	-
Other intangibles					
Other	10 0	7 0	17 0	17 0	19.0
Non-current assets	**150.0**	**147.0**	**157.0**	**157.0**	**159.0**
Total assets	**162.0**	**170.0**	**189.0**	**199.0**	**211.0**
Debt	32 0	32.0	32.0	32.0	32 0
Provisions					
Other	3 0	3 0	8 0	8 0	8.0
Total liabilities	**35.0**	**35.0**	**40.0**	**40.0**	**40.0**
Equity / reserves	127 0	127 0	127.0	127.0	127.0
Retained profits	-	8 0	22 0	32.0	44.0
Total s/h funds	**127.0**	**135.0**	**149.0**	**159.0**	**171.0**
Minorities	-	-	-	-	-
Total funds emp.	**162.0**	**170.0**	**189.0**	**199.0**	**211.0**

Profit and loss ($M)

Year ending Jun	2008	2009	2010	2011	2012
Sales revenue	87 8	185 0	199 4	198 8	198.1
growth over pcp		*111%*	*8%*	*0%*	*0%*
EBITDA	17.5	29 3	32.7	32.0	31.4
Dep'n and amort'n	6.0	12.0	12 0	12 0	12 0
EBIT	11 5	17 3	20.7	20.0	19.4
growth over pcp	*327%*	*51%*	*19%*	*-3%*	*-3%*
Net interest expense	3 80	3 80	3 80	3 80	3 80
Pre-tax profit	7 7	13 5	16.9	16 2	15.6
Tax	2 0	3 5	4.4	4.2	4.1
Effective tax rate	*26%*	*26%*	*26%*	*26%*	*26%*
Preference dividends	-	-	-	-	-
Minorities	-	-	-	-	-
BBY adjustments	0 0	0 0	0 0	0 0	0.0
BBY adj profit	**5.7**	**10.0**	**12.5**	**12.0**	**11.6**
Reported profit (pre abn)	5.7	10 0	12.5	12.0	11.6
One-off items (post tax)	-	-	-	-	-
Reported net profit	5 7	10 0	12 5	12.0	11 6

Cashflow ($M)

Year ending Jun	2008	2009	2010	2011	2012
EBITDA	17 5	29 3	32 7	32 0	31 4
Net interest paid					
Dep'n and amort'n					
Tax paid	(2 0)	(3 5)	(4 4)	(4 2)	(4.1)
Gross cash from op'ns	**15.5**	**25.8**	**28.3**	**27.8**	**27.4**
(Inc) / dec in wk'g cap	(12 0)	(5 0)	(5 0)	(5 0)	(5.0)
Other	-	-	-	-	-
Operating cashflow	**3.5**	**20.8**	**23.3**	**22.8**	**22.4**
growth over pcp	*81%*	*495%*	*12%*	*-2%*	*-2%*
Investing cashflows					
Capital expenditure	(30 0)	(0.2)	(0 2)	(0 2)	(0.2)
Asset sales	0.0	0.0	0.0	0 0	0.0
Investments	0 0	0 0	0 0	0 0	0.0
Divestments	0.0	0 0	0 0	0.0	0.0
Financing cashflows					
Equity raised	0.0	0.0	0 0	0 0	0.0
Dividends paid	0.0	0 0	0 0	0 0	0.0
Debt	30.0	0	0	0	0
Chg in loans	0 0	0 0	0 0	0 0	0.0
Other non-op flows	0.4	(11.2)	(15 1)	(12.6)	(12 2)
Net chg in cash	**3.5**	**5.0**	**8.0**	**10.0**	**10.0**

Ratio analysis

Year ending Jun	2008	2009	2010	2011	2012
EBITDA / sales	19 9%	15 8%	16.4%	16.1%	15 9%
EBIT / sales	**13.1%**	**9.4%**	**10.4%**	**10.1%**	**9.8%**
Return on assets	1.9%	0 1%	0.1%	0 1%	0.1%
Return on equity	**4.5%**	**7.4%**	**8.4%**	**7.6%**	**6.8%**
Dividend payout ratio	0%	0%	0%	0%	0%

Source: BBY/AAE

'Note that BBY has modelled its long-term oil price on Jefferies' long-term oil prices forecasts (FY08: US$58/bbl; FY09 onwards: US$42/bbl)

This document has been prepared (in Australia) by BBY Limited ABN 80 006 707 777 (BBY), a Participant of Australian Stock Exchange Group and regulated by the Financial Services Authority (FSA) of the United Kingdom.

Analyst Certification
I, Jeremy Tobias, research analyst and the author of this report, hereby certify that all of the views expressed in this research report accurately reflect my personal views about any and all of the subject issuer(s) or securities. I also certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation(s) in this report.

Disclosure
BBY and its associates (as defined in Chapter 7 of the Corporations Law), officers, directors, employees and agents, from time to time, may hold securities in any of the companies to which this document refers and may trade in the securities mentioned either as principal or agent.

Contact with AAE has been made during the preparation of this report for assistance with verification of facts.

As per ASX announcement 23 August 2006, BBY, as Co-Lead Manager, has assisted the company in a corporate advisory role for which it will receive fees.

Disclaimer
This report may contain general securities advice or recommendations which, while believed to be accurate at the time of publication, are not appropriate for all persons or accounts. Before acting on any advice or recommendations, a person should contact a BBY adviser to determine whether or not the recommendations are appropriate; or should form his/her own view given the person's investment objectives, financial situation and particular needs. Although every attempt has been made to verify the accuracy of the information contained in the document, liability for any errors or omissions (except any statutory liability which cannot be excluded) is specifically excluded by BBY, its associates, officers, directors, employees and agents.

US Investors
This material is intended for use by major U.S. institutional investors (as such term is defined in the U.S. Securities Exchange Act of 1934) and "$100 million investors" only and not the general investing public or retail customers. "$100 million investors" means any entity, including any investment adviser (whether or not registered under the U.S. Investment Advisers Act of 1940) that owns or controls (or in the case of an investment adviser, has under management) in excess of US$100 million in aggregate financial assets (i.e. cash, money-market instruments, securities of unaffiliated issuers, futures and options on futures and other derivative instruments). Transactions by or on behalf of any US person in any security mentioned in this document may only be effected through Jefferies & Company, Inc. ("Jefferies"), a U.S. broker dealer.

The information upon which this material is based was obtained from sources believed to be reliable, but has not been independently verified. Therefore, its accuracy is not guaranteed. Additional and supporting information is available upon request. This is not an offer or solicitation of an offer to buy or sell any security or to make any investment. Any opinion or estimate constitutes the preparer's best judgement as of the date of preparation and is subject to change without notice. BBY or Jefferies or Jefferies International Limited and their associates or affiliates, and their respective officers, directors and employees may buy or sell securities mentioned herein as agent or principal for their own account.

United Kingdom and Canadian Investors
This document may be distributed in the United Kingdom by BBY or Jefferies International Limited (regulated by FSA). None of the investments or investment services referred to in this document is available in the United Kingdom to private customers, as defined by the rules of the FSA. This document is not to be provided to private customers in the United Kingdom.

The investments or investment services referred to in this document are available in Canada only to "Designated Institutions", as defined by the Securities Act (Ontario).

Other International Investors
International investors outside the US, UK or Canada are encouraged to contact their local regulatory authorities to determine whether any restrictions apply to their ability to purchase this investment.

Approved for release by BBY Limited

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 ... 17 P 3:23

29 August 2006

Fellow Shareholder,

A meeting of Shareholders has been called for Friday, 29 September 2006 to consider and if viewed appropriate, approve the placement of up to 60 million ordinary fully paid shares in the Company to sophisticated investors that are clients of BBY Limited and Shaw Stockbroking Limited at an issue price of 52c.

The placement to raise up to $31.2million, combined with the Share Purchase Plan (information on which is being sent to shareholders concurrent with this notice) and the other funding strategies are to fund construction of the Swan Hill Ethanol Project at Woorinen South, near Swan Hill in North West Victoria, Australia, as well as other project development costs.

The Swan Hill Ethanol Project funding and the previously announced funding package for the Beatrice Biodiesel Project in Beatrice Nebraska, USA position the Company well to be a leading participant in the ethanol fuels industry in Australia as well as a major producer of biodiesel in the United States of America. Finalising the financing for these projects and the subsequent construction will be a key focus of the Company over the next 12 months.

As part of the funding package for the Beatrice Biodiesel Project, the company expects to request a further meeting of shareholders to consider the proposed convertible note issuance. Relevant information will be provided to shareholders when available.

Since the last equity raising in April 2006, the Company has made substantial progress with its projects and plans that both the Swan Hill Ethanol Project and the Beatrice Biodiesel Project to be fully operational by the end of calendar year 2007. The outlook for ethanol in Australia continues to improve. Some recent key government and industry announcements have included:

- Confirmation by the Federal Government that full excise relief will be provided on ethanol until 2011 (Fuel Tax Bill 2006).
- The Federal Government's Fuel Relief Package included an incentive of up to $20,000 for fuel retailers to convert tanks to E10.
- Premier Beattie has proposed to mandate a 5% volumetric target in Queensland by 2010.
- Premier Iemma has proposed to mandate 10% ethanol in NSW by 2011 subject to an Ethanol Taskforce.
- Premier Bracks would like to see 10% ethanol occur right around Australia.
- The launch of Shell Optimax Extreme at 47 Coles Express sites throughout Queensland, NSW, ACT and Victoria (a high octane fuel containing 5% ethanol).
- Caltex announced plans to sell E10 at more than 100 service stations by the end of the year at a 3c discount to regular unleaded petrol.

Australian Ethanol Limited ABN 83 061 375 442
Level 1, Suite 4, 11 Ventnor Avenue, West Perth WA 6005
PO Box 1792, West Perth WA 6872 Telephone: +61 8 9322 9110 Facsimile: +61 8 9322 1007 www.australianethanol.com.au

I ask that you take the time to consider the resolution for the September meeting and respond by proxy or attend the meeting personally on 29 September 2006. You should note that this meeting will be in Melbourne on Friday 29 September 2006. As the group is on a tight time schedule to complete the raising by the end of September 2006, any association with the football grand final is purely coincidental.

Should you have any queries please contact the AAE office as listed below for discussion with myself or other members of the biofuels team.

I appreciate your continued support.

PETER ANDERTON
Chairman

MELBOURNE
Peter Anderton

Office:	**+61 (3) 9822 6747**
Mobile:	**+61 (0) 418 922 119**

SYDNEY
Michele Graham

Office:	**+61 (2) 9262 1540**
Mobile:	**+61 (0) 417 022 729**

PERTH
Rob Pedulla

Office:	**+61 (8) 9322 9110**
Mobile:	**+61 (0) 417 695 630**

USA
Carla Andres

Office:	**+1 (920) 434 9540**
Mobile:	**+1 (920) 366 6151**

AUSTRALIAN ETHANOL LIMITED

ABN 83 061 375 442

NOTICE OF GENERAL MEETING AND EXPLANATORY STATEMENT

For a Shareholders' General Meeting to be held on Friday, 29 September 2006 (at 10am Eastern Standard Time) at Level 20, 90 Collins Street, Melbourne, Victoria

This is an important document. Please read it carefully.

If you are unable to attend the Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The General Meeting of Australian Ethanol Limited will be held at:

Level 20 90 Collins Street Melbourne, Victoria	Commencing 10am (Eastern Standard Time) on Friday, 29 September 2006

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10am (Eastern Standard Time), Friday, 29 September 2006.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this Notice of General Meeting as soon as possible and either:

- send the proxy by facsimile to the Company on facsimile number (08) 9322 1007 (Australia) or + 61 8 9322 1007 (International); or
- deliver in person to Suite 4, First Floor, 11 Ventnor Avenue, West Perth, Western Australia, 6005 or by post to PO Box 1792, West Perth Western Australia 6872,

so that it is received not later than 2pm (Eastern Standard Time) or 12 noon (Western Standard Time) on Wednesday, 27 September 2006.

Your proxy form is enclosed.

Australian Ethanol Limited

ABN 83 061 375 442

Notice of General Meeting

Notice is hereby given that a General Meeting of the Shareholders of AUSTRALIAN ETHANOL LIMITED will be held at Level 20, 90 Collins Street, Melbourne, Victoria on Friday, 29 September 2006 at 10am (EST) for the purpose of transacting the following business.

The attached Explanatory Statement is provided to supply Shareholders with information to enable Shareholders to make an informed decision regarding the Resolution set out in this Notice. The Explanatory Statement is to be read in conjunction with this Notice.

Agenda

BUSINESS

Resolution 1 Approval of Placement of Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution:**

> *"That, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 60,000,000 fully paid ordinary shares in the capital of the Company by a placement to clients of SHAW Stockbroking Limited and BBY Limited within the meaning of section 708 of the Corporations Act 2001, at an issue price of 52 cents and on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to the Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 1 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 1 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 1 if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by a person chairing that meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING AND PROXIES

1. A Shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the Shareholder's voting rights. If the Shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a Shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by the person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. In accordance with Regulation 7.11.37 of the Corporations Act, the Directors have set a date to determine the identity of those entitled to attend and vote at the Meeting. The date is 2pm (EST) or 12 noon (WST) on 27 September 2006.

4. A proxy form is attached. If required it should be completed, signed and returned to the Company's registered office in accordance with the instructions on that form.

By order of the Board
Mr Peter William Francis Anderton
Chairman
Dated: 29 August 2006

Australian Ethanol Limited
ABN 83 061 375 442

Explanatory Statement

This Explanatory Statement is intended to provide Shareholders with sufficient information to assess the merits of the Resolution contained in the Notice.

The Directors recommend that Shareholders read this Explanatory Statement in full before making any decision in relation to the Resolution.

1. INFORMATION AS TO THE COMPANY AND ITS PROJECTS

1.1 Background

Since acquiring Australian Biofuels Pty Limited in April 2004 the Company has pursued activities as a developer and proposed operator of a number of biofuels projects in Australia and the United States of America.

The Company owns and is developing the rights, contracts and project information to develop, construct and operate a biodiesel plant to be located at Beatrice, Nebraska in the United States (Beatrice Biodiesel Project) and further owns and is developing an ethanol plant to be located at Swan Hill, Victoria, Australia (Swan Hill Ethanol Plant).

In April 2006 the Company's Shareholders approved the issue of Shares to raise A$12,450,000 to further develop the Beatrice and Swan Hill projects. Since that time the Company has:

- completed the process engineering, commenced the detailed engineering design, acquired land at Woorinen South and initiated purchasing of long lead construction items for its Swan Hill ethanol plant; and
- obtained approvals and executed conditional term sheets for debt and convertible note funding for the Beatrice biodiesel plant.

The Company has now progressed the projects to the point of requiring funding to further develop the projects to construction and commissioning.

1.2 Swan Hill Ethanol Project

Since the capital raising in April 2006, the Company has moved forward with the appointment of Praj Industries to undertake process and detailed engineering design of the project. Praj is the largest builder of ethanol plants in the world, having completed over 300 plants with completion of the Swan Hill ethanol plant scheduled for the 4th quarter 2007.

The current design is for a 100 million litre ethanol facility which will provide the Company with a strategic-beachhead into the local industry.

The grain marketing plan is complete together with the design of an innovative feedstock strategy, comprising multiple feedstocks.

Estimated capital cost of the plant is A$75,000,000 with completion scheduled for the 4th quarter 2007 (which includes A$9,300,000 committed to the project in April 2006).

The Company plans to fund the Swan Hill Ethanol Project by a staged approach. The first stage is equity funding by the Placement Shares which will raise up to $31,200,000 before expenses. The balance of financing is intended to be implemented by a staged equity and debt approach. The Company is in negotiations to effect these later stages.

1.3 Beatrice Biodiesel Project

The Beatrice Biodiesel project is planned to be developed near Beatrice, Nebraska.

The project plan comprises the construction of a plant with capacity to produce 50 million gallons per year of B100 grade biodiesel, and pharma-grade glycerine co-product, using soy bean oil as a feedstock.

An agreement has been executed with CHS Inc, a Fortune 500 Company, to provide the feedstock (soy oil) to the plant and also to off-take all production of biodiesel produced from the plant. The Company anticipates commencing construction of the plant in early September once the debt and convertible note funding is substantially finalised.

Features of the funding for the Beatrice Biodiesel Project include:

- Estimated capital cost of US$52,500,000, scheduled for completion in September 2007.
- Conditional term sheet executed for a senior debt facility totalling US$30,000,000 with a US$5,000,000 working capital facility.
- Conditional term sheet executed for a convertible note facility totalling US$30,000,000. A full form agreement is being completed.

1.4 Long Term Strategy and Other Projects

The Company intends to continue to pursue and develop other biofuels projects including the construction of ethanol and biodiesel plants in Australia and the United States. The Company's long term strategy is to be a significant international biofuels producer.

Additional information in respect of the Company's projects is included in announcements that the Company has made on ASX. Copies of these announcements are available from the ASX website, www.asx.com.au.

1.5 Equity Fundraising

The Company will issue Shares to raise equity funds of up to A$31,200,000 which together with existing cash reserves of approximately A$13,000,000 will fund the first stage of construction and commissioning of the Swan Hill plant and meet the transaction related expenses of the issue of the Placement Shares.

The Company has mandated the services of BBY Limited and Shaw Corporate Finance Pty Ltd as joint lead managers to act as the Company's exclusive financial advisers in connection with the equity capital raising. Upon completion of the equity capital raising the

joint lead managers will together be paid a 5% fee as a placement fee and a 1% fee as a management fee.

1.6 Director's Recommendation

The Directors do not have any material personal interest in the outcome of the Resolution other than for their interest solely in their capacity as Shareholders of the Company.

All of the Directors recommend that Shareholders vote in favour of the Resolution. Amongst other things, the Resolution if passed, will facilitate the Company's development of each of the Swan Hill Ethanol Project and the Beatrice Biodiesel Project.

2. RESOLUTION AND REGULATORY REQUIREMENTS

Set out below is information relating to the Resolution included in the Notice. This information should be read in conjunction with the actual wording of the Resolution in the Notice and the information provided above.

2.1 Resolution 1 – Approval of Placement of Shares

The Company proposes to issue up to 60,000,000 Shares at 52 cents each to raise up to A$31,200,000 by a placement to clients of SHAW Stockbroking Limited and BBY Limited who satisfy the requirements of section 708 of the Corporations Act 2001.

The purpose of the equity raising is to provide funding to develop the Swan Hill Ethanol Project and to meet transaction related expenses.

The Company is proposing to issue up to 60,000,000 Shares. The aggregate of the Shares proposed to be issued is in excess of the number of securities that can be issued by the Company without shareholder approval.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of Shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of up to 60,000,000 Shares to allow this number of securities to be issued (being in excess of the 15% threshold). This will further enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) the maximum number of Shares to be issued by the Company is 60,000,000 Shares;

(b) all the Shares will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules);

(c) the Shares will be issued at a price of 52 cents each;

(d) the Company intends to issue the Shares to clients of SHAW Stockbroking Limited and BBY Limited who satisfy one of the exceptions under section 708 of the Corporations Act and which offers do not require the issue of a disclosure document. None of the allottees will be a related party of the Company;

(e) the Shares will be fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares;

(f) the funds raised from the issue of the Shares together with existing cash reserves will be used to fund the further development of the Swan Hill Ethanol Project and to meet the transaction related expenses of the issue of the Placement Shares; and

(g) it is intended that the Shares will be allotted on one date.

Australian Ethanol Limited
ABN 83 061 375 442

Glossary

In the Notice and this Explanatory Statement the following expressions have the following meanings:

"**ASX**" means the Australian Stock Exchange Limited.

"**ASX Listing Rules**" or "**Listing Rules**" means the Listing Rules of the ASX.

"**Board**" means the Board of Directors.

"**Beatrice Biodiesel Project**" means the project to develop the biodiesel production plant in Beatrice, Nebraska, USA.

"**Company** or "**AAE**" means Australian Ethanol Limited (ABN 83 061 375 442).

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**Directors**" means the directors of the Company.

"**EST**" means Eastern Standard Time, Melbourne, Victoria.

"**Explanatory Statement**" means this Explanatory Statement.

"**Meeting**" means the meeting convened in accordance with this Notice.

"**Notice**" means the notice of general meeting which accompanies this Explanatory Statement.

"**Placement Shares**" means the Shares to be placed by the Company under Resolution 1.

"**Resolution**" means a resolution referred to in the Notice.

"**Share**" means a fully paid ordinary share in the capital of the Company.

"**Shareholder**" means a holder of Shares.

"**Swan Hill Ethanol Project**" means the project to develop the ethanol production plant in Swan Hill, Victoria, Australia.

"**United States**" and "**USA**" mean the United States of America.

"**US$**" means United States dollars.

"**WST**" means Western Standard Time, Perth, Western Australia.

"**$**" or "**A$**" means Australian dollars.

Australian Ethanol Limited
ABN 83 061 375 442

Proxy form

APPOINTMENT OF PROXY
AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

I/We ______________________________

being a member of Australian Ethanol Limited entitled to attend and vote at the Meeting, hereby

Appoint ______________________________

Name of Proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at Level 20, 90 Collins Street, Melbourne, Victoria on Friday, 29 September 2006 at 10am (EST) and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Approval of Placement of Shares	☐	☐	☐

If the chair of the meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the Resolution and that the votes cast by the Chair of the meeting for those Resolution other than as proxy holder will be disregarded because of that interest. **The Chair intends to vote any such undirected proxies in favour of all Resolution.** If you do not mark this box, and you have not directed your proxy how to vote, the Chair will not cast your votes on the Resolution and your votes will not be counted in calculating the required majority if a poll is called on the Resolution. ☐

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your Shares are not to be counted in computing the required majority on a poll.
If two proxies are being appointed, the proportion of voting rights this proxy represents is ____________%

Please return this Proxy Form to the Company Secretary, Australian Ethanol Limited, Suite 4, First Floor, 11 Ventnor Avenue, West Perth or by post to PO Box 1792, West Perth, Western Australia 6872 or by fax to (08) 9322 1007 by 2pm (Eastern Standard Time) or 12 noon (Western Standard Time) on Wednesday, 27 September 2006.

Signed this   day of   2006

By:

Individuals and joint holders	Companies (affix common seal if appropriate)
Signature	Director
Signature	Director/Secretary
Signature	Sole Director and Sole Secretary

Australian Ethanol Limited
ABN 83 061 375 442

Instructions for Completing Proxy Form

1. In accordance with section 249L of the Corporations Act, a shareholder of the Company who is entitled to attend and cast two or more votes at a general meeting of shareholders is entitled to appoint two proxies. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in sections 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with sections 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of sections 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual shareholders from attending the Meeting in person if they wish. Where a shareholder completes and lodges a valid Proxy Form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. In accordance with section 250BA of the Corporations Act the Company specifies the following for the purposes of receipt of proxy appointments:

Registered Office:	Suite 4, Level 1 11 Ventnor Avenue WEST PERTH WA 6005
Fax Number:	+61 8 9322 1007
Postal Address:	PO Box 1792 WEST PERTH WA 6872

AUSTRALIAN ETHANOL LIMITED

RECEIVED
2007 JUL 17 P 3:21

30 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

AUSTRALIAN ETHANOL LIMITED MEDIA RELEASE

The company has sent through the attached Media Release for the Beatrice Biodiesel Groundbreaking Ceremony which will be circulated today.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

AUSTRALIAN
ETHANOL LIMITED

MEDIA RELEASE

SECOND AUSTRALIAN ETHANOL LIMITED PROJECT COMMENCES CONSTRUCTION OF BEATRICE BIODIESEL PROJECT UNDERWAY IN NEBRASKA

Beatrice Biodiesel, LLC held its groundbreaking ceremony Monday, August 28, 2006, in Beatrice, Nebraska.

David Blythe, Managing Director of Beatrice Biodiesel, LLC, welcomed the Governor of Nebraska, Governor Heineman, Senator Byars, Mayor Schuster, officials from the State of Nebraska, Gage County, the City of Beatrice, and parent company Australian Ethanol Limited and United States subsidiary US Canadian Biofuels Inc to the groundbreaking ceremony ***kicking off*** the construction of the $52.5 million facility.

"Today marks an important milestone for Beatrice Biodiesel. It marks the end of the project development phase and the start of the construction phase", stated David Blythe.

David Blythe stated "The leadership of Gage County Economic Development Chairman Paul Garnett, the support and leadership of Mayor Dennis Schuster and the City Administrator Jim Bauer all worked side by side to turning opportunity and vision into reality. As the project evolved from a small 10 million gallon per year facility to the current 50 million gallon per year facility, David Blythe went back to these key individuals with infrastructure and tax increment financing changes. Each request was endorsed, acted upon, and supported. David Blythe said, "We are proud to be a part of the Beatrice community and it is a place the company is proud to showcase our new biodiesel facility."

"Another group instrumental in the development of our project has been our plant engineer, CJ Schneider Engineering", stated David Blythe. "Chuck Schneider, the company founder, and Norris Smith, Beatrice Biodiesel, LLC project sponsor, traveled to France twice to work with Axens, the technology provider, on the process design and they along with their staff in Omaha have engineered a world-class biodiesel facility".

Steve Dodd, Burlington Northern Santa Fe Railroad, coordinated and worked to develop plans to ensure that Beatrice Biodiesel, LLC would have the necessary rail service to the Beatrice facility. David Blythe stated, "Securing rail service to a plant our size is critical."

Beatrice Biodiesel, LLC has teamed with a Fortune 500 company, CHS Inc, and have in place contracts for the supply of soybean oil and off take of all 50 million gallons of the biodiesel product. Beatrice Biodiesel, LLC is one of two companies in the nation CHS has chosen to work with. The primary reasons Beatrice Biodiesel was selected include the capacity of the plant, the quality of the biodiesel from the Axens process, and the development implementation process undertaken by the company. Axens North American, Inc., is a subsidiary of the Institute of French Petroleum owned group, Axens IPF Group Technologies.

Mr Blythe recognized Aquila, Cornerstone Energy, Norris Public Power District, and the Nebraska Public Power District who all showed their support in the development of Beatrice Biodiesel, LLC.

"Peter Anderton, Chairman and CEO of Australian Ethanol Limited, saw the opportunity of this project. Both US Canadian Biofuels and Australian Ethanol Limited are visionary companies with a long term commitment to the international biofuels industry," Mr Blythe stated. He recognized Carla Andres, CEO of US Canadian Biofuels, and Dr. Michael Douglas, member of the Board of Directors for both US Canadian Biofuels and Australian Ethanol Limited, who were present for the groundbreaking ceremony.

Beatrice Biodiesel will be the largest plant constructed to date in the United States and will be a replica of a plant that is currently operating in France by the largest producer of biodiesel in Europe. The plant will cover the majority of the 20 acres and the civil construction will begin early September 2006. The ground work and concrete is scheduled for October 2006. The facility is scheduled to be operational by third quarter 2007.

Beatrice Biodiesel, LLC has partnered with Alberici Constructors of St. Louis, Missouri as our construction manager. "Alberici is very selective in the projects they take on and it is very gratifying that they have chosen to work with Beatrice Biodiesel", stated David Blythe. It was noted that Alberici brings with them one of the strongest safety cultures, which is very important to Beatrice Biodiesel. Representatives for Alberici present at the ground breaking ceremony included Steve Olson, Senior Vice President, Victoria Fledderman and Don Oberlies, Project Directors and Derrick Richardson, Construction Manager.

"I'm convinced this will be a world class facility," David Blythe stated, "It's not only something Beatrice and the State of Nebraska will be proud of, but a plant the United States will be proud of."

"This is a historic day for Beatrice, Gage County and the State of Nebraska", Governor Heineman said during his speech. Heineman said the plant would facilitate and help Nebraska take the lead in making a positive impact on the future of the economy, transportation, agriculture and energy, especially with Nebraska as the leading producer of soybeans. "The people of Beatrice should be very proud," he said. "We're moving our State forward."

City of Beatrice Mayor Dennis Schuster also thanked and recognized the efforts of many who were involved in the project, "It truly is a great day for Beatrice and Gage County," Schuster stated. He added that a number of people have put their faith and effort into making this event actually happen. The City of Beatrice would continue to be committed and support Beatrice Biodiesel in anyway we can. "This community will support you 100 percent along your way," Schuster said.

State Senator Dennis Byars congratulated everyone in attendance who were part of the project. "Congratulate yourself," Byars said. "Be proud of what you've done."

U.S. Senator Chuck Hagel, was unable to attend the event, but sent his best wishes to the people of Beatrice, David Blythe and Beatrice Biodiesel, LLC.

Senator Ben Nelson was represented by Dale Williamson, in supporting Beatrice Biodiesel.

BACKGROUND

Australian Ethanol Limited, (AAE) an Australian publicly listed company on the Australian Stock Exchange is developing two biofuels projects that are both 100% owned by the group.

The Swan Hill Ethanol Project in Victoria Australia is the first grain fuel ethanol facility to be constructed in Australian in the past 20 years. The project has a capacity of 100Mlpy of fuel ethanol using a multi grain feedstock of corn, wheat and barley. The capital cost is estimated at AU$75 million with the project scheduled for operation by the end of 2007.

The Beatrice Biodiesel Project in Nebraska USA is the largest biofuel facility announced for production in the USA. It is the sister facility to the site planned in Southern France owned by Diester Industries.

The Beatrice Biodiesel Project will use the second generation solid catalyst technology supplied by Axens North America, a subsidiary company of the French Institute of Petroleum. The facility will have a capacity of 50 million gallons per year using a feedstock of soy oil. The estimated cost of the facility is US$52.5 million.

AAE plans an ethanol facility to be co-located with the Beatrice Biodiesel Project for developing the most sophisticated diversified biofuels complex in the world. The Beatrice ethanol plant is scheduled for start up in 2008 and the full complex including the soy crusher scheduled for operation by 2009.

CONTACTS

Australia
Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

United States
Carla Andres
Chief Executive Oficer
US Canadain Biofuels Inc
Tel: +1 920 434 5151
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

David Blythe
Managing Director
Beatrice Biodiesel LLC
Tel: +1402 304 0705
Mobile: +1 402 304 0705
Email: dblythe@beatricebiodiesel.net

AUSTRALIAN ETHANOL LIMITED

PRELIMINARY FINAL REPORT 2006

ASX Listing Rule – Appendix 4E

Results for announcement to the market - UNAUDITED

Financial Results				**12 months ended 30/6/06 $'000**
Revenue and financial income	up from	76	to	8,990
Profit / (loss) from ordinary activities after tax attributable to members	up from	(4,140)	to	4,146
Net profit / (loss) for the period attributable to members	up from	(4,140)	to	4,146

Dividends	
The company will not be declaring a dividend in respect of the results for the year ended 30 June 2006.	
Record date for determining entitlements to the 2006 interim dividends	N/A

Net Tangible Asset Backing	**30 June 2006**	**30 June 2005**
Net tangible asset backing per ordinary security	26.72 cents	7.79 cents

OPERATIONS REVIEW

The Company (AAE) has plans to develop biofuel assets in Australia, the United States and other locations.

During the operating period, 1 July 2005 to 30 June 2006, the company progressed developments as follows:

- Denco LLC

  In late 2005, the company put in place contracts and agreements to acquire the assets of the ethanol operating company, Denco LLC, together with assets held in other associated groups. The deal was established through the wholly owned subsidiary company of AAE, Big Island Grains LLC, a Minnesota Limited liability company.

  The deal included a senior debt facility negotiated with Hudson United Bank of Connecticut, USA, final shareholder approval for the acquisition from 360 Denco shareholders together with other funding and development agreements.

  AAE introduced Babcock & Brown Environmental Infrastructure Limited (BEI) to the opportunity and planned a joint venture relationship to support funding and operation of the Denco acquisition. In late November 2005, a number of cultural and funding discussions took place between AAE and BEI resulting in AAE selling their total interest in Big Island Grains LLC which included the contract to acquire Denco LLC and associated companies to BEI. Consideration for the transaction was A$8M plus repayment of all AAE costs which amounted to A$1.5M. The transaction was settled on 3 January 2006.

- April Capital Raising

  In April 2006, AAE raised A$12.45M from the issue of 41,500,000 shares at an issue price of A$0.30 per share. The issue resulted in a reconstruction of the AAE share register with a number of Australian and international institutions taking a significant interest in the company.

- Australian Biofuels Pty Ltd (ABF)

  ABF is a wholly owned (100%) subsidiary of AAE established to develop biofuel assets in Australia. During the period ABF undertook the following activities:

  - Swan Hill Ethanol Ltd (100% ABF)
    The company advanced the development of the Swan Hill Ethanol Project in Victoria, Australia. The project is a 100Mlpy fuel ethanol development using a multi grain feedstock of corn, wheat, barley and sorghum. The definitive feasibility study for the project was completed in January 2005.

    During the period, ABF committed A$9.3M to the development. Praj Industries Limited of Puné, India completed the process engineering and advanced the detailed engineering for the process facility. Process Design & Fabrication (PDF) of Melbourne, Australia were engaged to complete detailed engineering and Australian design requirements including civil, structural steel and electrical/instrumentation. Design work is progressing.

    Subsequent to the period, the company has commenced construction at the Swan Hill site and has ordered long lead process items principally process equipment from Praj Industries for the project. AAE is arranging full finance for the Swan Hill ethanol project, estimated to cost A$75M.

- Swan Hill Biodiesel Project
  The Company has commenced design and permitting of the Swan Hill Biodiesel Project to be co-located with the Swan Hill Ethanol Project at Woorinen South, near Swan Hill in Victoria Australia. The process planned for the Swan Hill Biodiesel facility is to be provided by Axens Process Technologies of France.

- Other Australian Ethanol Projects
  On the east coast of Australia, the Company has put in place land options for the development of ethanol and biodiesel projects at Coleambally (NSW), Condobilin (NSW) and Oaklands (NSW). Initial process design for the facilities has been completed and ABF are currently progressing the permitting and environmental licensing process for these projects.

  On the west coast of Australia, ABF have identified two development sites for ethanol and biodiesel facilities. The Company is currently arranging land options and intends to commence the permitting and environmental licensing process.

  ABF have progressed with a number of off shore partners the study for a major ethanol export facility in North West Australia. The facility has initially been planned at between 1-2 Blpy capacity.

- US Canadian Biofuels Inc (USCB)

  USCB is a wholly owned (100%) subsidiary of AAE, established to develop biofuels assets in the United States.

  - Beatrice Biodiesel LLC (BBL)
    USCB acquired BBL in February 2006. BBL owns 100% of the Beatrice Biodiesel Project. The Company has completed process design using Axens North America Inc (a subsidiary company of the French Institute of Petroleum) as technology supplier. Detailed engineering has progressed with CJ Schneider Engineering (Omaha Nebraska).

    The Company has signed marketing agreements for the supply and off-take of crude soy oil and biodiesel (B100) product with CHS Inc, a Fortune 500 Group, who is the third largest aggregator and distributor of agricultural grains and commodities in the United States and is also a substantial distributor and retailer of gasoline and diesel.

    The Company has committed to funding for the Beatrice Biodiesel Project with a US$30M convertible note to be put in place with Amaranth LLC together with a senior debt facility with Agstar, a significant mid-west Agri Bank in the United States. The senior debt package is US$30 million, plus a working capital facility of US$5 million. All documentation has been prepared for execution and will be put in place once shareholder approval has been received.

    The Beatrice Biodiesel Project cost is estimated at US$52.5M. AAE have further committed a US$7.5M over run facility taking project finance requirements to US$60M.

    The Company plans to complete construction of the Beatrice Biodiesel Project in August 2007 and ramp up to full name plate capacity by the end of that year.

  - Beatrice Ethanol Project (100%)
    The company has plans to develop and operate a 55Mgpy ethanol facility adjacent to the Beatrice Biodiesel Project in Nebraska. Initial process design has been completed to support the application for environmental and emission licenses with the State of Nebraska.

    The Company has acquired the land and anticipates the funding of the Beatrice Ethanol Project in the first half of 2007 with start up planned for 2008.

- Beatrice Soy Crusher Project (100%)
  CJ Schneider Engineering has completed design and cost estimate of the Beatrice Soy Crusher Project. It is planned to co-locate the Beatrice Soy Crusher Project on land already owned as part of the ethanol development. The Company intends to develop the Beatrice Soy Crusher Project in the time frame of 3-5 years depending on the soy oil market in the mid term.

- Other United States Ethanol and Biodiesel Projects
  USCB have identified other opportunities in the United States in ethanol and biodiesel. Development and implementation plans for these projects have been advanced during the period.

- International Biofuels Pty Ltd (IBPL)

IBPL is a wholly owned subsidiary (100%) of AAE to develop biofuel assets internationally. The company is pursing a number of opportunities in biodiesel and ethanol in South East Asia, Africa and Europe. Planning is at the pre feasibility stage with project development opportunities scheduled once the initial Australian and United States operations have advanced to cash flow and stable operation.

- Tasmanian Magnesite NL (Tasmag)

Tasmag is a wholly owned (100%) subsidiary of AAE established in 1998 as Crest Magnesium NL to develop magnesite assets and tenements into a magnesium metals project in Tasmania, Australia.

Prior to the beginning of the period, AAE entered into an agreement with Minemakers Australia NL whereby Minemakers Australia NL acquired an option to purchase the assets of Tasmanian Magnesite NL who holds retention licenses RL17/1987 and RL18/1987 located in Tasmania, Australia.

The option was subject to a number of conditions which were not satisfied in the option period and so the option lapsed and all TasMag assets reverted unencumbered back to AAE.

During the period, AAE has pursued alternate development and sale options for TasMag with suitable groups. In particular research supporting the carbo thermic process to produce magnesium metal has advanced with project partners.

The board resolved during the period to write down the carrying value of the TasMag asset from $1,000,000 to $100,000.

UNAUDITED

	NOTE	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Revenue	2(a)	4,502,496	50,000	4,802,496	50,000
Ethanol project development expenses		-	(3,607,051)	-	-
General and administrative expenses		(2,867,162)	(478,125)	(1,589,656)	142,381
Impairment of projects		(900,002)	-	(900,000)	-
Impairment of investments		-	-	-	(1,786,799)
Impairment of loans to controlled entities		-	-	(1,389)	(3,507,330)
Share based payment expense		(704,961)	(22,400)	(704,961)	(22,400)
Profit / (loss) before financing costs		**30,371**	**(4,057,576)**	**1,606,490**	**(5,124,148)**
Financial income	2(b)	4,487,612	25,641	415,823	24,111
Financial expenses	2(b)	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income		**4,422,953**	**(81,979)**	**351,164**	**(83,509)**
Profit / (loss) before tax		**4,453,324**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Income tax expense	5	(307,365)	-	-	-
Profit / (loss) for the year attributable to members of the Parent		**4,145,959**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Basic earnings per share from continuous operations (cents)	3	10.3	(15.2)		

The income statements should be read in conjunction with the notes to the financial statements.

Australian Ethanol Limited
and its Controlled Entities
BALANCE SHEETS
AS AT 30 JUNE 2006

UNAUDITED		**CONSOLIDATED**		**COMPANY**	
	NOTE	**2006 $**	**2005 $**	**2006 $**	**2005 $**
CURRENT ASSETS					
Cash and cash equivalents		15,643,510	65,678	15,640,498	36,336
Trade and other receivables	6	35,154	55,188	35,154	54,470
Prepayments		15,000	-	15,000	-
TOTAL CURRENT ASSETS		**15,693,664**	**120,866**	**15,690,652**	**90,806**
NON-CURRENT ASSETS					
Trade and other receivables	6	-	-	8,189,646	999,998
Other financial assets		-	-	216,843	1,716,843
Plant and equipment	7	117,143	65,810	77,129	65,810
Security deposit		197,890	115,000	156,800	115,000
Intangible assets		7,575,046	3,528,315	10,000	-
Exploration and evaluation expenditure	8	100,000	1,000,000	-	-
TOTAL NON-CURRENT ASSETS		**7,990,079**	**4,709,125**	**8,650,418**	**2,897,651**
TOTAL ASSETS		**23,683,743**	**4,829,991**	**24,341,071**	**2,988,457**
CURRENT LIABILITIES					
Trade and other payables	9	2,373,942	115,636	2,373,942	113,571
Provisions	10	150,333	18,682	47,650	18,682
Interest bearing liabilities	11	9,663	-	-	-
Non interest bearing liabilities	12	-	50,000	-	50,000
TOTAL CURRENT LIABILITIES		**2,533,938**	**184,318**	**2,421,592**	**182,253**
NON-CURRENT LIABILITIES					
Interest bearing liabilities	11	22,137	1,634,466	-	1,634,466
Non interest bearing liabilities	12	-	771,111	4,000,000	-
TOTAL NON CURRENT LIABILITIES		**22,137**	**2,405,577**	**4,000,000**	**1,634,466**
TOTAL LIABILITIES		**2,556,075**	**2,589,895**	**6,421,592**	**1,816,719**
NET ASSETS		**21,127,668**	**2,240,096**	**17,919,479**	**1,171,738**
EQUITY					
Contributed equity	14	21,672,486	7,501,110	21,672,486	7,501,110
Reserves		592,637	22,400	641,111	22,400
Accumulated losses	15	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)
TOTAL EQUITY		**21,127,668**	**2,240,096**	**17,919,479**	**1,171,738**

The balance sheets should be read in conjunction with the notes to the financial statements.

UNAUDITED		**CONSOLIDATED**		**COMPANY**	
		2006 $	**2005** $	**2006** $	**2005** $
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		8,377,044	-	4,452,496	-
Cash payments in the course of operations		(2,641,685)	(341,222)	(1,236,379)	(1,155,534)
Interest received		238,721	25,641	238,665	24,111
Interest paid		(64,659)	(3,072)	(64,659)	(3,072)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	**16(b)**	**5,909,422**	**(318,653)**	**3,390,123**	**(1,134,495)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(30,114)	(18,714)	(26,837)	(18,714)
Biodiesel project development expenditure capitalised		(1,007,881)	-	-	-
Ethanol project development expenditure capitalised		(463,143)	(2,988,738)	-	-
Payments for equity investments		-	-	(699,782)	(1,839,374)
Proceeds from disposal of equity investments		-	10,000	-	10,000
NET CASH USED IN INVESTING ACTIVITIES		**(1,501,138)**	**(2,997,452)**	**(726,619)**	**(1,848,088)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of borrowings		(1,905,577)	349,051	(134,466)	-
Proceeds from issue of shares and options		13,805,000	1,312,500	13,805,000	1,312,500
Transaction costs from issue of shares		(729,875)	(63,376)	(729,875)	(63,376)
NET CASH PROVIDED BY FINANCING ACTIVITIES		**11,169,548**	**1,598,175**	**12,940,659**	**1,249,124**
NET INCREASE / (DECREASE) IN CASH HELD		15,577,832	(1,717,930)	15,604,163	(1,733,459)
Cash at the beginning of the financial year		65,678	1,783,608	36,336	1,769,795
CASH AT THE END OF THE FINANCIAL YEAR	**16(a)**	**15,643,510**	**65,678**	**15,640,499**	**36,336**

The statements of cash flows should be read in conjunction with the notes to the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Statement of compliance

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the *Corporations Act 2001*. International Financial Reporting Standards ('IFRS') form the basis of Australian Accounting Standards ('AASs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flow of the consolidated entity and the Company is provided in note 17.

(b) Basis of preparation

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these events. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects only that period, or in the period of the revision and future periods if the revisions affects both current and future periods.

The financial report is prepared on the historical cost basis except where stated.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards- AIFRS, with the exception of AASB 132 and 139 which will take effect from 1 July 2005.

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Biofuels project acquisition and development expenditure

Biofuels project acquisition and development expenditure represents deferred expenditure acquired and incurred on biofuel projects during their development phase, which is the period prior to commencement of construction activities, and the assessed value of the development projects over the carrying value on acquisition of Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd).

Expenditure classified as ethanol or biodiesel ("Biofuels") project acquisition and development expenditure is categorised as a non current asset and carried forward to future accounting periods as long as the expenditure is expected to be recouped through the sale or successful development of the particular development project. When a development project is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that project are written off in the financial period the decision is made. Each project is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of development projects until construction is complete and the asset is ready for commercial use.

(d) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity").

Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(e) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

The consolidated entity recognises revenue from proceeds of asset disposals when those proceeds are received. Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Revenue from the sale of investments are recognised in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

(f) Taxation

Income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at balance sheet date.

A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and its wholly-owned Australian resident entities have not formed a tax-consolidated as at balance sheet date.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Financial Assets

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(h) Intangible Assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see impairment accounting policy m).

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see impairment accounting policy m).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

(i) Plant and equipment

Owned Assets

Items of plant & equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see impairment accounting policy m).

Certain items of plant & equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards – AIFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Depreciation and amortisation

Items of plant and equipment are depreciated using the diminishing value method over their estimated useful lives. Depreciation rates used vary between 13% and 40%. Assets are depreciated from the date of acquisition.

(j) Exploration and evaluation expenditure

Exploration and evaluation costs are accumulated in respect of each separate area of interest. Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through the sale or successful development and exploitation of the area of interest, or where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy m). For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. The cash generating unit shall not be larger than the area of interest.

When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of areas of interest in the exploration and evaluation phase until production commences.

(k) Foreign currency

Foreign currency transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Financial Statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

(l) Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see impairment accounting policy m). Receivables are on 30-day terms.

(m) Impairment

The carrying amounts of the consolidated entity's assets, other than deferred assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 July 2004, the date of transition to AIFRSs, even though no indication of impairment existed.

Calculation of recoverable amount

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for cash-generating unit to which the asset belongs.

Reversal of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or consolidated entity. Trade creditors payable are normally settled on 30-day terms.

(o) Employee benefits

Wages, salaries, annual leave, sick leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

Share-based payment transactions

The share option programme allows consolidated entity employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees becomes unconditionally entitled to the options. The fair value of the options granted is measured using a binomial option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(p) Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(q) Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

2 (a) REVENUE

	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
Fee for sale of interest in joint venture	4,450,000	-	4,450,000	-
Management fees	-	-	300,000	-
Other revenue	52,496	50,000	52,496	50,000
	4,502,496	50,000	4,802,496	50,000

2 (b) NET FINANCING COSTS

	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
Interest income	238,721	25,641	415,823	24,111
Net foreign exchange gain	324,342	-	-	-
Investments – net gain	3,924,549	-	-	-
	4,487,612	25,641	415,823	24,111
Interest expense	(64,659)	(107,620)	(64,659)	(107,620)
Financial expenses	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income	4,422,953	(81,979)	351,164	(83,509)

	CONSOLIDATED	
	2006	2005
3. EARNINGS PER SHARE		
Basic earnings per share – (cents)	10.3	(15.2)
Weighted average number of ordinary shares used as the denominator number for basic earnings per share	40,353,579	27,182,040

The EPS for the prior year has been recalculated to present a consistent comparative number by dividing the weighted average number of shares on issue by 100.

Options to purchase ordinary shares not exercised at 30 June 2006 have not been included in the determination of basic EPS.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
4. OTHER EXPENSES				
Loss on disposal of plant and equipment	677	3,056	677	3,056
Depreciation expense	14,841	16,960	14,841	16,960
Share based payment expense	704,961	22,400-	704,961	22,400
Net expense from movement in employee provisions	28,968	1,720	28,969	1,720
Operating lease rental expense	39,768	61,188	39,768	61,188
Other expenses	4,809	-	4,809	-

5. TAXATION

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
The components of the tax expense				
Current Tax	307,365	-	-	-
Deferred Tax	-	-	-	-
Total Income Tax	307,365	-	-	-

Reconciliation between tax expense and pre-tax net profit

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Profit before tax	4,453,324	(4,139,555)	1,957,654	(5,207,657)
Income tax	1,335,997	(1,241,867)	587,296	(1,562,297)
Increase in income tax due to:				
Non-deductible expenses	213,217	7,247	213,217	6,830
Decrease in income tax due to:				
Benefit arising from previously unrecognised tax losses.	(1,255,232)	-	(1,012,411)	(10,354)
Other	(63,772)	(19,979)	(63,772)	(19,979)
Unrecognised Deferred Tax Assets	40,994	1,254,599	275,670	1,585,800
Effect on tax rate in foreign jurisdiction (rates increase)	36,161	-	-	-
Income tax expense reported in income statement	307,365	-	-	-

6. RECEIVABLES

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Current				
Calls made on project funding facility	-	40,000	-	40,000
GST refundable	32,488	15,188	32,288	14,470
Other receivables	2,666	-	2,666	-
Balance at the end of the year	35,154	55,188	35,154	54,470
Non-current				
Loan to Tasmania Magnesite NL:				
Balance at the beginning of the year	-	-	99,998	999,998
Provision for diminution	-	-	-	-
Balance at the end of the year	-	-	99,998	999,998
Loan to Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd)	-	-	4,441,551	1,688,467
Provision non recovery of Loan			(1,688,467)	(1,688,467)
Loan to US Canadian Biofuels, Inc. (formerly US Biofuels, Inc.)	-	-	6,413,983	1,818,863
Provision non recovery of Loan			(1,820,252)	(1,818,863)
Loan to Beatrice Biofuels, LLC	-	-	742,832	-
	-	-	8,189,646	999,998

The carrying value of the loan to controlled entity Tasmania Magnesite NL is assessed having regard to the underlying exploration assets of that entity. Therefore, the ultimate recoupment of the loan is dependent upon the successful development and commercial exploitation or sale of those underlying assets.

The loans from Australian Ethanol Limited to controlled entities are unsecured and have no fixed term of repayment, are repayable on demand and are currently interest free.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
7. PLANT AND EQUIPMENT				
Plant and equipment - at cost				
Balance at the beginning of the year	177,103	188,682	177,103	188,682
Additions during the year	66,851	18,714	26,837	18,714
Disposals during the year	(4,937)	(30,293)	(4,937)	(30,293)
Carrying amount at the end of the year	239,017	177,103	199,003	177,103
Accumulated depreciation				
Balance at the beginning of the year	(111,293)	(121,570)	(111,293)	(121,570)
Annual depreciation expense	(14,841)	(16,960)	(14,841)	(16,960)
Accumulated depreciation on assets disposed	4,260	27,237	4,260	27,237
Carrying amount at the end of the year	(121,874)	(111,293)	(121,874)	(111,293)
Net book value at the end of the year	117,143	65,810	77,129	65,810

8. EXPLORATION AND EVALUATION EXPENDITURE

Costs carried forward in respect of areas of interest in exploration and evaluation phase	100,000	1,000,000	-	-

The ultimate recoupment of costs carried forward in the exploration and evaluation phase is dependent on the successful development and commercial exploitation or sale of the respective areas of interests.

The consolidated entity's principal exploration and evaluation activity is the development of its wholly owned magnesium metal project in Tasmania (TasMag Project). To progress the TasMag Project through the current exploration and evaluation phase to proceed to plant construction and subsequent metal production, and to ultimately recoup the costs expended to date on the project, the consolidated entity will need to attract a major company to assist in future development. Alternatively, the consolidated entity would need to sell its interest in the TasMag Project. The Board of Australian Ethanol Limited have decided to write down the TasMag Project by $900,000 in the current financial year.

Schedule of mineral tenements

The economic entity holds interests in the following tenements at the date of this preliminary final report.

Registered Holder / Project	Tenement
Tasmania Magnesite NL (100%)	
TasMag Magnesite Deposit	RL17/1987 & RL18/1987

The Tasmanian Magnesite Deposit is wholly owned by Tasmania Magnesite NL.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $

9. TRADE AND OTHER PAYABLES

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Trade creditors	201,563	68,936	201,563	66,871
Accrued expenses	26,250	46,700	26,250	46,700
Deferred consideration (i)	2,120,000		2,120,000	
Payroll liabilities	26,129	-	26,129	-
	2,373,942	115,636	2,373,942	113,571

(i) The deferred consideration represents the balance of consideration due for the acquisition of Beatrice Biodiesel, LLC.

10. PROVISIONS

Current

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Provision for employee benefits	47,650	18,682	47,650	18,682
Provision for income tax payable	102,683	-	-	-
	150,333	18,682	47,650	18,682

11. INTEREST BEARING LIABILITIES

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Current				
Lease liability – motor vehicle	9,663	-	-	-
	9,663	-	-	-
Non Current				
Loan from Multiplex Limited	-	1,500,000	-	1,500,000
Accrued interest on loan from Multiplex Limited	-	134,466	-	134,466
Lease liability – motor vehicle	22,137	-	-	-
	22,137	1,634,466	-	1,634,466

The loan from Multiplex Limited including accrued interest was repaid during the financial year. The lease liability relates to a motor vehicle purchased by Swan Hill Ethanol Pty Ltd.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
12. NON INTEREST BEARING LIABILITIES				
Current				
Deferred revenue relating to sale of interest in controlled entity.	-	50,000	-	50,000
	-	50,000	-	50,000
Non-current				
Amount payable to Multiplex Limited (a)	-	271,111	-	-
Limited recourse project loan facility (b)	-	500,000	-	-
Loan from US Canadian Biofuels (c)	-	-	4,000,000	-
	-	771,111	4,000,000	-

(a) The amount payable to Multiplex Limited by Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd) represents ethanol development expenditure funded by Multiplex in prior years. This was repaid to Multiplex during the financial year.

(b) The limited recourse project loan facility is a loan facility of $500,000 provided by Mitsui & Co. (Australia) Ltd for the specific purpose of supporting the funding of the Definitive Feasibility Study for Swan Hill Ethanol Project. The loan was converted to equity in Australian Ethanol Limited at an issue price of $0.30 during the financial year.

(c) The Loan from US Canadian Biofuels, Inc (USCB) relates to the sale of an interest in a US based ethanol project (The Denco project) during the course of the financial year. A total of AUD $8,000,000 plus reimbursement of cost was received by Australian Ethanol Limited which included AUD $4,000,000 received on behalf of USCB being the proceeds for sale of shares in the project company Big Island Grains LLC, and this gave rise to a loan from USCB for AUD $4,000,000.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
13. EMPLOYEE BENEFITS				
Current				
Salaries and wages accrued	-	-	-	-
Liability for annual leave	47,650	18,682	47,650	18,682
	47,650	18,682	47,650	18,682

14. CONTRIBUTED EQUITY AND RESERVES

(a) Reconciliation of movement in contributed equity and reserves

	CONSOLIDATED AND COMPANY			
	Number of shares 2006	$ 2006	Number of shares 2005	$ 2005
Balance at the beginning of the year, ordinary shares fully paid	28,753,958	7,501,110	25,003,958	34,851,986
Write off losses as per AGM November 2004	-	-	-	(28,600,000)
Shares issued pursuant to Prospectus at 35 cents; November 2004	-	-	3,750,000	1,312,500
Cost of share issue	-	-	-	(63,376)
Shares issued pursuant to S708 5(e) of Corporation Act at 25 cents; August 2005	4,120,000	1,030,000	-	-
Cost of share issue	-	(45,125)	-	-
Options Exercised December 2005	1,300,000	325,000	-	-
Shares issued for Tranche 1 of the Acquisition of Beatrice Biodiesel, LLC at 34 cents; March 2006	1,500,000	510,000	-	-
Share issued to Mitsui & Co for the satisfaction of a loan to Australian Ethanol at 30 cents; March 2006	1,666,667	500,000	-	-
Share placement at 35 cents; March 2006	75,000	26,250	-	-
Share placement at 40 cents; March 2006	150,000	60,000	-	-
Shares issued pursuant to S708 5(e) at 30 cents; May 2006	41,500,000	12,450,000	-	-
Cost of share issue	-	(684,750)	-	-
Balance at the end of the year , ordinary shares fully paid	79,065,625	21,672,486	28,753,958	7,501,110

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

The total number of ordinary shares on issue at the date of this report is 79,065,625.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$

15. ACCUMULATED LOSSES

Accumulated losses at the beginning of the year	(5,283,414)	(29,743,859)	(6,351,772)	(29,744,115)
Write off accumulated losses – November 2004 - AGM	-	28,600,000	-	28,600,000
Net profit / (loss) attributable to equity holdings of the parent	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Accumulated losses at the end of the year	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)

16. NOTES TO THE STATEMENT OF CASH FLOWS

a) Reconciliation of cash

Cash comprises:				
Cash at bank and on hand	15,643,509	65,678	15,640,498	36,336

b) Reconciliation of the profit / (loss) from ordinary activities after income tax to the cash used in operating activities

Profit / (loss) from ordinary activities after income tax	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Adjusted for non cash items:				
Interest accrued on Multiplex loan	-	104,548	-	104,548
TasMag option	(50,000)	(10,000)	-	(10,000)
Loss on sale of non-current assets	-	3,056	-	3,056
Depreciation	14,841	16,960	14,841	16,960
Exploration expenditure written off	-	-	-	-
Capitalised ethanol expenditure written off	-	3,607,051	-	-
Labour and administration recovery	-	-	(382,340)	(1,261,535)
Provisions for diminution	900,904	-	900,902	5,294,129
Movement in provision for employee entitlements	28,968	1,720	28,968	1,720
Share based payments expense	704,961	-	704,961	-
Net cash used in operating activities before changes in assets and liabilities	5,745,633	(416,219)	3,224,986	(1,058,778)
Changes in assets and liabilities:				
(Increase)/decrease in receivables	20,034	150,700	19,316	(20,518)
(Increase)/decrease in prepayments	(15,000)	-	(15,000)	-
Increase/(decrease) in payables and accruals	158,756	(53,134)	160,821	(55,199)
Net cash provided by operating activities	5,909,422	(318,653)	3,390,123	(1,134,495)

17. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

		Consolidated						Company					
		Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
	Note		1 July 2004			30 June 2005			1 July 2004			30 June 2005	
Assets													
Cash assets		1,783,608		1,783,608	65,678		65,678	1,769,795		1,769,795	36,336		36,336
Receivables		205,888		205,888	55,188		55,188	33,952		33,952	54,470		54,470
Total current assets		1,989,496		1,989,496	120,866		120,866	1,803,747		1,803,747	90,806		90,806
Receivables		-		-	-		-	1,387,658		1,387,658	999,998		999,998
Other financial assets		-		-	-		-	3,502,253		3,502,253	1,716,843		1,716,843
Plant and equipment		67,112		67,112	65,810		65,810	67,112		67,112	65,810		65,810
Investments in subsidiaries		-		-	-		-	3,502,253		3,502,253	1,716,843		1,716,843
Security deposit		115,000		115,000	115,000		115,000	115,000		115,000	115,000		115,000
Ethanol project acquisition and development expenditure		4,126,478		4,126,478	3,528,315		3,528,315	-		-	-		-
Exploration and evaluation expenditure		1,000,000		1,000,000	1,000,000		1,000,000	-		-	-		-
Total non-current assets		5,308,590		5,308,590	4,709,125		4,709,125	5,072,023		5,072,023	2,897,651		2,897,651
Total assets		7,298,086		7,298,086	4,829,991		4,829,991	6,875,770		6,875,770	2,988,457		2,988,457

		Consolidated						Company					
		Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
	Note		1 July 2004			30 June 2005			1 July 2004			30 June 2005	
Liabilities													
Payables		168,770		168,770	115,636		115,636	168,770		168,770	113,571		113,571
Provisions		16,962		16,962	18,682		18,682	16,962		16,962	18,682		18,682
Non interest bearing liabilities		50,000		50,000	50,000		50,000	50,000		50,000	50,000		50,000
Total current liabilities		235,732		235,732	184,318		184,318	235,732		235,732	182,253		182,253
Interest bearing liabilities		1,529,918		1,529,918	1,634,466		1,634,466	1,529,918		1,529,918	1,634,466		1,634,466
Non interest bearing liabilities		422,060		422,060	771,111		771,111	-		-	-		-
Total non-current liabilities		1,951,978		1,951,978	2,405,577		2,405,577	1,529,918		1,529,918	1,634,466		1,634,466
Total liabilities		2,187,710		2,187,710	2,589,895		2,589,895	1,765,650		1,765,650	1,816,719		1,816,719
Net assets		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738
Equity													
Contributed equity		34,854,235		34,854,235	7,501,110		7,501,110	34,854,235		34,854,235	7,501,110		7,501,110
Reserves						22,400	22,400					22,400	22,400
Accumulated losses		(29,743,859)		(29,743,859)	(5,261,014)	(22,400)	(5,283,414)	(29,744,115)		(29,744,115)	(6,329,372)	(22,400)	(6,351,772)
Total equity		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738

Reconciliation of profit for 2005

		Consolidated			Company		
	Note	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs
Revenue		75,641		75,641	74,111		74,111
Total revenue from ordinary activities		75,641		75,641	74,111		74,111
Ethanol project development expenses		(3,607,051)		(3,607,051)			
General and administrative expenses		(478,125)		(478,125)	142,381		142,381
Borrowing costs		(107,620)		(107,620)	(107,620)		(107,620)
Exploration and evaluation expenditure written off					-		-
Share based compensation			(22,400)	(22,400)		(22,400)	(22,400)
Provision for diminution of investment		-		-	(1,786,799)		(1,786,799)
Provision for diminution of receivable from controlled entity		-		-	(3,507,330)		(3,507,330)
Loss from ordinary activities before related income tax expense		(4,117,155)		(4,139,555)	(5,185,257)		(5,207,657)
Income tax expense relating to ordinary activities		-		-	-		-
Net loss		(4,117,155)		(4,139,555)	(5,185,257)		(5,207,657)
Basic earnings per share							
Ordinary shares (cents)		(15.1)		(15.1)	(19.1)		(19.1)

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JUL 17 P 3:27

20 September 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
Perth Western Australia 6000

Dear Sirs

BEATRICE BIODIESEL PROJECT FUNDING UPDATE

Australian Ethanol Limited (AAE) advise the Company has received a further conditional term sheet and has commenced renegotiations for the US$30 million convertible note to finance the Beatrice Biodiesel Project in Nebraska, United States.

The renegotiation follows the termination by AAE of the exclusive agreement with Amaranth LLC as a result of the Amaranth announcement of 18 September 2006 of substantial trading losses.

AAE remain confident that the renegotiations will result in successfully completing the Beatrice Biodiesel Project financing package. The senior lender has confirmed its credit committee's approval for the senior debt and preparation of legal documentation is progressing. The convertible note facility and senior debt facility make up the US$60 million to fully fund construction of the Beatrice Biodiesel Project.

Ms Carla O Andres, CEO of the wholly owned United States subsidiary of AAE, US Canadian Biofuels Inc (USCB) stated from Green Bay, Wisconsin, today

'The Amaranth LLC announcement of substantial losses has left the Company with no option than to terminate the exclusive agreement for the convertible note package with Amaranth and advance discussion on a term sheet provided by another US based financial institution.'

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited

Tel: +61 8 9322 9110

Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)

Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited

Tel: +61 3 9822 6747

Mob +61 (0) 417 924 773

Email:jkettmann@aael.net

Website, www.aael.net for more information.

AUSTRALIAN ETHANOL LIMITED

21 September 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
Perth Western Australia 6000

Dear Sirs,

SHARE PURCHASE PLAN

The Board of Directors of Australian Ethanol Limited (AAE) is considering its position concerning the pricing of the institutional placement announced on 23 August 2006. Pending resolution of the institutional placement pricing and in fairness to shareholders, AAE has decided to withdraw the Shareholder Share Purchase Plan ("Plan") that was announced on 25 August 2006. The Plan entitled shareholders to purchase a maximum of 9,600 fully paid ordinary shares in AAE at a subscription price of 52 cents per share which was then a 14% discount to the then reference volume weighted average market price.

The Company intends to restructure the Share Purchase Plan and reinstate it based on the average price in the last 5 days and consistent with the institutional placement.

Subscription funds that have been received by the Company already will be returned to shareholders.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited

Tel: +61 8 9322 9110

Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)

Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited

Tel: +61 3 9822 6747

Mob +61 (0) 417 924 773

Email:jkettmann@aael.net

Website, www.aael.net for more information.

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JUL 17 P 3:20

27 September 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

AUSTRALIAN ETHANOL LIMITED
BEATRICE BIODIESEL PROJECT

The attached document provides an information update in relation to the Beatrice Biodiesel Project that Australian Ethanol Limited (AAE) is developing in Nebraska, USA through its wholly owned subsidiary, US Canadian Biofuels Inc.

The release is provided to the ASX prior to the BBY Cleantech and Alternative Energy Conference in Sydney on Thursday, 28 September 2006 where the Company will be presenting an update on the Beatrice Biodiesel Project.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Carla Andres
CEO
US Canadian Biofuels Inc
Tel: +1 (920) 434 9540
Mobile: +1 (920) 366 6151
Email: candres@uscbiofuels.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

About Australian Ethanol Limited

ASX Listed Australian Ethanol limited (ASX: AAE) is an emerging producer of biofuels in Australia and the United States. In April 2006, the company announced the go-ahead for the development of latest generation technology facilities for the production of grain based fuel ethanol (Swan Hill, Australia) and biodiesel (Nebraska, USA).

The Swan Hill Ethanol Project will be the first new generation fuel ethanol plant to be built in Australia. The Swan Hill facility has a rated capacity of 100 million litres per annum and is the first to use multi grain of wheat, barley, sorghum and corn as feedstock. The Beatrice Biodiesel plant being developed in Nebraska, USA will be the first solid catalyst, second generation production facility to be developed in the US. The Beatrice Biodiesel facility will use the Axens Esterfip-H technology with a rated capacity of 50 million gallons per annum, and will use soy oil as feedstock.

Both plants are expected to be operational by late 2007.

Refer to the website, www.australianethanol.com.au for more information.



Beatrice Biodiesel, Nebraska

BBY Cleantech and
Alternative Energy Conference

28 September, 2006

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Important Notice and Disclaimer

The information contained in this document is disclosed to you by Australian Ethanol Limited (ABN 83 061 375 442) (**the Company**).

Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, financial product, legal, tax or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs.

The Company has prepared this document and is not aware of any errors in this document, but does not make an recommendations or warranty, express or implied concerning the accuracy of any forward looking statements or the likelihood of achievement or reasonableness of any assumptions, project economics, forecasts, prospects of returns contained in the information. Such assumptions, project economics, forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Accordingly actual financial results may materially differ from any prospective financial results.

This document is intended to provide background information only and does not purport to make any recommendation upon which you may reasonably rely without taking further and more specific advice. Potential investors should make their own decision whether to purchase any share in the Company based on their own enquiries. Potential investors are advised to seek appropriate independent advice, if necessary, to determine the suitability of the investment. An investment in the Company should be considered speculative.

This document is not a prospectus or other disclosure document.

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline



Introduction to Australian Ethanol
Beatrice Biodiesel Project
Questions
Project Overview
Industry Background
Axens Technology
Supply & Off-take
Construction
Operations
Financing

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Australian Ethanol Limited

- Listed on the ASX (code: AAE)
  - Cash (at 31 August 2006) AUD$12.06 million
  - Fully diluted number of shares 90 million
- Corporate Mission
  - Establish a successful biofuels business in Australia & United States
- Two biofuels projects currently under construction
  - Swan Hill Ethanol Project, Victoria, Australia
  - Beatrice Biodiesel Project, Nebraska, USA
- Corporate Vision
  - Develop further ethanol and biodiesel projects co-located in Australia and United States
- Corporate Focus
  - Green / Green developments

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Australian Ethanol Limited
Corporate Structure


Ethanol
Limited
100%
100%
100%
Australian
Biofuels Pty
Ltd
Biofuels Inc
Biofuels Pty
Ltd
100%
100%
Australian
Assets
US Assets
Other Assets

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

AAE Board

Peter W F Anderton
Chairman & CEO



David A Lymburn
Non Executive Director



Richard A Payne
Non Executive Director



Phillip Toyne
Non Executive Director



Dr Michael G Douglas
Non Executive Director



AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

US Canadian Biofuels Advisory Board

Peter Anderton
President



Carla Andres
Chief Executive Officer



David Blythe
Chief Operating Officer



Michele Graham
Executive Director,
Strategy & Research



Dr Michael Douglas
Chief Scientific Officer



AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Management Team

Peter Anderton	Chief Executive Officer
Michele Graham	Executive, Strategy & Research
Rob Pedulla	Financial Controller / Company Secretary
Geoff Spiden	General Manager Construction
Carla Andres	Chief Executive Officer (US Canadian Biofuels)
David Blythe	Chief Operating Officer (US Canadian Biofuels)
Ray Zipprich	Controller (US Canadian Biofuels)
Lynda Di Rosso	Recruitment & Corporate Services
Tim Lagdon	Corporate & Project Finance
Dr Michael Douglas	Chief Scientific Officer
Kim Colero	Executive, Development
Stewart Rendell	Executive, Grains & Agriculture
Kendall Atkinson	Project Engineer Swan Hill Operations
Jacinda Kettmann	Corporate and Public Relations
Tai Phillips	Legal Counsel

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline

- Introduction to Australian Ethanol
- Beatrice Biodiesel Project
  - Project Overview
  - Industry Background
  - Axens Technology
  - Supply & Off-take
  - Construction
  - Operations
  - Financing
- Questions

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Beatrice Biodiesel, Nebraska


Location Map of
NEBRASKA
N
PACIFIC OCEAN
CANADA
PACIFIC OCEAN
ATLANTIC OCEAN
Gulf of Mexico
Map not to Scale







AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Beatrice Biodiesel, LLC

- 50 Mgpy production facility in Beatrice, Nebraska
- Production of high grade biodiesel (B100) and pharma-grade glycerine from soy oil.
- Estimated capital cost is USD$52.5 million
- Project finance package includes a USD$7.5 million cost overrun facility to be provided by AAE
- All required permits received.
- Construction commenced September 2006.
- Production planned September 2007.

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Proven partners validate the business



CHS Inc
BNSF Rail
Axens
Alberici Constructors
State of Nebraska
BEATRICE BIODIESEL, LLC
CJ Schneider
City of Beatrice
Aquilla
Cornerstone Energy

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline



Introduction to Australian Ethanol
Beatrice Biodiesel Project
Questions
Project Overview
Industry Background
Axens Technology
Supply & Off-take
Construction
Operations
Financing

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Biodiesel Industry in USA

- Biodiesel B100 tax credit of US$1.00/gallon provided to blender by federal government
- Renewable Fuels Mandate (Energy Policy Act 2005)
  - EPA regulations specify use of biofuels 7,500 Mgpy biofuels by 2012
- Biodiesel is mandated in a number of US states
- 53 biodiesel plants totaling 354 Mgpy*
- 40 additional plants under construction totaling 329 Mgpy*
- Soy bean oil is major feedstock for biodiesel in USA
- ASTM specification revised 6 times in 2 years

AUSTRALIAN ETHANOL LIMITED

* Source: Strategic Roadmap for Biofuels, StrathKirn Inc

BEATRICE BIODIESEL, LLC

US Biodiesel Product Specification (ASTM)

D 6751 – 06$^{\epsilon1}$

TABLE 1 Detailed Requirements for Biodiesel (B100)[A]

Property	Test Method[B]	Grade S15 Limits	Grade S500 Limits	Units
Flash point (closed cup)	D 93	130.0 min	130.0 min	°C
Water and sediment	D 2709	0.050 max	0.050 max	% volume
Kinematic viscosity, 40°C	D 445	1.9–6.0[C]	1.9–6.0[C]	mm^2/s
Sulfated ash	D 874	0.020 max	0.020 max	% mass
Sulfur[D]	D 5453	0.0015 max (15)	0.05 max (500)	% mass (ppm)
Copper strip corrosion	D 130	No. 3 max	No. 3 max	
Cetane number	D 613	47 min	47 min	
Cloud point	D 2500	Report[E]	Report[E]	°C
Carbon residue[F]	D 4530	0.050 max	0.050 max	% mass
Acid number	D 664	0.50 max	0.50 max	mg KOH/g
Free glycerin	D 6584	0.020	0.020	% mass
Total glycerin	D 6584	0.240	0.240	% mass
Phosphorus content	D 4951	0.001 max	0.001 max	% mass
Distillation temperature, Atmospheric equivalent temperature, 90 % recovered	D 1160	360 max	360 max	°C
Sodium and Potassium, combined	UOP 391	5 max	5 max	ppm (µg/g)

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline



Introduction to Australian Ethanol
Beatrice Biodiesel Project
Questions
Project Overview
Industry Background
Axens Technology
Supply & Off-take
Construction
Operations
Financing

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Axens - Technology

- Axens is a subsidiary of the French Institute of Petroleum (IFP) which has:
  - 1745 full time equivalent staff*
  - Over 1000 researchers (47% of whom have PhDs)*
  - Operating expenditure of €285.8m*
- Axens IFP is a world leader in petroleum processing and catalysts
- Beatrice Biodiesel has two contracts with Axens
  - Technology transfer agreement
  - Process supply agreement

AUSTRALIAN ETHANOL LIMITED

* Source: www.axens.net

BEATRICE BIODIESEL, LLC

The Axens Difference

1st Generation – Homogeneous


Methanol
Partially Refined Vegetable Oil
Catalyst
Mineral Acid
Reactor
Settler
Mineral Acid
Neutralization Washing
Evaporation
Biodiesel (Diester)
Glycerin Purification
Glycerin
Fatty Acids

2nd Generation Esterfip-H - Heterogeneous

The Future of Biodiesel


Methanol
Partially Refined Vegetable Oil
Solid Catalyst Reactor
Settler
Evaporation
Biodiesel (Diester)
Glycerin Purification
Glycerin

Liquid Catalyst

Solid Catalyst

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Axens Biodiesel Process


Partial Evap.
MeOH
Partial Evap.
> 99%
Methyl Esters
Full Evap.
R1
R2
Methanol
Gylcerin rich
Vegetable Oil
~ 98%
Glycerin

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Sister plant in Sete, France

(50 Mgpy Esterfip-H)



AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline

- Introduction to Australian Ethanol
- Beatrice Biodiesel Project
  - Project Overview
  - Industry Background
  - Axens Technology
  - Supply & Off-take
  - Construction
  - Operations
  - Financing
- Questions

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

CHS Competitive Advantage

- Cenex Harvest States (CHS) ranked 198 in Fortune 500 companies
- Net sales in 2005 US$11.8bn*
- Assets in 2005 US$4.9bn*
- Focused on Grain Aggregation and Fuel Distribution
  - Better supply chain integration than provided by Cargill or ADM
- Largest Midwest fuel distributor and retailer with nearly 1600 retail outlets
- Strong rail presence and relationship with BNSF/GATX
- Supply and off-take strategy/hedging work together to manage gross margin of plant
- Soy bean oil supply at basis below CBOT

AUSTRALIAN ETHANOL LIMITED

* Source: CHS Annual Report 2005

BEATRICE BIODIESEL, LLC

Soybean Oil Supply Agreement - CHS

- Three year crude soy oil supply agreement with CHS Inc.
- Agreement to supply total plant requirement.
- Agreement requires CHS to maintain minimum of 7 days soy oil on-site.
- Oil to be delivered by both truck and rail.
- Procurement fee is US$.005/lb.
- Nebraska production of soy bean oil is 140 Mgpy and mid-west production is 2,104 Mgpy

Biodiesel off-take agreement - CHS

- Five year biodiesel off-take agreement with CHS Inc.
- CHS Inc market the full plant production
- Target 70% forward contracts (6-9 months), 30% sold on spot market
- Transport biodiesel by rail and truck
- Marketing fee 2.5%

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline


Introduction to Australian Ethanol
Beatrice Biodiesel Project
Questions
Project Overview
Industry Background
Axens Technology
Supply & Off-take
Construction
Operations
Financing

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Construction - Alberici

- Construction Management
  - Contract in place with Alberici Constructors
  - US$1 billion annual turnover group based in mid-west (St. Louis)
- Contract Scope
  - On site construction
  - Off site inspection and expediting
  - Cost management
- Contract Form
  - Time and materials contract with a fixed fee
  - Incentives for cost, schedule, quality, and safety
- Nebraska Experienced
  - Largest general contractor currently in Nebraska
  - Share resources with large project in Omaha

Presentation Outline


Introduction to Australian Ethanol
Beatrice Biodiesel Project
Questions
Project Overview
Industry Background
Axens Technology
Supply & Off-take
Construction
Operations
Financing

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Logistics

- Designed plant to support both rail and truck access
- Established operating agreement with Burlington Northern Santa Fe Railway (BNSF) for 2 x week service
- Initial truck/rail mix will be 60/40 (inbound/outbound)
- Rail usage will increase long-term
- Lease tank cars through CHS Inc, 150 tank cars required based on 40 day turn-around
- CHS has tank car manufacturing slot with GATX in spring/summer 07 to be at can be allocated Beatrice
- CHS working with Magellan Pipeline on testing transporting biodiesel

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Utilities and chemicals

- Aquilla to provide natural gas pipeline to plant (no cost)
- Aquilla pipeline transport fee $.05/mmbtu
- Signed agreement with Cornerstone Energy to supply natural gas
- Developing agreement with Barton Solvents (Council Bluffs) for methanol supply
- Beatrice BPW to supply electricity, water, and sewer connections to the plant

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline

- Introduction to Australian Ethanol
- Beatrice Biodiesel Project
  - Project Overview
  - Industry Background
  - Axens Technology
  - Soy Oil Supply
  - Biodiesel Off-take
  - Construction
  - Financing
- Questions

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Project Cost

• Project development	US$4.0m
• Construction	US$38.3m
• Related costs	US$6.3m
• Contingency	US$3.9m
• Total estimated capital cost	US$52.5m

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Financing Plan

- Application of Funds — US$65.0m
  - Project Cost (includes cost committed to date) — US$52.5m
  - Cost over-run facility — US$7.5m
  - Working Capital — US$5.0m

- Source of Funds — US$65.0m
  - Senior Debt
    - Senior Debt (Agstar) — $28.0m
    - TIF Loan (First National of Beatrice) — $2.0m
    - Working capital facility (Agstar) — $5.0m
  - Sub Debt
    - Convertible Note — $30 m

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Project Economics

Sensitivities to Feedstock and Biodiesel Price Movements

Base Case EBITDA =AUD$48.8 million per annum

Biodiesel Price

Base Case US$2.70 / gallon

Feedstock Price
Base Case US$0.25 / lb

	2.20	2.30	2.40	2.50	2.60	2.70	2.80	2.90	3.00	3.10	3.20
0.34	-30.8	-24.1	-17.4	-10.7	-4.0	2.7	9.4	16.1	22.8	29.5	36.2
0.32	-20.5	-13.8	-7.1	-0.4	6.3	13.0	19.7	26.4	33.1	39.8	46.5
0.30	-10.3	-3.6	3.1	9.8	16.5	23.2	29.9	36.6	43.3	50.0	56.7
0.28	-0.0	6.7	13.4	20.1	26.8	33.5	40.2	46.9	53.6	60.3	67.0
0.26	10.2	16.9	23.6	30.3	37.0	43.7	50.4	57.1	63.8	70.5	77.2
0.25	15.3	22.0	28.7	35.4	42.1	48.8	55.5	62.2	68.9	75.6	82.3
0.24	20.5	27.2	33.9	40.6	47.3	54.0	60.7	67.4	74.1	80.8	87.5
0.22	30.7	37.4	44.1	50.8	57.5	64.2	70.9	77.6	84.3	91.0	97.7
0.20	41.0	47.7	54.4	61.1	67.8	74.5	81.2	87.9	94.6	101.3	108.0

Notes:

- Current spot price B100 average across 50 United States locations = US$3.37 (AFI 7 September 2006)
- Biodiesel price is in US$ per gallon
- Feedstock price is in US$ per lb

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Project Economics

Implied EBITDA AUD$48.8 million for 2008 (first year of full production)

	Biodiesel Price Base Case 2.70 US$/g	**Soy Oil Price** Base Case 0.25US$/lb	**Capacity Utilisation** Base Case 353 days
-20%	12.7	74.5	38.6
-10%	30.8	61.7	43.7
Base Case	**48.8**	**48.8**	**48.8**
+10%	66.9	36.0	-
+20%	85.0	23.2	-

Note: Forex Assumption AUD / USD - $0.765

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Presentation Outline

- Introduction to Australian Ethanol
- Beatrice Biodiesel Project
  - Project Overview
  - Industry Background
  - Axens Technology
  - Supply & Off-take
  - Construction
  - Operations
  - Financing
- Questions

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

Proven partners validate the business


CHS Inc
BNSF Rail
Axens
Alberici Constructors
State of Nebraska
BEATRICE BIODIESEL, LLC
CJ Schneider
City of Beatrice
Aquilla
Cornerstone Energy

AUSTRALIAN ETHANOL LIMITED

BEATRICE BIODIESEL, LLC

AUSTRALIAN ETHANOL LIMITED

29 September 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
Perth Western Australia 6000

Dear Sir / Madam,

MEETING OF SHAREHOLDERS

Australian Ethanol Limited (AAE) announced to the Australian Stock Exchange on 21 September 2006 that it was considering its position in relation to the placement to sophisticated investors that was announced on 23 August 2006 ("Placement"). A Shareholder meeting scheduled for 10.00am, Friday 29 September 2006 to consider the Placement resolution took place today.

The Board of Directors withdrew the resolution at the shareholder meeting. AAE intends to work with BBY Limited and SHAW Corporate Finance to restructure the funding package for the Swan Hill Ethanol Project previously announced.

In the case of the Beatrice Biodiesel Project, the Company has in place a senior project debt facility of US$28 million plus a US$5 million working capital facility from Agstar Financial Services, a mid west rural bank based in Minneapolis, Minnesota, and in addition a US$2 million tax increment finance facility with the First National Bank of Beatrice. In respect to the balance of the funding package the Company has received a convertible note term sheet offer, conditional on completion of full due diligence, for the remainder of the funds required to develop the Project. This is intended to replace the Amaranth term sheet offer which had been previously negotiated.

Despite strong support for the Placement and the planned biofuel developments in the United States and Australia, the Directors felt that recent share performance in the overall market, particularly the energy and biofuel sectors, had adversely affected the AAE share price and made the Placement terms unattractive to investors. The Company believes that the performance of some biodiesel projects being undertaken by other groups particularly in Australia has further affected perceptions of the sector and delays caused by the need to renegotiate the Amaranth convertible note to support the Beatrice project finance package had impacted the share price performance of AAE.

The Company remains committed to the development of the Swan Hill Ethanol Project in Victoria, Australia and the Beatrice Biodiesel Project in Nebraska, USA. Both projects are world class developments supported by strong industry participants.

The Beatrice Biodiesel Project being developed by AAE utilises well recognised Axens FAME technology. The Beatrice Biodiesel Project will be a sister plant to the producing biodiesel plant owned and operated by Diester Industrie and located at Sete in France. Diester is the largest producer of biodiesel in the world and the Sete plant is operating at

above the 50Mgpa name plate capacity. In addition, the Company's focus on biodiesel in the USA benefits from strong Federal Government support including a US$1.00/gallon subsidy on the use of biodiesel and mandated consumption in some states.

Similarly, as the first grain ethanol project to be developed in Australia, the Swan Hill Ethanol Project has strong upside in the developing Australian market where fuel ethanol is overcoming the initial concerns of a few years ago.

The Company anticipates that it will be able to provide more information to shareholders on the Placement and the Beatrice Biodiesel Project Funding in the near future.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer
For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773

Email:jkettmann@aael.net

Website, www.aael.net for more information.

AUSTRALIAN ETHANOL LIMITED

RECEIVED

29 September 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
Perth Western Australia 6000

Dear Sirs,

AUDITED ANNUAL FINANCIAL REPORT 2006

The audited annual financial report 2006 for Australian Ethanol Limited (AAE) is attached.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Australian Ethanol Limited ABN 83 [illegible] 375 442
Level 1, Suite 4, 11 Ventnor Avenue, West Perth WA 6005
PO Box 1702, West Perth WA 6872 Telephone: +61 8 9322 9110 Facsimile: +61 8 9322 1007 www.australianethanol.com.au
[illegible]

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited

Tel: +61 8 9322 9110

Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)

Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited

Tel: +61 3 9822 6747

Mob +61 (0) 417 924 773

Email:jkettmann@aael.net

Website, www.aael.net for more information.

ABN 83 061 375 442

ANNUAL FINANCIAL REPORT 2006

AUSTRALIAN ETHANOL LIMITED

DIRECTORS REPORT

The directors present their report together with the financial report of Australian Ethanol Limited ("the Company" or "AAE") and the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon.

The directors of the Company at any time during or since the end of the financial year are:

1. DIRECTORS

MR PETER WILLIAM FRANCIS ANDERTON CP Eng, BE (Hons UWA), F Aus I MM, FI E Aust Age 55

Mr Anderton is the Company's Chairman and CEO. Mr Anderton has over 30 years experience in engineering, construction and project development principally associated with the mining and industrial sectors. He is a professional engineer and a graduate of the Oxford University Program (UK). Mr Anderton has extensive international experience managing projects and companies both private and public. Previous senior positions held are Owner/Partner of Lycopodium Pty Ltd, Managing Director of Comet Resources Limited, Managing Director of Minproc Engineers Limited and Managing Director of Australian Silicon Limited. He was a foundation director of Gemco Limited. Mr Anderton has interests in farming and commercial fishing in Western Australia and operates a primary industry group through entities associated with his family business.

Mr Anderton has set up and established companies in the United States as well as Africa, Asia and South America. He is experienced in the turnaround of operations that have experienced corporate and financial collapse.

Mr Anderton was appointed as a Director and Chairman of the Company on 8 January 2001.

MR RICHARD ANDREW PAYNE B.Juris (Hons), LLB Age 51

Mr Payne is a commercial solicitor and the principal of the legal firm Richard Payne & Associates. Mr Payne has practiced in the corporate and commercial areas of the law for 25 years. He has had extensive experience in advising and acting as a director of publicly listed and private companies. He is the Chairman of ZBB Energy Corporation, a USA corporation based in Wisconsin that is listed on the ASX and a director of the Broome International Airport group of companies.

Mr Payne was appointed as a Non-executive Director of the Company on 28 February 2002.

MR DAVID ANDREW LYMBURN B. Acc, CA Age 45

Mr Lymburn is a Chartered Accountant with over 20 years experience in accounting and corporate management. He has held positions with major accounting firms as well as senior accounting and finance roles with publicly listed companies. Mr Lymburn was formerly a Director of Allied Gold Limited.

Mr Lymburn was appointed as a Non-executive Director of the Company on 6 December 2002.

MR PHILLIP TOYNE LLB, Dip. Ed Age: 58
Mr Toyne is an environmental consultant and conservationist with over 30 years experience in teaching, legal advisory and government. He is President of the Australian Bush Heritage Foundation, previous head of the Australian Conservation Foundation. Mr Toyne has held positions as the Deputy Secretary for the Australian Department of Environment (1994-1997), Executive Director of Australian Conservation Foundation (1986-1992) and Visiting Fellow at the Australian National University. He is the author of the environmental publication, "The Reluctant Nation".

Mr Toyne has held positions as: Commissioner of the Murray-Darling Basin; advisor to Prime Minister Keating; member of the National Landcare Advisory Committee; member of the Genetic Manipulation Advisory Committee and a member of the Lake Eyre Basin Coordinating Group.

Mr Toyne spent a number of years as a school teacher in remote aboriginal communities and as legal counsel for aboriginal groups. Mr Toyne is a director of Integrated Tree Cropping Limited, CVC Sustainable Investments Pty Ltd and Earthmark Institutes Pty Ltd.

Mr Toyne was appointed as a Non-executive Director of the Company on 15 May 2006.

DR MICHAEL GILBERT DOUGLAS Ph.D. Age: 61
Dr Douglas is Assistant Dean, Professor of Biochemistry and Molecular Biology and Director of the Office of Technology Management at University of Arkansas Medical Sciences, Little Rock, Arkansas. He has held the role of Chief Executive Officer and Chief Scientific Officer of Novactyl, Inc., a pharmaceutical development company. Dr Douglas's previous experience includes the Executive Vice President and Chief Scientific Officer of Fleming Pharmaceuticals, Chief Executive Officer and Chairman of the Board of Sigma Diagnostics, Professor and Chairman of Biochemistry and Biophysics and the Curriculum in Genetics and Molecular Biology and Biotechnology at the University of North Carolina Medical School, Chapel Hill, North Carolina.

Dr Douglas has authored numerous peer reviewed scientific articles and is an elected member of different scientific and professional societies. On a personal basis he maintains active positions on various civic progress and company boards and several scientific advisory boards.

Dr Douglas is a well respected professional scientist in the United States and offers enormous depth to the Company's plans to expand into the United States biofuels market.

Dr Douglas was appointed as a Non-executive Director of the Company on 31 October 2005.

2. COMPANY SECRETARY

Mr Roberto Pedulla was appointed as Company Secretary and Financial Controller in May 2006. Mr Pedulla has extensive financial experience in Australia having worked with the Mirvac Group and Barclay Mowlem. He is a qualified accountant and CPA.

3. DIRECTORS' MEETINGS

The number of directors meetings and number of meetings attended by each of the directors of the Company during the financial year are:

Directors	No of meetings held whilst a Director	Number of meetings attended
Mr P W F Anderton	8	8
Mr R A Payne	8	8
Mr D A Lymburn	8	8
Dr M G Douglas	6	4
Mr P Toyne	1	1

4. REMUNERATION REPORT

4.1 Principles of Compensation – audited
Remuneration of directors and executives is referred to as compensation as defined in AASB 124.

Compensation levels for key management personnel and secretaries of the Company and relevant key management personnel of the consolidated entity are competitively set to attract and retain appropriately qualified and experienced directors and executives. The Remuneration Committee was formed in August 2006 and its first meeting is planned before the end of the 2006 calendar year. The Remuneration Committee will obtain independent advice on the appropriateness of compensation packages of both the Company and consolidated group given trends in comparative companies both locally and internationally and the objectives of the Company's compensation strategy.

The compensation structures adopted by the Company are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders.

Compensation packages include a mix of fixed cash compensation, variable cash compensation and short and long term performance based incentives.

In addition to salaries, the consolidated entity provides non-cash benefits to its key management personnel, and staff, and contributes to a superannuation plan on behalf of all staff.

Fixed Compensation
Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee (previously the full Board) through a process that considers individual, segment and overall performance of the consolidated entity. In addition, if required external consultants provide analysis and advice to ensure the directors' and senior executives' compensation is competitive in the marketplace. Executive compensation is also reviewed on promotion.

Performance-linked compensation
Performance linked compensation includes short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an "at risk" bonus provided in the form of cash, while the long-term incentive (LTI) is provided as options over ordinary shares of the Company under the rules of the Option Plan approved 30 November 2004.

Short-term incentive bonus
Bonuses are specified for key management personnel and other staff in their employment contracts. The cash bonus is subject to satisfactory corporate and personal performance with a fixed percentage of base cash salary plus superannuation payable. The cash bonus may not be paid at the discretion of the Board. The cash bonus is only paid to key management personnel and other staff who are employed at the time when the payment is due.

Long-term incentive
Options are issued under the Option Plan. Participation is at the discretion of the Board. The ability to exercise the options is conditional on the key management personnel and other staff meeting a service criteria and the share price on the Australian Stock Exchange (ASX) achieving a pre determined price. The principle option condition is that the ordinary shares in the Company must trade at or above for 10 trading days at a pre determined price in the period specified for the vesting criteria to be satisfied. The exercise price is nominal in most cases and must be exercised before a specified expiry date.

Service contracts
It is the consolidated entity's policy that service contracts for key management personnel, excluding the CEO and Company Secretary, are for a 3 year term but capable of termination on a 3 or 6 months' notice and that the consolidated entity retains the right to terminate the contract immediately, by making payment equal to the notice period.

Mr Peter W F Anderton, Chief Executive Officer, has a current contract of employment with the Company dated 8 January 2001. The contract specifies the duties and obligations to be fulfilled by the CEO and provides that the Board and CEO will consult and agree objectives for achievement during the year. The current contract expires 31 December 2006 and is currently subject to renegotiation.

Mr Roberto Pedulla, Company Secretary and Financial Controller, has a contract of employment with the Company. This contract is for an unlimited term and is capable of termination on three months' notice. The consolidated entity retains the right to terminate the contract immediately, by making payment equal to three months' pay in lieu of notice.

Non-executive directors
Total directors' fees for all non-executive directors under ASX listing rule 10.17 and clause 12.7 of the Company's Constitution, is not to exceed the maximum level of $200,000 per annum. Directors' base fees are presently up to $50,000 per annum. The non-executive directors do not receive performance related remuneration. Executive Director's fees cover all main board and subsidiary Board activities.

Non-executive directors are granted options in accordance with normal practice, and in order to attract and retain suitably qualified people to hold the office of director. During the year Messrs Payne, Lymburn and Douglas were each issued 600,000 options with vesting criteria based on the share price performance and continuity of service. Full details are disclosed elsewhere in this financial report.

Directors' and executive officers' remuneration (Company and Consolidated)

		Directors fees $	Salary $	Super-annuation benefits $	Bonus	Consultancy fees $	Other $	Value Options Granted $	Total $
Directors									
Non - executive									
Mr D A Lymburn	2006	50,000	-	-	-	30,000 (iv)	-	54,387	134,387
	2005	36,000	-	-	-	-	-	37,740	73,740
Mr R A Payne	2006	50,000	-	-	-	62,095 (v)	-	54,387	166,482
	2005	36,000	-	-	-	20,780	-	37,740	94,520
Dr M G Douglas	2006	33,333	-	-	-	-	-	54,387	87,720
Mr P Toyne	2006	6,250	-	-	-	-	-	-	6,250
Executives									
Mr P W F Anderton Chief Executive Officer and Chairman	2006	-	93,333	8,400	140,000 (i)	327,396 (ii)	30,000 (iii)	271,936	871,065
	2005	-	60,000	5,400	-	180,000	-	113,375	358,775
Mr R Pedulla Financial Controller (appointed 12/4/2006)	2006	-	22,083	2,208	-	-	-	30,496	54,787
Mr D R Blythe Managing Director Beatrice Biodiesel LLC (appointed 1/3/2006)	2006	-	26,756	-	-	40,134 (vi)	-	30,705	97,595

Former									
Mr R Thomson Chief Financial Officer (resigned 31/12/05)	2006	-	74,353	6,256	-	18,000	-	-	98,609
	2005	-	115,883	10,619	-	-	-	-	126,502
Total compensation: key management personnel including directors (consolidated)	2006	139,583	216,525	16,864	140,000	477,625	30,000	496,298	1,516,895
	2005	72,000	175,883	16,019	-	200,780	-	188,855	653,537
Total compensation: key management personnel including directors (company)	2006	139,583	189,769	16,864	140,000	437,491	30,000	465,593	1,419,300
	2005	72,000	175,883	16,019	-	200,780	-	188,855	653,537

(i) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid a performance fee on the successful completion of the sale of the US subsidiary, Big Island Grains LLC, to Babcock & Brown Environmental Investments Limited (BEI) for $8 million plus reimbursement of all costs in January 2006, in the amount of $140,000.

(ii) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid for the provision of technical and project management, consulting fees in the amount of $175,000.

(ii) During the period, TIC Management Inc, a United States entity associated with Mr Anderton, was paid for the provision of technical and project management consulting services, provision of personnel, legal support and construction services fees in the amount of $152,396 (approximately US$115,000).

(iii) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Peter Anderton provided a financial guarantee and undertaking of support of up to $200,000 for the term from 3 June 2005 to 2 September 2005 for a fee of $10,000 per month. $30,000 was paid under the deed of undertaking.

(iv) During the period, Arran Pty Ltd, an Australian entity associated with Mr Lymburn, was paid for the provision of corporate and financial services fees in the amount of $30,000.

(v) During the period, Richard Payne and Associates an Australian entity associated with Mr Payne, was paid for the provision of legal services fees in the amount of $62,095.

(vi) During the period, Monte Cristo Development Company, a US entity associated with David Blythe, was paid for the provision cf technical consulting services in the amount of $40,134.

The following factors and assumptions were used in determining the fair value of options on grant date:

Grant Date	Expiry Date	Fair value per option	Exercise Price **	Price of shares on grant date	Discount
		$	$	$	%
24/12/04	30/06/07	0.06	0.50	0.23	-
27/04/06	27/04/11	0.83	1.00	0.92	10
27/04/06	27/04/11	0.78	1.00	0.92	15
27/04/06	27/04/11	0.74	1.00	0.92	20
12/04/06	01/09/10	0.80	1.00	0.89	10
12/04/06	01/09/10	0.71	1.00	0.89	20
12/04/06	01/09/10	0.62	1.00	0.89	30
01/05/06	01/12/10	0.69	1.00	0.77	10
01/05/06	01/12/10	0.62	1.00	0.77	20
01/05/06	01/12/10	0.54	1.00	0.77	30

** The exercise payment for the total number of options listed with an exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts). The exercise price for options listed at $0.50 is exercisable at $0.50 per share.

4.2 Equity instruments - audited

All options refer to options over ordinary shares of Australian Ethanol Limited, which are exercisable on a one-for-one basis under the Option Plan.

Options and rights over equity instruments granted as compensation

Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that were vested during the reporting period are as follows:

	Held at 1 July 2005	Number of options granted in this period	Exercised	Held at 30 June 2006	Number of options vested as at 30 June 2006	Expiry Date	Fair Value per Option at Grant Date $	Exercise Price $
Directors								
Mr P Anderton	1,000,000	-	(1,000,000)	-	-	-	-	-
	-	3,000,000	-	3,000,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr D Lymburn	200,000	-	-	200,000	200,000	30/6/2007	0.06	0.50
	-	600,000	-	600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr R Payne	500,000	-	(300,000)	200,000	200,000	30/6/2007	0.06	0.50
	-	600,000		600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Dr M Douglas	-	600,000	-	600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr P Toyne	-	-	-	-	-	-	-	-
Executives								
Mr R Pedulla	-	615,000	-	615,000	-	1/9/2010	0.80, 0.71, 0.62	* 1.00
Mr D Blythe	-	990,000	-	990,000	-	1/12/2010	0.69, 0.62, 0.54	* 1.00

* The exercise payment for the total number of options listed is a nominal $3.00. Exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts). The fair value is listed separately for each tranche.

No options held by directors or key management personnel are vested but not exercisable.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate

All options expire on the earlier of their expiry date or termination of the individual's employment contract. In addition to a continuing employment contract, the ability to exercise options is conditional on the consolidated entity achieving certain share price performance hurdles.

5. PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the course of the financial year was pursuing the development of global biofuels opportunities particularly in Australia and the United States of America.

Significant biofuels project development activities were:

- The commitment in April 2006 to develop the 100 Mlpy Swan Hill Ethanol Project in Victoria, Australia.
- The commitment in April 2006 to develop the 50 Mgpy Beatrice Biodiesel Project in Beatrice, Nebraska, United States
- The sale in January 2006 to Babcock and Brown Environmental Investments (BEI) for $8 million plus all costs of the wholly owned United States subsidiary, Big Island Grains LLC, which owned contracts and financing agreements to acquire the ethanol operating group, Denco LLC, Morris Minnesota together with associated entities
- The commencement of the development the 55 Mgpy Beatrice Ethanol Project in Beatrice, Nebraska, United States.,

The Company also has a residual interest in a mineral exploration project – Tasmanian Magnesium Metal Project (Tasmag Project) in Tasmania.

During the year the Company continued to assess alternative magnesium metal technology options and potential joint venture participants to develop the Company's magnesite tenements in northwest Tasmania.

6. OPERATING AND FINANCIAL REVIEW

The Company (AAE) has plans to develop biofuel assets in Australia, the United States and other locations.

During the operating period, 1 July 2005 to 30 June 2006, the company progressed developments as follows:

- Denco LLC
  In late 2005, the Company put in place contracts and agreements to acquire the assets of the ethanol operating company, Denco LLC, together with assets held in other associated groups. The deal was established through the wholly owned subsidiary company of AAE, Big Island Grains LLC, a limited liability company incorporated in Minnesota.

The deal included a senior debt facility negotiated with Hudson United Bank of Connecticut, USA, final shareholder approval for the acquisition from 360 Denco shareholders together with other funding and development agreements.

AAE introduced Babcock & Brown Environmental Infrastructure Limited (BEI) to the opportunity and planned a joint venture relationship to support funding and operation of the Denco acquisition. In late November 2005, a number of cultural and funding discussions took place between AAE and BEI resulting in AAE selling their total interest in Big Island Grains LLC which included the contract to acquire Denco LLC and associated companies to BEI. Consideration for the transaction was A$8M plus repayment of all AAE costs which amounted to approximately A$1.5M. The transaction was settled on 3 January 2006.

- April Capital Raising
  In April 2006, AAE raised A$12.45M from the issue of 41,500,000 shares at an issue price of A$0.30 per share. The issue resulted in a reconstruction of the AAE share register with a number of Australian and international institutions taking a significant interest in the company.

- Australian Biofuels Pty Ltd (ABF)
  ABF is a wholly owned (100%) subsidiary of AAE established to develop biofuel assets in Australia. During the period ABF undertook the following activities:

(i) Swan Hill Ethanol Pty Ltd (100% ABF)
The Company advanced the development of the Swan Hill Ethanol Project in Victoria, Australia. The project is a 100Mlpy fuel ethanol development using a multi grain feedstock of corn, wheat, barley and sorghum. The definitive feasibility study for the project was completed in January 2005.

During the period, ABF committed A$9.3M to the development. Praj Industries Limited of Puné, India completed the process engineering and advanced the detailed engineering for the process facility. Process Design & Fabrication (PDF) of Melbourne, Australia were engaged to complete detailed engineering and Australian design requirements including civil, structural steel and electrical/instrumentation. Design work is progressing.

Subsequent to the period, the Company has commenced construction at the Swan Hill site and has ordered long lead process items principally process equipment from Praj Industries for the project. AAE is arranging full finance for the Swan Hill ethanol project, estimated to cost A$75M.

(ii) Swan Hill Biodiesel Project
The Company has commenced design and permitting of the Swan Hill Biodiesel Project to be co-located with the Swan Hill Ethanol Project at Woorinen South, near Swan Hill in Victoria Australia. The process planned for the Swan Hill Biodiesel facility is to be provided by Axens Process Technologies of France.

(iii) Other Australian Ethanol Projects
On the east coast of Australia, the Company has put in place land purchase options for the development of ethanol and biodiesel projects at Coleambally (NSW), Condobilin (NSW) and Oaklands (NSW). Initial process design for the facilities has been completed and ABF is currently progressing the permitting and environmental licensing process for these projects.

On the west coast of Australia, ABF has identified two development sites for ethanol and biodiesel facilities. The Company is currently arranging land purchase options and intends to commence the permitting and environmental licensing process.

ABF has progressed with a number of offshore partners the study for a major ethanol export facility in North West Australia. The facility has initially been planned at between 1-2 Blpy capacity.

- US Canadian Biofuels Inc (USCB)
  USCB is a wholly owned (100%) subsidiary of AAE, established to develop biofuels assets in the United States.

- Beatrice Biodiesel LLC (BBL)
  USCB acquired BBL in February 2006. BBL owns 100% of the Beatrice Biodiesel Project. The Company has completed process design using Axens North America Inc (a subsidiary company of the French Institute of Petroleum) as technology supplier. Detailed engineering has progressed with CJ Schneider Engineering (Omaha Nebraska).

The Company has signed marketing agreements for the supply and off-take of crude soy oil and biodiesel (B100) product with CHS Inc, a Fortune 500 Group, who is the third largest aggregator and distributor of agricultural grains and commodities in the United States and is also a substantial distributor and retailer of gasoline and diesel.

The Company has received a conditional termsheet and has commenced negotiations for a US$30M convertible note to be put in place together with a senior debt facility with Agstar, a significant mid-west agri bank in the United States. The senior debt package is US$30 million, plus a working capital facility of US$5 million.

The Beatrice Biodiesel Project cost is estimated at US$52.5M. AAE has further committed a US$7.5M over run facility taking project finance requirements to US$60M. The Company plans to complete construction of the Beatrice Biodiesel Project in August 2007 and ramp up to full name plate capacity by the end of that year.

- Beatrice Ethanol Project (100%)
  The Company has plans to develop and operate a 55 Mgpy ethanol facility adjacent to the Beatrice Biodiesel Project in Nebraska. Initial process design has been completed to support the application for environmental and emission licenses with the State of Nebraska.

  The Company has acquired the land and anticipates the funding of the Beatrice Ethanol Project to be obtained in the first half of 2007 with start up planned for 2008.

- Beatrice Soy Crusher Project (100%)
  CJ Schneider Engineering has completed design and cost estimate of the Beatrice Soy Crusher Project. It is planned to co-locate the Beatrice Soy Crusher Project on land already owned as part of the ethanol development. The Company intends to develop the Beatrice Soy Crusher Project in the time frame of 3-5 years depending on the soy oil market in the mid term.

- Other United States Ethanol and Biodiesel Projects
  USCB have identified other opportunities in the United States in ethanol and biodiesel. Development and implementation plans for these projects have been advanced during the period.

- International Biofuels Pty Ltd (IBPL)
  IBPL is a wholly owned subsidiary (100%) of AAE to develop biofuel assets internationally. The Company is pursing a number of opportunities in biodiesel and ethanol in South East Asia, Africa and Europe. Planning is at the pre feasibility stage with project development opportunities scheduled once the initial Australian and United States operations have advanced to cash flow and stable operation.

- Tasmanian Magnesite NL (Tasmag)
  Tasmag is a wholly owned (100%) subsidiary of AAE established in 1998 as Crest Magnesium NL to develop magnesite assets and tenements into a magnesium metals project in Tasmania, Australia.

Prior to the beginning of the period, AAE entered into an agreement with Minemakers Australia NL whereby Minemakers Australia NL acquired an option to purchase the assets of Tasmanian Magnesite NL who holds retention licenses RL17/1987 and RL18/1987 located in Tasmania, Australia.

The option was subject to a number of conditions which were not satisfied in the option period and so the option lapsed and all TasMag assets reverted unencumbered back to AAE.

During the period, AAE has pursued alternate development and sale options for TasMag with suitable groups. In particular, research supporting the carbo thermic process to produce magnesium metal has advanced with project partners.

The board resolved during the period to write down the carrying value of the TasMag asset from $1,000,000 to $100,000.

7. RESULTS OF OPERATIONS

The profit of the consolidated entity from operating activities after income tax for the financial year was $4,145,959 (2005 Loss: $4,139,555).

8. DIVIDENDS

No amounts have been paid or declared by way of dividend by the Company since the end of the previous financial year. The directors do not propose or recommend the payment of a dividend.

9. STATE OF AFFAIRS

Changes in the state of affairs of the consolidated entity during the financial year were as follows:

- In September 2005 the Company raised $1,030,000 by the issue of 4,120,000 shares at a price of $0.25.
- In December 2005 the Company raised $325,000 from 1,300,000 options exercised at a price of $0.25.
- In May 2006 the Company raised $12,450,000 by the issue of 41,500,000 shares at a price of $0.30.

10. ENVIRONMENTAL

The consolidated entity's operations are subject to environmental regulations under both Commonwealth and State legislation in relation to ethanol project development and mineral exploration and evaluation activities.

The directors are not aware of any significant breaches during the period covered by this report.

11. CORPORATE GOVERNANCE

The Board of Australian Ethanol Limited has resolved to operate under the Corporate Governance Statement adopted at the Meeting of Directors held 7 September 2004.

12. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the Company has:

- On 3 July 2006, the Company, on behalf of US Canadian Biofuels Inc, issued 1,500,000 ordinary fully paid shares to Monte Cristo Development Company LLC in consideration for the second tranche payment under the Beatrice Biodiesel LLC Unit Purchase Agreement.

- On 3 July 2006, the Company issued 800,000 ordinary fully paid shares to Multiplex Engineering Pty Ltd in consideration for the buy back of Australian ethanol plant construction rights agreed as a result of the acquisition of Australian Biofuels Pty Ltd in April 2004 from Multiplex Limited.

- On 6 July 2006, the Company appointed Ms Carla O Andres to the position of CEO of the wholly owned United States subsidiary, US Canadian Biofuels Inc, a Delaware Corporation.

- In August 2006, the wholly owned subsidiary, Swan Hill Ethanol Pty Ltd, commenced construction of the Swan Hill Ethanol Project.

- In August 2006, the board resolved to form the following subcommittees to the main board with non-executive chairperson and a majority non-executive membership
  - * Audit Committee
  - * Remuneration Committee
  - * Risk Committee
  - * Sustainability Committee

- On 23 August 2006, the Company confirmed the funding plan for the Beatrice Biodiesel Project in Nebraska, USA and the four-stage funding plan for the Swan Hill Ethanol Project in Victoria, Australia.

- In August 2006, the Company announced a placement to sophisticated Investors to raise A$31.2 million and a Share Purchase Plan to all shareholders to support the Swan Hill Ethanol Project four stage funding plan.

- In September 2006, the wholly owned subsidiary, Beatrice Biodiesel LLC, a Nebraska limited liability company commenced construction of the Beatrice Biodiesel Project.

- In September 2006, the Company announced termination of the Amaranth LLC exclusive agreement to put in place a convertible note funding facility for the Beatrice Biodiesel Project.

- In late September 2006, the Company announced the intention to restructure the funding package for the Swan Hill Ethanol Project. The resolution relating to the share placement to sophisticated investors was withdrawn at the Shareholder General Meeting held on 29 September 2006.

13. LIKELY DEVELOPMENTS

The consolidated entity intends to develop a business to manufacture from agricultural feedstock biofuel products and distribute into the Australian and United States fuel domestic markets. Additionally, the consolidated entity intends to pursue further commercial biofuel opportunities in ethanol and biodiesel in other international markets. The Company has researched extensively the ethanol and biodiesel industries globally and intends to develop the best fit model for commercial business opportunities in the transport biofuels industry in Australia and the United States.

14. DIRECTORS' INTERESTS

The relevant interests of each director in shares or options over such instruments issued by the Company and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

	Converting shares	Ordinary shares	Options over Ordinary shares
Mr P W F Anderton	501	1,050,000	3,000,000
Mr R A Payne	-	340,000	800,000
Mr D A Lymburn	-	50,000	800,000
Dr M G Douglas	-	-	600,000
Mr P Toyne	-	-	-

14.1 Loans and other transactions with key management personnel

No loans to key management personnel were made during the period. A financial guarantee was put in place by Mr Anderton's related company, MacDuff Pty Ltd. This agreement has been terminated.

15. CONVERTING SHARES AND SHARE OPTIONS

15.1 Converting shares

At the date of this report, converting shares of the Company issued to Mr P W F Anderton or his nominee are:

Expiry date	Conversion event	Number of converting shares
31 December 2007	Financial Close First Ethanol Plant	84
31 December 2007	Financial Close Second Ethanol Plant	83
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the First Ethanol Plant	84
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the Second Ethanol Plant	83
31 December 2007	First Ethanol plant successfully completing an industry standard 96 hour performance test result	84
31 December 2007	Second Ethanol plant successfully completing an industry standard 96 hour performance test result	83
	Total Converting Shares	501

These converting shares were issued on 24 December 2004 and give Mr Anderton or his nominee the right to be allotted and issued shares based on the following formula for each tranche of converting shares:

$$N = \frac{83{,}334}{P}$$

N = number of shares to be allotted and issued, and
P = the price per share in dollars determined as the weighted average market price for the shares on ASX over the last 15 days on which sales in the shares were recorded on ASX immediately preceding the relevant conversion event.

15.2 Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Australian Ethanol Limited held directly, indirectly or beneficially, by each director and key management personnel, including their personally-related entities, is as follows:

	Held at 1 July 2005	Acquired	Received on exercise of options	Disposed	Held at 30 June 2006
Mr P Anderton	130,000	-	1,000,000	(80,000)	1,050,000
Mr D Lymburn	50,000	-	-	-	50,000
Mr R Payne	40,000	-	300,000	-	340,000
Dr M Douglas	-	-	-	-	-
Mr P Toyne	-	-	-	-	-
Mr R Pedulla	-	-	-	-	-
Mr D Blythe	-	1,500,000	-	-	1,500,000

16. EMPLOYEES

The consolidated entity has seven employees other than Mr P.W.F Anderton and Mr R. Pedulla, at the reporting date.

17.INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

Indemnification
The company has agreed to indemnify the following current directors of the Company, Mr P W F Anderton, Mr R A Payne, Mr D A Lymburn, Dr M G Douglas and Mr P Toyne against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The Company has also agreed to indemnify the current directors of its controlled entities for all liabilities to another person (other than the company or a related body corporate) that may arise from their position, except where the liability arises out of conduct involving a lack of good faith. The policy stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance premiums
Since the end of the previous financial year the Company has paid insurance premiums of $55,752 in respect of directors' and officers liability insurance. The insurance premiums relate to:

- Costs and expenses that may be incurred by the relevant officers in defending proceedings, whether civil or criminal and whatever their outcome; and
- Other liabilities that may arise from their position, with the exception of conduct involving a willful breach of duty or improper use of information or position to gain a personal advantage.

18.NON AUDIT SERVICES

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The non-audit services provided during the year by the auditor was for tax compliance.

All non audit services were subject to corporate governance procedures adopted by the company and have been reviewed by the Board to ensure that they do not impact the integrity and objectivity of the auditor.

The non-audit services provided do not undermine the general principles relating to auditor independence as set in Professional Statements F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards. Details of amounts paid to the auditor are detailed below.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Auditors of the Company				
KPMG Australia:				
- audit and review of financial reports	29,500	29,567	29,500	29,567
- other non audit services:	6,450	9,205	6,450	9,205
	35,950	38,772	35,950	38,772

19. LEAD AUDITORS INDEPENDANCE DECLARATION

The lead auditor's independence declaration is set out on page 17 and forms part of the director's report for financial year ended 30 June 2006.

Signed in accordance with a resolution of the directors.

P W F ANDERTON
Chairman

Perth, Western Australia
Dated 29 September 2006

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Australian Ethanol Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial period ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B C FULLARTON
Partner

Perth
29 September 2006

Australian Ethanol Limited
and its Controlled Entities
INCOME STATEMENTS
FOR YEAR ENDED 30 JUNE 2006

	NOTE	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Revenue	2(a)	4,502,496	50,000	4,802,496	50,000
Ethanol project development expenses		-	(3,607,051)	-	-
General and administrative expenses		(2,867,162)	(478,125)	(1,589,656)	142,381
Impairment of projects		(900,002)	-	-	-
Impairment of loan		-	-	-	(1,786,799)
Impairment of loans to controlled entities		-	-	(901,389)	(3,507,330)
Share based payment expense		(704,961)	(22,400)	(704,961)	(22,400)
Profit / (loss) before financing costs		**30,371**	**(4,057,576)**	**1,606,490**	**(5,124,148)**
Financial income	2(b)	4,487,612	25,641	415,823	24,111
Financial expenses	2(b)	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income		**4,422,953**	**(81,979)**	**351,164**	**(83,509)**
Profit / (loss) before tax		**4,453,324**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Income tax expense	5	(307,365)	-	-	-
Profit / (loss) for the year attributable to members of Australian Ethanol Limited		**4,145,959**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Basic earnings per share from continuing operations (cents)	3	10.3	(15.2)		
Diluted earnings per share from continuing operations (cents)		10.2	(15.0)		

The income statements should be read in conjunction with the notes to the financial statements.

Australian Ethanol Limited
and its Controlled Entities
BALANCE SHEETS
AS AT 30 JUNE 2006

		CONSOLIDATED		COMPANY	
	NOTE	2006 $	2005 $	2006 $	2005 $
CURRENT ASSETS					
Cash and cash equivalents	18	15,643,510	65,678	15,640,498	36,336
Trade and other receivables	6	35,154	55,188	35,154	54,470
Prepayments		15,000	-	15,000	-
TOTAL CURRENT ASSETS		**15,693,664**	**120,866**	**15,690,652**	**90,806**
NON-CURRENT ASSETS					
Trade and other receivables	6	-	-	8,189,646	999,998
Other financial assets	7	197,890	115,000	373,643	1,831,843
Property, Plant and equipment	8	424,987	65,810	77,129	65,810
Intangible assets	9	7,268,317	3,528,315	10,000	-
Exploration and evaluation expenditure	10	100,000	1,000,000	-	-
TOTAL NON-CURRENT ASSETS		**7,991,194**	**4,709,125**	**8,650,418**	**2,897,651**
TOTAL ASSETS		**23,684,858**	**4,829,991**	**24,341,071**	**2,988,457**
CURRENT LIABILITIES					
Trade and other payables	11	2,373,942	115,636	2,373,942	113,571
Provisions	12	150,333	18,682	47,650	18,682
Interest bearing liabilities	13	9,663	-	-	-
Non interest bearing liabilities	14	-	50,000	-	50,000
TOTAL CURRENT LIABILITIES		**2,533,938**	**184,318**	**2,421,592**	**182,253**
NON-CURRENT LIABILITIES					
Interest bearing liabilities	13	22,137	1,634,466	-	1,634,466
Non interest bearing liabilities	14	-	771,111	4,000,000	-
TOTAL NON CURRENT LIABILITIES		**22,137**	**2,405,577**	**4,000,000**	**1,634,466**
TOTAL LIABILITIES		**2,556,075**	**2,589,895**	**6,421,592**	**1,816,719**
NET ASSETS		**21,128,783**	**2,240,096**	**17,919,479**	**1,171,738**
EQUITY					
Contributed equity	15	21,672,486	7,501,110	21,672,486	7,501,110
Reserves	16	593,752	22,400	641,111	22,400
Accumulated losses	17	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)
TOTAL EQUITY		**21,128,783**	**2,240,096**	**17,919,479**	**1,171,738**

The balance sheets should be read in conjunction with the notes to the financial statements.

Australian Ethanol Limited
and its Controlled Entities
BALANCE SHEETS
AS AT 30 JUNE 2006

Statements of Changes Equity

Consolidated	**Issued Capital**	**Retained Earnings**	**Translation Reserve**	**Share Option Reserve**	**Total**
Opening balance at July 1 2004	34,851,986	(29,743,859)	-	-	5,110,376
Capital Reduction per AGM November 2004	(28,600,000)	28,600,000	-	-	-
Net Profit/(Loss) for the period	-	(4,139,555)	-	-	(4,139,555)
Equity settled share basis payment transactions	-	-	-	22,400	22,400
Share capital issued during the year	1,249,124	-	-	-	1,249,124
Closing balance at 30 June 2005	7,501,110	(5,283,414)	-	22,400	2,240,096
Opening Balance at 1 July 2005	7,501,110	(5,283,414)	-	22,400	2,240,096
Net Profit for the period	-	4,145,959	-	-	4,145,959
Foreign exchange translation differences	-	-	(47,358)	-	(47,358)
Equity settled share based payment transactions	-	-	-	618,711	618,711
Share capital issued during the year	14,171,376	-	-	-	14,171,376
Closing balance at 30 June 2006	21,672,486	(1,137,455)	(47,358)	641,111	21,128,783

Statements of Changes Equity

Company	**Issued Capital**	**Retained Earnings**	**Translation Reserve**	**Share Option Reserve**	**Total**
Opening balance at July 1 2004	34,851,986	(29,744,115)	-	-	5,107,871
Capital Reduction per AGM November 2004	(28,600,000)	28,600,000	-	-	-
Net Profit/(Loss) for the period	-	(5,207,657)	-	-	(5,207,657)
Equity settled share basis payment transactions	-	-	-	22,400	22,400
Share capital issued during the year	1,249,124	-	-	-	1,249,124
Closing balance at 30 June 2005	7,501,110	(6,351,772)	-	22,400	1,171,738
Opening Balance at 1 July 2005	7,501,110	(6,351,772)	-	22,400	1,171,738
Net Profit for the period	-	1,957,654	-	-	1,957,654
Foreign exchange translation differences	-	-	-	-	
Equity settled share based payment transactions	-	-	-	618,711	618,711
Share capital issued during the year	14,171,376	-	-	-	14,171,376
Closing balance at 30 June 2006	21,672,486	(4,394,118)	-	641,111	17,919,479

		CONSOLIDATED		COMPANY	
		2006	2005	2006	2005
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		8,377,044	-	8,337,044	-
Cash payments in the course of operations		(2,641,684)	(318,823)	(1,236,379)	(1,133,135)
Interest received		238,721	25,641	238,665	24,111
Interest paid		(64,659)	(3,072)	(64,659)	(3,072)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	**18(b)**	**5,909,422**	**(296,254)**	**7,314,671**	**(1,112,096)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(337,958)	(18,714)	(26,837)	(18,714)
Biodiesel project development expenditure capitalised		(961,058)	-	-	-
Ethanol project development expenditure capitalised		(202,122)	(3,008,888)	-	-
Payments for equity investments		-	-	(699,782)	(1,859,524)
Proceeds from disposal of equity investments		-	10,000	-	10,000
NET CASH USED IN INVESTING ACTIVITIES		**(1,501,138)**	**(3,017,602)**	**(726,619)**	**(1,868,238)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of borrowings		(1,905,577)	349,051	(134,466)	-
Proceeds from issue of shares and options		13,805,000	1,312,500	13,805,000	1,312,500
Transaction costs from issue of shares		(729,875)	(65,625)	(729,875)	(65,625)
Advances to controlled entities		-	-	(3,924,548)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES		**11,169,548**	**1,595,926**	**9,016,111**	**1,246,875**
NET INCREASE / (DECREASE) IN CASH HELD		15,577,832	(1,717,930)	15,604,163	(1,733,459)
Cash at the beginning of the financial year		65,678	1,783,608	36,336	1,769,795
CASH AT THE END OF THE FINANCIAL YEAR	**18(a)**	**15,643,510**	**65,678**	**15,640,499**	**36,336**

The statements of cash flows should be read in conjunction with the notes to the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Australian Ethanol Limited (the 'Company') is a company domiciled in Australia. The consolidated financial reports of the Company for the financial year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the 'consolidated entity'). The financial report was authorised for issue by the directors on 29 September 2006.

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Statement of compliance

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the *Corporations Act 2001*. International Financial Reporting Standards ('IFRS') form the basis of Australian Accounting Standards ('AASs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flow of the consolidated entity and the Company is provided in note 25.

The financial report of the consolidated entities comply with IFRS and interpretations adopted by the International Accounting Standards Board, however the Parent financial statements and notes do not comply with IFRS as the Company has utilised the exemption available under AASB 132 Financial Instruments: Presentation and Disclosures; in respect to certain disclosure requirements.

(b) Basis of preparation

The financial report is presented in Australian dollars. The entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 Employee Benefits (December 2004);
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures;
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);
- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts;
- AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;
- AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004);
- UIG 4 Determining whether an Arrangement contains a Lease;
- UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
- UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies;
- UIG 8 Scope of AASB 2.

Issued standards not early adopted

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006;
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the consolidated entity. However, the quantification of the impact is not known or reasonably estimable in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these events. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects only that period, or in the period of the revision and future periods if the revisions affects both current and future periods.

The financial report is prepared on the historical cost basis except where stated.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards- AIFRS, with the exception of AASB 132 and 139 which has been adopted with effect from 1 July 2005 (note 27).

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Biofuels project acquisition and development expenditure

Biofuels project acquisition and development expenditure represents deferred expenditure acquired and incurred on biofuel projects during their development phase, which is the period prior to commencement of construction activities, and the assessed value of the development projects over the carrying value on acquisition of Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd).

Expenditure classified as ethanol or biodiesel ("Biofuels") project acquisition and development expenditure is categorised as a non current asset and carried forward to future accounting periods as long as the expenditure is expected to be recouped through the sale or successful development of the particular development project. When a development project is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that project are written off in the financial period the decision is made. Each project is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of development projects until construction is complete and the asset is ready for commercial use.

(d) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity").

Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(e) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

The consolidated entity recognises revenue from proceeds of asset disposals when those proceeds are received. Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Revenue from the sale of investments are recognised in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

(f) Taxation

Income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at balance sheet date.

A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and its wholly-owned Australian resident entities have not formed a tax-consolidated as at balance sheet date.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Financial Assets

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(h) Intangibles

Projects are classified as intangible assets in development phase until they either move to the construction phase or are written off. When in construction phase the expenditure will be re-classified from intangibles to property, plant and equipment; capital projects in progress. The transfer from development to construction phase will occur after the following criteria has been substantially satisfied meaning project finance, project approvals, any conditions precedent and subject to board approval.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see impairment accounting policy m).

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see impairment accounting policy m).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

(i) Plant and equipment

Owned Assets

Items of plant & equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see impairment accounting policy m).

Certain items of plant & equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards – AIFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Depreciation and amortisation

Items of plant and equipment are depreciated using the diminishing value method over their estimated useful lives. Depreciation rates used vary between 13% and 40%. Assets are depreciated from the date of acquisition.

(j) Exploration and evaluation expenditure

Exploration and evaluation costs are accumulated in respect of each separate area of interest. Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through the sale or successful development and exploitation of the area of interest, or where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy m). For the purposes of impairment testing, exploration and evaluation assets are allocated to areas of interest to which the exploration activity relates.

When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of areas of interest in the exploration and evaluation phase until production commences.

(k) Foreign currency

Foreign currency transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Financial Statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

(l) Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see impairment accounting policy m). Receivables are on 30-day terms.

(m) Impairment

The carrying amounts of the consolidated entity's assets, other than deferred assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for cash-generating unit to which the asset belongs.

Reversal of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or consolidated entity. Trade creditors payable are normally settled on 30-day terms.

(o) Employee benefits

Wages; salaries, annual leave, sick leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

Share-based payment transactions

The share option programme allows consolidated entity employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees becomes unconditionally entitled to the options. The fair value of the options granted is measured using a binomial option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(p) Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(q) Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

2 (a) REVENUE

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Fee for sale of interest in joint venture	4,450,000	-	4,450,000	-
Management fees	-	-	300,000	-
Other revenue	52,496	50,000	52,496	50,000
	4,502,496	50,000	4,802,496	50,000

The consolidated entity disposed of its interest in the right to acquire Diversified Energy Company, LLC ('Denco') during the year to an entity associated with Babcock and Brown Environmental Investments Limited ('BEI'). Consideration on the disposal totalled $8 million plus payment and reimbursement of all due diligence and agreed costs totalling $507,250. The consideration was recognised proportionately by the Company as follows:

- Disposal of an available for sale financial investment resulting in a net gain of $3,924,549 being recognised through the Company's subsidiary US Biofuels Inc.
- A fee of $4,450,000 recognised by the Company arising from its involvement in negotiating the right to acquire Denco and subsequent sale to BEI.

2 (b) NET FINANCING COSTS

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Interest income	238,721	25,641	415,823	24,111
Net foreign exchange gain	324,342	-	-	-
Investments – net gain on disposal	3,924,549	-	-	-
Financial income	4,487,612	25,641	415,823	24,111
Interest expense	(64,659)	(107,620)	(64,659)	(107,620)
Financial expenses	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income	4,422,953	(81,979)	351,164	(83,509)

	CONSOLIDATED	
	2006	**2005**
3. EARNINGS PER SHARE		
Basic earnings per share – (cents)	10.3	(15.2)
Weighted average number of ordinary shares used as the denominator number for basic earnings per share	40,353,579	27,182,040

The EPS for the prior year has been recalculated to present a consistent comparative number by dividing the weighted average number of shares on issue by 100.

Options to purchase ordinary shares not exercised at 30 June 2006 have not been included in the determination of basic EPS.

	CONSOLIDATED		COMPANY	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
4. OTHER EXPENSES				
Loss on disposal of plant and equipment	677	3,056	677	3,056
Depreciation expense	14,841	16,960	14,841	16,960
Share based payment expense	704,961	22,400	704,961	22,400
Net expense from movement in employee provisions	28,968	1,720	28,968	1,720
Operating lease rental expense	39,768	61,188	39,768	61,188
Other expenses	4,809	-	4,809	-

5. TAXATION

The components of the tax expense				
Current tax	307,365	-	-	-
Deferred tax	-	-	-	-
Total income tax expense	307,365	-	-	-

Reconciliation between tax expense and pre-tax net profit				
Profit before tax	4,453,324	(4,139,555)	1,957,654	(5,207,657)
Income tax	1,335,997	(1,241,867)	587,296	(1,562,297)
Increase in income tax due to:				
Non-deductible expenses	213,217	7,247	213,217	6,830
Decrease in income tax due to:				
Benefit arising from previously unrecognised tax losses.	(1,255,232)	-	(1,012,411)	(10,354)
Other	(63,772)	(19,979)	(63,772)	(19,979)
Unrecognised deferred tax assets	40,994	1,254,599	275,670	1,585,800
Effect on tax rate in foreign jurisdiction (rates increase)	36,161	-	-	-
Income tax expense reported in income statement	307,365	-	-	-

Australian Ethanol Limited
and its Controlled Entities
BALANCE SHEETS
AS AT 30 JUNE 2006

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
6. RECEIVABLES				
Current				
Calls made on project funding facility	-	40,000	-	40,000
GST refundable	32,488	15,188	32,488	14,470
Other receivables	2,666	-	2,666	-
Balance at the end of the year	35,154	55,188	35,154	54,470
Non-current				
Loan to Tasmania Magnesite NL:				
Balance at the beginning of the year	-	-	999,998	999,998
Provision for diminution	-	-	(900,000)	-
Balance at the end of the year	-	-	99,998	999,998
Loan to Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd)	-	-	4,441,551	1,688,467
Provision non recovery of loan			(1,688,467)	(1,688,467)
Loan to US Canadian Biofuels, Inc. (formerly US Biofuels, Inc.)	-	-	6,413,983	1,818,863
Provision non recovery of loan			(1,820,252)	(1,818,863)
Loan to Beatrice Biofuels, LLC	-	-	742,832	-
	-	-	8,089,648	-
	-	-	8,189,646	999,998

The carrying value of the loan to controlled entity Tasmania Magnesite NL is assessed having regard to the underlying exploration assets of that entity. Therefore, the ultimate recoupment of the loan is dependent upon the successful development and commercial exploitation or sale of those underlying assets. During the period the directors resolved to make a provision for non-recovery of the loan to Tasmania Magnesite NL in reflection of a decision to write down the value of the TasMag Project (refer note 10).

The loans from Australian Ethanol Limited to controlled entities are unsecured and have no fixed term of repayment, are repayable on demand and are currently interest free.

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
7. OTHER FINANCIAL ASSETS				
Unlisted shares				
Controlled entities - at cost	-	-	5,794,313	7,294,313
Provision for diminution	-	-	(5,577,470)	(5,577,470)
	-	-	216,843	1,716,843
Security deposits	197,890	115,000	156,800	115,000
Total other financial assets	197,890	115,000	373,643	1,831,843

The carrying value of investments in controlled entities is assessed having regard to the underlying assets. Therefore, the ultimate recoupment of the investment is dependent upon the successful development and commercial exploration or sale of those underlying assets.

Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd) owns project information, technology, licences and agreements to develop ethanol projects in Australia. During the financial year to 30 June 2005, the Company took the decision not to pursue the Mossman Ethanol Project in North Queensland. The book value of Swan Hill Ethanol Pty Ltd was reduced in 2005 to reflect the write off of the Mossman Ethanol Project. The recoverable investment is based on successful development of grain based biofuels projects in Australia.

Particulars in relation to Australian Ethanol Limited controlled entities

Name of Entity	Country of Incorporation	Class of shares	Equity Holding 2006 %	Equity Holding 2005 %	Book Value of Investment 2006 $	Book Value of Investment 2005 $
Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd)	Australia	Ordinary	100	100	215,451	1,715,451
US Canadian Biofuels, Inc	United States of America	Ordinary	100 (ii)	100 (ii)	1,389	1,389
Tasmania Magnesite NL	Australia	Ordinary	100 (i)	100 (i)	2	2
Australian Biofuels Pty Ltd (formerly Australian Forestry Pty Ltd)	Australia	Ordinary	100 (i)	100 (i)	1	1
					216,843	1,716,843

Particulars in relation to US Canadian Biofuels, Inc controlled entities

Name of Entity	Country of Incorporation	Class of shares	Equity Holding 2006 %	Equity Holding 2005 %	Book Value of Investment 2006 $	Book Value of Investment 2005 $
Beatrice Biodiesel, LLC	United States of America	Ordinary	100 (ii)	-	2,964,112	-
					2,964,112	-

(i) Deed of cross guarantee

Australian Ethanol Limited, Tasmania Magnesite NL and Australian Biofuels Pty Ltd (formerly Australian Forestry Pty Ltd) are parties to a Deed of Cross Guarantee, which has been lodged with and approved by the Australian Securities & Investment Commission. Under the Deed of Cross Guarantee each of the above named companies guarantees the debts of the other named companies. Pursuant to ASIC Class Order 98/1418 dated 13 August 1998, the wholly owned subsidiaries are relieved from the requirements for preparation, audit and lodgement of financial reports.

A consolidated income statement and consolidated balance sheet, comprising the Company and the controlled entities which are a party to the deed, after eliminating all transactions between parties to the Deed of cross guarantee, at 30 June 2006 is set out below:

Summarised income statement and retained profits

	Consolidated	
	2006 $'000	2005 $'000
Profit / (loss) before tax	673,843	(4,138,637)
Net profit / (loss)	673,843	(4,138,637)
Retained profits at beginning of year	(5,283,414)	(1,144,777)
Retained profits at end of year	(4,609,571)	(5,283,414)
Balance Sheet		
Cash and cash equivalents	15,640,499	65,676
Trade and other receivables	35,154	55,188
Prepayments	15,000	-
Total current assets	15,690,653	120,866
Plant and equipment	77,129	65,810
Other financial assets	156,800	115,000
Intangible assets	8,101,035	3,528,315
Exploration and evaluation expenditure	100,000	1,000,000
Total non-current assets	8,434,964	4,709,125
Total assets	24,125,618	4,829,991
Trade and other payables	2,373,942	115,636
Interest bearing liabilities	-	-
Non-Interest bearing liabilities	-	50,000
Provisions	47,650	18,682
Total current liabilities	2,421,592	184,318
Interest bearing liabilities	-	1,634,466
Non interest bearing liabilities	4,000,000	771,111
Total non-current liabilities	4,000,000	2,405,577
Total liabilities	6,421,592	2,589,895
Net assets	17,704,026	2,240,096
Contributed equity	21,672,486	7,501,110
Reserves	641,111	22,400
Accumulated losses	(4,609,571)	(5,283,414)
Total equity	17,704,026	2,240,096

(ii) Acquisition of controlled entities

In December 2004, US Canadian Biofuels, Inc. (a Delaware Corporation) was established to account for the activities planned in the United States of America.

In February 2006, Beatrice Biodiesel, LLC was acquired by US Canadian Biofuels, Inc from Monte Cristo Development Company to develop a Biodiesel Plant in Beatrice Nebraska, United State of America. Details of the transactions were set out in the Companies announcement to the Australian Stock Exchange (ASX) on 1 March 2006.

Acquisition of Beatrice Biodiesel, LLC

	Consolidated 2006 $
Consideration – cash paid	300,000
Consideration – cash payable	300,000
Consideration – shares issued	544,112
Consideration – shares unissued	1,820,000
Total consideration	2,964,112
Total consideration paid to date	844,112
Deferred consideration	2,120,000
Total consideration	2,964,112

Acquiree's Net Assets at the Acquisition Date.

	Recognised values	Fair value adjustments	Carrying amounts
Intangible assets	-	2,964,112	2,964,112

Tranche 1 of the Beatrice Acquisition Agreement has been paid in the current financial year totalling $300,000 cash and the issue of 1,500,000 shares.

The remaining tranches (2, 3 & 4) will be paid upon reaching milestones as detailed in the Beatrice Acquisition Agreement and referred to above as deferred consideration; as follows:

- Tranche 2 – issue of 1,500,000 shares. At the date of this report these shares have been issued.
- Tranche 3 – payment of $150,000 and issue of 1,000,000 shares
- Tranche 4 – payment of $150,000 and issue of 1,000,000 shares

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
8. PROPERTY, PLANT AND EQUIPMENT				
Property – Land at cost				
Balance at the beginning of the year	-	-	-	-
Additions during the year	307,844	-	-	-
Disposals during the year	-	-	-	-
Balance at the end of the year	307,844	-	-	-
Plant and equipment - at cost				
Balance at the beginning of the year	177,103	188,682	177,103	188,682
Additions during the year	66,851	18,714	26,837	18,714
Disposals during the year	(4,937)	(30,293)	(4,937)	(30,293)
Balance at the end of the year	239,017	177,103	199,003	177,103
Accumulated depreciation – Plant & Equipment				
Balance at the beginning of the year	(111,293)	(121,570)	(111,293)	(121,570)
Annual depreciation expense	(14,841)	(16,960)	(14,841)	(16,960)
Accumulated depreciation on assets disposed	4,260	27,237	4,260	27,237
Balance at the end of the year	(121,874)	(111,293)	(121,874)	(111,293)
Carrying value at the end of the year	424,987	65,810	77,129	65,810
9. INTANGIBLES				
Project development expenditure				
Balance at beginning of the year	3,528,315	4,126,478	-	-
Ethanol development expenditure capitalised in the period	114,834	3,008,888	10,000	-
Biodiesel development expenditure capitalised in the period	3,625,168	-	-	-
Write off ethanol development expenditure previously capitalised	-	(3,607,051)	-	-
Balance at end of year	7,268,317	3,528,315	10,000	-
Total intangibles	7,268,317	3,528,315	10,000	-
10. EXPLORATION AND EVALUATION EXPENDITURE				
Costs carried forward in respect of areas of interest in exploration and evaluation phase	1,000.000	1,000,000	-	-
Provision for diminution	(900,000)	-	-	-
Closing Balance	100,000	1,000,000	-	-

The ultimate recoupment of costs carried forward in the exploration and evaluation phase is dependent on the successful development and commercial exploitation or sale of the respective areas of interests.

The consolidated entity's principal exploration and evaluation activity is the development of its wholly owned magnesium metal project in Tasmania (TasMag Project). To progress the TasMag Project through the current exploration and evaluation phase to proceed to plant construction and subsequent metal production, and to ultimately recoup the costs expended to date on the project, the consolidated entity will need to attract a major company to assist in future development. Alternatively, the consolidated entity would need to sell its interest in the TasMag Project. The Board of Australian Ethanol Limited decided to write down the TasMag Project by $900,000 in the current financial year.

Schedule of mineral tenements

The economic entity holds interests in the following tenements at the date of this preliminary final report.

Registered Holder / Project	**Tenement**
Tasmania Magnesite NL (100%)	
TasMag Magnesite Deposit	RL17/1987 & RL18/1987

The Tasmanian Magnesite Deposit is wholly owned by Tasmania Magnesite NL.

	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
11. TRADE AND OTHER PAYABLES				
Trade creditors	201,563	68,936	201,563	66,871
Accrued expenses	52,379	46,700	52,379	46,700
Deferred consideration (i)	2,120,000	-	2,120,000	-
	2,373,942	115,636	2,373,942	113,571

(i) The deferred consideration represents the balance of consideration due for the acquisition of Beatrice Biodiesel, LLC. The deferred consideration comprises the estimate at balance date of the fair value of equity instruments to be issued in three future tranches. The actual consideration value may vary depending on the market performance of the company's listed shares. Refer note 7 (ii).

	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
12. PROVISIONS				
Current				
Provision for employee benefits	47,650	18,682	47,650	18,682
Provision for income tax payable	102,683	-	-	-
	150,333	18,682	47,650	18,682

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
13. INTEREST BEARING LIABILITIES				
Current				
Lease liability – motor vehicle	9,663	-	-	-
	9,663	-	-	-
Non Current				
Loan from Multiplex Limited	-	1,500,000	-	1,500,000
Accrued interest on loan from Multiplex Limited	-	134,466	-	134,466
Lease liability – motor vehicle	22,137	-	-	-
	22,137	1,634,466	-	1,634,466

The loan from Multiplex Limited including accrued interest was repaid during the financial year. The lease liability relates to a motor vehicle purchased by Swan Hill Ethanol Pty Ltd.

Finance lease liabilities
Finance lease liabilities of the consolidated entity are payable as follows:

	Consolidated					
	Minimum lease payments 2006	Interest 2006	Principal 2006	Minimum lease payments 2005	Interest 2005	Principal 2005
Less than one year	12,003	2,247	9,663	-	-	-
Between one and five years	24,005	1,961	22,137	-	-	-
More than five years	-	-	-	-	-	-
	36,008	4,208	31,800	-	--	-

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
14. NON INTEREST BEARING LIABILITIES				
Current				
Deferred revenue relating to sale of interest in controlled entity.	-	50,000	-	50,000
	-	50,000	-	50,000
Non-current				
Amount payable to Multiplex Limited (a)	-	271,111	-	-
Limited recourse project loan facility (b)	-	500,000	-	-
Loan from US Canadian Biofuels (c)	-	-	4,000,000	-
	-	771,111	4,000,000	-

(a) The amount payable to Multiplex Limited by Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd) represents ethanol project development expenditure funded by Multiplex in prior years. This was repaid to Multiplex during the financial year.

(b) The limited recourse project loan facility was a loan facility of $500,000 provided by Mitsui & Co. (Australia) Ltd for the specific purpose of supporting the funding of the Definitive Feasibility Study for Swan Hill Ethanol Project. The loan was converted to equity in Australian Ethanol Limited at an issue price of $0.30 per share during the financial year.

(c) The Loan from US Canadian Biofuels, Inc (USCB) relates to the sale of an interest in a US based ethanol project (The Denco project) during the course of the financial year. A total of AUD $8,000,000 plus reimbursement of costs was received by the consolidated entity comprising AUD $4,000,000 received on behalf of USCB being the proceeds for sale of shares in the project company Big Island Grains LLC, giving rise to a loan from USCB for AUD $4,000,000, and a fee of AUD $4,000,000 recognised by the Company.

15. CONTRIBUTED EQUITY

(a) Reconciliation of movement in capital

	CONSOLIDATED AND COMPANY			
	Number of shares 2006	**$ 2006**	**Number of shares 2005**	**$ 2005**
Balance at the beginning of the year, ordinary shares fully paid	28,753,958	7,501,110	25,003,958	34,851,986
Capital reduction as per AGM November 2004	-	-	-	(28,600,000)
Shares issued pursuant to Prospectus at 35 cents; November 2004	-	-	3,750,000	1,312,500
Cost of share issue	-	-	-	(66,127)
Shares issued pursuant to S708 5(e) of Corporation Act at 25 cents; August 2005	4,120,000	1,030,000	-	-
Cost of share issue	-	(45,125)	-	-
Options exercised December 2005	1,300,000	325,000	-	-
Shares issued for Tranche 1 Acquisition Beatrice Biodiesel, LLC at 34 cents; March 2006	1,500,000	510,000	-	-
Share issued to Mitsui & Co for the satisfaction of a loan to Australian Ethanol at 30 cents; March 2006	1,666,667	500,000	-	-
Share placement at 35 cents; March 2006	75,000	26,250	-	-
Share placement at 40 cents; March 2006	150,000	60,000	-	-
Shares issued pursuant to S708 5(e) at 30 cents; May 2006	41,500,000	12,450,000	-	-
Cost of share issue	-	(687,501)	-	-
Balance at the end of the year , ordinary shares fully paid	79,065,625	21,669,735	28,753,958	7,498.359
Converting shares	-	2,751	-	2,751
Total Contributed equity	79,065,625	21,672,486	28,753,958	7,501.110

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

The total number of ordinary shares on issue at the date of this report is 79,065,625.

(b) Converting shares

	CONSOLIDATED AND COMPANY			
	Number of shares 2006	$ 2006	Number of shares 2005	$ 2005
Balance at the beginning of the year	2,751	2,751		
Issue of 1,500 converting shares to Multiplex Constructions Pty Ltd as part consideration of the acquisition of Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd), fully paid to $1.00 each	-	-	1,500	1,500
Issue of 750 converting shares to Multiplex Constructions Pty Ltd in relation to the Mossman Ethanol Project, fully paid to $1.00 each	-	-	750	750
Issue of 501 converting shares to Mr P W F Anderton or nominee on 24 December 2004	-	-	501	501
Balance at end of year	2,751	2,751	2,751	2,751

These converting shares do not entitle the holder to participate in any share issue of the Company or any other body corporate.

(c) Options

	CONSOLIDATED AND COMPANY 2006	2005
Balance at the beginning of the year	1,700,000	1,500,000
Exercised during the year	(1,300,000)	(200,000)
Granted during the year to key management personnel	6,405,000	400,000
Granted during the year to other staff	2,465,000	-
Balance at the end of the financial year	9,270,000	1,700,000

As at 30 June 2006, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of options
30 June 2007	$0.50 per option	400,000
31 December 2008	$0.50 per option	860,000
10 October 2010	$1.00 per tranche	3,210,000
27 April 2011	$1.00 per tranche	4,800,000
		9,270,000

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of options
30 June 2007	$0.50 per option	400,000
31 December 2008	$0.50 per option	860,000
10 October 2010	$1.00 per tranche	7,158,000
27 April 2011	$1.00 per tranche	4,800,000
		13,218,000

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

(d) Share based payments

At 30 November 2004, the consolidated entity established a share option plan that governs the issue of options to key management personnel and other staff.

Options issued to directors require shareholder approval and options issued to employees are issued under the plan. During the year the Company granted a total of 8,870,000 options to certain key management personnel and other staff.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares.

Grant date / persons entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to key management personnel as at June 2006	3,000,000	Continue as an executive director of the Company for up to three years and the closing share price on ASX exceeds 55, 65 and 75 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	3 Years
Option grant to key management personnel as at June 2006	1,800,000	Continue as a non-executive director of the Company for up to three years and the closing share price on ASX exceeds 55, 65 and 75 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	3 Years
Option grant to key management personnel as at June 2006	615,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 67.5, 75 and 82.5 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to key management personnel as at June 2006	990,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 90 cents, $1 and $1.10 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years

Grant date / persons entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to staff as at June 2006	990,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 67.5, 75 and 82.5 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to staff as at June 2006	375,000	Continue as an employee of the Company for three years and the closing share price on ASX exceeds $1, $1.20 and $1.40 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to staff as at June 2006	240,000	Continue as an employee of the Company for three years and the closing share price on ASX exceeds 90 cents, $1 and $1.10 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Options granted to other staff as at June 2006	860,000	Options granted to nominated staff at an exercise price of $0.50 per share prior to the expiry date of 31 December 2008	3 Years
Total share options granted to key management personnel and other staff as at 30 June 2006	**8,870,000**		

	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
16. RESERVES				
Opening balance	22,400	-	22,400	-
Foreign currency translation reserve	(47,358)	-	-	-
Employee share option reserve	618,711	22,400	618,711	22,400
Closing balance	593,753	22,400	641,111	22,400

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the functional currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Employee share option reserve
The share based payments reserve is used to recognise the fair value of options granted but not exercised.

17. ACCUMULATED LOSSES

Accumulated losses at the beginning of the year	(5,283,414)	(29,743,859)	(6,351,772)	(29,744,115)
Capital reduction as per November 2004 AGM	-	28,600,000	-	28,600,000
Net profit / (loss) attributable to equity holdings of the parent	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Accumulated losses at the end of the year	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)

	CONSOLIDATED		COMPANY	
	2006 $	**2005** $	**2006** $	**2005** $

18. NOTES TO THE STATEMENT OF CASH FLOWS

a) Reconciliation of cash

	2006 $	2005 $	2006 $	2005 $
Cash comprises:				
Cash at bank and on hand	15,643,510	65,678	15,640,498	36,336

b) Reconciliation of the profit / (loss) from ordinary activities after income tax to the cash used in operating activities

	2006 $	2005 $	2006 $	2005 $
Profit / (loss) from ordinary activities after income tax	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Adjusted for non cash items:				
Interest accrued on Multiplex loan	-	104,548	-	104,548
TasMag option	(50,000)	(10,000)	-	(10,000)
Loss on sale of non-current assets	-	3,056	-	3,056
Depreciation	14,841	16,960	14,841	16,960
Exploration expenditure impairment	900,904	-	-	-
Capitalised ethanol expenditure written off	-	3,607,051	-	-
Labour and administration recovery	-	-	(382,340)	(1,261,535)
Provisions for diminution	-	-	900,902	5,294,129
Movement in provision for employee entitlements	28,968	1,720	28,968	1,720
Share based payments expense	704,961	22,400	704,961	22,400
Net cash used in operating activities before changes in assets and liabilities	5,745,633	(393,820)	3,224,986	(1,036,378)
Changes in assets and liabilities:				
(Increase)/decrease in receivables	20,034	150,700	19,316	(20,518)
(Increase)/decrease in prepayments	(15,000)	-	(15,000)	-
Increase/(decrease) in payables and accruals	158,756	(53,134)	4,085,369	(55,199)
Net cash provided by operating activities	5,909,422	(296,254)	7,314,671	(1,112,095)

19. AUDITORS REMUNERATION

	2006 $	2005 $	2006 $	2005 $
Auditors of the Company				
KPMG Australia:				
- audit and review of financial reports	29,500	29,567	29,500	29,567
- other non audit services:	6,450	9,205	6,450	9,205
	35,950	38,772	35,950	38,772

20. RELATED PARTIES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive directors

Mr D A Lymburn
Mr R A Payne
Dr M G Douglas (appointed 31 Oct 2005)

Mr P Toyne (appointed 15 May 2006)

Executive directors
Mr P W F Anderton (Chief Executive Officer)

Executives

Mr R Pedulla (Financial Controller and Company Secretary appointed 12 April 2006)

Mr D Blythe (Managing Director, Beatrice Biodiesel, LLC appointed 1 March 2006)

Mr R Thomson (Chief Financial Officer, resigned 31 Dec 2005)

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the remuneration report section of the directors report on pages 2 to 8.

Key Management Personnel In AUD	CONSOLIDATED		COMPANY	
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	946,733	448,663	906,843	448,663
Post-employment benefits	16,864	16,019	16,864	16,019
Share based payment	496,298	188,855	465,593	188,855
	1,459,895	653,537	1,389,300	653,537

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Australian Ethanol Limited held directly, indirectly or beneficially, by each director and key management personnel, including their personally-related entities, is as follows:

	Held at 1 July 2005	Acquired	Received on exercise of options	Disposed	Held at 30 June 2006
Mr P Anderton	130,000	-	1,000,000	(80,000)	1,050,000
Mr D Lymburn	50,000	-	-	-	50,000
Mr R Payne	40,000	-	300,000	-	340,000
Dr M Douglas	-	-	-	-	-
Mr P Toyne	-	-	-	-	-
Mr R Pedulla	-	-	-	-	-
Mr D Blythe	-	1,500,000	-	-	1,500,000
Mr R Thomson (Resigned 31/12/05)	50,000			(50,000)	-

	Held at 1 July 2004	Acquired	Received on exercise of options	Disposed	Held at 30 June 2005
Mr P Anderton	130,000	-	-	-	130,000
Mr D Lymburn	50,000	-	-	-	50,000
Mr R Payne	40,000				40,000
Dr M Douglas					
Mr P Toyne					
Mr R Pedulla					
Mr R Thomson	-	50,000	-	-	50,000

Directors
The names of each person holding the position of director of the Company during the financial year are Messrs P W F Anderton, R A Payne, D A Lymburn, Dr M G Douglas and P Toyne.

Details of directors' remuneration are set out in the director's report.

Apart from the details disclosed in director's report, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

A financial guarantee supporting the Company to the value of $200,000 was put in place by Mr Anderton's related company, MacDuff Pty Ltd. This agreement has been terminated.

Converting Shares
Converting shares held by Mr P W F Anderton under option are:

Expiry date	Exercise event	Number of converting shares
31 December 2007	Financial Close First Ethanol Plant	84
31 December 2007	Financial Close Second Ethanol Plant	83
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the First Ethanol Plant	84
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the Second Ethanol Plant	83
31 December 2007	First Ethanol plant successfully completing an industry standard 96 hour performance test result	84
31 December 2007	Second Ethanol plant successfully completing an industry standard 96 hour performance test result	83
	Total Converting Shares	501

These converting shares were issued on 24 December 2004.

Options and rights over equity instruments

Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that were vested during the reporting period are as follows:

	Held at 1 July 2005	Number of options granted in this period	Exercised	Held at 30 June 2006	Number of Options vested at 30 June 2006	Expiry Date	Exercise Price $
Directors							
Mr P Anderton	1,000,000	-	(1,000,000)	-	-	-	-
		3,000,000		3,000,000	-	27/4/2011	* 1.00
Mr D Lymburn	200,000	-	-	200,000	200,000	30/6/2007	0.50
	-	600,000	-	600,000	-	27/4/2011	* 1.00
Mr R A Payne	500,000	-	(300,000)	200,000	200,000	30/6/2007	0.50
	-	600,000	-	600,000	-	27/4/2011	* 1.00
Dr M G Douglas	-	600,000	-	600,000	-	27/4/2011	* 1.00
Mr P Toyne	-	-	-	-	-	-	-
Executives							
Mr R Pedulla	-	615,000	-	615,000	-	1/9/2010	* 1.00
Mr D Blythe	-	990,000	-	990,000	-	1/12/2010	* 1.00
Mr R Thomson (resigned 31/12/05)	-	-	-	-	-	-	-

	Held at 1 July 2004	Number of options granted in this period	Exercised	Held at 30 June 2005	Number of Options vested at 30 June 2005	Expiry Date	Exercise Price $
Directors							
Mr P Anderton	1,200,000	-	(200,000)	1,000,000	1,000,000	31/12/2005	0.25
Mr D Lymburn	-	200,000	-	200,000	200,000	30/6/2007	0.50
Mr R A Payne	300,000	-	-	300,000	300,000	31/12/2005	0.25
	-	200,000	-	200,000	200,000	31/12/2005	0.50
Executives							
Mr R Thomson	-	-	-	-	-	-	-

* The exercise payment for the total number of options listed is a nominal $3.00. Exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts).

No options held by directors or key management personnel are vested but not exercisable.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.
All options expire on the earlier of their expiry date or termination of the individual's employment contract. In addition to a continuing employment contract, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Other key management personnel transactions
The terms and conditions of the transactions with directors and their director related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The value of the transactions during the year with directors and their director related entities were as follows:

			CONSOLIDATED		COMPANY	
			2006 $	2005 $	2006 $	2005 $
Key management personnel and their related parties	**Transaction**	**Note**				
Mr P Anderton	Technical services	i)	497,396	180,000	497,396	180,000
MR R Payne	Legal fees / advice	ii)	62,095	20,780	62,095	20,780
MR D Lymburn	Advice	iii)	30,000	-	30,000	-

(i) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid a performance fee on the successful completion of the sale of the US subsidiary, Big Island Grains LLC, to Babcock & Brown Environmental Investments Limited (BEI) for $8 million plus reimbursement of all costs in January 2006 in the amount of $140,000. MacDuff Pty Ltd was paid for the provision of technical and project management consulting fees in the amount of $175,000. Also, MacDuff Pty Ltd provided a financial guarantee and undertaking of support of up $200,000 for a fee of $10,000 per month. $30,000 was paid under the deed of undertaking.

During the period, TIC Management Inc, a United States entity associated with Mr Anderton, was paid for the provision of technical and project management consulting services, provision of personnel, legal support and construction services fees in the amount of $152,396 (approximately US$115,000).

(ii) During the period, Richard Payne and Associates an Australian entity associated with Mr Payne, was paid for the provision of legal services fees in the amount of $62,095.

(iii) During the period, Arran Pty Ltd, an Australian entity associated with Mr Lymburn, was paid for the provision of corporate and financial services fees in the amount of $30,000.

21. OPERATING LEASES

Non-cancellable operating lease rentals are payable as follows:

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Less than one year	42,413	32,605	42,413	32,605
Between one and five years	-	32,605	-	32,605
More than five years	-	-	-	-
	42,413	65,210	42,413	65,210

The consolidated entity leases property under a non-cancellable operating lease that expires on 30 June 2007. There is also a 3 year option extension available. During the year ended 30 June 2006, $52,153 (2005 $64,775) was expensed in respect of operating leases.

22. OTHER COMMITMENTS

Exploration tenement leases
In order to maintain current rights of tenure to exploration tenements, the consolidated entity is required to expend $1,254 on an annual basis, representing lease rental requirements of the Tasmanian Mines Departments.

Employee compensation commitments

Key management personnel
Commitments under non-cancellable employment contracts not provided for in the financial statements and payable:

	CONSOLIDATED 2006	CONSOLIDATED 2005	COMPANY 2006	COMPANY 2005
Within one year	16,250	-	16,250	-
One year or later and no later than five years	-	-	-	-
Later than five years	-	-	-	-
	16,250	-	16,250	-

23. SEGMENT REPORTING

Segment information is presented in respect of the consolidated entity's business and geographical segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Business segments
The consolidated entity operates in two business segments. The primary business segment is the development of fuel-ethanol projects for production and distribution.

The secondary business segment is the exploration, evaluation and development of minerals, and the sole project activity of this segment is the TasMag Project.

Australian Ethanol Limited
and its Controlled Entities
BALANCE SHEETS
AS AT 30 JUNE 2006

Geographical segment

The consolidated entity operates in two principal geographical areas, Australia and the United States of America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of assets.

Primary reporting / business segments

	Biofuels		Minerals		Other		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	8,374,548	-	-	-	615,560	75,641	8,990,108	75,641
Segment result	5,715,065	(3,607,051)	(900,000)	-	(361,741)	(532,504)	4,453,324	(4,139,555)
Income tax	(307,365)	-	-	-	-	-	(307,365)	-
Operating profit / (loss)	5,407,700	(3,607,051)	(900,000)		538,259	(532,504)	4,145,959	(4,139,555)
Segment assets	7,616,175	3,528,315	100,000	1,000,000	15,968,683	301,676	23,684,858	4,829,991
Segment liabilities	2,254,483	2,273,176	-	-	301,592	316,719	2,556,075	2,589,895
Capital expenditure	374,695	18,714	-	-	-	-	374,695	18,714
Impairment losses	-	-	900,002	-	-	-	900,002	-

	Australia		USA	
Geographical Segments	**2006**	**2005**	**2006**	**2005**
Revenue	5,065,559	75,641	3,924,549	-
Segment Assets	19,968,016	4,829,991	3,716,842	-
Cash flows from operating activities	2,575,862	(296,254)	3,333,560	-
Cash flows from investing activities	(540,080)	(1,197,350)	(961,058)	(1,820,252)
Cash flows from financing activities	11,169,548	1,595,926	-	-
Capital expenditure	326,757	18,714	47,938	-

24. FINANCIAL INSTRUMENTS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Consolidated 2006	Effective interest rate	Total	6 months of less	6-12 months	1-2 years	2-5 years	More than 5 years
Cash and cash equivalents	5.55	15,643,510	15,643,510	-	-	-	-
Security deposits	5.55	197,890	197,890	-	-	-	-
Finance lease liabilities	8.19	31,800	-	-	-	31,800	-
Total		15,873,200	15,841,400	-	-	31,800	-

	Weighted average interest rate	Floating interest rate $	Fixed interest maturing in less than 1 year $	Interest bearing $	Non-interest bearing $	Total $
2005						
Financial Assets						
Cash	3.55%	65,678	-	-	-	65,678
Receivables	-	-	-	-	55,188	55,188
						120,866
Financial Liabilities						
Payables	-	-	-	-	115,636	115,636
Employee benefits	-	-	-	-	18,682	18,682
Non-current liabilities	8.0%	-	-	1,500,000	905,577	2,405,577
Deferred income	-	-	-	-	50,000	50,000
						2,589,895

The carrying amounts of financial assets and liabilities approximate net fair value.

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

		Consolidated						Company					
	Note	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
			1 July 2004			30 June 2005			1 July 2004			30 June 2005	
Assets													
Cash and cash equivalents		1,783,608		1,783,608	65,678		65,678	1,769,795		1,769,795	36,336		36,336
Trade and other receivables		205,888		205,888	55,188		55,188	33,952		33,952	54,470		54,470
Total current assets		1,989,496		1,989,496	120,866		120,866	1,803,747		1,803,747	90,806		90,806
Receivables		-		-	-		-	1,387,658		1,387,658	999,998		999,998
Other financial assets		-		-	-		-	3,502,253		3,502,253	1,716,843		1,716,843
Plant and equipment		67,112		67,112	65,810		65,810	67,112		67,112	65,810		65,810
Security deposit		115,000		115,000	115,000		115,000	115,000		115,000	115,000		115,000
Intangibles		4,126,478		4,126,478	3,528,315		3,528,315	-		-	-		-
Exploration and evaluation expenditure		1,000,000		1,000,000	1,000,000		1,000,000	-		-	-		-
Total non-current assets		5,308,590		5,308,590	4,709,125		4,709,125	5,072,023		5,072,023	2,897,651		2,897,651
Total assets		7,298,086		7,298,086	4,829,991		4,829,991	6,875,770		6,875,770	2,988,457		2,988,457

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS(continued)

		Consolidated						Company					
		Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
	Note		1 July 2004			30 June 2005			1 July 2004			30 June 2005	
Liabilities													
Trade and other payables		168,770		168,770	115,636		115,636	168,770		168,770	113,571		113,571
Provisions		16,962		16,962	18,682		18,682	16,962		16,962	18,682		18,682
Non interest bearing liabilities		50,000		50,000	50,000		50,000	50,000		50,000	50,000		50,000
Total current liabilities		235,732		235,732	184,318		184,318	235,732		235,732	182,253		182,253
Interest bearing liabilities		1,529,918		1,529,918	1,634,466		1,634,466	1,529,918		1,529,918	1,634,466		1,634,466
Non interest bearing liabilities		422,060		422,060	771,111		771,111	-		-	-		-
Total non-current liabilities		1,951,978		1,951,978	2,405,577		2,405,577	1,529,918		1,529,918	1,634,466		1,634,466
Total liabilities		2,187,710		2,187,710	2,589,895		2,589,895	1,765,650		1,765,650	1,816,719		1,816,719
Net assets		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738
Equity													
Contributed equity		34,854,235		34,854,235	7,501,110		7,501,110	34,854,235		34,854,235	7,501,110		7,501,110
Reserves	*(b)*					22,400	22,400					22,400	22,400
Accumulated losses	*(b)*	(29,743,859)		(29,743,859)	(5,261,014)	(22,400)	(5,283,414)	(29,744,115)		(29,744,115)	(6,329,372)	(22,400)	(6,351,772)
Total equity		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of profit for 2005

		Consolidated			Company		
	Note	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs
Revenue		50,000	-	50,000	50,000	-	50,000
Ethanol project development expenses		(3,607,051)	-	(3,607,051)	-	-	-
General and administrative expenses		(478,125)	-	(478,125)	142,381	-	142,381
Share based compensation	*(b)*	-	(22,400)	(22,400)	-	(22,400)	(22,400)
Impairment of investments		-	-	-	(1,786,799)	-	(1,786,799)
Impairment of loans to controlled entities		-	-	-	(3,507,330)	-	(3,507,330)
Profit / (loss) before financing costs		**(4,035,176)**	**(22,400)**	**(4,057,576)**	**(5,101,748)**	**(22,400)**	**(5,124,148)**
Financial income		25,641	-	25,641	24,111	-	24,111
Financial expenses		(107,620)	-	(107,620)	(107,620)	-	(107,620)
Net financing (costs) / income		(81,979)	-	(81,979)	(83,509)	-	(83,509)
Profit / (loss) before tax		**(4,117,155)**	**(22,400)**	**(4,139,555)**	**(5,185,257)**	**(22,400)**	**(5,207,657)**
Income tax expense		-	-	-	-	-	-
Profit / (loss) for the year attributable to members of the parent		**(4,117,155)**	**(22,400)**	**(4,139,555)**	**(5,185,257)**	**(22,400)**	**(5,207,657)**
Basic earnings per share from continuous operations (cents)		(15.1)		(15.2)			

Explanation of transition to AIFRSs

As stated in significant accounting policies note 1(a), these are the consolidated entity's first consolidated financial statements prepared in accordance with AIFRSs.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the financial year ended 30 June 2006, the comparative information presented in these financial statements for the financial year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the above tables and the notes that accompany the tables.

Notes to the reconciliation of equity
(a) The impact on deferred tax of the adjustments described below is set out in note 26.

(b) The consolidated entity applied AASB 2 to its active share-based payment arrangements at 1 July 2005 except for equity-settled share-based payment arrangements granted before 7 November 2002. The consolidated entity has granted equity-settled share-based payments during the 2005 and 2006 financial years.

Under previous GAAP, the consolidated entity did not account for equity settled share based payments and share appreciation rights were accounted for at intrinsic value taking into account the expired vesting period at each reporting date. Such payments are now recognised at fair value in accordance with AASB 2.

The effect in the consolidated entity of accounting for share options at fair value is to increase Administrative expenses by $22,400 for the financial year ended 30 June 2005.

26. UNRECOGNISED DEFERRED TAX ASSETS AND LIABILITIES

	Consolidated				Company			
	Balance 1 July 04	Recognised in income	Recognised in equity	Balance 30 June 05	Balance 1 July 04	Recognised in income	Recognised in equity	Balance 30 June 05
Property, plant and equipment	409	45	-	454	409	45	-	454
Provision for investment	-	-	-	-	1,137,202	536,039	-	1,673,241
Provision for loan	-	-	-	-	4,449,158	1,052,616	-	5,501,774
Tax value of loss carried forward	7,827,673	1,257,728	-	9,085,401	4,094,030	(10,354)	-	4,083,676
Employee entitlements	5,089	516	-	5,605	5,089	516	-	5,605
Accruals	4,888	(23)	-	4,865	4,888	(23)	-	4,865
Other items	76,012	(3,669)	(292)	72,051	76,012	(3,669)	(292)	72,051
Unrecognised deferred tax assets	(7,914,071)	(1,254,597)	292	(9,168,376)	(9,766,788)	(1,575,170)	292	(11,341,666)
	-	-	-	-	-	-	-	-

	Consolidated				Company			
	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06
Property, plant and equipment	454	(170)	-	284	454	(170)	-	284
Provision for investment	-	-	-	-	1,673,241	-	-	1,673,241
Provision for loan	-	270,000	-	270,000	5,501,774	270,000	-	5,771,774
Tax value of loss carried forward	9,085,401	(1,489,908)	-	7,595,493	4,083,676	(1,012,412)	-	3,071,264
Employee entitlements	5,605	8,690	-	14,295	5,605	8,690	-	14,295
Accruals	4,865	818	-	5,683	4,865	818	-	5,683
Other items	72,051	(3,670)	78,391	146,772	72,051	(3,670)	78,391	146,772
Unrecognised deferred tax assets	(9,168,376)	1,214,240	(78,391)	(8,032,527)	(11,341,666)	736,744	(78,391)	(10,683,313)
	-	-	-	-	-	-	-	-

27. CHANGES IN ACCOUNTING POLICY

In the current financial year the Group adopted AASB 132: Financial Instruments: Disclosure & Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has not resulted in any material adjustments at 1 July 2005.

28. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the Company has:

- On 3 July 2006, the Company, on behalf of US Canadian Biofuels Inc, issued 1,500,000 ordinary fully paid shares to Monte Cristo Development Company LLC in consideration for the second tranche payment under the Beatrice Biodiesel LLC Unit Purchase Agreement.
- On 3 July 2006, the Company, issued 800,000 ordinary fully paid shares to Multiplex Engineering Pty Ltd in consideration for the buy back of Australian ethanol plant construction rights agreed as a result of the acquisition of Australian Biofuels Pty Ltd in April 2004 from Multiplex Limited.
- On 6 July 2006, the Company appointed Ms Carla O Andres to the position of CEO of the wholly owned United States subsidiary, US Canadian Biofuels Inc, a Delaware Corporation.
- In August 2006, the wholly owned subsidiary, Swan Hill Ethanol Pty Ltd, an Australian limited liability company commenced construction of the Swan Hill Ethanol Project.
- In August 2006, the board resolved to form the following subcommittees to the main board with non-executive chairperson and a majority non-executive membership
  - * Audit Committee
  - * Remuneration Committee
  - * Risk Committee
  - * Sustainability Committee
- On 23 August 2006, the Company confirmed the funding plan for the Beatrice Biodiesel Project in Nebraska, USA and the four-stage funding plan for the Swan Hill Ethanol Project in Victoria, Australia.
- In August 2006, the Company announced a placement to sophisticated Investors to raise A$31.2 million and a Share Purchase Plan to all shareholders to support the Swan Hill Ethanol Project four stage funding plan.
- In September 2006, the wholly owned subsidiary, Beatrice Biodiesel LLC, a Nebraska limited liability company commenced construction of the Beatrice Biodiesel Project.
- In September 2006, the Company announced termination of the Amaranth LLC exclusive agreement to put in place a convertible note funding facility for the Beatrice Biodiesel Project.
- In late September 2006, the Company announced the intention to restructure the funding package for the Swan Hill Ethanol Project. The resolution relating to the share placement to sophisticated investors was withdrawn at the Shareholder General Meeting held on 29 September 2006.

Directors' declaration

1. In the opinion of the directors of Australian Ethanol Limited ('the Company'):

   (a)The financial statements and notes as set out on pages 18 to 57 and the remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the Directors' report. As set out on pages 2 to 8, are in accordance with the Corporations Act 2001, including:

   (i) Giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

   (ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b)The remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

   (c) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the controlled entities identified in Note 7 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3. The directors have been given the declarations by the chief executive officer and financial controller for the financial year ended 30 June 2006 pursuant to Section 295A of the Corporations Act 2001.

Dated at............................Perth...............29th...day of...September...2006.

Signed in accordance with a resolution of the directors:

P W F ANDERTON
Chairman

KPMG

Independent audit report to members of Australian Ethanol Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, statements of changes in equity, balance sheets, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Australian Ethanol Limited (the "Company") and Australian Ethanol Limited and its Controlled Entities (the "Consolidated Entity") for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" in sections 4.1 and 4.2 of the directors' report and not in the financial report.

The Remuneration report also contains information not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

KPMG

Audit opinion

In our opinion:

(1) the financial report of Australian Ethanol Limited is in accordance with:

a) the *Corporations Act 2001*, including:

i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

B C FULLARTON
Partner

Perth
29 September 2006

AUSTRALIAN ETHANOL LIMITED

ABN 83 061 375 442

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY STATEMENT

For an Annual General Meeting to be held on Monday, 27 November 2006 (at 10am Eastern Standard Time) at Level 9, Como Office Tower, 644 Chapel Street South Yarra, Victoria

This is an important document. Please read it carefully.

If you are unable to attend the Annual General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The Annual General Meeting of Australian Ethanol Limited will be held at:

Level 9
Como Office Tower
644 Chapel Street
South Yarra, Victoria

Commencing
10am (Eastern Standard Time)
on Monday, 27 November 2006

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10am (Eastern Standard Time), Monday 27 November 2006.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this Notice of Annual General Meeting as soon as possible and either:

- send the proxy by facsimile to the Company on facsimile number (08) 9322 1007 (International:
  + 61 8 9322 1007); or

- deliver in person to Suite 4, First Floor, 11 Ventnor Avenue, West Perth, Western Australia, 6005 or by post to PO Box 1792, West Perth, Western Australia 6872

so that it is received not later than 2pm (Eastern Standard Time) or 12 noon (Western Standard Time) 23 November 2006.

Your proxy form is enclosed.

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Australian Ethanol Limited ("**AAE**" or "**Company**") will be held at Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria on Monday, 27 November 2006 at 10am (EST).

AGENDA

GENERAL BUSINESS

Annual Accounts

To receive, consider and adopt the financial reports of the Company for the year ended 30 June 2006 and the reports by the Directors and Auditor.

Resolution 1 – Adoption of Remuneration Report

To consider and, if thought fit, to pass, with or without amendment, the following in accordance with section 250R(2) of the Corporations Act:

> *"That the Remuneration Report in the 2006 Annual Report of the Company be adopted."*

Short Explanation: The Remuneration Report is in the Directors Report section of the Company's Annual Report. Listed companies are required to put the Remuneration Report to the vote for adoption at the Company's Annual General Meeting. The resolution will be determined as an ordinary resolution but is advisory only and does not bind the Directors or the Company.

Resolution 2 – Election of Mr Philip Toyne as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

> *"That, Mr Philip Toyne who was appointed during the year and retires in accordance with rule 7.3 of the Constitution of the Company, and being eligible offers himself for election, is hereby elected as a director of the Company."*

Short Explanation: Mr Philip Toyne was appointed a director of the Company on 15 May 2006 and is presented for election in accordance with the casual vacancy provisions of the Company's Constitution.

Resolution 3 – Election of Dr Michael Douglas as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

> *"That, Dr Michael Douglas who was appointed during the year and retires in accordance with rule 7.3 of the Constitution of the Company, and being eligible offers himself for election, is hereby elected as a director of the Company."*

Short Explanation: Dr Michael Douglas was appointed a director of the Company on 31 October 2005 and is presented for election in accordance with the casual vacancy provisions of the Company's Constitution.

Resolution 4 – Re-election of Mr Peter Anderton as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

> *"That Mr Peter Anderton being a Director of the Company, retires by rotation in accordance with rule 7.3 of the Constitution of the Company and being eligible and offering himself for re-election, is hereby re-elected as a Director of the Company."*

Short Explanation: The Constitution requires that at the Annual General Meeting, one-third of the Directors for the time being shall retire from office. A retiring Director is eligible for re-election. Mr Peter Anderton has been a Director of the Company since 8 January 2001. Mr Peter Anderton is presented for re-election in accordance with the rotation requirements of the Company's Constitution.

SPECIAL BUSINESS

Resolution 5 – Ratification of Issue of Shares to Multiplex Engineering Pty Ltd

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

> *"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approves and ratifies the issue of 800,000 ordinary fully paid shares in the capital of the Company on or about 3 July 2006 to Multiplex Engineering Pty Ltd and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: ASX Listing Rule 7.1 allows the Company to issue up to 15% of its ordinary share capital in any 12 month rolling period without shareholder approval. By obtaining ratification of shareholders under ASX Listing Rule 7.4 to the issue of shares to

Multiplex Engineering Pty Ltd, the Company will obtain relevant approval for the purposes of ASX Listing Rule 7.1 and thereby refresh the Company's capacity to make future issues of securities up to the 15% threshold.

The Company will disregard any votes cast on Resolution 5 by Multiplex Engineering Pty Ltd and any of its associates. However, the Company will not disregard a vote cast on Resolution 5:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD



Peter Anderton
Chairman and CEO

Dated: 24 October 2006

NOTES:

1. A shareholder of the Company who is entitled to attend and cast two or more votes at a general meeting of shareholders is entitled to appoint two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. In accordance with regulation 7.11.37 of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The date is 10am (EST) or 12 noon (WST) on 23 November 2006.

4. A proxy form is attached. If required it should be completed, signed and returned to the Company's registered office in accordance with the instructions on that form.

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

EXPLANATORY STATEMENT

This Explanatory Statement is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the Notice.

The Directors recommend that Shareholders read this Explanatory Statement in full before making any decision in relation to the Resolutions. The meanings of certain terms used in this Explanatory Statement are set out in the Glossary contained in this Explanatory Statement.

1. RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

The Remuneration Report is in the Directors Report section of the Company's Annual Report.

By way of summary, the Remuneration Report:

(a) explains the Company's remuneration policy and the process for determining the remuneration of its directors and executive officers;

(b) addresses the relationship between the Company's remuneration policy and the Company's performance; and

(c) sets out remuneration details for each Director and each of the Company's executives named in the Remuneration Report for the financial year ended 30 June 2006.

The Directors recommend that Shareholders vote in favour of Resolution 1.

Section 250R(2) of the Corporations Act requires companies to put a resolution to their members that the Remuneration Report be adopted. The vote on this resolution is advisory only and does not bind the Board or the Company.

The Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments on the Remuneration Report.

2. RESOLUTIONS 2 AND 3 – ELECTION OF MR PHILLIP TOYNE AND DR MICHAEL DOUGLAS AS DIRECTORS

Mr Philip Toyne and Dr Michael Douglas were each appointed as Directors of the Company during the year under rule 7.2 of the Constitution of the Company to fill casual vacancies on the Board.

By rule 7.3 of the Company's Constitution a Director appointed as a casual vacancy holds office until the next Annual General Meeting and is then eligible for election.

Both Mr Philip Toyne and Dr Michael Douglas offer themselves for election by Resolutions 2 and 3 respectively.

Details of the qualifications and experience of Mr Philip Toyne and Dr Michael Douglas are set out in the 2006 Annual Report for the Company.

3. RESOLUTION 4 - RE-ELECTION OF PETER ANDERTON AS A DIRECTOR

By rule 7.3 of the Company's Constitution, one third of the current Directors (not including any Director appointed as the managing director and any Directors appointed as casual vacancies) must retire from office by rotation at each Annual General Meeting.

In accordance with rule 7.3, Mr Peter Anderton is presented for re-election by Resolution 4. Mr Peter Anderton has been a Director since 8 January 2001.

Details of the qualifications and experience of Mr Peter Anderton are set out in the 2006 Annual Report for the Company.

4. RESOLUTION 5 - RATIFICATION OF SHARES ISSUED TO MULTIPLEX ENGINEERING PTY LTD

Resolution 5 seeks Shareholder approval to ratify the issue to Multiplex Engineering Pty Ltd of 800,000 Shares in consideration of the Company being released from the exclusive construction and management rights it granted to Multiplex Constructions under the Australian Biofuels Acquisition Agreement between the Company, Australian Biofuels and Multiplex Constructions dated 18 September 2003.

In September 2003 Multiplex Constructions, Australian Biofuels and the Company entered into the Australian Biofuels Acquisition Agreement whereby the Company purchased all of the issued shares of Australian Biofuels.

Under the terms of the Australian Biofuels Acquisition Agreement, Australian Biofuels and the Company granted Multiplex Constructions (or its nominee) the exclusive right to manage and construct any ethanol projects undertaken by the Company.

On or about 3 July 2006, 800,000 Shares were issued to Multiplex Engineering Pty Ltd as the nominee of Multiplex Constructions in consideration of Multiplex Constructions releasing the Company from its obligations under the Australian Biofuels Acquisition Agreement.

Under ASX Listing Rule 7.1 the Company is permitted to issue up to 15% of its securities within a 12 month period without the requirement to obtain shareholder approval. Whilst Shareholder approval for the issue of the Shares was not required at the time of the issue, the effect of the issue is to reduce the Company's capacity to issue additional securities in the future without Shareholder approval.

ASX Listing Rule 7.4 allows an issue made by the Company without Shareholder approval under ASX Listing Rule 7.1 to be treated as having been made with approval

for the purposes of ASX Listing Rule 7.1 if it is subsequently approved by Shareholders and did not breach ASX Listing Rule 7.1 at the time of issue.

The Company wishes to seek Shareholder approval for the purposes of ASX Listing Rules 7.1 and 7.4 by ratification in order to renew the Company's capacity to issue up to 15% of the securities of the Company on issue in a 12 month period. The Company is requesting Shareholders to ratify the issue of 800,000 Shares in the capital of the Company.

For the purposes of ASX Listing Rule 7.5, the following information is provided to Shareholders:

(a) The number of Shares issued was 800,000 Shares.

(b) The Shares were issued in consideration of Multiplex Constructions releasing the Company from its obligation to grant Multiplex Constructions (or its nominee) exclusive rights to manage and construct any ethanol projects undertaken by the Company in accordance with the terms of the Australian Biofuels Acquisition Agreement. The Shares issued to Multiplex Engineering Pty Ltd had a deemed issue price of 62.5 cents per Share.

(c) The Shares issued were fully paid ordinary shares in the Company and rank equally with the Company's existing issued Shares.

(d) The allottee of the Shares was Multiplex Engineering Pty Ltd. Multiplex Engineering Pty Ltd is not a related party of the Company.

(e) No funds were raised by the issue of the Shares.

AUSTRALIAN ETHANOL LIMITED

ABN 83 061 375 442

GLOSSARY

In the Notice and this Explanatory Statement the following expressions have the following meanings:

"**Annual General Meeting**" or "**Meeting**" means the Meeting convened by this Notice.

"**Australian Biofuels Acquisition Agreement**" means the share sale and subscription agreement dated 18 September 2003 between the Company, Multiplex Constructions and Australian Biofuels.

"**ASX**" means the Australian Stock Exchange Limited.

"**ASX Listing Rules**" or "**Listing Rules**" means the listing rules of the ASX.

"**Australian Biofuels**" means Australian Biofuels Pty Ltd (ABN 11 090 386 548).

"**Board**" means the board of Directors.

"**Chairman**" means the chairman of the Company.

"**Company**" or "**AAE**" means Australian Ethanol Limited (ABN 83 061 375 442).

"**Constitution**" means the constitution of the Company.

"**Corporations Act**" means the Corporations Act 2001.

"**Directors**" means the directors of the Company.

"**EST**" means Eastern Standard Time, Melbourne, Victoria.

"**Explanatory Statement**" means this Explanatory Statement.

"**Multiplex Constructions**" means Multiplex Constructions Pty Ltd (ABN 96 008 687 063).

"**Notice**" means the notice of general meeting which accompanies this Explanatory Statement.

"**Resolution**" means a resolution referred to in the Notice.

"**Share**" means a fully paid ordinary share in the capital of the Company.

"**Shareholders**" means a registered holder of Shares in the Company.

"**WST**" means Western Standard Time, Perth, Western Australia.

PROXY FORM

APPOINTMENT OF PROXY
AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

ANNUAL GENERAL MEETING

I/We ______________________________

being a Member of Australian Ethanol Limited entitled to attend and vote at the Annual General Meeting, hereby

Appoint ______________________________

Name of Proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria on Monday, 27 November 2006 at 10am (EST) and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Election of Mr Philip Toyne as a Director	☐	☐	☐
Resolution 3	Election of Dr Michael Douglas as a Director	☐	☐	☐
Resolution 4	Re- Election of Mr Peter Anderton as a Director	☐	☐	☐
Resolution 5	Ratification of Issue of Shares to Multiplex Engineering Pty Ltd	☐	☐	☐

If the chair of the meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that the votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest. The Chair intends to vote any such undirected proxies in favour of all resolutions. If you do not mark this box, and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on resolution. ☐

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your Shares are not to be counted in computing the required majority on a poll.
If two proxies are being appointed, the proportion of voting rights this proxy represents is __________%

Please return this Proxy Form to the Company Secretary, Australian Ethanol Limited, Suite 4, First Floor, 11 Ventnor Avenue, West Perth, Western Australia or by post to PO Box 1792, West Perth, Western Australia 6872 or by fax to (08) 9322 1007 by 2pm (EST) or 12 noon (WST) on 23 November 2006.

Signed this day of 2006

By:

Individuals and Joint holders	**Companies (affix common seal if appropriate)**
Signature	**Director**
Signature	**Director/Secretary**
Signature	**Sole Director and Sole Secretary**

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

Instructions for Completing 'Appointment of Proxy' Form

1. In accordance with section 249L a shareholder of the Company who is entitled to attend and cast two or more votes at an annual general meeting of shareholders is entitled to appoint two proxies. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting.

5. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. In accordance with section 250BA of the Corporations Act, the Company specified the following for the purposes of receipt of proxy appointments:

Registered Office:	Suite 4, Level 1 11 Ventnor Avenue West Perth, Western Australia, 6005
Fax Number:	+61 8 9322 1007
Postal Address:	PO Box 1792 West Perth, Western Australia, 6872

AUSTRALIAN ETHANOL LIMITED

QUARTERLY REPORT TO SHAREHOLDERS

For the period I July 2006 to 30 September 2006

HIGHLIGHTS

- Commenced construction of the Beatrice Biodiesel Project in Nebraska, United States and the Swan Hill Ethanol Project in Victoria, Australia.
- Received credit committee approval of the senior debt facility of US$28 million plus the US$5 million working capital facility from Agstar Financial Services.
- Received commitment of US$2 million for the tax increment finance package from the First National Bank of Beatrice to support the senior debt facility for the Beatrice Biodiesel Project.
- Received approval and completed funding documentation for a US$30 million by way of a convertible note for the sub debt package for the Beatrice Biodiesel Project from Amaranth LLC. Facility was not taken up following Amaranth announcing substantial losses and the fund being liquidated.
- Advanced the replacement sub debt funding facility to replace the Amaranth sub debt package for the Beatrice Biodiesel Project. The replacement facility is on target to be put in place to meet the Beatrice Biodiesel Project program.
- Appointed Wayne Turner to the position of Chief Executive Officer of Australian Biofuels Pty Ltd.
- Advanced the detailed engineering design provided by Schneider Engineering for the Beatrice Biodiesel Project located in Beatrice, Nebraska, USA. Detailed Engineering is 60% complete as at mid October 2006.
- Over US$20 million is committed to the Beatrice Biodiesel Project. Project remains on schedule and on budget.
- Advanced the detailed engineering design for the Swan Hill Ethanol Project in Victoria, Australia provide by Praj Industries Limited, Pune India and Process Design Fabrication (PDF), Melbourne, Australia. Detailed design of Praj is overall about 70% and PDF overall about 25% complete as at mid October 2006.
- The Group is currently finalizing a US$25 million equity line facility with Cornell Partners, LP.
- The group held a workshop in Perth, Australia during the quarter which endorsed corporate strategy and biofuels business plan.
- Initiated the environmental and statutory development licensing process for three ethanol project development sites in New South Wales, Australia and two in Western Australia.
- Advanced discussions and documentation in regards to the acquisition of ethanol project development assets in South East Queensland, Australia.
- Meeting of Shareholders held 29 September 2006. The resolution to consider the placement of shares to raise up to A$31.2 was withdrawn as a result of the Amaranth LLC announcement of substantial losses and subsequent liquidation of the fund.

1.0 BIOFUELS STRATEGY

The immediate AAE strategy is the development of a successful biodiesel business in the United States and its ethanol business in Australia. During the quarter, the Company commenced construction of the Beatrice Biodiesel Project in Nebraska, United States and the Swan Hill Ethanol Project in Victoria, Australia.



The Company is focused on grain based fuel opportunities concentrating in the United States, Australia and potentially the South East Asian region. Grain based agri energy opportunities, by definition, require crops to underpin the activity and hence the group maintains a very strong agricultural focus.

In the United States, the annual production of around 12.5 billion bushels (2005) of corn (300 million tonnes) underpins the fuel ethanol industry in that country. Similarly, the future biodiesel industry in the United States will be underpinned by the soy crop with an annual production of around 3.5 billion bushels (80 million tonnes).

Australia is an agricultural continent and has the potential to supply a variety of grain feedstock to the biofuels industry. In AAE's opinion, the grains that will ultimately provide this capacity will come from many sources within Australia and this country is accordingly well positioned to support a significant grain based energy industry.

The financing plan in the United States is underpinned by the ability to put in place substantial debt funding where bankable biofuel offtake contracts can be put in place.

AAE continues to consider development opportunities in operating wet milling and ethanol facilities in the United States but only on the basis where asset acquisition is competitively priced and AAE can offer unique competitive advantages to enable the structure to be differentiated from the conventional deals being shopped in the market.

The ethanol industry in the United States is a mature enterprise with production facilities supply and offtake contracts, logistics and service industry support well developed. Ethanol now makes nearly 4% of the total gasoline pool in the United States. The industry is undergoing rapid expansion and very strong pricing and investment returns. The US President's target figure of 5% for the total gasoline pool will be met by 2010 and probably exceeded beyond the 2008 Presidential elections. This is supported by an equivalent US$0.52 per gallon subsidiary of ethanol against traditional fossil fuels.

The US biodiesel market offers significant growth potential going forward. By comparison to ethanol, biodiesel in the United States is less mature and the industry has experienced a difficult decade. This is due mainly to failure by a number of local producers to meet the ever tightening product specification quality in the United States. The product specification for biodisel is continually tightening as the industry is better understood and technical and logistical issues are addressed to ensure the diesel blends meet strict requirements for the high class, high cost diesel engines. A number of the existing first generation biodiesel manufacturing technologies have experienced difficulty in producing consistent product to federal specification. This has been highlighted in

Minnesota on a number of occasions where the 2% mandate has been temporarily relaxed in order to alleviate quality and climatic supply difficulties.

Through improvements in technology and improved attention to the major fuel distributors requirements the opportunity in this sector are enormous. As a result, it is most likely that a significant off specification market for biodiesel will eventually be promoted and developed. Through the proven and high quality Axens, second generation production process and marketing contracts with the nations largest distributor and retailer of transport diesel CHS Inc, AAE is targeting the high end, high quality retail price which is supported by strong federal subsidies. The subsidiary for 100% biodiesel (B100) is US$1.00 per gallon.

Integration of biodiesel and ethanol production facilities to a green/green operation eliminating the long term consumption of fossil fuel in the production process is the longer term target of the Company.

The AAE strategy in the Australian industry is counter cyclical to the USA. The Australian biodiesel production capacity has shown significant growth following the US and European first generation production route. AAE believes similar issues will develop in the Australian market as have been experienced in the US and to a lesser degree in Europe. AAE intends to enter the Australian biodiesel market in time, but only once technology, government legislation and feedstock issues are better understood and addressed. At this stage, the Company maintains a watching brief over the Australian biodiesel industry. The AAE green/green solution is driving this incentive and the group will progress with the licensing for environmental and development approvals of biodiesel production sites adjacent to the AAE target ethanol facilities in Australia.

Opportunities for the AAE group as the first mover in the new generation fuel ethanol business are enormous. AAE's major investors have endorsed the group's commitment to develop the first fuel ethanol facility to be constructed in Australia for over fifteen years. The Company is positioned to lead the country into the fuel ethanol industry in an effort to catch up with the massive progress made by groups in other parts of the globe.

Australia is a significant producer and exporter of grain. Technology and pricing structures, together with advances in feed lotting and dairy, can be integrated into a robust and sustainable renewable fuels business.

The issue in Australia is that the country currently has no major agricultural crop which will underpin the ethanol industry going forward. Corn, sorghum, wheat and barley are all possible inputs to a major biofuels industry in the future, but at this stage the industry structure remains untested and untried on the supply side. Over time, with experience and expertise the ethanol industry is expected to mature and develop. Grain technology and local research will inevitably result in cropping cycle modification which supports a major agri energy business. Domestic sale and consumption of grain is considered far more consistent and reflects better long term profits and stability than the current international trends which forces Australian producers to compete against the global peasant farmers and the developed country agricultural subsidies.

An exciting investment opportunity for export of ethanol exists in the North of Australia in areas which are currently not heavily farmed, not affected by drought and can guarantee long term water supply on fertile land. The north however offers other challenges.

The Company has committed resources to research the opportunity as a long term prospect. Initial study outcomes are encouraging.

The Company has consciously stepped aside from investment and opportunities in biofuels from sugar cane, sugar beet and sugar by-products globally and in Australia. At this stage, investment opportunity for the Company in the South American, South East Asian, Australian and other global regions in sugar products is not considered a priority. However, the industry remains on continual monitor for potential corporate opportunity. In this respect, the Company is undertaking a study in the Kimberley and Pilbara regions of North West Australia of a world class agri energy opportunity which in part considers the merits of sugar cane and sugar beet.

AAE actively monitors global biofuels technology, legislation, commercial and industry trends and adapts the group's strategies to maximise opportunities for shareholders. AAE continues to identify, and be offered, opportunities both within Australia, the United States and internationally.

The global alternative energy industry early this year attracted strong capital market interest and experienced significant investment triggered by expanded global environmental commitments, shortage of refining capacity, international energy security concerns and issues relating to increasing world oil prices. The global investment sentiment has shown a softening in the quarter due to the tapering off of the international oil price and softening of the energy investment market

2.0 ETHANOL ACTIVITY FOR THE QUARTER

The primary ethanol focus for the Company is the Swan Hill Ethanol Project in Victoria, Australia. During the quarter, the wholly owned subsidiary Swan Hill Ethanol Pty Ltd (SHEP) completed the following;



- Commenced the construction at the Woorinen South site of the Swan Hill Ethanol Project.
- Advanced the detailed engineering design package by Praj Industries Ltd of Pune, India. Detailed Engineering is scheduled for completion in January 2007. As at mid October the Praj detailed design package was around 70% complete.
- Completed the design overview of the Swan Hill Ethanol Project by C J Schneider Engineering of Omaha, Nebraska. Overview report included a site visit by Mr Chuck Schneider, Principal of C J Schneider Engineering in August 2006.
- Appointed Process Design Fabrication (PDF) of Melbourne, Australia as in-country design engineers to the Swan Hill Ethanol Project.

- Sourced and arranged the procurement for a range of long lead and process equipment items
- Commenced in-country detailed design of the non process plant areas and the earthworks, civil, structural and electrical with PDF. As at mid October design was around 25% complete



- Provided extensive information to support the application to federal, state and local government for an industry and infrastructure support package.
- Completed the site establishment for project and construction engineering staff.

During the quarter the progress on the Swan Hill Ethanol Project experienced a six week delay in committing orders and contracts for the development. Delays were due to the group requirement to source and complete the refinancing of the Amaranth LLC convertible note for the Beatrice Biodiesel Project in the United States, which resulted in the Company withdrawing the shareholder resolution to raise up to A$31.2 million at the Shareholder Meeting on 29 September 2006 and return the funds committed by the placement to sophisticated and institutional shareholders. The delay is not expected to affect the overall construction programme and start up of the Swan Hill Ethanol Project is scheduled for the end of 2007.

The Company still awaits the outcome of the application for the federal, state and local government for an industry and infrastructure support package. An outcome of the application was expected by early August 2006. The Company took the decision to commence construction without a confirmed formal approval of the infrastructure funding package despite advice that commencement of the actual site works may jeopardize the successful outcome of the infrastructure funding application. The Company resolved that any further construction delay could not be tolerated while awaiting the outcome of a government decision.

In October 2006, the Company appointed Mr Wayne Turner to the position of CEO, Australian Biofuels Pty Ltd (ABF), the wholly owned subsidiary of AAE which holds and is developing Biofuels assets in Australia. Mr Turner is a qualified chemist and starch industry technologist with 20 years experience in senior positions with George Weston Foods in Australia and more recently as General Manager of Select Harvests Limited in the almond planting, growing, harvesting and processing operations at Robinvale and Thomastown in Victoria, Australia.

ABF progressed development opportunities for further ethanol production capacity in Australia. Land option agreements are now in place at three potential sites in New South Wales. The sites are located near Condobolin, Coleambally and Oaklands and represent a future project pipeline, once Swan Hill is developed. Environmental Resource Management Australia (ERM) commenced the preparation of the environmental impact documentation and licence applications for the three New South Wales projects. Initial kick off meetings with stakeholders were conducted at all sites in July 2006. Public consultation meetings were held at all sites in October 2006. It is planned to have the sites licensed for development in early 2007.

Development work continued on the two sites under consideration in regional Western Australia. ABF continued negotiation and preparation of documentation on an offer to the owners of an ethanol development opportunity in South Eastern Queensland.

AAE has completed an updated review and assessment of a number of operating ethanol opportunities in the United States. Assessment has revealed a significant increase in the ethanol capital pricing structure in the United States over the past six to twelve months. Current mainstream acquisition opportunities are considered overvalued and not a suitable strategy for the Company to pursue.

ABF advanced discussion and negotiations for the acquisition of an agricultural services company in regional Australia. Announcement of full details and completion of the acquisition is planned by the end of the year.

In the United States, the Company completed the initial process design package for a 55Mgply (210Mlpy) capacity fuel ethanol production facility at Beatrice, Nebraska using a combination of Praj Industries Limited of Pune, India and C J Schneider Engineering of Omaha, Nebraska. The facility is planned on a 90 acre site acquired by the group adjacent to the Beatrice Biodiesel Project being developed by Beatrice Biodiesel LLC. It is planned that the ethanol and biodiesel facilities will form an integrated agri energy complex in central Nebraska.

The key environmental development application documentation was submitted to the State of Nebraska in October 2006. Approval is planned for early in 2007.

The Beatrice Ethanol Project development programme is scheduled to follow the construction of the Beatrice Biodiesel Project with ethanol production proposed for the summer of 2008.



The group advanced the prefeasibility study to consider the technical and commercial viability of an AAE style integrated agri energy facility in the Kimberley and Pilbara regions of North West Australia. AAE representatives and consultants visited the site in July 2006 and the first stage project viability report is scheduled for completion by the end of 2006. The proposed facility is initially planned as a world class development to enable the export of agri energy production with the South East Asian economies.

3.0 BIODIESEL ACTIVITY FOR THE QUARTER

During the quarter, the Beatrice Biodiesel Project was advanced with the programme maintained for production in quarter three in calendar 2007. Beatrice Biodiesel LLC, a wholly owned subsidiary, completed the following.

- The process engineering package being prepared by Axens was completed with the hand over of all documentation including the operating manuals.

- The detailed engineering package being completed by CJ Schneider Engineering is 60% complete as at the middle of October 2006.



- The ground breaking ceremony to commence construction of the Beatrice Biodiesel Project was held on 28 August 2006. The ceremony was attended by approximately 60 people including the Governor of Nebraska, David Heineman.
- Commenced site construction of the Beatrice Biodiesel Project.
- All of the long lead items have been ordered. Total commitments to date are over US$20 million with costs and schedule being maintained on target.
- Earthworks for the project are substantially complete. Civil works commenced in mid October and are planned for completion by the Thanksgiving holiday.
- Tankage erecting is scheduled to commence in early November 2006.



- The Construction Management Contract was signed with Alberici Constructions. Alberici have mobilized to site and commenced work.
- Final environmental approvals for the Beatrice Biodiesel Project were issued by the State of Nebraska.
- Credit Committee approval for the senior debt facility of US$28 million, plus the US$5 million working capital facility was received from Agstar Financial Services. Loan documentation is being processed.
- Completed the acquisition of the 90 acre rural land lot adjacent to the biodiesel site for the future soy crusher and ethanol production facility.
- In conjunction with CHS Inc, completed negotiations with the major rail operator, Burlington Northern Sante Fe and finalized the rail layout and scheduling for the receipt of soy oil and despatch of biodiesel product.
- Initiated the hedging plan for the Beatrice Biodiesel Project with CHS Inc.
- Advanced negotiation for a glycerine offtake agreement for all of the glycerine by-product produced by the project.



The Company is considering a number of other opportunities for biodiesel production in the United States using the Beatrice Biodiesel Project model. These opportunities will be advanced over the coming months.

On a longer term basis, AAE is developing plans for a biodiesel facility at Swan Hill in Victoria, Australia adjacent to the Swan Hill Ethanol facility and other Australian sites using locally grown canola as a rotation crop with cereal grains and local tallow as feedstock. The planned integrated facility will enable the group to establish full green/green product in the local market with a development target of 2010. The Swan Hill integrated model will form the basis of a future export facility to be considered in other regions of Australia.

In addition, the Company is considering opportunities in Europe where a number of significant opportunities have been identified. Participation in the previously announced opportunity on the Island of Sumatra, to develop a biodiesel facility using crude palm oil, ("CPO") has been delayed at this time pending further progress and bedding down the Beatrice and Swan Hill Biofuels projects. Indonesian CPO is considered the most cost competitive feedstock globally for biodiesel production. The feedstock does present particular technical challenges with respect to meeting the international biodiesel specifications. The Company continues to work with the current project owners and European technology groups, including Axens, to progress these technical challenges.

4.0 MINING ACTIVITY FOR THE QUARTER

AAE continues to work with a magnesium granules processing and marketing group to progress at minimum costs to the Company the carbo thermic technology being developed by the CSIRO in Australia. The pilot plant operation of the CSIRO facility has shown encouraging initial success over the past months. Plans and funding for the next stage are being developed by the participants in conjunction with the Tasmanian government.

5.0 CORPORATE ACTIVITY FOR THE QUARTER

The Board resolved to relocate the Head Office of the group from Perth to Melbourne. The group Chairman and Chief Executive Officer, Mr Peter Anderton, relocated to Melbourne during the quarter and has established presence in temporary office accommodation. The Company has committed to a lease in Melbourne and will establish the permanent Head Office as of 15 November 2006. The relocation has resulted in redundancies of Perth based staff. As at the end of October, the restructure of staff has been completed.

Senior appointments for the quarter and the subsequent period include a Melbourne based Chief Financial Officer of Australian Ethanol Limited, Chief Executive Officer of Australian Biofuels Pty Ltd and a Design Manager for the Swan Hill Ethanol Project. Further senior appointments have been made by Beatrice Biodiesel LLC in the United States to support the group's construction and operations plan.

A group workshop of all Australian and United States senior staff and directors was held in Perth during August 2006. The workshop resulted in an endorsement of the Company biofuels strategy and business plan.

A shareholder notice and explanatory statement was dispatched to shareholders on 29 August 2006 giving notice of a shareholder meeting to be held on 29 September 2006 to consider the capital raising of up to A$31.2 million. The resolution was subsequently withdrawn following the announcement by the Company's sub debt provider to the Beatrice Biodiesel Project, Amaranth LLC, of substantial loses resulting in the liquidation of the fund. The withdrawal of the resolution was necessary as the raising update document announced the full project funding package for the Beatrice Biodiesel Project, which as a result of the Amaranth losses was not the case and the Company was unable to accept funds on the terms offered and committed by investors. This necessitated the need for the Company to arrange a refinancing package for the sub debt facility for the Beatrice Biodiesel Project and to arrange funds for the Swan Hill Ethanol Project staged funding plan, announced during the quarter. The refinancing package is on track to meet the Beatrice Biodiesel development schedule.

The Company is currently finalizing the A$25 million Equity Line of Credit Facility announced in August with Cornell Capital Partners, LP. The facility will allow Australian Ethanol to draw up to A$25 million through the issue of shares based on the market price at the time of drawdown. The Company can determine the timing and amount of drawings during the 30 month term and there is no minimum utilization of the facility. Cornell Capital Partners LP has completed its due diligence and is through its commitment process. Formal documentation has been provided to the Company and completion of the transaction is scheduled for November.

The company has committed to fund a 12 month research and development project with the aim of:

- developing ethanol co-production processes for the manufacture of human food-grade yeast and yeast extract products and non-ruminant animal feed; and
- investigating buffalo gourd as an alternative ethanol feedstock



The project has the support of the Australian Government which will provide just over A$1.2m in the form of a Commercial Ready Grant. It is envisaged that the high value yeast and non-ruminant animal feed co-products will provide significant offsets to the cost of production of ethanol. Buffalo gourd is particularly interesting to the company because it can be grown in semi-arid and saline soils and can be harvested throughout the year.

Australian Ethanol Limited and its co-investor, CVC REEF, have the option to convert their notes into a total of 30% equity in Alternative Fuels Corporation. The investors can increase their shareholding to a total of 50% with the payment of further funds. The investors will have first right of refusal to use the technology.



During the quarter the Company commissioned a report to assess mid term growth opportunities in technology and developing biofuels projects in Australia, the United States and internationally. Non binding offers for a number of these opportunities have been put to the current project owners for review and consideration. The offers are on terms acceptable to AAE and where the Company considers a strategic or geographic opportunity with sound investment returns.

6.0 FINANCIAL ACTIVITY FOR THE QUARTER

Corporate costs for the quarter were A$927,053. Project investment and development costs for the quarter were A$4,126,857. Cash and deposits on hand at the end of the quarter was A$10,917,655.

PETER W F ANDERTON
Chairman & Chief Executive Officer
Australian Ethanol Limited

CARLA O ANDRES
Chief Executive Officer
US Canadian Biofuels, Inc

CONTACT DETAILS

Australia
Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Corporate & Public Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

United States
Carla Andres
Chief Executive Oficer
US Canadain Biofuels Inc
Tel: +1 920 434 5151
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

AUSTRALIAN ETHANOL LIMITED

ABN	Quarter ended ("current quarter")
83 061 375 442	SEPTEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	130	130
1.2	Payments for		
	(a) Administration	(927)	(927)
	(b) advertising and marketing		
	(c) ethanol project development	-	-
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(797)**	**(797)**

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(797)**	**(797)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(727)	(727)
	(e) ethanol project development expenditure	(955)	(955)
	(f) biodiesel project development expenditure	(2,446)	(2,446)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(4,127)**	**(4,127)**
1.14	**Total operating and investing cash flows**	**(4,924)**	**(4,924)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Cost of capital raising		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	**(4,924)**	**(4,924)**
1.21	Cash at beginning of quarter/year to date	15,841	15,841
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**10,918**	**10,918**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	119
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Executive Director Salary	32,500
Executive Director Super	2,925
Executive Director Consulting	54,314
Non Executive Director Fees	29,167
Non Executive Director Consulting Fees	-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	-	-	-
	-	-	-
		-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	10,716	15,643
4.2	Deposits at call	202	198
4.3	Bank overdraft	-	
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	10,918	15,841

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2006
(Director/~~Company secretary~~)

Print name: MR PETER ANDERTON

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED

To Company Name/Scheme Australian Ethanol Limited

ACN/ARSN 83 061 375 442

1. Details of substantial holder (1)

Name RAB Special Situations (Master) Fund Limited

ACN/ARSN (if applicable) (A Cayman Islands Registered Company)

There was a change in the interests of the substantial holder on 2/5/2006

The previous notice was given to the company on 23/03/2006

The previous notice was dated 22/03/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	3,333,400	8.87%	5,910,446	7.26%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
SEE SCHEDULE ATTACHED					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
RAB Special Situations (Master) Fund Limited	Westpac Custodian Nominees Limited	Westpac Custodian Nominees Limited	Beneficial holder	5,910,446 ordinary shares	5,910,446

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Custodian Nominees Limited	Level 9, 50 Pitt Street, Sydney, NSW 2000, Australia
RAB Special Situations (Master) Fund Limited	C/O RAB Capital plc, 1 Adam Street, London, WC2N 6LE, UK

Signature

print name capacity

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

Schedule to substantial shareholder form 604 in respect of Australian Ethanol Limited

Date of change	**Person whose relevant interest changed**	**Nature of change**	**Consideration given in relation to change**	**Class and number of securities affected**	**Person's votes affected**
10/04/2006	RAB Special Situations (Master) Fund Limited	Purchase of 3,725,000 ordinary shares	A$1,117,500.00	5,910,446 ordinary shares	RAB Special Situations (Master) Fund Limited
01/05/2006	RAB Special Situations (Master) Fund Limited	Sale of 1,000,000 ordinary shares	A$1,017,682.56	5,910,446 ordinary shares	RAB Special Situations (Master) Fund Limited
02/05/2006	RAB Special Situations (Master) Fund Limited	Sale of 147,954 ordinary shares	A$141,812.16	5,910,446 ordinary shares	RAB Special Situations (Master) Fund Limited
03/07/2006	RAB Special Situations (Master) Fund Limited	Increase in share capital from 79,065,625 ordinary shares to 81,365,625 ordinary shares	N/A	5,910,446 ordinary shares	RAB Special Situations (Master) Fund Limited

AUSTRALIAN ETHANOL LIMITED

27 November 2006

The Announcements Officer
Australian Stock Exchange (Sydney) Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

RESULTS OF ANNUAL GENERAL MEETING

The results of the resolutions considered at the Annual General Meeting of Australian Ethanol Limited (ASX: AAE) on 27 November 2006 are set out below together with the details of the valid proxies received no later than 2:00pm on Thursday, 23 November 2006 in respect of each resolution put to the meeting:-

Resolution 1

That the Remuneration Report in the 2006 Annual Report of the Company be adopted.

Votes where the proxy was directed to vote in favour	15,441,565
Votes where the proxy was directed to vote against	41,100
Votes where the proxy may exercise discretion how to vote	7,217,028
Votes where the proxy was directed to abstain from voting	2,480

The resolute of voting on this motion was as follows:
The motion was carried unanimously on a show of hands

Resolution 2

To elect as a director Mr Phillip Toyne

Votes where the proxy was directed to vote in favour	15,492,565
Votes where the proxy was directed to vote against	9,500
Votes where the proxy may exercise discretion how to vote	7,154,703
Votes where the proxy was directed to abstain from voting	-

The resolute of voting on this motion was as follows:
The motion was carried unanimously on a show of hands

Australian Ethanol Limited ABN 83 061 375 440
Level 1, Suite 4, 11 Ventnor Avenue, West Perth WA 6005
PO Box 1792, West Perth WA 6872 Telephone: +61 8 9322 9113 Facsimile +61 8 9322 1007 www.australianethanol.com.au

Resolution 3

To elect as a director Dr Michael Douglas

Votes where the proxy was directed to vote in favour	15,488,815
Votes where the proxy was directed to vote against	13,250
Votes where the proxy may exercise discretion how to vote	7,217,028
Votes where the proxy was directed to abstain from voting	-

The resolute of voting on this motion was as follows:
The motion was carried unanimously on a show of hands

Resolution 4

To re-elect as a director Mr Peter Anderton who retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Votes where the proxy was directed to vote in favour	15,495,765
Votes where the proxy was directed to vote against	6,300
Votes where the proxy may exercise discretion how to vote	7,217,028
Votes where the proxy was directed to abstain from voting	-

The resolute of voting on this motion was as follows:
The motion was carried unanimously on a show of hands

Resolution 5

Resolution 5 relates to Ratification of Previous Issue of Shares to Multiplex Engineering Pty Ltd. For the purposes of Listing Rule 7.1 and 7.4 and for all other purposes, the Company approves and ratifies the allotment and issue of 800,000 fully paid ordinary shares at a deemed issue price of $0.625 per share.

Votes where the proxy was directed to vote in favour	15,285,201
Votes where the proxy was directed to vote against	65,684
Votes where the proxy may exercise discretion how to vote	7,217,028
Votes where the proxy was directed to abstain from voting	151,180

The resolute of voting on this motion was as follows:
The motion was carried unanimously on a show of hands

Details of all resolutions referred to above are set out in the Notice of Annual General Meeting which was sent to the ASX on 27 October 2006.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mob +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email: jkettmann@aael.net

Website, www.aael.net for more information.

AUSTRALIAN ETHANOL LIMITED

5 December 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
Perth, Western Australia 6000

Dear Sirs,

EQUITY PLACEMENT A$40 MILLION- BEATRICE BIODIESEL PROJECT

Australian Ethanol Limited (AAE) is pleased to announce it has secured subscriptions for a Capital Raising of A$40 million (approximately US$30 million) ("Capital Raising"). The funds raised will be used to support the project finance package for the construction of the Beatrice Biodiesel Project ("Project") in Nebraska, United States. After completion of the placement, AAE will have met the equity funding requirements for the US$30 Million Senior Debt Facility for the Project.

As part of the Capital Raising, AAE have put in place a A$10 million Bridging Unsecured Loan Facility ("Loan") to facilitate ongoing development of the Project. The Loan has been provided by the BlueCrest Special Situations Master Fund Limited ("BlueCrest") a fund managed by London based investment manager BlueCrest Capital Management LP. The Loan will be repaid in full by its conversion into equity at A$0.35 per share, as part of the Capital Raising.

The Capital Raising is subject to share holder approval at a shareholder meeting to be convened in mid January, 2007. The Capital Raising proposes the issue of 114.28 million shares at a issue price of A$0.35 per share, being 28.57 million shares to BlueCrest by its subscription under the terms of the Loan and 85.71 million shares to clients of the Lead Manager, Transocean Securities Pty Ltd ("Transocean") and Lead Brokers ("Brokers") to the issue including SP Angel Corporate Finance LLP (London), Shaw Corporate Finance Pty Limited and BBY Limited (Sydney, Australia). The placement will be to clients who satisfy the requirements of section 708 of the Corporations Act 2001, as either sophisticated or professional investors.

The Capital Raising funds replace the Amaranth LLC convertible note arranged and announced in August 2006 but terminated by AAE in September 2006 following the announcement by Amaranth of US$7 billion losses on natural gas futures trading by the group.

The terms of the Loan includes the payment of the establishment fee by the issue of 12 million, three year options ("Options") to acquire AAE shares with a strike price of A$0.45. The loan will be repaid in full by the issue of 28.57 million fully paid shares as part of the Capital Raising. The Loan incurs no interest before 31 January 2007. If the Capital Raising is not approved by the AAE shareholders at the January 2007 meeting, interest at the rate of 20% per annum will apply from 1 February 2007 until the facility is repaid. The Loan has been drawn and funds banked by AAE.

The Company has issued 11.35 million Options to BlueCrest under ASX Listing Rule 7.1 (15 % rule). The remaining 650,000 Options to make up the 12 million Options are subject to shareholder approval at the January 2007 shareholder meeting.

The Company will pay to Transocean a Coordination Fee of 1% and a Raising Fee of 6% of the funds raised. On successful completion of the Capital Raising, Transocean will be issued five (5) million fully paid shares and six (6) million Options with a term of three years and a strike price of A$0.45 (subject to shareholders approving the Capital Raising and the transaction). The Lead Manager, Transocean, will cover all fees to be paid to Lead Brokers through the fees paid to Transocean.

Commenting on the Capital Raising, the AAE Chairman and CEO, Mr Peter Anderton, said "It has been a challenging process to put the full equity funding for the Beatrice Biodiesel Project in place following the disappointing events arising from the Amaranth collapse. The Capital Raising brings a number of new significant shareholders into the group which is important for the future development plans of the Company. We also very much appreciate the commitments of existing shareholders who have again shown strong support."

Subject to shareholders approving the Capital Raising of A$40 million at the January 2007 Shareholder Meeting, the Company intends to offer all shareholders the opportunity to participate in an offer to all current shareholders by way of a Share Purchase Plan Offer under the same terms as the offer to Institutional and sophisticated or professional investors as part of the A$40 million Capital Raising. The record date for the SPP Offer is intended to be 4 December 2006.

Mr Anderton added, "Securing commitments for the Capital Raising is an important component of the Company's overall funding and capital plan going forward."

In addition to the Capital Raising, AAE is pleased to announce completion of a A$25 million Equity Line of Credit facility with US-Based Investment Fund, Cornell Capital Partners, LP ("Cornell").

The Cornell Equity Line of Credit Facility may be drawn through a series of placements at the discretion of the Company and is not subject to any minimum utilisation. The size of each of the draw downs will be determined by AAE within constraints based on the volume of shares traded. The pricing mechanisms provides for the issue of the shares at a 3% discount to the lowest daily volume weighted average price (VWAP) of the Company's shares traded on each of the 5 days of a pricing period. AAE may specify a floor price below which share will not be issued. If shares trade below the floor price then the quantum of funds will be adjusted pro rata for the number of days it trades below the floor price.

In consideration for Cornell providing the Equity Line of Credit, the Board of AAE have resolved to issue Cornell with shares equivalent to the Implementation Fee of A$312,500 being 762,195 shares based on the closing price on Thursday 23 November 2006 and a similar amount for the Activation Fee. The 762,195 fully paid shares have been issued under ASX listing Rule 7.1 (15% Rule). A commission to Cornell of 4% of the funds raised will be paid out of the proceeds of any draw downs under the facility.

Mr Anderton added, "The Cornell Equity Line Credit Facility provides the Company with the flexibility to increase its equity position at any time. This will enable the group to continue with the implementation of its Business Plan and the ongoing development of the Company".

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

About Australian Ethanol Limited

ASX listed Australian Ethanol Limited (ASX code AAE) is an emerging biofuels producer focused on Australia and the United States. The Company is developing a 50 Mgpy biodiesel facility in Beatrice, Nebraska USA and a 100 Mlpy multi grain ethanol facility at Swan Hill, Victoria Australia. Both facilities commenced construction in September 2006.

The Beatrice Biodiesel Project, using a feedstock of soy oil, will be the first solid catalyst, second generation, high purity biodiesel facility to be developed in the United States. The sister facility which also uses the Axens Esterfip-H technology is operating successfully at Sete France following the start up in March 2006.

The Company has secured soy oil and biodiesel off take contacts with the Fortune 500 group, CHS Inc. CHS are the largest United States farmer cooperative group representing some 450,000 farmers and ranchers and also the largest transport fuel distributor and retailer in the US mid west. The major construction group Alberici Constructions of St Louis, Missouri are the general contractor to the project.

The Beatrice Biodiesel Project has an estimated cost of US$52.5 million. AAE have in addition committed to provide a cash backed US$7.5 million overrun facility. The project finance package for the Beatrice Biodiesel Project is therefore US$60 million. Senior debt for the project has been arranged through Agstar Financial Services (US$28 million) and a local Beatrice Bank via a Tax Increment Finance loan (US$2 million). In addition Agstar will provide a working capital facility of US$5 million. The loans are secured against the Beatrice Biodiesel Project and non recourse to AAE.

AAE has committed to provide US$30 million in equity or sub debt to the Beatrice Biodiesel Project Finance package. In August 2006, AAE announced a US$30 million convertible note facility to be provided by the US based hedge fund, Amaranth LLC. The

Company in September finalized a Capital Raising of A$31.2 million (subject to shareholder approval) to progress the AAE business plan. Also in September 2006, Amaranth announced substantial losses in natural gas futures trading and the US$30 million convertible note facility was terminated by AAE. As a result the Company withdrew the A$31.2 million Capital Raising and returned all committed funds to investors.

The A$40 million Capital Raising led by Transocean Securities Pty Ltd and announced on 5 December 2006 will be put in place to replace the Amaranth funding and provide US$30 million equity commitment to the Beatrice Biodiesel Project funding package.

To date, AAE have procurement and construction commitments for the project of nearly US$25 million in construction and development costs. The Company has expended US$12.5 million on the Beatrice Biodiesel Project to date. Once the Capital Raising funds are approved by shareholders and the project finance package is in place, the expended funds will be released back to the AAE group and returned to corporate consolidated funds for use on other group activities.

Construction on the Beatrice Biodiesel Project is 7% complete. The project remains on budget and is scheduled for completion in August 2007 and to commence production in September 2007.

The Swan Hill Ethanol Project construction has been delayed about three months pending finalization and restructuring of the Beatrice Biodiesel Project finance package. While engineering design has continued, procurement and construction activities were reduced substantially in September 2006. Start up of the Swan Hill Ethanol Project is now scheduled for the first quarter of 2008.

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

Grant Freeman
Executive Director
Transocean Securities Pty Ltd
Tel: +61 2 9252 8455
Mob +61 (0) 411 206 170
Email: grant@transoceangroup.com

For more information visit the AAE website at www.aael.net .

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

AUSTRALIAN ETHANOL LIMITED

open briefing

corporatefile.com.au

Australian Ethanol Limited
Level 9
644 Chapel Street
South Yarra, VIC 3141

Date of lodgement: 14-Dec-2006

Title: Open Briefing®. Australian Ethanol. Funding & Operations Update

Record of interview:

corporatefile.com.au
Australian Ethanol Limited ("AAE") in early December 2006 announced it had secured subscriptions for a Capital Raising of A$40 million which it will use towards constructing the Beatrice Biodiesel Project in Nebraska, United States. Can you outline the total capital cost requirements to get Beatrice into production and the amount of funding in place so far?

Chairman Peter Anderton
The total capital cost of the Beatrice Biodiesel Project is estimated at US$52.5 million. This is made up of US$38.8 million in construction costs, plus US$13.4 million in indirect costs, owners' costs, start-up costs, taxes, pre-production labour and includes a contingency of US$3.9 million. AAE has put in place a further US$7.5 million overrun facility taking the full project capital to US$60 million.

That US$60 million capital cost is now fully funded through 50% debt and 50% equity. The senior debt package of US$28 million has been provided by Agstar Financial Services, which has been syndicated to a range of major midwest rural banks in the United States. The loan is over five years plus the construction period and is non recourse to AAE.

Agstar has also put in place a further US$5 million working capital facility and AAE has arranged a tax increment finance facility of US$2 million through the City of Beatrice which is also guaranteed by the City.

In early December, AAE announced an equity raising of US$30 million through the issue of shares (subject to shareholder approval) to BlueCrest Special Situations Master Fund and to clients of the Lead Manager and Lead Brokers to the issue.

Funds spent on the Beatrice Biodiesel Project to date amount to over US$12 million and have been advanced by AAE from consolidated cash reserves. These funds will be returned to consolidated cash reserves on drawdown of the Beatrice Biodiesel Project's finance facility, which should occur following the AAE shareholder meeting in January called to consider and approve the Capital Raising.

corporatefile.com.au
As part of the Capital Raising, AAE have put in place a A$10 million Bridging Unsecured Loan Facility ("Loan") to facilitate ongoing development of the Project. The terms of the Loan and Capital Raising seem quite severe on AAE. Can you explain why?

Chairman Peter Anderton
The terms of the Loan and Capital Raising are only severe should the shareholders not approve the Capital Raising or should the Loan extend past 31 January 2007. The $10 million unsecured bridging loan facility was put in place as a precaution to cover any possible delays in shareholder approval or drawdown of the project finance facility.

These scenarios are not anticipated, but the prudent position for the Company is to cover this possibility with a bridging facility. The loan will be fully paid out should shareholders approve the Capital Raising at the January 2007 meeting.

corporatefile.com.au
Can you give an update on the status of the Beatrice Biodiesel Project?

Chairman Peter Anderton
To date, commitments by way of supply and construction orders by the Beatrice Biodiesel Project development are US$25 million. Of the US$3.9 million contingency I mentioned earlier, approximately US$0.9 million has been allocated as part of the US$25 million committed orders. In addition the US$7.5 million overrun facility is available if required.

In order to complete the Project, estimated further expenditure of US$24.5 million is required. As I said, this is fully funded. Construction is now nearly 10% complete and the Company remains very confident that adequate funds are in place to progress the project to first production in December 2007.

The weather has been kind to us in Nebraska, enabling the construction contractor to have the civil, concrete works and underground surfaces substantially complete prior to winter. Tankage and steel erection are progressing, together with infrastructure and buildings. The overall construction is progressing ahead of schedule.

corporatefile.com.au
What about the Swan Hill Ethanol Project?

Chairman Peter Anderton
In September, we returned the equity funds raised for the Swan Hill Ethanol Project (AU$31.2 million) to shareholders when AAE terminated the convertible note package for Beatrice Biodiesel Project after the debt provider, Amaranth LLC, announced substantial trading losses. This was certainly a very disappointing outcome for the Company, but was necessary under the circumstances due to a substantial change to the Beatrice Biodiesel Project funding as a result of the termination and cancelling of the convertible note package.

At that time AAE slowed construction works at Swan Hill to enable the Group to renegotiate the project financing facility for the Beatrice Biodiesel Project. With the Capital Raising now complete, subject to shareholder approval, and cash becoming available from expenditure previously advanced to the Beatrice Biodiesel Project, we will in the New Year reactivate construction plans for the Swan Hill Ethanol Project.

During this period, engineering and procurement work at Swan Hill continued, but the overall project construction program has been delayed by approximately 10-12 weeks.

corporatefile.com.au
Can you recap the major achievements for AAE this year?

Chairman Peter Anderton
AAE's principal achievements were the finalisation of the sale of the Denco LLC deal to Babcock & Brown Environmental for $9.5 million in cash.

The capital raising of $12.45 million in April reduced debt to zero and gave the Group the cash to progress our business plans; the acquisition of the Beatrice Biodiesel Project in February 2006 and the commencement of construction at Swan Hill Ethanol Project, the first new generation ethanol project to be constructed in Australia.

The major achievement for 2006 has been taking the Group from a potential producer in the United States and Australia to the point where the Beatrice Biodiesel Project is fully funded with firm plans for start-up and cash flow in December 2007.

corporatefile.com.au
The share price reached a high of around $1.00 in April 2006 and is now trading at close to $0.45. Can you explain the recent relative weakness in the share price?

Chairman Peter Anderton
We're very happy with our progress this year, although the Amaranth situation was a short-term set back despite it being outside our control. In September, we

raised funds at $0.52 (subsequently returned to investors), but since then we've had the Amaranth event and the oil price and energy markets have eased. However, probably the biggest drag on our share price has been the underperformance of the new biodiesel plants in Australia which have affected the overall alternative energy sector in Australia.

Now that we have fully funded Beatrice to start-up, together with strong relationships in the United States with CHS Inc., Alberici and others, we are hopeful that our share price will strengthen as the construction of the Beatrice Biodiesel Project, the largest biodiesel project to be constructed in the United States, advances and the Company gets closer to production and cash flow.

corporatefile.com.au
You've said that it's been a tough year for the biodiesel companies in the Australian equity market. How are you differentiating AAE from other companies?

Chairman Peter Anderton
We're differentiating AAE from other companies in the Australian alternative energy sector in three ways. Firstly, we have no off take risk for our biodiesel production in the United States. There is a massive market in the US for quality product with no barriers to entry – unlike Australia where government legislation, oil industry influences and consumer confidence all create significant barriers to establishing profitable projects.

Secondly, we have a distinct advantage with technology. We can guarantee quality product that meets all the fuel specifications. Our technology provider, Axens, has a proven sister plant operating in France on the second generation diesel technology. We have production and quality guarantees in place with CHS Inc and these are effectively supported by the French Government. They will not let us fail.

Thirdly, we have secured soy oil supply and biodiesel off take contracts with the Fortune 500 Company, CHS, and that puts AAE in a very robust position that is not possible to achieve at this stage in the Australian market.

corporatefile.com.au
On that note, can you give a snapshot of the international scene in terms of the growth of the ethanol and biodiesel fuel industries and projects? Can you talk about the progress the Australian biodiesel fuel industry has made recently in terms of government support or public acceptance?

Chairman Peter Anderton
I recently attended the World Ethanol Conference in Amsterdam. The key outcome from the conference to me was a forecast of a 3 billion gallon (11 billion litre) ethanol shortfall in 2009. Biodiesel projections are similar.

The key opportunity in Australia is for the ethanol blend, E85, to be marketed into the rural areas. In our opinion, the biodiesel industry in Australia still has a couple

of barriers to overcome. We believe it will be a very strong industry in the future, but quality, marketing and structural issues need to be addressed. It will take some time to achieve this.

The next oil price spike will really push ethanol and biodiesel into the mainstream energy industry in Australia.

corporatefile.com.au
Thank you Peter.

For further information on Australian Ethanol Limited please visit www.australianethanol.com.au or contact Peter Anderton on +613 8689 3000

To read previous Australian Ethanol Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

AUSTRALIAN ETHANOL LIMITED

14 December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

CORRECTION TO OPEN BRIEFING ANNOUNCEMENT 14TH DECEMBER 2006

In the open briefing released to the market today the company referred to biodiesel production of the Beatrice Biodiesel project starting in December 2007. The start date should have read September 2007. The company apologises for any misunderstanding that may have been caused.

Yours faithfully

PETER ANDERTON
Chairman & CEO

For further information, please contact:

Peter Anderton
Chairman and CEO
Australian Ethanol Limited
Tel: +61 8 9322 9110
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Australian Ethanol Limited
Tel: +61 3 9822 6747
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

AUSTRALIAN ETHANOL LIMITED

14 December 2006

Company Announcements Office
Australian Stock Exchange Limited
2 The Esplanade
PERTH WA 6000

Dear Sirs

Issue of Australian Ethanol Limited Securities – Secondary Trading Notice ("Notice")
Notification Pursuant to Section 708A(5)(e) of the Corporations Act 2001

This Notice is given by Australian Ethanol Limited ("**Company**") under section 708A(5)(e) of the Corporations Act ("**Act**") in relation to the issue of 762,195 ordinary fully paid shares ("**Securities**") by the Company as announced on 14 December 2006.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. A sale of the Securities noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

as at the date of this Notice the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

as at the date of this Notice there is no information:

that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

a. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

b. the rights and liabilities attaching to the Securities.

Yours faithfully

Peter Anderton
Chief Executive Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIAN ETHANOL LIMITED

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	762,195
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	762,195 shares at $0.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of fully paid ordinary shares. Equity line of credit implementation fee for Cornell Capital Partners, LP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,127,820	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of not more than 5 days) 83,000 ordinary fully paid shares divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
860,000	Options expiring 31 December 2008 exercisable at $0.50 each

+ See chapter 19 for defined terms.

Number	+Class
11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 December 2006
(Director ~~/ Company Secretary~~)

Print name: PETER ANDERTON

+ See chapter 19 for defined terms.

AUSTRALIAN ETHANOL LIMITED

ABN 83 061 375 442

NOTICE OF GENERAL MEETING AND EXPLANATORY STATEMENT

For a General Meeting to be held on
19 January 2007 (at 10am Eastern Standard Time) at
Level 9, Como Office Tower, 644 Chapel Street
South Yarra, Victoria

This is an important document. Please read it carefully.

If you are unable to attend the General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The General Meeting of Australian Ethanol Limited will be held at:

Level 9
Como Office Tower
644 Chapel Street
South Yarra, Victoria

Commencing
10am (Eastern Standard Time)
on 19 January 2007

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10am (Eastern Standard Time), 19 January 2007.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this Notice of General Meeting as soon as possible and either:

- send the proxy by facsimile to the Company on facsimile number (03) 8689 3001 (International: + 61 3 8689 3001); or
- deliver in person to Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria, 3141 or by post to PO Box 6268, Chapel Street North, South Yarra, Victoria, 3141.

so that it is received not later than 10am (Eastern Standard Time) on 17 January 2007.

Your proxy form is enclosed.

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders of Australian Ethanol Limited ("**AAE**" or "**Company**") will be held at Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria on 19 January 2007 at 10am (EST).

AGENDA

BUSINESS

Resolution 1 – Ratification of Issue of Shares to Cornell Capital Partners LP

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> "*That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approves and ratifies the issue of 762,195 ordinary fully paid shares in the capital of the Company on or about 7 December 2006 to Cornell Capital Partners LP in satisfaction of an implementation fee and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice.*"

Short Explanation: ASX Listing Rule 7.1 allows the Company to issue up to 15% of its ordinary share capital in any 12 month rolling period without shareholder approval. By obtaining ratification of shareholders under ASX Listing Rule 7.4 to the issue of shares to the allottee, the Company will obtain relevant approval for the purposes of ASX Listing Rule 7.1 and thereby refresh the Company's capacity to make future issues of securities up to the 15% threshold.

The Company will disregard any votes cast on Resolution 1 by an allottee of the issue the subject of this Resolution 1 and any associates of such an allottee. However, the Company will not disregard a vote cast on Resolution 1:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 2 – Approval to Issue Shares to Cornell Capital Partners LP

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution:**

> *"That, subject to the passing of resolutions 4, 5, 6 and 7, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue ordinary fully paid shares in the capital of the Company to Cornell Capital Partners LP in satisfaction of an activation fee of $312,500 under an equity line of credit facility and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Resolutions 2, 4, 5, 6 and 7 are interdependent so that they will only be effectively passed if each interdependent resolution is respectively passed by an ordinary resolution. Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month rolling period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 2 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 2 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 2 if:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Issue of Options to Bluecrest Special Situations Master Fund Limited

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution:**

> *"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approves and ratifies the allotment and issue of 11,350,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each on 30 November 2006 and an expiry date of 3 years from the date of issue to Bluecrest Special Situations Master Fund Limited (or its nominee) issued on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: ASX Listing Rule 7.1 allows the Company to issue up to 15% of its ordinary share capital in any 12 month rolling period without shareholder approval. By obtaining ratification of shareholders under ASX Listing Rule 7.4 to the issue of options to the allottees, the Company will obtain relevant approval for the purposes of ASX Listing Rule 7.1 and thereby refresh the Company's capacity to make future issues of securities up to the 15% threshold.

The Company will disregard any votes cast on Resolution 3 by an allottee of the issue the subject of this Resolution 3 and any associates of such an allottee. However, the Company will not disregard a vote cast on Resolution 3:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 4 – Approval to Issue Options to Bluecrest Special Situations Master Fund Limited

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> "*That, subject to the passing of resolutions 2, 5, 6 and 7, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue 650,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue to Bluecrest Special Situations Master Fund Limited (or its nominee) and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice.*"

Short Explanation: Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month rolling period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to the Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 4 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 4 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 4 if:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 5 – Approval of Placement

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, subject to passing resolutions 2, 4, 6 and 7, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 114,285,715 ordinary fully paid shares in the capital of the Company at 35 cents each to institutional, sophisticated and professional investors and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month rolling period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to the Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 5 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 5 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 5 if:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 6 – Issue of Mandate Securities to Transocean Securities Pty Ltd

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, subject to passing resolutions 2, 4, 5 and 7, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 5,000,000 ordinary fully paid shares in the capital of the Company and up to 6,000,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue to Transocean Securities Pty Ltd and otherwise to be issued on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month rolling period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to the Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 6 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 6 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 6 if:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 7 – Approval to Issue Shares to Alberici Constructors Inc

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, subject to the passing of resolutions 2, 4, 5 and 6, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue 1,201,923 ordinary fully paid shares in the capital of the Company at 54.6 cents each to Alberici Constructors Inc (or its nominee) and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under ASX Listing Rule 7.1, the Company may not issue or agree to issue equity securities in any 12 month rolling period representing more than 15% of its ordinary share capital on issue at the commencement of that period without shareholder approval. Please refer to the Explanatory Statement for details.

The Company will disregard any votes cast on Resolution 7 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if Resolution 7 is passed and any associate of those persons. However, the Company need not disregard a vote cast on Resolution 7 if:

a) if it is cast by an allottee as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 8 - Approval to Change Company Name

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **special resolution**:

> *"That, for the purposes of section 157 of the Corporations Act and for all other purposes, the name of the Company be changed from "Australian Ethanol Limited" to "Agri Energy Limited"."*

Short Explanation: Approval is sought under section 157 of the Corporations Act 2001 to change the name of the Company. Please refer to the Explanatory Statement for details.

Resolution 9 - Approval to Issue Options to Mr Peter Anderton

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Chapter 2E of the Corporations Act and Listing Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to issue to Mr Peter Anderton or his nominee up to 5,000,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue to be issued on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under the related party provisions of the Corporations Act (Chapter 2E) the provision of any financial benefit (which includes the grant of options) to a related party requires shareholder approval unless excepted in terms of the Corporations Act. The ASX Listing Rules require the Company to seek shareholder approval prior to the issue of securities to a related party. Mr Anderton is a related party of the Company.

The Company will disregard any votes cast on Resolution 9 by Mr Peter Anderton or any of his associates or any person who may obtain a benefit if Resolution 9 is passed other than in their capacity as Shareholder. However, the Company need not disregard a vote cast on Resolution 9 if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 10 – Approval to Issue Options to Mr Phillip Toyne

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Chapter 2E of the Corporations Act and Listing Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to issue to Mr Phillip Toyne or his nominee up to 600,000 options to acquire ordinary fully paid shares in the capital of the Company to be issued on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: Under the related party provisions of the Corporations Act (Chapter 2E) the provision of any financial benefit (which includes the grant of options) to a related party requires shareholder approval unless excepted in terms of the Corporations Act. The ASX Listing Rules requires the Company to seek shareholder approval prior to the issue of securities to a related party. Mr Toyne is a related party of the Company.

The Company will disregard any votes cast on Resolution 10 by Mr Phillip Toyne or any of his associates or any person who may obtain a benefit if Resolution 10 is passed other than in their capacity as Shareholder. However, the Company need not disregard a vote cast on Resolution 10 if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Peter Anderton
Chairman and CEO

Dated: 14 December 2006

NOTES:

1. A shareholder of the Company who is entitled to attend and cast two or more votes at a general meeting of shareholders is entitled to appoint two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. In accordance with regulation 7.11.37 of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The date is 5pm (EST) on 17 January 2007.

4. A proxy form is attached. If required it should be completed, signed and returned to the Company's registered office in accordance with the instructions on that form.

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

EXPLANATORY STATEMENT

This Explanatory Statement is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the Notice.

The Directors recommend that Shareholders read this Explanatory Statement in full before making any decision in relation to the Resolutions. The meanings of certain terms used in this Explanatory Statement are set out in the Glossary contained in this Explanatory Statement.

1. BACKGROUND

1.1 Company Projects and Strategy

Since acquiring Australian Biofuels in April 2004 the Company has pursued activities as a developer and proposed operator of biofuels projects in Australia and the United States of America.

The Company has 2 flagship biofuels projects. They being the Beatrice Biodiesel Project (a 50 Mgpy biodiesel facility) in Nebraska in the United States and the Swan Hill Ethanol Project (a 100 Mlpy grain ethanol facility) located at Swan Hill, Victoria, Australia. The Company's long term strategy is to continue to pursue and develop other biofuels projects including the construction of ethanol and biodiesel plants in Australia, United States and elsewhere.

The estimated capital costs of the Beatrice Biodiesel Project is US$52,500,000. The Company has in addition committed to provide a cash backed US$7,500,000 overrun facility. The total finance package required the Beatrice Biodiesel Project is therefore US$60,000,000.

Senior debt for the Project has been arranged through a facility with Agstar Financial Services (USS28,000,000) together with a proposed tax increment finance loan (for US$2,000,000) through the City of Beatrice. To finalise the capital costs of the Beatrice Biodiesel Project, the Company has, subject to Shareholder approval under this Notice, put in place an equity capital raising of A$40,000,000 (approximately US$30,000,000). After completion of the equity capital raising, the Company will have met the equity funding requirements for the US$30,000,000 senior debt facilities.

The Company has expended approximately US$12,500,000 on the Beatrice Biodiesel Project to date including acquisition, predevelopment and construction. The construction of the project is approximately 7% complete at the date of this Notice. Completion of the Beatrice Biodiesel Project is scheduled for August 2007 with production scheduled to commence in September 2007. Once all finance is in place for the project (being after approval by Shareholders to the equity capital raising) the construction funds expended to date will be available to the Company for general working capital purposes including the further development of the Swan Hill Ethanol Project.

The Swan Hill Ethanol Project has been delayed pending finalisation and restructuring of the Beatrice Biodiesel Project finance package. Engineering of the Swan Hill Ethanol Project has continued with a reduction in the procurement and construction activities. Start-up of the Swan Hill Ethanol Project is now scheduled for the first quarter of 2008.

1.2 A$40,000,000 Equity Capital Raising and Bluecrest Loan Facility

The Company has put in place an equity capital raising of A$40,000,000, which capital raising is subject to Shareholder approval. The equity capital raising is at 35 cents per Share comprising of a placement to Bluecrest as part of an A$10,000,000 unsecured bridging loan facility (by which Shares are to be issued in satisfaction of the loan facility) and a further placement is to be undertaken to institutional, sophisticated and professional investors of up to A$30,000,000.

The Company has entered into an unsecured bridging loan facility with Bluecrest by which loan funds of A$10,000,000 have been drawn down for the benefit of the Company.

The terms of the loan include the Company satisfying an establishment fee by the issue of 12,000,000 Options with an exercise price of 45 cents each and an expiry date of 3 years from the date of issue. The Company has already issued 11,350,000 Options to Bluecrest under its 15% placement capacity in terms of ASX Listing Rule 7.1. The Company by Resolution 3 seeks to ratify the issue of these Options. Further, the balance of 650,000 Options will be issued once Shareholder approval has been received by this Notice. The issue of the further 650,000 Options is the subject of Resolution 4 which seeks approval under ASX Listing Rule 7.1.

The loan sum of A$10,000,000 is to be repaid in full by Bluecrest subscribing for 28,571,429 Shares at 35 cents per Share. In this way the loan funds will be converted into equity. The subscription for equity by Bluecrest (or its nominee) is the subject in part of Resolution 5.

If Shareholder approval is not received to Resolutions 2, 4, 5, 6 and 7, the loan funds of A$10,000,000 will need to be repaid together with interest at a rate of 20% per annum from 1 February 2007 until the loan is repaid in full (being no later than 30 June 2007). Additionally, the Company will need to pay Bluecrest the sum of A$100,000 in substitution for the issue of the further 650,000 Options being the subject of Resolution 4.

The balance of the equity capital raising of up to A$30,000,000 will be by way of a placement to institutional, sophisticated and professional investors including to clients of Transocean (Transocean Securities Pty Ltd) as lead manager of the equity capital raising and to clients of SP Angel Corporate Finance LLP (based in London), Shaw Corporate Finance Pty Ltd and BBY Limited together as lead brokers to the equity capital raising.

1.3 Transocean Mandate Agreement

By the Transocean Mandate Agreement, the Company has appointed Transocean as the lead manager of the equity capital raising. On all funds raised under the capital raising, Transocean will be paid a co-ordination fee of 1% and a capital raising fee of 6%. Further, on successful completion of the equity capital raising, Transocean will be issued with up to 5,000,000 Shares (mandate success shares) and up to 6,000,000 Options (mandate success options) with an exercise price of 45 cents each and an expiry date of 3 years from the date of issue of the Options. As lead manager, Transocean will cover all fees to be paid to the lead brokers by way of fees paid to Transocean.

The Option exercise price of 45 cents was determined by the Board on the date of the Transocean Mandate Agreement of 28 November 2006 based upon the then Share price of approximately 40 cents.

The maximum of 5,000,000 Shares and 6,000,000 Options will be issued to Transocean in the event that the equity capital raising reaches A$40,000,000.

The mandate in favour of Transocean will continue until 30 June 2008 in the event of an equity capital raising being completed of not less than A$30,000,000 and Shareholder approval being received under this Notice. On successful completion of the transaction, Transocean may nominate one director to the Board of the Company and the Company and Transocean may jointly agree on the appointment of one further independent director.

1.4 Cornell Equity Line of Facility

On 23 November 2006 the Company entered into an equity line of credit facility with Cornell Capital by which Cornell Capital is committed to purchase up to A$25,000,000 of Shares of the Company over a period of 30 months.

The equity line of credit may be drawn down at the discretion of the Company through a series of placements subject to any ASX and Corporations Act requirements. The facility is not subject to any minimum utilisation. The pricing mechanism under the facility provides for the issue of Shares at a 3% discount to the lowest volume weighted average price of the Shares traded on each of the 5 days of a pricing period. The Company may specify a floor price below which Shares will not be issued. If Shares trade below the floor price on a trading day, this trading day will be excluded for the purposes of the calculation of a pricing mechanism.

Under the facility the fees payable are an implementation fee of A$312,500 payable on execution of the agreement and an activation fee of A$312,500 payable prior to the first drawdown under the agreement. The Company, at its election, has the right to issue Shares in satisfaction of each of the activation fee and implementation fee.

The Company has elected to pay these fees in Shares and has thereby issued a total of 762,195 Shares in satisfaction of the implementation fee at a deemed issue price of the Shares of 41 cents per Share based upon the closing price of the Shares of the Company on 23 November 2006. The Shares were issued to Cornell Capital under the Company's 15% placement capacity under ASX Listing Rule 7.1. The issue of the Shares is the subject of ratification under Resolution 1.

The Company by Resolution 2 seeks approval to issue Shares in satisfaction of the activation fee.

All draw downs under the facility result in a commission of 4% of the funds raised being paid to Cornell Capital.

1.5 Interdependency of Resolutions 2, 4, 5, 6 and 7

Resolutions 2, 4, 5, 6 and 7 are interdependent upon one another so that they will only be effectively passed if each interdependent resolution is respectively passed by an ordinary resolution.

1.6 Directors' Recommendation

The Directors do not have any material personal interest in the outcome of the Resolutions other than for their interest solely in their capacity as Shareholders of the Company, save that Mr Peter Anderton has a material personal interest in Resolution 9 and Mr Phillip Toyne has a material personal interest in Resolution 10.

The Directors recommend the Resolutions set out in the Notice other than those in which they have a material personal interest as this will enable the Company to expand the scale of its activities which the Directors believe is in the best interests of the Company and its Shareholders.

2. RESOLUTION 1 – RATIFICATION OF SHARES ISSUED TO CORNELL CAPITAL PARTNERS LP

ASX Listing Rules 7.1 and 7.4

Under ASX Listing Rule 7.1 the Company is permitted to issue up to 15% of its securities within a 12 month period without the requirement to obtain shareholder approval. Whilst Shareholder approval for the issue of the Shares was not required at the time of the issue, the effect of the issue is to reduce the Company's capacity to issue additional securities in the future without Shareholder approval.

ASX Listing Rule 7.4 allows an issue made by the Company without Shareholder approval under ASX Listing Rule 7.1 to be treated as having been made with approval for the purposes of ASX Listing Rule 7.1 if it is subsequently approved by Shareholders and did not breach ASX Listing Rule 7.1 at the time of issue.

The Company wishes to seek Shareholder approval for the purposes of ASX Listing Rules 7.1 and 7.4 by ratification in order to renew the Company's capacity to issue up to 15% of the securities of the Company on issue in a 12 month period. The Company is requesting Shareholders to ratify the issue to Cornell Capital of 762,195 Shares in the capital of the Company.

For the purposes of ASX Listing Rule 7.5, the following information is provided to Shareholders:

(a) The number of Shares issued was 762,195 Shares.

(b) The Shares were issued in satisfaction of the implementation fee under the equity line of credit facility between the Company and Cornell Capital summarised in section 1.4. The Shares issued to Cornell Capital had a deemed issue price of 41 cents per Share.

(c) The Shares issued were fully paid ordinary shares in the Company and rank equally with the Company's existing issued Shares.

(d) The allottee of the Shares was Cornell Capital, which is not a related party of the Company.

(e) No funds were raised by the issue of the Shares.

3. RESOLUTION 2 – APPROVAL TO ISSUE SHARES TO CORNELL CAPITAL PARTNERS LP

ASX Listing Rules 7.1 and 7.3

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of Shares to Cornell Capital in satisfaction of an activation fee of A$312,500 under an equity line of credit facility between the Company and Cornell Capital. This will to allow these securities to not be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) The Shares will be issued in satisfaction of an activation fee of A$312,500 under an equity line of credit facility between the Company and Cornell Capital. The number of Shares to be issued will be determined by dividing A$312,500 by the closing price of the Shares on ASX the day prior to the issue of the Shares and in any event will be no less than 80% of the average market price for Shares over the last 5 days on which sales of Shares were recorded before the day on which the issue was made.

Thereby, if the closing price of the Shares is 45 cents on the day prior to the issue of the Shares to Cornell Capital, the number of Shares to be issued will be 694,444 (being A$312,500 divided by 45 cents).

(b) The Shares will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(c) The issue price of the Shares to Cornell Capital is referred to in paragraph (a) above.

(d) The Company will issue the Shares to Cornell Capital.

(e) The Shares issued will be fully paid ordinary shares in the Company and rank equally with the Company's existing issued Shares.

(f) No funds will be raised from the issue of the Shares.

(g) It is intended that the Shares will be allotted on one date.

4. RESOLUTION 3 – RATIFICATION OF ISSUE OF OPTIONS TO BLUECREST SPECIAL SITUATIONS MASTER FUND LIMITED

ASX Listing Rules 7.1 and 7.4

Under ASX Listing Rule 7.1 the Company is permitted to issue up to 15% of its securities within a 12 month period without the requirement to obtain shareholder approval. Whilst Shareholder approval for the issue of the Options was not required at the time of the issue, the effect of the issue is to reduce the Company's capacity to issue additional securities in the future without Shareholder approval.

ASX Listing Rule 7.4 allows an issue made by the Company without Shareholder approval under ASX Listing Rule 7.1 to be treated as having been made with approval for the purposes of ASX Listing Rule 7.1 if it is subsequently approved by Shareholders and did not breach ASX Listing Rule 7.1 at the time of issue.

The Company wishes to seek Shareholder approval for the purposes of ASX Listing Rules 7.1 and 7.4 by ratification in order to renew the Company's capacity to issue up to 15% of the securities of the Company on issue in a 12 month period. The Company is requesting Shareholders to ratify the issue to Bluecrest (or its nominee) of 11,350,000 Options in the capital of the Company.

For the purposes of ASX Listing Rule 7.5, the following information is provided to Shareholders:

(a) The number of Options issued was 11,350,000 Options.

(b) The Options were allotted and issued in consideration of Bluecrest entering into an unsecured loan facility with the Company summarised in section 1.2.

(c) The terms of the issue of the Options are set out in Annexure 1. The terms include that the Options have an exercise price of 45 cents per Option and will expire on the date 3 years from the date of issue. Additionally, the Options are subject to any restrictions imposed by FIRB that are acceptable to Bluecrest.

(d) The allottee of the Options was Bluecrest (or its nominee).

(e) No funds were raised by the issue of the Options.

5. RESOLUTION 4 – APPROVAL TO ISSUE OPTIONS TO BLUECREST SPECIAL SITUATIONS MASTER FUND LIMITED

ASX Listing Rules 7.1 and 7.3

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of 650,000 Options to Bluecrest (or its nominee) under Resolution 4 to allow these securities to not be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) The maximum number of Options to be issued by the Company is 650,000 Options.

(b) The Options will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(c) The Options will be issued in consideration of Bluecrest entering into an unsecured loan facility with the Company summarised in section 1.2.

(d) The Company will issue the Options to Bluecrest (or its nominee).

(e) The terms of the issue of the Options are set out in Annexure 1. The terms include that the Options have an exercise price of 45 cents per Option and will expire on the date 3 years from the date of issue. Additionally, the Options are subject to any restrictions imposed by FIRB.

(f) No funds will be raised from the issue of the Options.

(g) It is intended that the Options will be allotted on one date.

6. RESOLUTION 5 –PLACEMENT

Resolution 5 seeks Shareholder approval for the Company to allot and issue up to 114,285,715 Shares in the capital of the Company at 35 cents to institutional, sophisticated and professional investors to raise up to A$40,000,000 being A$10,000,000 from Bluecrest and up to A$30,000,000 to clients of Transocean Securities Pty Ltd, BBY Limited, Shaw Financial Services Limited and SP Angel Corporate Finance LLP. The Shares will be issued as soon as practicable after the passing of Resolution 5.

The funds raised will be primarily used to develop and advance the Beatrice Biodiesel Project (which equity funds together with senior debt funds will cover the capital cost of the Beatrice Biodiesel Project), to meet transaction related expenses and to provide general working capital which may be used to advance the Swan Hill Ethanol Project.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of up to 114,285,715 Shares under Resolution 4 to allow these securities to not be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) The maximum number of Shares to be issued by the Company is 114,285,715 Shares.

(b) The Shares as soon as practicable after the Meeting (assuming Shareholder approval is obtained) but in any event will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(c) The Shares will be issued at 35 cents each.

(d) The Company will issue 28,571,429 Shares to Bluecrest (or its nominee) under the terms of the Bluecrest loan facility and the remaining 85,714,286 Shares to other institutional, sophisticated and professional investors including clients of Transocean Securities Pty Ltd, BBY Limited, Shaw Financial Services Limited and SP Angel Corporate Finance LLP who are exempt from

the disclosure requirements of Chapter 6D of the Corporations Act. The Shares will not be issued to Directors or other related parties.

(e) The Shares will be fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares.

(f) The Company intends to use the funds raised of up to A$40,000,000 from the issue of the Shares to develop and advance the Beatrice Biodiesel Project (which equity funds together with senior debt funds will cover the capital cost of the Beatrice Biodiesel Project) as well as meeting transaction related expenses and providing general working capital which may be used to advance the Swan Hill Ethanol Project.

(g) It is intended that the Shares will be allotted on one date.

7. RESOLUTION 6 – APPROVAL TO ISSUE MANDATE SECURITES TO TRANSOCEAN SECURITIES PTY LTD

ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of up to 5,000,000 Shares and up to 6,000,000 Options to Transocean to allow these securities to not be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) The maximum number of Shares to be issued by the Company to Transocean is 5,000,000 Shares.

(b) The maximum number of Options to be issued by the Company to Transocean is 6,000,000 Options.

(c) The Shares and Options will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(d) The Shares and Options to be issued will be granted for nil consideration as they are in consideration for corporate advisory and capital raising services provided and to be provided. The Shares will have a deemed issue price of 35 cents each.

(e) The allottee is Transocean or its nominee. The allottee is not a related party or an associate of the Company.

(f) The Shares will be fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares. The terms of the issue of the Options are set out in Annexure 1. The terms include that the Options have an exercise price of 45 cents per Option and will expire on the date 3 years from the date of issue.

(g) There will be no funds raised directly from the issue of the Shares and Options.

(h) It is intended that the Shares and Options will be allotted on one date.

8. RESOLUTION 7 – APPROVAL TO ISSUE SHARES TO ALBERICI CONSTRUCTORS INC

ASX Listing Rules 7.1 and 7.3

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of 1,201,923 Shares to Alberici Constructors Inc under Resolution 7 to allow these securities to not be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

On 6 September 2006 Alberici Constructors Inc was appointed as construction manager to the Beatrice Biodiesel Project under a construction management agreement. Alberici Constructors Inc is part of the significant US based Alberici Group with experience in complex construction plants.

The Shares to be issued to Alberici Constructors Inc are in satisfaction of a fee of US$500,000 being part of the manager's fee. The number of Shares to be issued of 1,201,923 reflect the sum of US$500,000 adjusted for the relevant US$:A$ exchange rate of 76.1 cents (for the 5 trading days prior to 1 September 2006) and based on the average closing price of Shares of 54.6 cents on the last 5 trading days prior to 1 September 2006.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) The Shares to be issued by the Company is 1,201,923 Shares.

(b) The Shares will be issued no later than 3 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(c) The deemed issue price of the Shares are 54.6 cents each being the average closing price of Shares on the last 5 trading days prior to 1 September 2006.

(d) The Company will issue the Shares to Alberici Constructors Inc (or its nominee).

(e) The Shares issued will be fully paid ordinary shares in the Company and rank equally with the Company's existing issued Shares.

(f) No funds will be raised from the issue of the Shares.

(g) It is intended that the Shares will be allotted on one date.

9. RESOLUTION 8 – CHANGE OF COMPANY NAME

The Directors have determined to change the name of the Company from "Australian Ethanol Limited" to "Agri Energy Limited".

The Company currently has 2 biofuels projects being the Beatrice Biodiesel Project in Nebraska, USA and the Swan Hill Ethanol Project in Victoria, Australia which projects involve integration to agricultural feedstock supply. The Company further intends to seek to develop biofuels projects both in Australia and overseas that are consistent with its strategy.

The proposed new name of "Agri Energy Limited" better reflects the Company's activities and strategy as its activities are not limited to ethanol and Australia but rather involves the biofuels industry (including ethanol and biodiesel and the provision of agricultural feedstock) both in Australia and overseas.

Corporations Act

Section 157 of the Corporations Act requires the Company to obtain the approval of its Shareholders, by special resolution, to the change of the Company's name. A special resolution must be passed by at least 75% of the votes cast by Shareholders who are entitled to vote at the Meeting.

10. RESOLUTION 9 – GRANT OF OPTIONS TO MR PETER ANDERTON

Resolution 9 seeks Shareholder approval for the grant of up to 5,000,000 Options to Mr Peter Anderton (or his nominee) for no consideration as part of a Director incentive scheme. Mr Anderton is a full-time executive Director of the Company fulfilling the roles of Chairman and Chief Executive Officer.

Shareholder approval is required for the purposes of Chapter 2E of the Corporations Act (section 208) and ASX Listing Rule 10.11 because Mr Anderton as a Director is a related party of the Company.

Chapter 2E of the Corporations Act

Related Party Transaction

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, Mr Peter Anderton is a related party of the Company as a Director.

Resolution 9 provides for the grant of Options to a related party, which is a financial benefit requiring Shareholder approval in the absence of a specified exception applying.

For the purpose of Chapter 2E of the Corporations Act the following information is provided.

(a) **The Related Party to whom the Proposed Resolution would permit the Financial Benefit to be given**

The related party is Mr Anderton (or his nominee).

(b) **The Nature of the Financial Benefit**

The proposed financial benefit to be given is the grant of up to 5,000,000 Options for no cash consideration to Mr Anderton (or his nominee). The financial benefit will constitute part of Mr Anderton's remuneration package as an executive Director.

The terms of the Options to be granted to Mr Anderton (or his nominee) are set out in Annexure 1. The exercise price of each Option is 45 cents and the expiry date is 3 years form the date of issue. The terms of the Options are the same as the terms of the Options to be issued under Resolutions 3, 4 and 6.

(c) **Directors Recommendation and Basis of Financial Benefit**

The Board consists of Mr Peter Anderton, Mr Richard Payne, Mr David Lymburn, Mr Phillip Toyne and Dr Michael Douglas.

The number of Options to be granted to Mr Anderton as an executive Director and their terms were negotiated with Mr Anderton by the other Directors independent of the Resolution being Messrs Payne, Lymburn, Toyne and Douglas.

The purpose of the grant of the Options is to give Mr Anderton an incentive to provide dedicated and ongoing commitment and effort to the Company. The independent Directors consider the particular number and terms of the Options to be granted, constitute an appropriate number to adequately incentivise Mr Anderton in light of his skill, experience and reputation and when considered together with his salary and other remuneration as a full-time executive Director (as detailed below).

Mr Richard Payne, Mr David Lymburn, Mr Phillip Toyne and Dr Michael Douglas as the Directors independent of the Resolution recommend Shareholders vote in favour of the Resolution for the reasons set out above.

Mr Peter Anderton abstains from making a recommendation to Shareholders as to the Resolution as he has an interest in the outcome of the Resolution being the recipient of the Options.

(d) **Dilution**

The passing of the Resolution would have the effect of granting Mr Peter Anderton or his nominee up to 5,000,000 Options on the terms as set out in Annexure 1.

If any Options granted as proposed above are exercised the effect would be to dilute the shareholding of existing Shareholders. The market price of the Company's Shares during the period of the Options will normally determine whether or not Option holders exercise the Options. At the time any Options are exercised and Shares are issued pursuant to the exercise of the Options, the Company's Shares may be valued at a price that is higher than the exercise price of the Options.

If all Options to be granted under this Resolution were to be exercised, the effect would be to dilute the shareholding of existing Shareholders by approximately 2.5% on an undiluted basis and being based on the total number of Shares of 199,853,262 which assumes the issue of Shares following the passing of the Resolutions under this Notice.

(e) **Total Remuneration Package of Mr Peter Anderton**

The remuneration currently received by Mr Peter Anderton is A$130,000 salary per annum plus superannuation (currently 10% per annum) under the terms of an employment agreement by which the Company employs Mr Peter Anderton as chief executive officer. Macduff Pty Ltd and subsidiary companies (companies associated with Mr Peter Anderton) are contracted to be paid up to a maximum of A$230,000 per annum plus applicable GST for providing the services of Mr Anderton as technical, project management and corporate consultant to the Company. Mr Anderton may also be paid a bonus at the discretion of the Board based on the performance of the Company.

Mr Anderton receives no other form of remuneration from the Company. Mr Anderton further has a relevant interest in securities as set out below.

(f) **Existing Relevant Interest**

At the date of this Notice Mr Peter Anderton has a relevant interest in the following securities of the Company:

Name	Shares	Options	Converting Shares
Peter Anderton	1,050,000	Nil	501*

*Mr Anderton has 167 Class A Converting Shares, 167 Class B Converting Shares and 167 Class C Converting Shares. These 501 Converting Shares in total can convert to Shares to a total value of $501,000 if converting events relating to the commercialisation of the first two ethanol plants of the Company are met by 23 December 2007. If the converting events are not met by the required time, the Converting Shares are forfeited.

(g) **Trading History**

The following table gives details of the highest, lowest and the latest closing price of the Company's Shares trading on the ASX over the last 12 months.

	Date	Closing Price
Highest Price	24 February 2006	$1.00
Lowest Price	13 December 2005	28.5 cents
Latest Price	7 December 2006	42 cents

(h) **Valuation of Options**

The Company's independent advisers, Pitcher Partners Corporate (WA) Pty Ltd, have valued the Options to be granted to Peter Anderton or his nominee by reference to the Black and Scholes option pricing model based on the following assumptions.

Input		Note
Underlying Security spot price	43.5 cents	1
Exercise price	45 cents	
Dividend rate	0%	2
Standard deviation of returns	58%	3
Risk free rate	5.68%	4
Expiry date	3 years from date	

Note 1 The underlying security spot price used for the purposes of this valuation is based on the closing price as at 5 December 2006.

Note 2 As at the date of the valuation the Company had not forecast any future dividend payments. For the purposes of the valuation it is therefore assumed that the Company's share price is "ex-dividend". If dividend payments were forecast, the value of the options would be reduced.

Note 3 The anticipated standard deviation over the life of the options is based on the volatility of the Company's share price for the 6 month period prior to 1 December 2006. The volatility for the 6 month period prior to 1 December 2006 has been assumed as the expected future volatility of the Shares of the Company over the term of the Options.

Note 4 The risk free rate is the 5 year Australian Commonwealth Government bond rate as at 4 December 2005.

Based on the assumptions, the Options have been valued as follows:

Total Number of Options	Value per Option
5,000,000	18.57 cents

(i) **Other Information**

The Directors are not aware of any other information that is reasonably required by Shareholders to allow them to make a decision as to whether it is in the best interests of the Company to pass the Resolution.

ASX Listing Rule 10.11

For the purposes of ASX Listing Rule 10.11, Mr Anderton is a related party of the Company.

Accordingly, in order to grant the Options to Mr Anderton (or his nominee), the Company must obtain Shareholder approval pursuant to ASX Listing Rule 10.11.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to grant the Options to Mr Anderton as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the grant of the Options to Mr Anderton will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of matters which must be included in the notice of meeting convened to consider shareholder approval under ASX Listing Rule 10.11.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders in relation to the Resolution. This information is as follows:

(a) the Options will be granted to Mr Anderton (or his nominee);

(b) the maximum number of Options the Company will grant to Mr Anderton (or his nominee) is 5,000,000;

(c) the Options will be issued no later than one (1) month after the date of this Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules);

(d) the Options will be granted for nil cash consideration and the terms of the Options are set out in Annexure 1; and

(e) there will be no funds raised from the issue of the Options to Mr Anderton (or his nominee).

11. RESOLUTION 10 - APPROVAL TO ISSUE OPTIONS TO MR PHILLIP TOYNE

Resolution 10 seeks Shareholder approval for the grant of up to 600,000 Options to Mr Phillip Toyne (or his nominee) as part of a Director incentive scheme. Mr Phillip Toyne is a non executive Director of the Company.

Shareholder approval is required for the purposes of Chapter 2E of the Corporations Act (section 208) and ASX Listing Rule 10.11 because Mr Phillip Toyne as a Director is a related party of the Company.

Chapter 2E of the Corporations Act

Related Party Transaction

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, Mr Phillip Toyne is a related party of the Company as a Director.

Resolution 10 provides for the grant of Options to a related party, which is a financial benefit requiring Shareholder approval in the absence of a specified exception applying.

For the purpose of Chapter 2E of the Corporations Act the following information is provided:

(a) **The Related Party to whom the Proposed Resolution would permit the Financial Benefit to be given**

The related party is Mr Phillip Toyne (or his nominee).

(b) **The Nature of the Financial Benefit**

The proposed financial benefit to be given is the grant of up to 600,000 Options for no cash consideration to Mr Phillip Toyne (or his nominee).

The Options to be granted in total to Mr Phillip Toyne (or his nominee) and details of the vesting criteria, exercise price and expiry date are set out in the table below.

Tranche	Number of Options	Vesting Criteria	Exercise Price	Expiry Date
1st	200,000	*Continue as a non-executive director until 31 March 2008 and the closing Share price on ASX exceeds 65 cents on any 10 trading days prior to 31 March 2008.	$1 in total for all the Options	5 years from date of issue
2nd	200,000	*Continue as a non-executive director until 31 March 2009 and the closing Share price on ASX exceeds 75 cents on any 10 trading days prior to 31 March 2009.	$1 in total for all the Options	5 years from date of issue
3rd	200,000	*Continue as a non-executive director until 31 March 2010 and the closing Share price on ASX exceeds 85 cents on any 10 trading days prior to 31 March 2010.	$1 in total for all the Options	5 years from date of issue

*The service period vesting criteria will be waived so that this vesting criteria will be deemed satisfied in the event of a takeover of the Company succeeding.

If the vesting criteria are not satisfied, the Options lapse. If the vesting criteria are satisfied, only A$1 is required to exercise a tranche of options for Mr Phillip Toyne.

The Options will be granted within one month of the date of the Meeting. It is not the current intention of the Company for the Options to be quoted.

Otherwise, the general terms and conditions of all the Options are set out in Annexure 2.

(c) **Directors Recommendation and Basis of Financial Benefit**

The Board consists of Mr Peter Anderton, Mr Richard Payne, Mr David Lymburn, Mr Phillip Toyne and Dr Michael Douglas.

By Resolution 10, Options are proposed to be granted to Mr Phillip Toyne, a non executive Director. The number of Options to be granted to Mr Phillip Toyne and the terms of the Options was negotiated by all of the other Directors of the Company. The number and terms of the Options to be granted match the number and terms of Options granted to the other non-executive Directors at a Shareholders' meeting on 27 April 2006.

The purpose of the Options is to give Mr Phillip Toyne incentive to provide dedicated ongoing commitment and effort to the Company. The independent Directors in each case consider the particular number and terms of the Options to be granted to Mr Phillip Toyne to constitute an appropriate number to adequately incentivise him in light of his skill, experience and reputation and when considered together with his other remuneration as a non-executive Director (as detailed below). The independent Directors in each case thereby recommend that Shareholders vote in favour of the Resolution.

Mr Phillip Toyne abstains from making a recommendation to Shareholders as to Resolution 10 as he has a material personal interest in the outcome of Resolution 10 being the recipient of the Options.

(d) **Dilution**

The passing of the Resolution 8 would have the effect of granting Mr Phillip Toyne (or his nominee) Options on the terms as set out Annexure 2.

If any Options granted as proposed above are exercised the effect would be to dilute the shareholding of existing Shareholders. The market price of the Company's Shares during the period of the Options will normally determine whether or not option holders exercise the Options. At the time any Options are exercised and Shares are issued pursuant to the exercise of the Options, the Company's Shares may be valued at a price that is higher than the exercise price of the Options.

If the 600,000 Options to be granted under Resolution 10 to Mr Phillip Toyne or his nominee were to be exercised, the effect would be to dilute the shareholding of existing Shareholders by approximately 0.3% on an undiluted basis and being based on the total number of Shares of 199,853,262 which assumes the issue of Shares following the passing of the Resolutions under this Notice.

(e) **Total Remuneration Package of Mr Phillip Toyne**

The remuneration received by Mr Phillip Toyne is A$50,000 per annum consisting of a director's fee. Mr Toyne is entitled to be reimbursed for reasonable expenses in providing his services.

(f) **Existing Relevant Interest**

Mr Toyne and his associates do not currently have a relevant interest in any Shares. Additionally, Mr Toyne has no current relevant interest in any Options.

(g) **Trading History**

The following table gives details of the highest, lowest and the latest closing price of the Company's Shares trading on the ASX over the last 12 months.

	Date	**Closing Price**
Highest Price	24 February 2006	$1.00
Lowest Price	13 December 2005	28.5 cents
Latest Price	7 December 2006	42 cents

(h) **Valuation of Options**

The Company's independent advisers, Pitcher Partners Corporate (WA) Pty Ltd, have valued the Options to be granted to Mr Phillip Toyne or his nominee by reference to the Black and Scholes option pricing model based on the assumptions:

Input		**Note**
Underlying Security spot price	43.5 cents	1
Exercise price	Nominal amount	2
Dividend rate	0%	3
Standard deviation of returns (annualized)	58%	4
Risk free rate	5.68%	5
Expiry date	5 years from date of issue	

Note 1 The underlying security spot price used for the purposes of this valuation is based on the closing price as at 5 December 2006.

Note 2 The exercise price has been calculated based on A$1 for each tranche of 200,000 Options.

Note 3 As at the date of the valuation the Company had not forecast any future dividend payments. For the purposes of the valuation it is therefore assumed that the Company's share price is "ex-dividend". If dividend payments were forecast, the value of the options would be reduced.

Note 4 The anticipated standard deviation over the life of the options is based on the volatility of the Company's share price for the 6 month period prior to 1 December 2006. The volatility for the 6 month period prior to 1 December 2006 has been assumed as the expected future volatility of the Shares of the Company over the term of the Options.

Note 5 The risk free rate is the 5 year Australian Commonwealth Government bond rate as at 4 December 2006.

The total value of the Options has been discounted by between 10% to 20% due to the vesting conditions attached.

Based on the assumptions, the Options to be issued to Mr Phillip Toyne have been valued as follows:

Series	Total Number of Options	Value per Option
Tranche 1	200,000	36.98 cents
Tranche 2	200,000	34.80 cents
Tranche 3	200,000	32.63 cents

(i) **Other Information**

The Directors are not aware of any other information that is reasonably required by Shareholders to allow them to make a decision as to whether it is in the best interests of the Company to pass the Resolution.

ASX Listing Rule 10.11

For the purposes of ASX Listing Rule 10.11, Mr Phillip Toyne is a related party of the Company.

Accordingly, in order to grant the Options to Mr Phillip Toyne (or his nominee), the Company must obtain Shareholder approval pursuant to ASX Listing Rule 10.11.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to grant the Options to Mr Phillip Toyne as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the grant of the Options to Mr Phillip Toyne will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of matters which must be included in the notice of meeting convened to consider shareholder approval under ASX Listing Rule 10.11.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders in relation to the Resolution. This information is as follows:

(a) the Options will be granted to Mr Phillip Toyne or his nominee;

(b) the number of Options the Company will grant is up to 600,000 Options to Mr Phillip Toyne or his nominee;

(c) the Options will be issued no later than one (1) month after the date of this Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules);

(d) the Options will be granted for nil cash consideration and the terms of the Options are set out at section 11 of this Explanatory Statement and in Annexure 2;

(e) there will be no funds raised from the issue of the Options to Mr Phillip Toyne (or his nominee); and

(f) the purpose of the grant of Options to Mr Phillip Toyne is to give him an incentive to provide dedicated and ongoing commitment and effort to the Company. The Company acknowledges the issue of the Options to a non-executive Director is contrary to recommendation 9.3 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations. However, the Board considers the grant of the Options to be reasonable in the circumstances given the Company's size and stage of development and the necessity to attract and retain the highest calibre of professionals to the role of non-executive Director whilst maintaining the Company's cash reserves.

AUSTRALIAN ETHANOL LIMITED

ABN 83 061 375 442

GLOSSARY

In the Notice and this Explanatory Statement the following expressions have the following meanings:

"**A$**" means Australian dollars.

"**ASX**" means the Australian Stock Exchange Limited.

"**ASX Listing Rules**" or "**Listing Rules**" means the listing rules of the ASX.

"**Bluecrest**" means BlueCrest Special Situations Master Fund Limited (or its nominee).

"**Board**" means the board of Directors.

"**Company**" or "**AAE**" means Australian Ethanol Limited (ABN 83 061 375 442).

"**Cornell Capital**" means Cornell Capital Partners LP.

"**Corporations Act**" means the Corporations Act 2001.

"**Directors**" means the directors of the Company.

"**EST**" means Eastern Standard Time, Melbourne, Victoria.

"**Explanatory Statement**" means this Explanatory Statement.

"**Meeting**" means the meeting convened by this Notice.

"**Notice**" means the notice of general meeting which accompanies this Explanatory Statement.

"**Option**" means an option to acquire a Share.

"**Resolution**" means a resolution referred to in the Notice.

"**Share**" means a fully paid ordinary share in the capital of the Company.

"**Shareholders**" means a registered holder of Shares in the Company.

"**Transocean**" means Transocean Securities Pty Ltd.

"**Transocean Mandate Agreement**" means the mandate letter agreement dated 28 November 2006 between Transocean and the Company.

"**US$**" means United States dollars.

"**US**" or "**USA**" means United States of America.

Annexure 1

Terms of Options to be issued under Resolutions 3, 4, 6 and 9

The general terms and conditions of the Options are as follows:

(a) Each Option entitles the Option holder to acquire one Share in the Company.

(b) Each Option will expire on the date 3 years after the date the Options are issued to each Option holder.

(c) The exercise price of each Option is 45 cents.

(d) *Each Option will be exercisable at any time prior to its expiry date, subject to the Option holder issuing a notice of exercise in respect of the Options being exercised.

(e) Subject to any restrictions imposed by the Corporations Act, ASX Listing Rules and the constitution of the Company, each Option is freely transferable.

(f) If the Option holder holds more than one Option, all or any of the Options may be exercised from time to time by notice given in writing to the Company received prior to their expiry date together with the payment in full of the relevant exercise price by cheque, or such other means of payment acceptable to the Directors of the Company.

(g) There is no inherent right in Options to participate in any new issue of securities which may be offered to Shareholders of the Company from time to time prior to exercise of the Options. However, the Directors of the Company will ensure that during the exercise period for the purpose of determining entitlements to any such new issue, the books closing date will be at least 10 business days after such new issue is announced and that the Option holder will be given written notice on the day of such announcement. This will give the Option holder an opportunity to exercise the Options prior to the books closing date of any such new issues.

(h) In the event of any reorganisation of the issued capital of the Company, the terms of the Options shall be changed (as appropriate) in accordance with the ASX Listing Rules.

(i) Upon exercise of the Options, the Shares issued will rank pari passu with existing Shares in the Company.

(j) The Options will not be quoted on ASX unless the Company (subject to the ASX Listing Rules) seeks to do so. However, the Company will make application to ASX for the quotation of Shares in the Company issued on the exercise of Options within the timeframe prescribed by the ASX Listing Rules.

(k) If there is a pro rata issue (except a bonus issue) to holders of Shares in the Company, the exercise price of the Options may be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(l) If there is a bonus issue to holders of Shares in the Company, the number of Shares over which an Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(m) The Options do not confer on the Option holder any right to participate in dividends until Shares in the Company are allotted pursuant to the exercise of the Options.

*The exercise of Options issued to Bluecrest or its nominees under Resolutions 3 and 4 are subject to any restrictions imposed by the Foreign Acquisitions and Takeovers Act 1975.

Annexure 2

General Terms of Options proposed to be issued to Mr Phillip Toyne under Resolution 10

The vesting criteria, exercise price and the expiry date of the Options to be issued to Mr Phillip Toyne under Resolution 10 are set out in the Explanatory Statement.

The general terms and conditions of the Options are as follows:

(a) Each Option entitles the Option holder to acquire one Share in the Company.

(b) Subject to any vesting criteria, each Option will be exercisable at any time prior to its expiry date, subject to the Option holder issuing a notice of exercise in respect of the Options being exercised.

(c) Subject to any vesting criteria and restrictions imposed by the Corporations Act, ASX Listing Rules and the constitution of the Company, each Option is freely transferable.

(d) If the Option holder holds more than one Option, all or any of the Options may be exercised from time to time by notice given in writing to the Company received prior to their expiry date together with the payment in full of the relevant exercise price by cheque, or such other means of payment acceptable to the Directors of the Company.

(e) There is no inherent right in Options to participate in any new issue of securities which may be offered to Shareholders of the Company from time to time prior to exercise of the Options. However, the Directors of the Company will ensure that during the exercise period for the purpose of determining entitlements to any such new issue, the books closing date will be at least 10 business days after such new issue is announced and that the Option holder will be given written notice on the day of such announcement. This will give the Option holder an opportunity to exercise the Options prior to the books closing date of any such new issues.

(f) In the event of any reorganisation of the issued capital of the Company, the terms of the Options shall be changed (as appropriate) in accordance with the ASX Listing Rules.

(g) Upon exercise of the Options, the Shares issued will rank pari passu with existing Shares in the Company.

(h) The Options will not be quoted on ASX unless the Company (subject to the ASX Listing Rules) seeks to do so. However, the Company will make application to ASX for the quotation of Shares in the Company issued on the exercise of Options within the timeframe prescribed by the ASX Listing Rules.

(i) If there is a pro rata issue (except a bonus issue) to holders of Shares in the Company, the exercise price of the Options may be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(j) If there is a bonus issue to holders of Shares in the Company, the number of Shares over which an Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(k) The Options do not confer on the Option holder any right to participate in dividends until Shares in the Company are allotted pursuant to the exercise of the Options.

PROXY FORM

APPOINTMENT OF PROXY
AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

GENERAL MEETING

I/We ______________________

being a Member of Australian Ethanol Limited entitled to attend and vote at the General Meeting, hereby

Appoint ______________________

Name of Proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria on 19 January 2007 at 10am (EST) and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	**AGAINST**	**ABSTAIN**
Resolution 1	Ratification of Issue of Shares to Cornell Capital Partners LP	☐	☐	☐
Resolution 2	Approval to Issue Shares to Cornell Capital Partners LP	☐	☐	☐
Resolution 3	Ratification of Issue of Options to Bluecrest Special Situations Master Fund Limited	☐	☐	☐
Resolution 4	Approval to Issue Options to Bluecrest Special Situations Master Fund Limited	☐	☐	☐
Resolution 5	Approval of Placement	☐	☐	☐
Resolution 6	Issue of Mandate Securities to Transocean Securities Pty Ltd	☐	☐	☐
Resolution 7	Approval to Issue Shares to Alberici Constructors Inc	☐	☐	☐
Resolution 8	Approval to Change Company Name	☐	☐	☐
Resolution 9	Approval to Issue Options to Mr Peter Anderton	☐	☐	☐
Resolution 10	Approval to Issue Options to Mr Phillip Toyne	☐	☐	☐

If the chair of the meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that the votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest. The Chair intends to vote any such undirected proxies in favour of all resolutions. If you do not mark this box, and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on resolution. ☐

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your Shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is...........%

Please return this Proxy Form to the Company Secretary, Australian Ethanol Limited, Level 9,Como Office Tower, 644 Chapel Street, South Yarra, Victoria or by post to PO Box 6268, Chapel Street North, South Yarra, Victoria, 3141 or by fax to (03) 8689 3001 by 10am (EST) on 17 January 2007.

Signed this day of 2006/7

By:

Individuals and joint holders	**Companies (affix common seal if appropriate)**
Signature	**Director**
Signature	**Director/Secretary**
Signature	**Sole Director and Sole Secretary**

AUSTRALIAN ETHANOL LIMITED
ABN 83 061 375 442

Instructions for Completing Appointment of Proxy Form

1. In accordance with section 249L a shareholder of the Company who is entitled to attend and cast two or more votes at a General Meeting of shareholders is entitled to appoint two proxies. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

    - 2 directors of the company;
    - a director and a company secretary of the company; or
    - for a proprietary company that has a sole director who is also the sole company secretary – that director.

    For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting.

5. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. In accordance with section 250BA of the Corporations Act, the Company specified the following for the purposes of receipt of proxy appointments:

Registered Office:	Level 9 Como Office Tower 644 Chapel Street South Yarra, Victoria, 3141
Fax Number:	+61 3 8689 3001
Postal Address:	PO Box 6268 Chapel Street North, South Yarra, Victoria, 3141

AUSTRALIAN ETHANOL LIMITED

22 December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

COMPANY SECRETARY APPOINTMENT

Australian Ethanol Limited (ASX Code AAE) is pleased to advise the appointment of Bruce Arnold to the position of Company Secretary, effective 22 December 2006.

Mr Arnold has been appointed as Chief Financial Officer and Company Secretary. Mr Arnold has extensive financial experience in Australia and with overseas companies having worked previously with the Ticor Limited as Chief Financial Officer and has 16 years experience in mining and industrial processing operations. Prior to this he worked for Coopers & Lybrand across a broad range of industries and roles. He is a chartered accountant and brings solid corporate financial management and statutory compliance capabilities to the AAE Melbourne team.

The Board gratefully acknowledges the contribution of Rob Pedulla past six months in his role as Company Secretary prior to the relocation of the office to Melbourne.

For further information, please contact:

Peter Anderton
Tel: +61 3 8689 3000

Yours faithfully

PETER ANDERTON
Chairman and CEO

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JAN 17 P 3:47

11 January 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir / Madam

CHANGE OF ADDRESS

Australian Ethanol Limited (ASX Code AAE) advises that the corporate office has been relocated from Perth to Melbourne.

Address - Level 9
Como Centre
644 Chapel Street
South Yarra VIC 3141

Phone: + 61 3 8689 3000
Fax:: + 61 3 8689 3001

For further information, please contact:

Peter Anderton
Tel: +61 3 8689 3000

Bruce Arnold
Company Secretary
Tel: +61 3 8689 3000

Yours faithfully

PETER ANDERTON
Chairman and CEO

AUSTRALIAN ETHANOL LIMITED

RECEIVED

2007 JUL 17 P 3:47

19 January 2007

The Announcements Officer
Australian Stock Exchange (Sydney) Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

OUTCOME OF GENERAL MEETING RESOLUTIONS

Please be advised that the resolutions put to shareholders at the General Meeting of Shareholders today were all carried without amendment on a show of hands.

The valid proxy votes received no later than 10am (EST) on Wednesday 17 January 2007 in respect of the resolutions put to the meeting are detailed below.

RESOLUTION 1 - Ratification of Issue of Shares to Cornell Capital Partners LP

The Company approves and ratifies the issue of 762,195 ordinary fully paid shares in the capital of the Company on or about 7 December 2006 to Cornell Capital Partners LP in satisfaction of an implementation fee and otherwise on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting.

Proxy Votes

Votes where the proxy was directed to vote in favour	18,249,647
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	68,394
Votes where the proxy was directed to abstain from voting	16,000

The motion was carried unanimously on a show of hands.

RESOLUTION 2 - Approval to Issue Shares to Cornell Capital

Approval is given for the Company to allot and issue ordinary fully paid shares in the capital of the Company to Cornell Capital Partners LP in satisfaction of an activation fee of $312,500 under an equity line of credit facility and otherwise on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting.

Proxy Votes

Votes where the proxy was directed to vote in favour	18,244,447
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	84,394
Votes where the proxy was directed to abstain from voting	5,200

The motion was carried unanimously on a show of hands.

Australian Ethanol Limited ABN 83 061 375 442
PO Box 6268, South Yarra Vic 6872 Telephone: +61 8 9322 9110 Facsimile: +61 8 9322 1007

RESOLUTION 3 – Ratifications of Issue Options to Bluecrest Special Situations Master Fund Limited

The Company approves and ratifies the allotment and issue of 11,350,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each on 30 November 2006 and an expiry date of 3 years from the date of issue to Bluecrest Special Situations Master Fund Limited (or its nominee).

Proxy Votes

Votes where the proxy was directed to vote in favour	18,244,447
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	84,394
Votes where the proxy was directed to abstain from voting	5,200

The motion was carried unanimously on a show of hands.

RESOLUTION 4 – Approval to Issue Options to Bluecrest Special Situations Master Fund Limited

Approval is given for the Company to allot and issue 650,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue to BlueCrest Special Situations Master Fund Limited (or its nominee) and otherwise on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting.

Proxy Votes

Votes where the proxy was directed to vote in favour	18,244,447
Votes in favour by exercise of discretion of Chairman or nominee	36,531
Votes where the proxy was directed to vote against	68,394
Votes where the proxy was directed to abstain from voting	23,200

The motion was carried unanimously on a show of hands.

RESOLUTION 5 – Approval of Placement

Approval is given for the Company to allot and issue up to 114,285,715 ordinary fully paid shares in the capital of the Company at 35 cents each to institutional, sophisticated and professional investors and otherwise on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting.

Proxy Votes

Votes where the proxy was directed to vote in favour	5968,948
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	68,394
Votes where the proxy was directed to abstain from voting	12,296,699

The motion was carried unanimously on a show of hands.

RESOLUTION 6 – Issue of Mandate Securities to Transocean Securities Pty Ltd

Approval is given for the Company to allot and issue up to 5,000,000 ordinary fully paid shares in the capital of the Company and up to 6,000,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue to Transocean Securities Pty Ltd

Proxy Votes

Votes where the proxy was directed to vote in favour	18,253,147
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	68,394
Votes where the proxy was directed to abstain from voting	12,500

The motion was carried unanimously on a show of hands.

RESOLUTION 7 - Approval to Issue Shares to Alberici Constructors Inc

Approval is given for the Company to allot and issue 1,201,923 ordinary fully paid shares in the capital of the Company at 54.6 cents each to Alberici Constructors Inc (or its nominee).

Proxy Votes

Votes where the proxy was directed to vote in favour	18,240,447
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	68,394
Votes where the proxy was directed to abstain from voting	25,200

The motion was carried unanimously on a show of hands.

RESOLUTION 8 - Approval to Change Company Name

That, for the purposes of section 157 of the Corporations Act and for all other purposes, the name of the Company be changed from "Australian Ethanol Limited" to "Agri Energy Limited.

Proxy Votes

Votes where the proxy was directed to vote in favour	18,194,080
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	139,961
Votes where the proxy was directed to abstain from voting	-

The motion was carried unanimously on a show of hands.

RESOLUTION 9 - Approval to Grant Options to Mr Peter Anderton

Approval is given for the Company to issue to Mr Peter Anderton or his nominee up to 5,000,000 options to acquire ordinary fully paid shares in the capital of the Company at an exercise price of 45 cents each and an expiry date of 3 years from the date of issue on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting

Proxy Votes

Votes where the proxy was directed to vote in favour	17,831,524
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	490,317
Votes where the proxy was directed to abstain from voting	12,200

The motion was carried unanimously on a show of hands.

<u>RESOLUTION 10 - Approval to Issue Options to Mr Philip Toyne</u>

Approval is given for the Company to issue to Mr Phillip Toyne or his nominee up to 600,000 options to acquire ordinary fully paid shares in the capital of the Company to be issued on the terms and conditions set out in the Explanatory Statement accompanying the Notice of General Meeting.

Proxy Votes

Votes where the proxy was directed to vote in favour	18,140,589
Votes in favour by exercise of discretion of Chairman or nominee	38,531
Votes where the proxy was directed to vote against	160,252
Votes where the proxy was directed to abstain from voting	33,200

The motion was carried unanimously on a show of hands.

Details of the resolutions referred to above are set out in the Notice of General Meeting which was sent to the ASX on 18 December 2006.
Yours faithfully

PETER ANDERTON
CHAIRMAN & CEO

If you have any further enquiries please contact

Peter Anderton
Chairman and CEO
+ 61 3 8689 3000

Bruce Arnold
Company Secretary
+ 61 3 8689 3000

AGRI ENERGY
LIMITED

29 January 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

AGRI ENERGY LIMITED
BEATRICE BIODIESEL PROJECT FINANCE

Dear Sir/Madam,

Agri Energy Limited (ASX code: AAE) formerly Australian Ethanol Limited, today announced the signing of the senior debt facility of US$33 million for the development of the Beatrice Biodiesel Project. Coupled with the equity raising of AUD$40 million (US$31 million) approved by shareholders at the Shareholder Meeting in Melbourne, Australia on 19 January 2007, this completes the project finance package for development of the Beatrice Biodiesel Project in Nebraska, United States.

The senior debt documentation was signed on Friday 26 January 2007 in Minneapolis Minnesota with Agstar Financial Services, a major United States midwest farm credit agency backed by the Federal Government and lead bank, Home Federal Savings Bank, US Canadian Biofuels Inc, the United States wholly owned subsidiary of AAE and Beatrice Biodiesel LLC, the wholly owned Nebraska based developer of the Beatrice Biodiesel Project. The senior debt facility is a ten year loan package of US$28 million plus a US$5 million working capital facility.

The document signing was attended by the Agri Energy Limited Chairman and CEO, Mr Peter Anderton, US Canadian Biofuels Inc CEO, Ms Carla O Andres and Mr Grant Freeman the representative of the AAE group's Sydney based merchant bank and financial advisers, Transocean Securities Pty Ltd.

The Beatrice Biodiesel project is 95% complete with engineering, all major equipment has been ordered, a majority of the site contracts have been awarded and construction is over 15% complete. The project is on budget and scheduled for biodiesel production in September of 2007.

After the signing of the senior debt documentation, Mr Anderton said "This is a landmark day for Agri Energy Limited and now enables the group to proceed forward to cash flow later in the year. The Company can now consolidate on other strategic plans and opportunities in Australia, the United States and Europe."

"After the difficulties associated with the collapse of Amaranth LLC which was contracted to provide the initial equity package to the 50 million gallon per year Beatrice Biodiesel Project, it is pleasing that the Company has secured the ongoing support of its bankers and shareholders to take the group forward to biofuels production."

US Canadian Biofuels Inc this month also submitted the Air Emissions Permit Application to the Sate of Nebraska Department of Environmental Quality (NDEQ) for the Beatrice Ethanol Project to be developed adjacent to the biodiesel facility. Financing for the ethanol facility is planned for the second half of calendar 2007. The Beatrice biofuels complex will be the first integrated ethanol and biodiesel facility to be constructed internationally. An oil seed crusher is also planned for development at the Beatrice biofuels complex over the next three years.

Agri Energy Limited will allot the new shares approved by shareholders, at the 19 January 2007 general meeting, today. The new shares will be fully tradable on the Australian Stock Exchange later in the week.

Yours faithfully

Peter W F Anderton
Chairman & Chief Executive Officer
Agri Energy Limited

For further information contact

Peter Anderton	Agri Energy	+ 61 3 8689 3000
Jacinda C Kettmann	Agri Energy	+ 61 3 8689 3000
Carla O Andres	US Canadian Biofuels Inc	+ 1 920 366 6515

BACKGROUND

The Beatrice Biodiesel Project ("Project") is a Biodiesel production facility being developed by Beatrice Biodiesel LLC ("BBL") in Beatrice, Nebraska, United States to produce a design output of 50 million gallon per year (190 million litre per year) of high quality B100 biodiesel to the US ASTM 6751 specifications along with 50 million pounds of technical grade glycerine. BBL is a wholly owned subsidiary of Agri Energy Limited.

The project will consume 375 million lbs of crude soy oil using the Axens second generation, solid catalyst process (www.axens.net). The project is the first solid catalyst biodiesel facility to be constructed outside Europe and sister facility to the highly successful Sete plant in the south of France which is owned and operated by Diester Industries. Diester Industries is the world's largest biodiesel producer and supplier of high quality biodiesel into the rapidly expanding European market.

The Beatrice Biodiesel project is the largest biodiesel manufacturing facility operating or being constructed in the United States.

Crude soy oil will be supplied to BBL by CHS Inc (www.chsinc.com) under a three year oil supply contract. In addition, all the biodiesel will be marketed under a five year off take contract with Provista Fuels (www.provistafuels.com), a wholly owned subsidiary of CHS Inc. CHS Inc is the largest agri energy company in the United States with ownership in over 2,500 cooperatives representing over 400,000 farmers and ranchers together with the energy company Cenex, who are the largest transport fuel refiner, distributor and retailer in the US mid west. Cenex are also the largest distributors of diesel and the biggest retailers of E85 blended biofuels in the United States. CHS Inc are a Fortune 500 Company in the United States with revenues in 2005 in excess of US$11 billion.

The Project construction manager is Alberici Constructors Inc. (www.alberici.com). Alberici is a diversified billion dollar per annum turnover construction group based in St Louis, Missouri. The Company is currently undertaking substantial construction activity in Nebraska and has a long and respected history of successful project delivery of large industrial developments.

The Project is scheduled for a late summer start-up and biodiesel production in September 2007.

For further information contact

David Blythe
Managing Director
Beatrice Biodiesel LLC
Kinney Drive Beatrice
Nebraska USA 68310
Ph: + 1 402 228 9793

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

AGRI ENERGY LIMITED

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	120,487,638
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	119,285,715 shares at $0.35 per share 1,201,923 shares at $ 0.546 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Equity placement 119,285,715, shares to fund equity for Beatrice Biodiesel project and working capital. 1,201,923 shares consideration Alberici Constructors being construction Manager for Beatrice project.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,615,458	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of not more than 5 days) 83,000 ordinary fully paid shares divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

Number	+Class
250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
860,000	Options expiring 31 December 2008 exercisable at $0.50 each

+ See chapter 19 for defined terms.

Number	+Class
11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each
6,650,000	Options expiry 29 January 2010 Exercise price $0.45 each.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 Janaury 2007
(Director ~~/ Company Secretary~~)

Print name: PETER ANDERTON

+ See chapter 19 for defined terms.

AGRI ENERGY
LIMITED

30 January 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sirs,

Issue of Agri Energy Limited Securities – Secondary Trading Notice ("Notice") Notification Pursuant to Section 708A (5) (e) of the Corporations Act 2001

This Notice is given by Australian Ethanol Limited ("**Company**") under section 708A(5)(e) of the Corporations Act ("**Act**") in relation to the issue of 120,487,638 ordinary fully paid shares ("**Securities**") by the Company as announced on 30 January 2007.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. A sale of the Securities noted above will fall within the exemption in section 708A (5) of the Act.

(a) the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

(b) as at the date of this Notice the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

(c) as at the date of this Notice there is no information:

(1) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(2) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

i. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or
ii. the rights and liabilities attaching to the Securities

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Corporate & Public Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED


fueling our future

1 October - 31 December 2006

quarterly *report*

INFORMING OUR SHAREHOLDERS AND FUELING OUR FUTURE

highlights

- Name changed to Agri Energy Limited.
- Relocated Head Office of the Group to Melbourne, Australia.
- Completed an equity raising of AUD$40 million with placement to institutional and sophisticated investors to be used in conjunction with the senior debt facility to complete the project financing package for the Beatrice Biodiesel Project.
- Signed senior debt package with Agstar Financial Services and Home Federal Savings Bank for US$28 million plus a US$5 million working capital facility for the Beatrice Biodiesel Project.
- Executed a five year employment contract with the Chief Executive Officer, Mr Peter Anderton.
- Put in place an AUD$25 million equity line of credit facility with Cornell Capital LLC.
- Developed a fuel ethanol offtake arrangement for a substantial portion of the output of the Swan Hill Ethanol Project.
- Progressed the development of the Beatrice Biodiesel Project in Beatrice, Nebraska United States. Construction is over 15% complete. Project remains on budget and on schedule for start up in August 2007 and scheduled production in September 2007.
- Negotiated conditional agreement to acquire a major agricultural services business in North Eastern Victoria, Australia.
- Strengthened the Group Management team with the addition and recruiting of senior management personnel in the United States, Europe and Australia.
- Negotiated conditional contract to acquire Central European Biofuels Pty Ltd. The Company has plans to develop an oil seed crushing facility in Eastern Europe (to supply feedstock to the rapidly growing Western European biodiesel industry) and a biodiesel business in Central Europe.
- Held the Annual General Meeting in November 2006 and a Meeting of Shareholders in January 2007 to approve AUD$40 million equity raising and ratification of the issue of a number of options to various parties. At both meetings all resolutions were approved by shareholders.

AGRI ENERGY
LIMITED

Agri Energy Limited ("AAE") was formerly Australian Ethanol Limited. The change of name was approved by shareholders at the 19 January 2007 Meeting of Shareholders held in Melbourne, Australia and better reflects the global and diversified strategy of the Company in the biofuels business.

The ASX stock code of the Company remains AAE and has not changed as a result of the change of Company name.

Agri Energy Limited (AAE) has a global focus to produce and distribute consistent, high quality biofuels to mature markets and to expand the business based on operational best practice in the rapidly growing renewable fuels industry.

The relocation of the Head Office of Agri Energy Limited from Perth to Melbourne, was completed in December 2006. The Melbourne based management team has expanded significantly following redundancies as a result of down sizing the Perth office.

During the quarter, the Company was pleased to announce the recruitment of the following key executives. (Summary resumes of all individuals are included in this Quarterly ASX announcement).

- Chief Financial Officer and Company Secretary, Agri Energy Limited – Bruce Arnold
- Chief Executive Officer, Australian Biofuels Pty Ltd – Wayne Turner
- Chief Executive Officer, Central European Biofuels Pty Ltd – David Messina
- Financial Controller, Agri Energy Limited – Graeme Lay
- Plant Manager, Beatrice Biodiesel Project – Brent Frahm
- Feedstock and Agriculture, Agri Energy Limited
    - Eastern Australia – Stewart Rendell
    - Western Australia and Europe – Monty House
    - Hungary – Dr András Gombos
- Project Manager, Swan Hill Ethanol Project – Larry Sirmans



Fit out of the Melbourne Office was completed in December 2006 with the office fully operational as of January 2007. The office is led by the AAE Chief Executive Officer, Mr Peter Anderton who has relocated from Perth to Melbourne.

In December 2006, the Company entered into a five year contract with the Chief Executive Officer, Mr Peter Anderton, to secure his services through the next stage of the development of the AAE Group.

During and subsequent to the end of the quarter, the Company held two Shareholders Meetings. The Annual General Meeting approved all resolutions including, amongst other items, the adoption of the remuneration report, the re-election of Directors and the issue of 800,000 shares to Multiplex Engineering Pty Ltd. The General Meeting in January approved resolutions, amongst other items, the issue of 120,487,638 shares to raise AUD$40 million and the ratification and approval for 18 million options to the Group's financial advisers and merchant bankers, Transocean Securities, BlueCrest Special Situations Master Fund Limited ("BlueCrest"), as part of the unsecured bridging loan facility. In addition, the issue of 5.6 million options to Directors was also approved at the meeting.

After the capital raising, approved by shareholders at the Meeting of Shareholders on 19 January 2007, the new capital structure of the Company is represented by 202,615,458 ordinary fully paid shares and 18 million options held by corporations at 45 cents with expiry after three years, together with certain Employee and Directors options issued and approved.

As part of the capital raising committed by investors in December 2006, BlueCrest provided an AUDS10 million unsecured bridging debt facility to the Company which was assigned to shares on completion as part of the placement. The approval of the capital raising at the Meeting of Shareholders on 19 January 2007 resulted in the repayment of the BlueCrest debt facility in full.

On 29 January 2007, the Company announced the signing of the Beatrice Biodiesel LLC senior debt facility of US$33 million for the development of the Beatrice Biodiesel Project. Coupled with the capital raising of AUD$40 million (US$31 million) approved by shareholders at the Meeting of Shareholders in Melbourne, Australia on 19 January 2007, the project finance package for development of the Beatrice Biodiesel Project in Nebraska, United States is completed.

In December, the AUD$25 million Equity Line of Credit ("ELC") transaction was completed with Cornell Capital LLC ("Cornell"). The ELC provides a flexible "on tap" funding option for the Company where drawdowns are effected through a series of placements over a period of up to 3 years. The size and timing of the drawdowns are at the discretion of the Company, within specified ranges depending on the volume of AAE stock traded. There is no minimum utilisation or ongoing commitment fee payable. Pricing for each placement will be based on a 3% discount to the lowest daily volume weighted average price ("VWAP") during a 5 day pricing period subject to a minimum stipulation by the Company.

The Cornell Facility provides the Company with security of funding through an ability to increase its capital position at any time with no restriction on the use of the funds raised. As a result, it can be used to augment core funding of AAE for existing projects or accelerate new projects pending implementation of specific and dedicated funding programs.

AAE negotiated conditional agreements to acquire an agricultural services business in North Eastern Victoria, Australia, as well as an oil seed and biofuels opportunity in Central Europe. Settlement on these acquisitions is scheduled for the first half of 2007. A strategic arrangement with a major biofuels distribution Company is also in development which will include an offtake for a substantial portion of the ethanol production from the Swan Hill Ethanol Project.

activities for the quarter

finance

Corporate costs for the quarter were AUD$2.4 million and carry the cost of relocating and establishing the corporate office in Melbourne and the down sizing of the Perth Office. Project construction costs, development and new business opportunities were AUD$10.5 million. Cash on hand at the end of the quarter was AUD$8.1 million.

US CANADIAN BIOFUELS INC

US Canadian Biofuels Inc ("USCB") is the wholly owned United States subsidiary established to hold the United States assets of the AAE Group. USCB is head quartered in Green Bay, Wisconsin. The office is led by the USCB Chief Executive Officer, Ms Carla O Andres.



During the quarter, USCB consolidated management personnel, management structures and procedures in the Green Bay office. Financial, research and strategy, together with administrative structures were established. The office has five employees including two part time intern students. The Group will relocate to leased premises in the March 2007 quarter.

The United States Head Office Group manage the corporate compliance, strategy, project financing activities, product marketing, investor and government relations together with financial controls of the total United States operations.

USCB is managed by an executive committee which consists of senior executives of AAE and the United States subsidiaries. These include: the AAE Chief Executive Officer, Mr Peter Anderton who is also the Chairman of the Executive Committee; AAE Head of Strategy, Ms Michelle Graham; AAE main board US based Director, Dr Michael G Douglas; USCB Chief Executive Officer, Ms Carla O Andres; BBL and BEL Managing Director, Mr David Blythe and the USCB Controller, Mr Ray Zipprich.

The executive committee oversees the preparation of the United States strategic plan and monitors the management and operations of USCB and subsidiaries. The Group is currently pursuing a number of biofuels opportunities in North America. Opportunities include ethanol and biodiesel developments in South Dakota, Indiana, Arkansas, Nebraska and other western regions of the midwest corn and soy belt. The executive committee carefully monitors all opportunities presented to the AAE Group and makes recommendations to the AAE Board on commitment of funds. The United States Group is also proactive in pursuing a range of priority developments in targeted agricultural regions. Strict criteria apply to the pursuit of opportunities and relationships with local and national business partners.

BEATRICE BIODIESEL LLC

Beatrice Biodiesel LLC ("BBL") is a wholly owned subsidiary of USCB. BBL owns 100% of the Beatrice Biodiesel Project being developed near the town of Beatrice, 35 miles south of the state capital, Lincoln, Nebraska. The Company is led by the BBL Managing Director, Mr David Blythe.

The Group's corporate flagship, the Beatrice Biodiesel Project advanced substantially during the quarter. Through a AUD$40 million equity raising approved by AAE shareholders at the Shareholders Meeting held on 19 January 2007 and the signing of the Agstar Financial Services ("Agstar") AUD$28 million loan facility plus US$5 million working capital facility in January 2007, project finance for the Beatrice Biodiesel Project is now in place.

The senior debt documentation was signed in January in Minneapolis, Minnesota with Agstar, a major United States Farm Credit Agency backed by the Federal Government, Home Federal Savings Bank ("HSFB"), lead bank to the senior debt facility, US Canadian Biofuels Inc, the United States wholly owned subsidiary of AAE and Beatrice Biodiesel LLC, the wholly owned Nebraska based developer of the Beatrice Biodiesel Project.



David Blythe, Peter Anderton, Jacinda Kettmann, Carla Andres, Angela Olson, Dr Michael Douglas
Site Visit November 2006

HSFB has syndicated the senior debt facility to a number of US based financial institutions including Agstar and the AAE financial advisers and merchant bankers, Transocean Securities Pty Ltd ("Transocean"). Under an agreement with AAE, Transocean supported the senior debt loan closing in order to expedite and complete the execution of all documentation by the end of January 2007.

Transocean, in conjunction with Agstar, plan to sell down the Transocean loan participation portion over the next few months to clients of Transocean and Agstar.



The senior debt facility is a non recourse, ten year loan package of US$28 million plus a US$5 million working capital facility secured against BBL operating stores and receivables.

The final piece of the US$60 million finance package plus US$5 million working capital facility will be completed in April 2007 once the US$2 million Tax Increment Finance (TIF) facility reaches drawdown. In the interim period, the TIF component of the project finance package is being financed by AAE. The TIF drawdown is on the Beatrice Biodiesel Project reaching identified construction milestones. The Community Redevelopment Agreement supporting the TIF facility has been established and is supported by the City of Beatrice. The City will be providing a ten to fifteen year real estate tax offset against TIF loan repayments.

The project finance package of US$60 million includes a US$7.5 million over run facility plus the estimated project costs of US$52.5 million which in turn includes an estimate contingency of US$3.8 million. The overrun facility is available to the Beatrice Biodiesel Project should the US$3.8 million project estimate contingency be insufficient to cover full project construction costs to project cash flow. Any unused portion of the overrun facility reverts back to the Company 60 days from project completion and start up.

During the quarter, Alberici Constructors Inc, the Beatrice Biodiesel Project construction managers, established on site and have progressed construction activities.

As at mid-January 2007 the Beatrice Biodiesel Project status was:

• Engineering	95% complete
• Procurement	90% complete
• Construction	15% complete
• Funds committed	US$41m
• Funds expended	US$12m
• Contingency take up to date	US$1m (of US$3.8 m estimate amount)
• Site man hours	5,376
• Site workforce	49
• Safety incidents/injuries	nil



Site construction remains on target for an August 2007 start up of the Beatrice Biodiesel facility. Biodiesel production is targeted for September 2007. Estimated Project completion costs to Project cash flow remain on budget with 78% of the total estimated Project funds now committed.

In January 2007, the Plant Operations Manager, Brent Frahm commenced employment with Beatrice Biodiesel LLC. Company management is working with CHS Inc to establish competitively priced oil seed supply contract agreements with CHS Inc and other regional crude oil seed suppliers.

These include risk management strategies to mitigate oil seed price fluctuations together with plans to put oil seed and biodiesel derivatives in place to lock in future margins against soy oil purchase cost and biodiesel sales returns. Agreements have been negotiated with Burlington North Santa Fe Railway for delivery/dispatch from the Beatrice facility together and rail car leasing arrangements with CHS Inc.

The biodiesel technology supplier Axens, continue to report favorable plant and catalyst performance for the Sete plant in France. The Sete plant is the sister facility to Beatrice with a similar 50 Million gallon per annum capacity and has operated well above this figure for a number of months.

Once operating at capacity (scheduled for final quarter 2007) the estimated EBITDA for the Beatrice Biodiesel Project is around AUD$50 million per annum.

BEATRICE ETHANOL LLC

Beatrice Ethanol LLC ("BEL") is a wholly owned subsidiary of USCB. BEL owns 100% of the 55 Million gallon per annum (200 Million litre per annum) Beatrice Ethanol Project being developed near the town of Beatrice, 35 miles south of the state capital, Lincoln, Nebraska and adjacent to the Beatrice Biodiesel Project.



The Company is led by the BEL Managing Director, Mr David Blythe.

BEL process and technology suppliers, Praj Industries Ltd, in conjunction with the AAE Group engineers, CJ Schneider Engineering, have completed the front end engineering for the 55 million gallon per annum fuel ethanol facility. The front end process engineering supports the project cost estimate and the permitting requirements for the Beatrice Ethanol Project.

In January 2007, BEL submitted the Air Emissions Permit Application to the State of Nebraska Department of Environmental Quality (NDEQ) for the Beatrice Ethanol Project. Financing for the ethanol facility is planned for the second half of calendar 2007. The Beatrice biofuels complex will be the first integrated ethanol and biodiesel facility to be constructed internationally. An oil seed crusher is also planned for development at the Beatrice biofuels complex over the next three to five years, once the oil seed crushing industry advances technology incorporating the high oil yielding crops currently under development to the next generation of oil seed crushing.

AUSTRALIAN BIOFUELS PTY LTD

Australian Biofuels Pty Ltd ("ABF") is the wholly owned Australian subsidiary established to hold the Australian assets of the AAE Group. ABF is head quartered in Melbourne, Australia. The office is led by the ABF Chief Executive Officer, Mr Wayne Turner.



During the quarter, ABF consolidated management personnel together with management structures and procedures in the Melbourne office including the appointment of Mr Wayne Turner. Administrative, research and strategy, and operating procedures are being established. The office now has five employees including Project Manager, Mr Larry Sirmans of the Swan Hill Ethanol Project.

Once the ABF executive committee is established in the March 2007 quarter, the executive committee will oversee the management and operations of ABF and their subsidiaries and will monitor all opportunities presented to the AAE Group and make recommendations to the AAE board on commitment of funds. The executive committee will consist of senior executives of AAE and the Australian subsidiaries. It is intended that it will include the AAE Chief Executive Officer, Mr Peter Anderton as Chairman of the Executive Committee; AAE Chief Financial Officer, Mr Bruce Arnold; AAE Head of Strategy, Ms Michelle Graham; AAE main board Australian based Director, Mr Phillip Toyne; ABF Chief Executive Officer, Mr Wayne Turner; and the AAE Feedstock and Agricultural Executive, Mr Stewart Rendell.

The Group have prepared the Australian strategic plan and are currently pursuing a number of biofuels opportunities in Australia. Opportunities include ethanol and biodiesel developments at Swan Hill Victoria; Condobolin, New South Wales; Oaklands, New South Wales; Coleambally, New South Wales; South East Queensland; as well as Southern and North Western Australia. The Company carefully monitors all opportunities presented to the Group and are also proactive in pursuing a range of priority developments in targeted agricultural regions. Strict criteria apply to the pursuit of opportunities and relationships with local and national business partners.

In addition, ABF are pursuing the acquisition of a well established and respected North Western Victorian agricultural services Company to advance the Group's Australian strategy of growing feedstock to support up to 50% of the requirements for the Swan Hill Ethanol Project and in the future a similar target for a number of other facilities in Australia. During the quarter, final details of the acquisition were being finalized with the vendor. The Company will announce more details of the acquisition once final contracts have been executed.

SWAN HILL ETHANOL PTY LTD

Process and detailed engineering from Praj Industries Ltd is substantially complete. During the quarter, the Front End Engineering Design (FEED) package underwent a comprehensive optimization which has resulted in identifying significant cost saving to the initial design package together with a reduction in process equipment and complexity, including improvements in efficiency.

The Group has delayed equipment procurement for the Swan Hill Ethanol Project pending the finalization of the project finance package to the Beatrice Biodiesel Project in the US. The Group's strategy was always to start up the Swan Hill Ethanol Project three to six months after Beatrice Biodiesel Project cash flow commenced, in order to underpin the local build up of fuel ethanol sales in Australia. With shareholder approval of the Beatrice Biodiesel Project funding on 19 January 2007, the equipment procurement program and commitments will be reinstated.

In September 2006, construction commenced on the Swan Hill Ethanol Project site. During the quarter, the site services and workshops/store amenities were established. Delays have resulted from the Beatrice Biodiesel Project funding, following the collapse of the initial convertible note holder in the US, Amaranth LLC and also indecision by various Australian government departments, at all government levels, in relation to provision of infrastructure funding and allocation of funds. Major earthworks and other critical works will commence in February 2007.



The Company is in discussion with an Australian independent fuel distributor and retailer to offtake a substantial portion of fuel ethanol from the Swan Hill Ethanol Project to blend through its retail and wholesale network. With the current fuel ethanol shortage in Australia, the balance of production will be available to other regional independent operators or the major oil companies controlling the major markets on the East and West Coast of Australia. Through the proposed arrangements, the Swan Hill Ethanol Project will be significantly de-risked which is expected to facilitate the raising of project finance.

The Swan Hill Ethanol Project is now scheduled for start up in the first quarter of 2008. Once full design throughput of 100 Million liters per annum is achieved, the estimated EBITDA for the project is around AUD$25 million per annum.

CENTRAL EUROPEAN BIOFUELS PTY LTD

In December 2006, AAE entered into a conditional agreement to acquire Central European Biofuels Pty Ltd (CEB), subject to CEB meeting agreed milestones over the next few months. CEB is planned as a wholly owned subsidiary of the Company, established to hold the European assets of the AAE Group. CEB is head quartered in Budapest, Hungary.

The office is led by the CEB Chief Executive Officer, Mr David Messina.

The Company, through CEB will have an initial 20% ownership in the Ennsdorf Biodiesel Project being developed near Vienna, Austria. Ennsdorf is a 95,000 tonnes per annum biodiesel project which will have the flexibility to use a range of feedstock depending on price and availability to maximise its profitability. The project is fully permitted with the majority of the basic engineering completed. Construction is due to commence in the first half of 2007. Strategies are in place to increase AAE's ownership in the Ennsdorf Project over time. These are under negotiation with the other shareholders of the Ennsdorf Project and will be finalised as part of the acquisition of CEB.

CEB is also planning to develop an oil seed crushing facility in Hungary which will source canola, sunflower and other oil seed from the surrounding area of Eastern Europe (Hungary, Romania, potentially Ukraine and Serbia). The oil seed crushing plant will provide high quality, cost effective feedstock to Ennsdorf and into the rapidly expanding Western European biodiesel industry. The project is currently in the environmental permitting stage and the feasibility study is due for completion within 6 months.

The CEB investment is important as it provides access to the major biofuel markets of Europe, which enjoys broad consumer acceptance and strong government support. The European presence is a key component of the overall global strategy of the Group to have an effective and operating presence in major biofuel markets, in order to gain maximum leverage in agricultural feedstock supply, technology and fuel marketing, together with regional presence across critical global capital markets.

PETER W F ANDERTON
Chairman & Chief Executive Officer
Agri Energy Limited

executives recruited during the quarter

resume summaries

Bruce Arnold is the Company's Chief Financial Officer and Company Secretary. Bruce has extensive financial management expertise including treasury, strategic planning, reporting, regulatory compliance, budget preparation and taxation. Previous senior positions include CFO of Ticor Limited and Senior Group Manager, Audit & Corporate Finance projects for Coopers & Lybrand. Bruce holds a Bachelor of Agricultural Economics (majoring in business and finance) from the University of New England. He has also undertaken his professional year with the Institute of Chartered Accountants and completed an Advanced Management Programme at Mt Eliza Business School.

Wayne Turner is the Chief Executive Officer of Australian Biofuels Pty Ltd. Wayne is a qualified industrial chemist and starch industry technologist with 20 years experience. Wayne has held senior positions with George Weston Foods Australia and more recently as General Manager of Select Harvest Limited in the almond planting, growing, harvesting and processing operations at Robinvale and Thomastown in Victoria, Australia. Wayne's experience in starch processing, agriculture and Managed Investment Schemes will be valuable to the Company.

David Messina is the Chief Executive Officer of Central European Biofuels Pty Ltd, the European division of AAE. David has held a range of executive positions in agribusiness companies, specializing in the development, processing and procurement of seed and grain. Over the last 15 years David has been involved in a number of startup companies. He brings a wealth of experience in building successful teams, processes and systems for new businesses in challenging environments. Previous senior positions include General Manager of PlantTech Pty Ltd, Australian largest seed Company, and Business Manager of Seed Grain Biotechnology Australia Pty Ltd, Australia's first integrated seed and grain business.

Graeme Lay is the Company's Financial Controller. Graeme is a CPA who also holds an MBA from Deakin University. Graeme has 19 years experience in financial and management accounting as well as commercial management. He has worked in a number of different industries including manufacturing, LPG distribution, tertiary education, importing and exporting. Major organisations Graeme has worked for include Pacific Dunlop, Boral Energy and Deakin University.

Brent Frahm is the Plant Manager of the Beatrice Biodiesel Project. Brent is a qualified Chemical Engineer with extensive experience in process and chemical plant management in senior roles. Brent has 16 years of experience in the fertilizer manufacturing industry. His previous roles include process engineer, technical superintendent and ultimately the plant manager at the Koch Nitrogen facility in Beatrice. That facility under Brent's direct management completed a $28 million retrofit to make it one of North America's most efficient and reliable fertilizer facilities. He is a charter member of the SynGas Association of the United States, an industry Group dedicated to the betterment of the ammonia and hydrogen manufacturing business and is currently serving as Chairman of that organization. He is also a board member of the Beatrice Chamber of Commerce.

Stewart Rendell is the Company's Feedstock and Agricultural Executive. Based in Swan Hill Victoria, Stewart has been involved in agronomy for 20 years. His experience extends to both dry land and irrigated intensive agricultural systems. Stewart has a Diploma in Applied Science (Agriculture).

Dr. András Gombos is the Director of Agriculture for Central European Biofuels Pty Ltd in Hungary. András graduated from the The University of Veterinary Science and has over 40 years experience in agriculture and animal husbandry. His political activities include Agricultural Chief Specialist of the Coordination Bureau of the Prime Minister since 2002 and Specialist of the Development Policy Managing Board since 1 October 2006. He is responsible for sourcing raw material and marketing the by-product in Central Europe as well as supervising the operation of the integration system. András also represents the Company to Hungarian authorities.

Monty House is the Chairman of Central European Biofuels Pty Ltd. For 20 years, Mr House was a member of the Parliament of Western Australia and for 8 years he was Minister for Primary Industry and Fisheries. Mr House developed and owns a large grain and livestock farm in WA. Mr House is Chairman of the Land Information Authority of Western Australia and has a number of business interests in WA. Previously Chairman of an Australian listed mining Company, he has led numerous overseas trade missions. Mr House is a member of the Australian Institute of Company Directors and has completed the AICD Course.

Larry Sirmans is a Project Manager with Australian Biofuels Pty Ltd. Larry has extensive international experience in automation, engineering and large industrial project management. As a project manager and consultant, Larry has advised companies in greenfield and brownfield projects worldwide. Larry holds a Bachelor of Industrial Automation and Systems Engineering and is a member of the Australian Institute of Project Management (AIPM).

international company contacts


AGRI ENERGY
LIMITED
AUSTRALIAN BIOFUELS
US CANADIAN BIOFUELS
CENTRAL EUROPEAN BIOFUELS
SWAN HILL ETHANOL
BEATRICE ETHANOL
BEATRICE BIODIESEL

Australia
Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Australia
Jacinda Kettmann
Corporate & Public Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773

Email: jkettmann@aael.net

United States
Carla O Andres
Chief Executive Officer
US Canadian Biofuels, Inc
Tel: +1 920 434 9540
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

Europe
David Messina
Chief Executive Officer
Central European Biofuels Pty Ltd
Australian Mobile: +61 (0) 417 931 615
EU Mobile: +36 70 594 7517
Email: dmessina@ceubiofuels.eu

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

AGRI ENERGY LIMITED

ABN	Quarter ended ("current quarter")
83 061 375 442	DECEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for		
	(a) Administration	(2,457)	(3,384)
	(b) advertising and marketing		
	(c) ethanol project development	-	-
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	156	286
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(2,301)**	**(3,098)**

- Administration costs increased due to costs of down sizing Perth Office, relocating to and establishing Melbourne office and increasing staff as the projects commence and studies continue.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,301)**	**(3098)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(48)	(75)
	(e) ethanol project development expenditure	(1,478)	(2,783)
	(f) biodiesel project development expenditure	(8,058)	(10,852)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	(500)	(500)
1.12	Loans repaid by other entities	-	-
1.13	Other (business development opportunities)	(382)	(382)
	Net investing cash flows	(10,466)	(14,592)
1.14	**Total operating and investing cash flows**	**(12,767)**	**(17,690)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	10,000	10,000
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Cost of capital raising		
	Net financing cash flows	**(10,000)**	**(10,000)**
	Net increase (decrease) in cash held	**(2,767)**	**(7,690)**
1.21	Cash at beginning of quarter/year to date	10,918	15,841
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**8,151**	**8,151**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	263
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Executive Director Salary & Bonus	103,803	
Executive Director Super		2,925
Executive Director Consulting		98,046
Non Executive Director Fees		58,403
Non Executive Director Consulting Fees	-	

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-
	Other Equity Line of Credit Cornell Capital	25,000	Nil
		25,000	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	8,151	10,716
4.2 Deposits at call	-	202
4.3 Bank overdraft	-	
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	8,151	10,918

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2007
(Director)

Print name: MR PETER ANDERTON

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme AGRI ENERGY LTD

ACN/ARSN 081 375 442

1. Details of substantial holder (1)

Name BLUECREST SPECIAL SITUATIONS MASTER FUND LIMITED ("BCSSM")

ACN/ARSN (if applicable) n/a

The holder became a substantial holder on 29/01/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
AAE ORD FULLY PAID	28,571,429	28,571,429	14.10%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
n/a		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
BCSSM	MORSTAN NOMINEE		28,571,429

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
28,571,429	29/01/07	AU$10m	—	28,571,429

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
BLUECREST CAPITAL MANAGEMENT LIMITED	ACTING AS THE GENERAL PARTNER OF BLUECREST CAPITAL MANAGEMENT L.P. THE INVESTMENT MANAGER FOR BCSSM

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BLUECREST CAPITAL MANAGEMENT LIMITED	40 GROSVENOR PLACE, LONDON, SW1X 7AW
BLUECREST SPECIAL SITUATIONS MASTER FUND LIMITED	PO BOX 309, UGLAND HOUSE, SOUTH CHURCH STREET, GEORGE TOWN, CAYMAN ISLANDS

Signature

BLUECREST SPECIAL SITUATIONS MASTER LIMITED, ACTING BY ITS DULY APPOINTED AGENT AND INVESTMENT MANAGER, BLUECREST CAPITAL MANAGEMENT LIMITED, BY ITS GENERAL PARTNER, BLUECREST CAPITAL MANAGEMENT LP.

print name PAUL DEHADRAY capacity GENERAL COUNSEL

sign here [signature] date 31 / 1 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 609 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AGRI ENERGY LTD

ACN/ARSN 061 375 442

1. Details of substantial holder(1)

Name BLUECREST SPECIAL SITUATIONS MASTER FUND LTD. ("BCSSM")

ACN/ARSN (if applicable) N/A

There was a change in the interests of the substantial holder on 31/Jan/2007

The previous notice was given to the company on 31/Jan/2007

The previous notice was dated 29/Jan/2007

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
AAE ORDINARY FULLY PAID	28,571,429	14.10%	28,307,731	13.97%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29/01/07	BCSSM	DECREASE IN VOTING POWER		(213,698)	(0.10%)
30/01/07	BCSSM	DECREASE IN VOTING POWER		(50,000)	(0.03%)

4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
30/01/07	MORSTAN NOMINEE			28,357,731	14.00%
31/01/07	MORSTAN NOMINEE			28,307,731	13.97%

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
BLUECREST CAPITAL MANAGEMENT LIMITED	ACTING AS THE GENERAL PARTNER OF BLUECREST CAPITAL MANAGEMENT LP, THE INVESTMENT MANAGER FOR BCSSM

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BLUECREST CAPITAL MANAGEMENT LIMITED	40 GROSVENOR PLACE, LONDON, SW1X 7AW
BLUECREST SPECIAL SITUATIONS MASTER FUND LIMITED	PO BOX 309, UGLAND HOUSE, SOUTH CHURCH STREET, GEORGE TOWN, CAYMAN ISLANDS

Signature

BLUECREST SPECIAL SITUATIONS MASTER LIMITED, ACTING BY ITS DULY APPOINTED AGENT AND INVESTMENT MANAGER, BLUECREST CAPITAL MANAGEMENT LIMITED, BY ITS GENERAL PARTNER, BLUECREST CAPITAL MANAGEMENT L.P.

print name PAUL DEHADRAY capacity GENERAL COUNSEL

sign here [signature] date 1 / 2 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Agri Energy Limited

ACN/ARSN: 061 375 442

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	30/01/2007
The previous notice was given to the company on	3/08/2006
The previous notice was dated	31/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	12,657,780	15.56%	24,376,349	12.03%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 1 at the end of this form	0	0.00% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	12,657,780	15.56%	24,376,349	12.03%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	13,050 Fully paid ordinary shares	13,050
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	4,241,216 Fully paid ordinary shares	4,241,216
Colonial First State Investment Limited (1)	Goldman Sachs (Asia) L.L.C		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	3,443,898 Fully paid ordinary shares	3,443,898
First State Investments (UK) Limited	Goldman Sachs (Asia) L.L.C		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,678,185 Fully paid ordinary shares	16,678,185
Grand Total					24,376,349

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
First State Investments (UK) Limited	23 St Andrew Square Edinburgh EH2 1BB

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....
John Damien Hatton – Company Secretary

Dated the 2 day of February 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2007

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)	A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)	ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)	ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)	AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)	Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)	Aquasten Pty Ltd (ACN 6485785)
Amiraynald Investments Pty Limited (ACN 68291403)	ASB Bank Limited (398445)
ASB Group Investments Limited (533945)	Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)	Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)	Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)	Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)	CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)	CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)	CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)	CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)	CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)	CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)	CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)	CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)	Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)	CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)	CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)	CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)	Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)	Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)	Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)	Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)	Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)	Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)	Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)	Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)	Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)	Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)	Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)	Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)	Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)	Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)	Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)	Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)	Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)	COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)	Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2007

____

John Damien Hatton – Company Secretary

First State Investments (UK) Limited

Date	Registered Company	Transaction type	Quantity	Consideration
01 Aug 2006	Goldman Sachs (Asia) L.L.C	BUY	20348	11533
29 Aug 2006	Goldman Sachs (Asia) L.L.C	BUY	25269	13785
31 Aug 2006	Goldman Sachs (Asia) L.L.C	BUY	15000	8108
12 Jan 2007	Goldman Sachs (Asia) L.L.C	BUY	6904	2384
30 Jan 2007	Goldman Sachs (Asia) L.L.C	CONV IN	5960000	2086000
Total			**6027521**	**2121810**
Entity Total			**6027521**	**2121810**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Jan 2007	Citicorp Nominees Pty Limited	SELL	-43784	-15496
30 Jan 2007	Citicorp Nominees Pty Limited	CONV IN	1350000	472500
30 Jan 2007	Citicorp Nominees Pty Limited	CONV IN	2935000	1027250
Total			**4241216**	**1484254**

Date	Registered Company	Transaction type	Quantity	Consideration
01 Aug 2006	Goldman Sachs (Asia) L.L.C	BUY	3810	2159
29 Aug 2006	Goldman Sachs (Asia) L.L.C	BUY	4731	2581
12 Jan 2007	Goldman Sachs (Asia) L.L.C	BUY	1291	446
30 Jan 2007	Goldman Sachs (Asia) L.L.C	CONV IN	1440000	504000
Total			**1449832**	**509186**
Entity Total			**5691048**	**1993440**

Grand Total			**11718569**	**4115251**

End of Annexure B

AGRI ENERGY
LIMITED

5 February 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sirs,

Notice of change of interests of substantial holder.

Please find attached Form 604.

Notice of change of interests of substantial holder from CVC Reef Limited.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Insert Agent Details | Clear Form | Print | Save | User Guide | Annexure | Close Form

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Agri Energy Limited

ACN/ARSN: 83 061 375 442

1. Details of substantial holder(1)

Name: CVC Reef Limited ("CVC Reef")

ACN/ARSN (if applicable): 093 173 749

There was a change in the interests of the substantial holder on: 12 /01 / 07

The previous notice was given to the company on: 08 /05 / 06

The previous notice was dated: 08 /05 / 06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	8,791,666	11.12%	11,648,766	5.75%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/01/07	CVC Reef	Share Placement	$999,985	2,857,100	2,857,100

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CVC Reef	CVC Reef	CVC Reef	Holder	11,648,766	11,648,766

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CVC REEF LIMITED	Level 42, AAP Centre, 259 George Street Sydney NSW 2000

Signature

print name Alexander Damien Beard capacity Secretary

sign here date 05 / 02 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement, and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown"

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	AGRI Energy Limited
ACN/ARSN	83 061 375 442

1. Details of substantial holder (1)

Name	RAB Special Situations (Master) Fund Limited
ACN/ARSN (if applicable)	(A Cayman Islands Registered Company)

There was a change in the interests of the substantial holder on	26/1/2007
The previous notice was given to the company on	09/11/2006
The previous notice was dated	09/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	5,910,446	7.26%	20,196,161	10.03%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/1/07	RAB Special Situations (Master) Fund Limited	Purchase of 14,285,715 ordinary shares	A$5,000,000	14,285,715 ordinary shares	RAB Special Situations (Master) Fund Limited

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
RAB Special Situations (Master) Fund Limited	Westpac Custodian Nominees Limited	Westpac Custodian Nominees Limited	Beneficial holder	14,285,715 ordinary shares	14,285,715

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Custodian Nominees Limited	275 Kent Street, Sydney, Australia
RAB Special Situations (Master) Fund Limited	C/O RAB Capital plc, 1 Adam Street, London, WC2N 6LE, UK

Signature

print name capacity

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

AGRI ENERGY
LIMITED

open briefing
corporatefile.com.au

Agri Energy Limited
Level 9
644 Chapel Street
South Yarra, VIC 3141

Date of lodgement: 07-Feb-2007

Title: Open Briefing®. Agri Energy. Chairman on Strategic Additions

Record of interview:

corporatefile.com.au
Agri Energy Limited (ASX code AAE) recently announced a name change from the previous Australian Ethanol Limited. The share price has slipped from around that time. Can you explain the fall in share price when it seems you have made several positive announcements lately?

Chairman Peter Anderton
The last few weeks has seen the Company conclude a number of outstanding issues which were hanging over the Group's plans to proceed in a definitive manner. The most significant has been the finalisation of the total debt and equity requirements for the Beatrice Biodiesel Project.

I had expected the investment market to see these announcements as extremely positive. We have now eliminated the project's financing risks to progress the strategy and plans for the Group. Our flagship project, Beatrice Biodiesel, is going extremely well. Construction is progressing ahead of schedule. It is on capital budget and on time to meet the September 2007 production and cash flow target.

Other positive announcements are the planned acquisitions of Central European Biofuels Pty Ltd and an agricultural services business in Australia. When completed these acquisitions will provide great impetus to our growth with a low cost of entry point. These are excellent deals and great opportunities for the Company. They are consistent with our strategy of becoming more integrated with the upstream feedstock supply, partly to capture more of the value chain, but

mostly to mitigate risk and increase our control over the critical components of our cost structure.

Another issue that has come to light in the last few days and which appears to have caused some confusion in the investment market is the recent ASX substantial shareholder announcements. After the recent capital raising and placement, our substantial shareholders are reporting their revised shareholder position to the ASX. As a result, the overall percentage holding of the long standing core shareholders in the Company has reduced, despite the fact that these investors supported the recent capital raising and have actually increased their quantum shareholding in AAE. This is a result of the size of the placement which more than doubled the size of the company, and introduced of a number of substantial investors onto the register.

corporatefile.com.au
What about the impact of higher grain prices and how that is affecting the ethanol and biodiesel industries in the US?

Chairman Peter Anderton
High grain and commodity futures in the United States and a recent decline in oil price have put pressure on current biodiesel and ethanol producers. That appears to have spooked investors. The higher grain and vegetable oil futures have been driven by speculators who have entered the bio energy space through the agricultural input side and as a result have distorted the grain market futures. This is forecast to correct itself in the second quarter when the United States grain planting figures for this year are released.

Soy and soy oil prices are forecast to come off in April 2007 once the new planting figures are released. This will occur for three reasons. Firstly, soy and soy oil stockpiles are at all-time highs. The current mismatch between the physical market and the exchange traded or derivative market is not sustainable. Secondly, world plantings have increased significantly in reaction to a perceived global increase in demand for oil for the purpose of biodiesel production. From this, we've seen higher derivative prices. Thirdly, a number of biodiesel projects announced over the past couple of years have not reached the financing stage, and so will not progress. These factors, together with the food industry's worldwide switch to palm oil, have led to a significant reduction in demand for soy oil in the short to medium term against what was originally forecast. These assumptions were confirmed at the Biodiesel Conference in Arizona earlier this week. AAE is eight months away from production, so we are confident that the soy oil market will be more balanced by then.

We in fact consider the high world commodity prices and the lower oil price to be good news for biofuels projects that are still in production (such as ours), as it has put a brake on biodiesel and ethanol development globally and in the US in particular. This has resulted in a rationalisation of the industry. That's a positive, as it will stop poor quality projects from coming online as well as possibly shutting down those that aren't performing either because they are either too small or do not meet biodiesel product specifications..

corporatefile.com.au
What is AAE doing to mitigate the risk of high input costs?

Chairman Peter Anderton
The investment market does not appear to recognise the local basis (or discount) position on the purchase of feedstock in local regions such as south eastern Nebraska. In this region for instance, the physical price for soy oil currently trades US3-5c/lb below the futures price on the Chicago Board of Trade (CBOT). The current soy oil physical price in Beatrice is in line with our forecast for production later in the year.

We are working with our soy oil supplier, CHS Inc., to lock in contracts and margins for when the Project comes on-stream. The Australian share market appears to rely on the CBOT commodity price to analyse project cash flows and not the local price that is negotiated in particular regions. South East Nebraska is a very competitive location for soy oil and corn, particularly in the current market.

One of the hardest issues for AAE to deal with is that the Company is consistently compared to the biodiesel producers here in the Australian market where securing feedstock and offtake contracts are significant issues. These, along with unfavourable legislation, technology and engineering issues in a number of cases, have hurt all domestic producers and tainted the investment community's perception of the biodiesel sector.

AAE is not planning an immediate entry into the Australian biodiesel market and as such we should not be judged in that market. Our strategy is to produce biodiesel in the US, where producers of quality B100 receive a US$1.00/gallon subsidy, and ethanol in Australia where there is currently a significant fuel ethanol shortage. President Bush's recent State of the Union address emphasised the growing dependence of the US on the biofuels industry - all of which is positive news for the industry and should be positive news to investors.

corporatefile.com.au
Can you explain the name change to Agri Energy, particularly the implications for your growth strategy?

Chairman Peter Anderton
The new name better reflects the Company's businesses and strategy. We are a unique group operating both in biodiesel and ethanol, and possible in the future, bio-lubricants. We have a global strategy, in both ethanol and biodiesel, to be producers in the major markets in Western Europe, the United States and Australia.

In addition, AAE is focussed on the key operating cost differentiator in the industry - agricultural commodities. Our global strategy for cost competitive feed stocks is intended to put AAE at the bottom of the cost curve once we are in production. For instance in Europe, low cost oil seed from Eastern Europe is sold into the heavily mandated and subsidised Western European biodiesel markets. Our European strategy incorporates this.

corporatefile.com.au
Can you describe the corporate structure of Agri Energy and its main projects?

Chairman Peter Anderton
Agri Energy Limited is an Australian company listed on ASX and holds interests in subsidiary companies in each country in which the Group operates. The in-country subsidiaries hold an interest in each of the operating entities to optimise taxation and cash flow benefits to Agri Energy.

AAE owns US Canadian Biofuels Inc in the United States, Australian Biofuels Pty Ltd in Australia and Central European Biofuels Pty Ltd (once the acquisition is finalised) in Central Europe. In turn, those holding companies own and operate each project which is structured as a separate corporate entity.

For example Agri Energy's subsidiary, US Canadian Biofuels Inc, a Delaware Corporation, owns all of the shares in Beatrice Biodiesel LLC and Beatrice Ethanol LLC which are the operating entities for each project. All international subsidiaries and operating entities are wholly owned.

corporatefile.com.au
What is the status of your two foundation projects - the Beatrice Biodiesel Project in Nebraska and the Swan Hill Ethanol Project in Victoria? Are these progressing to schedule? What's the biggest risk for Beatrice?

Chairman Peter Anderton
I was in the United States last week and attended our US Canadian Biofuels Inc Executive Committee Meeting. The Beatrice Biodiesel Project is now fully funded and progressing to budget and to schedule. The implementation strategy is working as planned and is currently reflecting the cost saving benefits we factored.

Alberici Constructions, the construction manager, is performing extremely well and we are very impressed with the site quality, safety and performance. At this stage, the Group remains confident of an August 2007 commissioning and to be fully operational by September 2007.

Progress on the Swan Hill Ethanol Project was delayed until we secured finance for the Beatrice Biodiesel Project, which we have now done.

Up until that point at Swan Hill, we had concentrated on completing engineering, purchasing equipment, minimising design and construction risk by completing final construction drawings, and locking in pricing. This process has been very successful in reflecting some significant design improvements including improved logistics and implementation options and securing firm prices for a major portion of the facility. The overall effect has been a reduction in project cost and a higher confidence level in the final costs.

The biggest risk to the company lies in our ability to manage the remainder of the construction process. Alberici is the largest industrial contractor currently operating in Nebraska and has a history of delivering industrial projects successfully. We're now committed to over 80% of the capital costs of Beatrice.

Design and procurement is complete, hence eliminating design and scope risk. The concrete works are substantially complete, and a so far mild winter has been of benefit. Our strategy of spending the money up front on the design and planning before we let contracts begin or commence on site works is paying off. We remain confident on this front.

corporatefile.com.au
Thank you Peter.

For further information, please contact:

Peter Anderton	Jacinda Kettmann
Chairman and CEO	Public and Investor Relations
Agri Energy Limited	Agri Energy Limited
Tel: +61 3 8689 3000	Tel: +61 3 9822 6747
Mob +61 (0) 418 922 119	Mob +61 (0) 417 924 773

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

facsimile transmittal

Como Tower
Level 9, 644 Chapel Street
South Yarra Victoria Australia 3141
P: +61 3 8689 3000
F: +61 3 8689 3001
E: office@aael.net
W: www.aael.net

To:	**ASX ANOUNCEMENTS**	Fax:	**1900 999 279**
From:	**Bruce Arnold**	Date:	**8 February 2007**
Re:	**Announcements**	Pages:	**4**

Please find attached announcement for Agri Energy Limited (AAE)

Please email jdelany@aael.net and Bruce Arnold at barnold@aael.net confirmation it has been received and released.

Regards

Jane Delany
Executive Assistant

If you do not receive all pages as indicated, please contact the sender on the number above.

AGRI ENERGY
LIMITED

8 February 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sirs,

Attached Is Appendix 3Y Change of Director's Interest Notice for David Lymburm

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Agri Energy Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGRI ENERGY LIMITED**
ABN	**83 061 375 442**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID ANDREW LYMBURN
Date of last notice	8 April 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Lymburn Superannuation Fund
Date of change	8 February 2007
No. of securities held prior to change	50,000
Class	Ordinary Fully Paid Shares
Number acquired	70,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$23,275
No. of securities held after change	120,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	n/a
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AGRI ENERGY
LIMITED

12 February 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sirs,

Appendix 3Y Change of Director's Interest Notice

Attached is Appendix 3Y Change of Director's Interest Notice for Peter Anderton.

Yours faithfully

Bruce Arnold
Chief Financial Officer & Company Secretary

For further information, please contact:

Bruce Arnold
Chief Financial Officer
Agri Energy
Tel: +61 3 8689 3000
Mob +61 (0) 408 518 990
Email: barnold@aael.net

Jacinda Kettmann
Public and Investor Relations
Agri Energy Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGRI ENERGY LIMITED**
ABN	**83 061 375 442**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter William Francis **ANDERTON**
Date of last notice	4th May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MacDuff Pty Ltd /Anderton Superannuation Fund and Peter Anderton
Date of change	9 February 2007
No. of securities held prior to change	1,050,000
Class	Ordinary Fully Paid Shares
Number acquired	100,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$35,500
No. of securities held after change	1,150,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

AGRI ENERGY
LIMITED

corporatefile.com.au

Agri Energy Limited
Level 9
644 Chapel Street
South Yarra, VIC 3141

Date of lodgement: 15-Feb-2007

Title: Open Briefing®. Agri Energy. Industry Issues & Corporate Strategy

Record of interview:

corporatefile.com.au
Agri Energy Limited (ASX code AAE) recently announced it had fully funded the Beatrice Biodiesel Project in Nebraska, United States through debt and equity. What total capital cost do you now expect compared with budget?

CEO Peter Anderton
The capital cost of the Beatrice Biodiesel Project is estimated at US$52.5 million. This includes a US$3.8 million contingency which, at this stage, is less than 50% committed. Capital funds committed by the project are now over 80%. The Company is confident that the Beatrice Biodiesel Project will be started up and put into operation to the point of positive cash flow within the current estimated capital budget and by the August 2007 start up schedule.

The project finance package for Beatrice is US$65 million which includes a US$5 million working capital facility. There is substantial freeboard within the project finance structure between the funds required and the funds available from the project finance package. At this stage, the development is proceeding to planned targets. Every effort is being put in by a lot of people to ensure this remains the case. The project has the full focus of our Board and senior management. I personally review the progress and financial commitment on a daily basis with the project manager.

corporatefile.com.au
Your first biodiesel project, Beatrice, is in the United States. Why have biodiesel producers in Australia struggled to meet growth targets? How will AAE ensure a smoother transition to becoming a biodiesel and ethanol producer?

CEO Peter Anderton
The biodiesel industry in Australia has suffered a number of start-up issues. Firstly, the legislative regime is confusing and not clearly articulated by the Federal Government. The Government has an embarrassing political situation because it has given capital grants to projects that have either not proceeded or have not performed. The Government is now reluctant to fully embrace the future as other international governments have done. The Federal Cabinet is divided and the Prime Minister is struggling to demonstrate political leadership in the renewable fuels industry.

Next, at this stage, Australia does not have the broader agricultural base to support a significant biodiesel industry. In comparison, the US industry is underpinned by a 100 million tonne per annum soy bean crop and the European industry has an extensive canola, sunflower and oil seed industry with substantial growth prospects in Eastern Europe. The Australian biodiesel industry is struggling with low and inconsistent quality tallow and also imported palm oil which will not sustain a significant future biodiesel industry. The agricultural industry in Australia can address this in time, but alternative feedstock such as mallee and tapioca need to be developed. Australia has the land and expertise, but the producers need to address production of suitable crops in more arid environments, be given more direction and commitment from the industry.

In addition, a number of the process technologies for the biodiesel plants constructed in Australia to date have not performed. It appears that some of these process technologies are underdeveloped and unproven at the commercial level. As the quality specifications for the biodiesel industry tighten further internationally, the quality of the biodiesel produced in Australia remains a concern.

Finally, biodiesel take-up by industry and consumers in Australia remains an issue. Consistency of supply and quality remain an impediment to consumer confidence and commitment.

corporatefile.com.au
Can you reiterate the technology you are using at Beatrice and your feedstock and product off-take arrangements?

CEO Peter Anderton
AAE has addressed all key issues in the development of our Beatrice Biodiesel Project. The process technology provided by Axens is proven in a significant commercial production facility at Sète in the south of France.

Our oil seed supplier is a major cooperative group and Fortune 500 company working from a substantial soy bean and soy oil production base in the United States.

We have a biodiesel off-take agreement with one of the largest diesel distributors and retailers in the United States. In the United States governments at all levels are totally committed to the industry. The Federal Government has a US$1.00 per gallon production subsidy and mandates are in place together with various agricultural benefits available in a number of the mid-west states.

Feedstock costs make up about 70% of the production costs of biofuels. Proper assessment and management of these inputs is essential. Feedstock arrangements for our three projects have been varied to suit the particular environment in each country and each location.

For instance, in the United States, we are supported by a strong partner who is the third largest agricultural group in the country representing nearly half a million growers and ranchers.

In Australia, our strategy for feedstock is to adopt a multi-grain approach spanning a summer and winter cropping cycle. It is all about mitigation of supply risk. The strategy includes irrigation in addition to dry land cropping with plans to grow and control up to 50% of the requirements for the Swan Hill Ethanol Project ourselves. Control of grain production has the effect of moving grain supply from a commodity-based cost input which varies with the international commodity market to a more controlled and manageable cost input.

In Europe, the feedstock strategy is one of identifying lower cost oil seed supply particularly from the Eastern Block where grain is cheaper due to a lower cost base, lower labour and land costs and less developed infrastructure. The Company is developing plans and will be undertaking a definitive feasibility study for an oil seed crusher in southern Hungary near the Romanian and Ukraine border. Feedstock supply, land acquisition and environmental licencing are already well advanced. In this region, grain costs are competitive on a world scale and there is a real opportunity to improve yield and quality through the introduction of modern farm practices and technology.

corporatefile.com.au
Can you give more detail on AAE's plans for its agri business? Why is this so important to meet your biodiesel and ethanol production objectives?

CEO Peter Anderton
Having an established and well run agri business is the key to global success in the biofuels industry. As I mentioned earlier feedstock makes up over 70% of the biofuels production costs. Each country is different and in many cases each region is different, but the underlying philosophy is the same - world competitive feedstock is the basis of our global growth strategy, whether it be growing our own corn or barley in the Murray and Murrumbidgee River region in Australia, competitive feedstock from our planned oil seed crusher in Eastern Europe, palm

oil sourced out of Indonesian or Africa, or just working the CBOT basis advantages available in south eastern Nebraska in the United States.

Our agri business plans are tailored to each country and each region. The common link is technology and an understanding of the specifics of each local region. Overall, our strategy is to put in place a local champion and then support that individual with the best expertise and technology that we can muster. We then test a range of scenarios based on a global perspective and expertise to optimise each project.

We are well aware that, while we must plan and operate for the present conditions, in this business we must include strategies and understand the future. The biofuels crops for the next decade are possibly not yet in the ground.

corporatefile.com.au
What are the advantages and potential pitfalls of being an alternative fuels producer in the United States, Europe and Australia?

CEO Peter Anderton
The advantages are the extensive number of opportunities being presented to the Group. There is now a lot of expertise within AAE. Some of this comes from our experience in developing global mining projects where the industry is tough and the financing of projects requires innovation and tenacity. Global opportunities in the mining industry are boundless, but quality projects are more difficult to create. The alternative energy industry is much the same - there are an extensive number of opportunities, but there is a need for sound technology, engineering, logistics, project management and commercial innovation to proceed successfully.

Our Group is now globally well structured with terrific all-round expertise in technology, engineering, agriculture, project development, finance and operations. The Beatrice Biodiesel Project and the Denco deal in 2005 are examples of successfully leveraging off that expertise.

The pitfalls for us are potentially looking at too many opportunities and spreading the Group too thinly. This is a real focus inside the Company and we are continually assessing and re-evaluating our global approach.

corporatefile.com.au
What are the immediate objectives to advance the Central EU Biofuels Pty Ltd acquisition?

CEO Peter Anderton
Central EU Biofuels Pty Ltd (CEB) has created a real opportunity for Agri Energy. The global focus of the Company has enabled us to address the key pitfalls of the previous CEB plans and with some changes enable the opportunity to be realised.

CEB has two principle current objectives. Firstly, it has a 20% interest in the almost funded Ennsdorf Biodiesel Project in Austria, but in reality the project finance will not happen without the support of AAE or a similar group. By bringing together the technical expertise from our United States management

team, resource banking support from Australia, and the equity support from the group's brokers in London, AAE can make it happen. Along the way we will negotiate a 50%-plus ownership position and possibly a total ownership option. This is good business as we are leveraging our expertise at minimal cost which will result in real equity benefits for our shareholders.

Secondly, CEB has an agricultural focus and plans to develop an oil seed crusher project in the Eastern Block. AAE has reviewed CEB's business plan and we believe our Group can add further value from our highly experienced agricultural personnel in Australia and the United States. The initial economics are strong and robust and with an experienced CEO now based in Budapest, we are excited about the opportunity.

Of significance is that we now have a European presence which has been recognised by the London and European investment markets. In fact, over 60% of the funds raised in the recent capital raising came out of the London market which is important because the Australian investment pool is shallow and the United States market is tough for an ASX-listed group.

corporatefile.com.au
What are some of the longer term growth projects you are considering?

CEO Peter Anderton
Globally, the transport fuel industry is at a very exciting stage for the investment community. At US$70/bbl crude oil, current technology gives the biofuels industry a commercial advantage over traditional fossil fuels, even if one eliminates all subsidies. Further technology development will only serve to enhance this further and allow the industry to be more competitive.

The AAE strategy is to consolidate the projects we already have in the growing fuel ethanol market in Australia and the rapidly developing biodiesel market in the United States. We also plan to take advantage of our presence, partnerships and regional opportunities which are available in the more mature ethanol industry in the United States. The heavily mandated Western European biodiesel industry also is intended to provide a sound cash flow base for the Group.

AAE has developed a robust pipeline of new projects in all three regimes, and has invested wisely in technology, engineering, IT & T, personnel, land options and environmental licensing to enhance these opportunities. Our project pipeline is ready for development. A move to plus US$70/bbl oil will open the floodgates, but the real opportunity for the Group is in feedstock development. We will progress our strategy to grow corn in Australia because it is an industry that is currently underdeveloped. The opportunities include new cropping regions such as the north west of Australia and Eastern Europe, together with alternative crops to suit Australia's arid environment, and technologies that promise crop yields that were a pipedream a decade ago. Add to this the international concern on global warming and the high priority of government and society to address it.

AAE has a fair way to go as a company, but with a strong cash flow base from the Beatrice Biodiesel Project later this year, and Swan Hill Ethanol in Australia and

Ennsdorf Biodiesel in Austria coming into production in 2008, we are well positioned to springboard off a broader foundation as the only global and diversified biofuels investment.

corporatefile.com.au
Thank you Peter.

For further information, please contact:

Peter Anderton	Jacinda Kettmann
Chairman and CEO	Public and Investor Relations
Agri Energy Limited	Agri Energy Limited
Tel: +61 3 8689 3000	Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119	Mob +61 (0) 417 924 773

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

28 February 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Enclosed for the release to the market is Appendix 4D and the half year report 31st December 2006.

Yours faithfully,

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and Chief Executive Officer
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 0418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Public and Investor Relations
Agri Energy Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

ABN 83 061 375 442

Appendix 4D

Half Year Report
Period Ended 31 December 2006

The following information is given to the ASX under Listing Rule 4.2A.3.

1.

Reporting period	6 months ended 31 December 2006
Previous corresponding period	6 months ended 31 December 2005

2. *"Results for announcement to the market"*

2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities	Not applicable No Sales revenue from operations
2.2 The amount and percentage change up or down from the previous corresponding period of loss from ordinary activities after tax attributable to members	Down $4,399,404 and 321% to a loss of ($5,768,066)
2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members.	Down $4,399,404 and 321% to a loss of ($5,768,066)
2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends.	No dividends
2.5 The record date for determining entitlements to the dividends (if any)	No dividends
2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	The increase in expenditure reflects the additional administration supporting construction of the Beatrice project combined with the relocation of the corporate office to Melbourne. Share based expenses reflect options issued under the employee option plan and are in support of additional management resources as the business moves towards an operating phase.

3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Current period (31 December 2006)	34.8 cents
	Previous period (30 June 2006)	20.8 cents

4. *Details of entities over which control has been gained or lost during the period, including the following.*

4.1 Name of the entity	Not applicable. No change in control of entities.
4.2 The date of the gain or loss of control.	N/A
4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A

5. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution.	None

6. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	None

7. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	None

8. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	AIFRS

9. For all entities, if the accounts are subject to audit dispute or qualification, a description of dispute or qualification	None

AGRI ENERGY
LIMITED


fueling our future

AGRI ENERGY LIMITED

(formerly Australian Ethanol Limited)

and its Controlled Entities

ABN 83 061 375 442

31st December 2006
Consolidated Interim Financial Report

Contents

Agri Energy Limited and its controlled entities
Directors' Report

The directors present their report together with the consolidated interim financial report of Agri Energy Limited ("the Company") and the consolidated entity being the Company and its controlled entities for the half-year ended 31st December 2006 and the independent auditor's review report thereon.

Directors

The directors of the Company at any time during or since the end of the half-year are:

Name	Period of directorship
Non-Executive	
Richard Andrew Payne Non-Executive Director	Appointed 28th February 2002
David Andrew Lymburn Non-Executive Director	Appointed 6th December 2002
Michael Gilbert Douglas Non-Executive Director	Appointed 31st October 2005
Phillip Toyne Non-Executive Director	Appointed 15th May 2006
Executive	
Peter William Francis Anderton Chairman	Appointed 8th January 2001

Review of Operations

The net operating result for the half year is a loss of $5,768,066 (2005 loss $1,368,662).

Agri Energy Group

Agri Energy has a global focus to develop projects to produce and distribute consistent high quality biofuels and to establish operations based on best practise in the growing renewable fuels industry. The key activity in the first half of the year has been the design and construction of Beatrice Biodiesel project in Nebraska, USA.

Project development work continued on Swan Hill Ethanol project with progress on engineering design, site works and services.

Agri Energy Limited (AAE) was formerly Australian Ethanol Limited and the name change was approved by shareholders at a General Meeting on 19th January 2007. The new name better reflects the global and diversified strategy to participate broadly in the renewable and biofuel industries.

In December 2006 the corporate office was relocated from Perth to Melbourne. The management team was expanded to support the transition to being a producer in the Beatrice project and to support Swan Hill Ethanol establishment.

Tasmanian Magnesite NL

The Company continues to hold the Magnesium tenement and while any opportunities will be evaluated there has been no work undertaken in the current period.

Matters subsequent to the end of the period

On 19th January 2007 shareholders approved the issue of shares to raise A$40 million to provide the equity component of the Beatrice Biodiesel project. This was followed by securing a senior debt facility of US$33 million which together with the equity results in the Beatrice Biodiesel project being fully funded.

The construction of the Beatrice Biodiesel project is currently progressing on schedule and is expected to be in production by the fourth quarter of 2007.

Since the end of the half year at 31st December 2006 the Group has been evaluating acquisition opportunities that will support the production of biofuels. These are subject to due diligence and once preconditions have been completed are expected to be acquired during the third and fourth quarter.

On going funding

The Company has put in place an Equity Line of Credit facility for A$25 million with US Based Investment fund, Cornell Capital Partners. This will support funding requirements including preliminary design work for Swan Hill Ethanol project.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 15 and forms part of the directors' report for the half-year ended 31st December 2006

Dated at Melbourne this 27th day of February 2007

Signed in accordance with a resolution of the directors:

Peter William Francis Anderton
Chairman & CEO

Agri Energy Limited and its controlled entities
Consolidated interim Income Statement

For the six months ended 31st December 2006

	31 Dec 2006	31 Dec 2005
	$	$
Revenue	3,680	-
Cost of sales	-	-
Gross profit	3,680	-
Depreciation and amortisation expenses	21,428	6,877
General and administrative expenses	3,144,004	436,985
Project development expenses - USA	-	728,182
Share based payment expense	1,778,121	144,308
Results from operating activities	**(4,939,873)**	**(1,316,352)**
Financial income	287,806	8,183
Financial expenses	(151,608)	(60,493)
Foreign exchange losses	(964,391)	-
Net financing income/(expense)	(828,193)	(52,310)
Loss before tax	**(5,768,066)**	**(1,368,662)**
Income tax expense	-	-
Loss for the period attributable to members of Agri Energy Limited	**(5,768,066)**	**(1,368,662)**
Loss per share		
Basic and diluted loss per share (cents)	(7.1)	(4.4)

The income statement is to be read in conjunction with the condensed notes to the consolidated interim financial statements set out on pages 8 and 12.

Agri Energy Limited and its controlled entities
Consolidated interim Balance Sheet

As at 31st December 2006

	Note	31 Dec 2006 $	30 June 2006 $
Cash and cash equivalents		8,150,520	15,643,510
Trade and other receivables		506,325	35,154
Inventories		-	-
Prepayments		84,269	15,000
Total current assets		8,741,114	15,693,664
Non-current Assets			
Investments		382,054	-
Deferred tax assets		-	-
Property, plant and equipment	5	19,032,878	424,987
Leasehold improvements		2,619	-
Intangible assets	6	6,531,671	7,268,317
Exploration and evaluation expenditure		100,000	100,000
Other assets		337,136	197,890
Total non-current assets		26,386,358	7,991,194
Total assets		**35,127,472**	**23,684,858**
Current Liabilities			
Trade and other payables		5,846,108	2,373,942
Income tax payable		97,246	-
Employee benefits		206,075	150,333
Interest bearing loans and borrowings		9,663	9,663
Non interest bearing loans and borrowings	4	10,000,000	-
Total current liabilities		16,159,092	2,533,938
Non-current Liabilities			
Interest bearing loans and borrowings		16,613	22,137
Deferred tax liabilities		-	-
Total non-current liabilities		16,613	22,137
Total liabilities		**16,175,705**	**2,556,075**
Net assets		**18,951,767**	**21,128,783**
Equity			
Issued capital		22,682,487	21,672,486
Reserves		3,174,801	593,752
Accumulated losses		(6,905,521)	(1,137,455)
Total equity		**18,951,767**	**21,128,783**

The balance sheet is to be read in conjunction with the condensed notes to the consolidated interim financial statements set out on pages 8 to 12.

Agri Energy Limited and its controlled entities
Consolidated interim statement of Cash Flows

For the six months ended 31st December 2006

	31 Dec 2006	31 Dec 2005
Cash flows from operating activities	$	$
Cash receipts from customers	-	-
Cash payments to suppliers and employees	(2,927,431)	(482,570)
Cash payments for development of ethanol projects	-	-
Cash payment for development of biodiesel projects	-	(728,182)
Cash generated from operations	(2,927,431)	(1,210,752)
Interest paid	-	(9)
Interest received	287,806	8,183
Net cash used in operating activities	**(2,639,625)**	**(1,202,578)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(76,167)	(1,178)
Payments of deposits	(142,327)	(40,000)
Ethanol project development expenditure	(2,774,167)	(15,000)
Biodiesel project construction expenditure	(10,827,045)	-
Advance for investment	(500,000)	-
On advance of other investments	(382,051)	-
Net cash used in investing activities	**(14,701,757)**	**(56,178)**
Cash flows from financing activities		
Proceeds from the issue of share capital	-	1,030,000
Proceeds from share options	-	325,000
Proceeds from non – interest bearing loan	10,000,000	-
Payment of transaction costs	(151,608)	(45,125)
Net cash from financing activities	**9,848,392**	**1,309,875**
Net increase/(decrease) in cash and cash equivalents	(7,492,990)	51,119
Cash and cash equivalents at 1st July	15,643,510	65,678
Cash and cash equivalents at 31st December	**8,150,520**	**116,797**

This statement of cash flows is to be read in conjunction with the condensed notes to the consolidated interim financial statement set out on pages 8 to 12.

Agri Energy Limited and its controlled entities
Consolidated interim statement of Changes in Equity

For the six months ended 31st December 2006

	Issued Capital	Translation Reserve	Share Option Reserve	Accumulated losses	Total
	$	$	$	$	$
Opening Balance at 1st July 2005	7,501,110	-	22,400	(5,283,414)	2,240,096
Share capital issued	14,171,376	-	-	-	14,171,376
Employee share options	-	-	618,711	-	618,711
Net profit /(loss) for the period	-	-	-	4,145,959	4,145,959
Foreign exchange translation differences	-	(47,358)	-	-	(47,358)
Balance as at 30th June 2006	**21,672,486**	**(47,358)**	**641,111**	**(1,137,455)**	**21,128,784**
Balance at 1st July 2006	21,672,486	(47,358)	641,111	(1,137,455)	21,128,784
Share capital issued	1,322,500	-	-	-	1,322,500
Employee share options	-	-	1,778,121	-	1,778,121
Cost of equity raising	(312,500)	-	-	-	(312,500)
Net profit /(loss) for the period	-	-	-	(5,768,066)	(5,768,066)
Foreign exchange translation differences	-	802,928	-	-	802,928
Balance at 31st December 2006	**22,682,486**	**755,570**	**2,419,232**	**(6,905,521)**	**18,951,767**

This statement of changes to equity is to be read in conjunction with the condensed notes to the consolidated interim financial statement set out on pages 8 to 12.

Condensed notes to the consolidated interim Financial Statements

1. Significant accounting policies

Agri Energy Limited, formerly Australian Ethanol Limited (the "Company"), is a Company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31st December 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity").

The consolidated interim financial report was authorised for issue by the directors on 26th February 2007.

(a) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of consolidated entity as at and for the year ended 30th June 2006. The consolidated annual financial report for the year ended 30th June 2006 is available upon request from the company's registered office at Level 9/644 Chapel Street, South Yarra, Melbourne Victoria or from the website www. aael.net.

(b) Basis of preparation

The accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30th June 2006.

(c) Going concern

The consolidated entity has recorded a net loss of $5,768,066 (2005: 1,368,662) for the six months ended 31 December 2006 and has a working capital deficiency of $7,417,978 (2005: surplus of $13,159,726) as at 31 December 2006. The ability of the consolidated entity to continue its business activity is dependent on timely completion of the Beatrice Biodiesel project within budgeted cost, achieving required business volumes necessary to achieve profitable operations, the success of commercial and strategic initiatives, and continued financial support of the shareholders and other lenders to the consolidated entity.

Notwithstanding the above, the directors of the Company have prepared the financial report on the going concern basis. The construction of the Beatrice Biodiesel project is currently progressing on schedule and is expected to be in production by the fourth quarter of 2007. On 19th January 2007 shareholders approved the issuance of fully paid shares of $40million for cash (less equity raising costs of $4million), followed by securing an additional USD33million of senior debt facility. The $36million cash from the issue of share capital has been received and an agreement for the senior debt facility has been signed. This equity and debt has resulted in Beatrice Biodiesel project being fully funded.

(d) Estimates

The preparation of the interim financial report in conformity with AASB 134: Interim Financial Reporting requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. In preparing this consolidated interim financial report the significant judgements made by management in applying the consolidated entity's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30th June 2006.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to responsible under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Condensed notes to the consolidated interim Financial Statements

2. Segment reporting

The business segment reporting format reflects the consolidated entity's management and internal reporting structure.

Business segments

The consolidated entity comprises the following main business segment:

- The primary business segment is the development of renewable fuel projects for production and distribution.
- The business holds a magnesium tenement referred to as the Tasmag Project. Expenditure in this area is incidental and not material to the primary business, therefore the Company does not consider this as an individual business unit.

Geographical segments

The renewable fuel segment is managed on a worldwide basis, but operates in two principal geographical areas, Australia and USA.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

Geographical Segments

	Australia		United States		Consolidated	
	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Revenue	-	-	3,680	-	3,680	-
Segment results from operating activities	(4,536,929)	(588,170)	(402,944)	(728,182)	(4,939,873)	(1,316,352)

Condensed notes to the consolidated interim Financial Statements

3. Issued capital

The consolidated entity recorded the following movement in the number of issued shares.

For the six months ended 31st December 2006

	Ordinary shares 2006
Shares	
On issue at 1st July 2006	79,065,625
Issued for satisfaction project expenditure	2,300,000
Implementation expense for equity facility	762,195
On issue at 31st December – fully paid	**82,127,820**

4. Borrowings

Non interest bearing loan

A bridging unsecured loan facility of A$10 million was raised from BlueCrest Capital.

In accordance with the loan facility agreement the loan is convertible to 28,571,429 shares of the Company @ A$0.35 per share. The loan is interest free. However, if shareholders approval of the conversion to equity was not obtained before 31st January 2007 interest @ 20% per annum is payable from 1st February 2007.

The loan has been repaid by conversion into equity as part of the Capital Raising approved by shareholders on 19th January 2007.

5. Property, plant and equipment

During the six months ended 31st December 2006 the consolidated entity acquired assets to the value of $15,900,464.

Expenditure relating to Swan Hill Ethanol project was $721,315
Expenditure relating to construction of Beatrice Biofuels was $15,107,303

6. Intangible assets

The intangible assets of the consolidated entity as at 31st December 2006 :

	$
Feasibility study Condolobin project	99,518
Feasibility study Oaklands project	99,523
Feasibility study Coleambally project	139,201
Swan Hill Ethanol project	6,193,429
	6,531,671

Condensed notes to the consolidated interim Financial Statements

7. Employee share options

	Number of options
Balance at 1st July 2006	9,270,000
Granted to staff and directors	5,394,000
Options terminated or cancelled	(2,025,000)
Balance at 31st December 2006	**12,639,000**

As at 31st December 2006 options were held under the following terms:

Expiry date	Exercise Price	Number of Options
30th June 2007	$0.50 per option	400,000
31st December 2008	$0.50 per option	440,000
1st December 2010*	$1.00 per tranche	6,999,000
27th April 2011	$1.00 per tranche	4,800,000
		12,639,000

Employee options have been granted to attract and retain experienced staff and to support the transition from completing studies to establishing operations.

Share based payments

* Employee options have been granted with 3 tranches that become available on completion of service periods and the share price achieving trigger points. The options issued since 30th June 2006 were up to 3 year options and the closing price on ASX must exceed 67.5, 75 and 82.5 cents on any 10 trading days for each of the 3 tranches respectively prior to the expiry date.

The charge brought to account in the income statement is based on valuation using the Binomial model and Black – Scholes model. These valuations are bought to account on a pro rata basis over the periods of the options:

- Fair value: spot price was the closing share price at grant date;
- Risk free rate: 5 year Commonwealth Bond 6.03%;
- Volatility: 80% approximation of future volatility over the period to expiry;
- Discounting based on the probability of vesting conditions being met:
    - First Tranche 15%
    - Second Tranche 20%
    - Third Tranche 25%

Condensed notes to the consolidated interim Financial Statement

8. Related parties

Arrangements with related partied continue to be in place. For details on these arrangements, refer to the 30th June 2006 annual financial report.

9. Commitments

	Dec 2006	Dec 2005
	$	$
Project construction commitments	5,290,874	-

10. Subsequent events

On 19th January 2007 shareholders approved the issue of shares to raise A$40 million to provide the equity component of the Beatrice Biodiesel project. This was followed by securing a senior debt facility of US$33 million which together with the equity results in the Beatrice Biodiesel project being fully funded.

The construction of the Beatrice Biodiesel project is currently progressing on schedule and is expected to be in production by the fourth quarter of 2007.

Directors' Declaration

In the opinion of the directors of Agri Energy Limited ("the Company"):

1. the financial statements and notes set out on pages 4 to 12, are in accordance with the Corporations Act 2001 including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31st December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne Victoria this 27th day of February 2007

Signed in accordance with a resolution of the directors:

____

Peter Anderton
Chairman & CEO

KPMG

Independent auditor's review report to the members of Agri Energy Limited

We have reviewed the accompanying interim financial report of Agri Energy Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes 1 to 10 and the directors' declaration set out on pages 4 to 13 of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the interim half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Agri Energy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Agri Energy Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the interim half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

Jason Anglin

Jason Anglin
Partner

Melbourne

27 February 2007

Lead auditor's independence declaration under Section 307C of the Corporations Act 2001 to the directors of Agri Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Jason Anglin
Partner

Melbourne

27 February 2007

AGRI ENERGY
LIMITED

14 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

ACQUISITION OF CENTRAL EU BIOFUELS & SHARE PURCHASE PLAN
AGRI ENERGY LIMITED

Agri Energy Limited (ASX: AAE) is pleased to announce the acquisition of Central EU Biofuels Pty Ltd ("CEB"). The acquisition provides Agri Energy access to the rapidly growing European biofuels industry and the world's largest biodiesel market through two major projects. CEB is developing the Hodmezovasarhely Oilseed Crushing Project, a planned 500,000 tonne per year oil seed project in southern Hungary to supply cost competitive biodiesel feedstock into Western Europe and is a participant in the Ennsdorf Biodiesel Project, a 95,000 tonne per year biodiesel development in central Austria.

The strategic acquisition enables Agri Energy to leverage the group's global development and operational expertise to maximise investment returns by arranging project finance and managing the development and operations of selected opportunities in the major international biofuels markets. The CEB Chief Executive Officer, David Messina, who is based in Budapest, Hungary, will continue to manage the Agri Energy business in Europe and oversee the development of both the Ennsdorf Biodiesel Project and the Hodmezovasarhely Oilseed Crushing Project.

Agri Energy has assessed the Ennsdorf Biodiesel Project as having sound fundamentals. It has an excellent location and site with exceptional road, rail and river access, environmental approvals in place, a very capable and experienced biofuels technical management team, a strongly supportive government and local community, feedstock supply and biodiesel offtake agreements together with a conditional banking proposal for up to 75% debt. The Ennsdorf Biodiesel Project is being developed by Carbon Cycle Management Ag ("CCM"), an Austrian company in which AAE, through CEB, will initially own 14.7% with in-principle agreement to increase to around 50% prior to financial close of the Ennsdorf Biodiesel Project and potentially to a wholly owned position in the longer term. Financial close is currently planned for the first half of 2007, with start up and production in the second half of 2008.

"At Ennsdorf the current owners have done some impressive development work. The fundamentals are right and the project is at the point where project finance is very close." said Peter Anderton, the Agri Energy Chairman and Chief Executive.

"However the current owners just don't have the financial capacity and experience nor the construction expertise to build it and systems and structure to successfully operate the facility. That's where our group can add real value. With our biodiesel technical and project team from the United States and finance group out of Australia, we have mapped out the way forward and feel confident that Ennsdorf will be a strong contributor to the group returns from 2008. It is a great deal for such an advanced biodiesel project in Europe as the entry cost is low, at less than 20 euro cents per production gallon".

The Agri Energy Board considers the Hodmezovasarhely Oilseed Crushing Project in southern Hungary an ideal strategic fit with the Agri Energy global business. The group has a strong agricultural focus to identify the most efficient and cost effective world competitive biofuels feedstock. Central and Eastern Europe have enormous advantages to the longer term renewable fuels industry in Europe. The region shares common infrastructure and a common goal to develop the biodiesel industry to meet the recently announced 10% EU target for transport fuels by 2020. The technology and business aligns closely with Agri Energy biodiesel and ethanol developments in the United States and Australia. Agri Energy plans to complete the Definitive Feasibility Study and put finance in place for the development by the end of 2007. Start up and production is planned for the first quarter of 2009.

"CEB is an important acquisition for Agri Energy" said Mr Anderton "Firstly, these are robust projects which strengthens our pipeline of projects for future growth and will add additional earnings to Agri Energy for the year commencing July 2008. Secondly, the leverage that we can provide through our global biofuels and agricultural team to the strong existing management teams of both projects has important synergies for our future plans. Thirdly, CEB provides a firm platform to expand our biodiesel production capacity in Europe without being subject to the same limitations as other producers".

Mr Anderton added "We are excited about the opportunities in Europe and are looking forward to working with our local partners to expand the operations. Already a second project at Ennsdorf is on the drawing board".

Agri Energy paid the shareholders of CEB 2.5 million ordinary shares in Agri Energy for 100% of the issued shares in CEB. Agri Energy will pay the CEB shareholders up to 15.5 million additional Agri Energy fully paid ordinary shares as specific milestones are achieved, as part of the total consideration of participating in the above mentioned projects: The milestones and shares payable are:

1.	Financial Close of the Ennsdorf Biodiesel Project	2.5 million shares
2.	Signing the call option for CEB to take up to 100% of all shares in CCM	Up to 2 million shares, depending on the percentage of CCM shares over which Agri Energy has the call options, measured at financial close of the Ennsdorf Project.
3.	Successful start up and operation of the Ennsdorf Biodiesel Project	1 million shares
4.	Financial close of the Hodmezovasarhely Oilseed Crushing Project	5 million shares
5.	Exercise of the call CCM option	Up to 5 million shares depending on the level of ultimate ownership of Agri Energy in CCM

BACKGROUND TO ACQUISITION

CEB plans to establish an oilseed crushing facility in Hungary. The project is to be located at Hodmezovasarhely in south eastern Hungary, approximately 190 km from Budapest. The plant will process 500,000 tonnes per year of sunflower and canola/rape seed grown in the surrounding area of Hungary, Romania and Serbia. The business case is based on sourcing and processing low cost, energy specific, oil seed in Eastern Europe to provide high quality feedstock for the burgeoning Western European biodiesel market, where there is a shortage of seed oil and the cost structure of land and other inputs for growing seed is high. CEB will also provide greater security of the long term raw material supply which will mitigate feedstock availability and cost risks for Ennsdorf and future projects. A Definitive Feasibility Study, including environmental permitting for the project, is due to be completed later this year. The local government has agreed to grant freehold ownership over a 10 hectare site for the project, close to rail, road and other infrastructure facilities.

CCM is developing a 95,000 tonne per annum (29 million gallon per annum) biodiesel plant located at Ennsdorf in Austria. Ennsdorf is approximately 160 km west of Vienna in a port precinct on the Danube River. The project is fully permitted and construction is expected to commence in the middle of 2007 once financing has been negotiated. The Ennsdorf Biodiesel Project is designed to process a variety of feed stocks including canola/rape, sunflower seeds, used cooking oil and tallow. The Ennsdorf biodiesel plant will consume 20 - 30% of the design output of the Hodmezovasarhely oil seed crushing plant.

The engineering and design for the Ennsdorf Biodiesel Project is being undertaken by Chemieanlagenbau Chemnitz GmbH ("CAC") a leading chemical engineering firm based in Chemnitz, Germany. CAC was founded nearly 200 years ago and, prior to a management buy out in April 2004, was part of Lurgi Ag. CAC's core business is construction of plants within petrochemical (including refinery and gas technology), pharmaceuticals and engineering services for special plants.

The other shareholders in CCM include a large Austrian biodiesel distributor and the largest cooking oil collector in Austria. Agri Energy is currently negotiating to increase its stake in CCM as additional development funds are raised and also through a share swap arrangement with the other CCM shareholders.

The acquisition of CEB and participation in CCM is consistent with the core strategies of Agri Energy. It expands the planned production in regions with mature biofuel markets and strong product acceptance. The European Union has a 5.75% target for biofuels by December 2010, increasing to 10% in 2020. Lack of suitable feedstock in Western Europe remains a limiting factor in achieving these targets. Austria has a biofuels mandate of 4.3% from October 2007, up from the current 2.5%.

SHARE PURCHASE PLAN

In a release to the market on 5 December 2006, it was indicated that Agri Energy intended to offer a Share Purchase Plan under the terms offered to institutional and sophisticated investors who participated in the January 2007 capital raising. The directors have resolved to put the Share Purchase Plan offer on hold given the current share price and state of the alternative energy market in Australia. In due course, this opportunity will be revisited once the market performance of the sector improves.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Australia

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Corporate Relations
Agri Energy Limited
Tel + 61 3 8689 3000
Mobile + 61 (0) 417 924 773
Email : jkettman@aael.net

Europe

David Messina
Chief Executive Officer
Central EU Biofuels Pty Ltd
Tel +36 70 594 7517
Email: dmessina@ceubiofuels.eu

AGRI ENERGY
LIMITED

15 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

AGRI ENERGY LIMITED – LAUNCH OF NEW WEBSITE

Agri Energy Limited (ASX: AAE) is pleased to announce the launch of the new Group website www.aael.net While not an announcement event to the Australian Stock Exchange the Company is reporting the new website launch in order to keep the market informed.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Australia

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Corporate Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

AGRI ENERGY
LIMITED

15 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Enclosed for release to the market is Appendix 3B and Compliance Notice Section 708A (5)(e).

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 9822 6747
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Agri Energy Limited

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 1,320,000 b) 1,180,000 Total – 2,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The securities will rank equally in all respects from the date of allotment with the existing issued securities of the same class.
5	Issue price or consideration	a) The consideration for the issue of 1,320,000 securities is the transfer of 20,500,000 fully paid ordinary shares in Central EU Biofuels Pty Ltd ACN 120 993 071 (**CEB**) by all of the shareholders in CEB to Agri Energy Limited (**AEL**). b) The consideration for the issue of 1,180,000 securities is the assignment from the debt holders to AEL of $468,119.38 in debt owed by CEB to the debt holders.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Share Purchase Agreement between AEL, CEB and the directors of, and shareholders in, CEB dated 22 December 2006 (as varied by the Deed of Variation dated 13 March 2007) as consideration for the acquisition by AEL of 20,500,000 fully paid ordinary shares in CEB (being all the issued share capital in CEB) and the assignment of $468,119.38 in debt from the debt holders to AEL.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,115,458	Fully paid ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of not more than 5 days) in to the number of fully paid shares equal to 83,000 ordinary fully paid shares divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

	84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
	83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) in to the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) in to the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.

+ See chapter 19 for defined terms.

	250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.

+ See chapter 19 for defined terms.

	250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
	860,000	Options expiring 31 December 2008 exercisable at $0.50 each.
	11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each.
	6,650,000	Options expiry 29 January 2010 Exercise price $0.45 each.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14-3-07
(Director/Company secretary)

Print name: Bruce Arnold

AGRI ENERGY
LIMITED

14 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

Compliance Notice
This Notice is given by Agri Energy Limited ("**Company**") under section 708A(5)(e) of the *Corporations Act* 2001 ("**Act**").

On 14 March 2007, the Company issued 2,500,000 ordinary fully paid shares without disclosure to investors under Part 6D.2 of the Act.

As at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and has complied with section 674 of the Act.

There is no information which is "excluded information" within the meaning of section 708A(6) of the Act.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Corporate & Public Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

20 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

CONDOBOLIN ETHANOL PROJECT

Agri Energy Limited (ASX: AAE) advises that the Company has submitted to the New South Wales state government an application for development approval for the Condobolin Ethanol Project.

The project is one of four projects in New South Wales and Victoria being considered by Agri Energy as the second ethanol project to be developed by the Company. The first ethanol project is currently being constructed at Swan Hill in North Western Victoria and is scheduled for start up in the first half of 2008.

The Condobolin Ethanol Project has massive local support as demonstrated by attendance at local community meetings arranged by the company. The Company has an option over 100 hectares of land four kilometres west of Condobolin township in the central west region of NSW, 460 kilometres west of Sydney. The Orange-Broken Hill railway traverses the property which is serviced with an existing water pipeline from the Lachlan River.

The Condobolin Ethanol Project is planned to produce 200 million litres per year of fuel ethanol. The project will use a mixed feedstock of corn, wheat, barley and sorghum and will require 600,000 tonnes of grain per year at full production.

During 2006, Agri Energy completed an extensive assessment of the critical issues relating to the Condobolin Ethanol Project including a consistency and reliable grain supply study, access to water, rail, infrastructure and a population base to support the $120 million planned development. Agri Energy engaged Environmental Resource Management Australia to complete and submit the development application under the NSW Environmental Planning and Assessment Act 1979.

Other potential sites being considered by Agri Energy for the second fuel ethanol development in Australia include Oaklands and Coleambally in New South Wales and Murtoa in Victoria. The Company has land options at all these locations.

Design for each of the planned ethanol production facilities has been contracted to the group's preferred technology partner Praj Industries Ltd from Pune, India. The plant design is based on the company's Beatrice Ethanol Project to be developed in Nebraska, United States

The company anticipates development approval for the Condobolin Ethanol Project will take 4-6 months. A decision to proceed with Agri Energy's second Australian ethanol project and commence full scale design is scheduled for the July Board Meeting to be held in Beatrice, Nebraska. If the decision is to proceed with the Condobolin Ethanol Project, construction is projected to commence in the first half of 2008 with start up and production planned for mid 2009.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Australia

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Corporate Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

AGRI ENERGY
LIMITED

22 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

OAKLANDS ETHANOL PROJECT

Agri Energy Limited (ASX: AAE) advises that the Company has submitted to the New South Wales state government an application for development approval for the Oaklands Ethanol Project.

The project is one of four projects in New South Wales and Victoria being considered by Agri Energy as the second ethanol project to be developed by the Company. The first ethanol project is currently being constructed at Swan Hill in North Western Victoria and is scheduled for start up in the first half of 2008.

The Oaklands Ethanol Project has massive local support as demonstrated by attendance at local community meetings arranged by the Agri Energy. The Company has an option over 130 hectares of land 400 meters north east of Oaklands township in the Murray region of NSW, 620 kilometres south west of Sydney and 100 kilometres north west of Albury. Land dedicated for the disused Oaklands - The Rock railway traverses the property. Water is available from the O'Dwyer Main Channel adjacent to the property.

The Oaklands Ethanol Project is planned to produce 200 million litres per year of fuel ethanol. The project will use a feedstock of corn, wheat, barley and sorghum and will require 600,000 tonnes of grain per annum at full production.

During 2006, Agri Energy completed an extensive assessment of the critical issues relating to the Oaklands Ethanol Project including a consistency and reliable grain supply study, access to water, rail, infrastructure and a population base to support the $120 million planned development. Agri Energy engaged Environmental Resource Management Australia to complete and submit the development application under the NSW Environmental Planning and Assessment Act 1979.

Other potential sites being considered by Agri Energy for the second fuel ethanol development in Australia include Condobolin and Coleambally in New South Wales and Murtoa in Victoria. The Company has land options at all these locations.

Design for each of the planned ethanol production facilities has been contracted to the group's preferred technology partner Praj Industries Ltd from Pune, India. The plant design is

based on the company's Beatrice Ethanol Project being developed in Nebraska, United States

The company anticipates development approval for the Oaklands Ethanol Project will take 4-6 months. A decision to proceed with Agri Energy's second Australian ethanol project and commence full scale design is scheduled for the July Board Meeting to be held in Beatrice, Nebraska. If the decision is to proceed with the Oaklands Ethanol Project, construction is projected to commence in the first half of 2008 with start up and production planned for mid 2009.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

Australia

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Jacinda Kettmann
Public and Corporate Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

AGRI ENERGY
LIMITED

2 April 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

AGRI ENERGY GROUP UPDATE APRIL 2007

Agri Energy Limited (ASX code: AAE) is presenting a group update and review of activities to Investors in Europe this week.

A copy of the Investor Presentation April 2007 is attached for the information of the ASX and the Investor Market.

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED


fueling our future

INVESTOR UPDATE



April 2007

AGRI ENERGY

Disclaimer

The information contained in this document is disclosed to you by Agri Energy Limited (ABN 83 061 375 442) (**the Company**).

- Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, financial product, legal, tax or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs.

- The Company has prepared this document and is not aware of any errors in this document, but does not make an recommendations or warranty, express or implied concerning the accuracy of any forward looking statements or the likelihood of achievement or reasonableness of any assumptions, project economics, forecasts, prospects of returns contained in the information. Such assumptions, project economics, forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Accordingly actual financial results may materially differ from any prospective financial results.

- This document is intended to provide background information only and does not purport to make any recommendation upon which you may reasonably rely without taking further and more specific advice. Potential investors should make their own decision whether to purchase any share in the Company based on their own enquiries. Potential investors are advised to seek appropriate independent advice, if necessary, to determine the suitability of the investment. An investment in the Company should be considered speculative.

- This document is not a prospectus or other disclosure document.

Report Outline

AGRI ENERGY

- Overview
- Agri Energy Headline Projects 2007/2008
- Biofuels Industry Overview
- Feedstock Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update



Agri Energy Group Overview

AGRI ENERGY

- **Mission**

  To develop a sustainable and profitable global agri energy business based on technology and world competitive agriculture inputs.

- **Focus**

  Agri Energy is focused on identifying and developing cost competitive opportunities in global agriculture for the production of green energy.

- **Investor Differentiator**

  Agri Energy is the only investment group developing a global fuel ethanol and biodiesel company based on an integrated agri business.



Agri Energy Group Structure
AGRI ENERGY
AGRI ENERGY LIMITED
100% Owned
AUSTRALIAN BIOFUELS PTY LTD
US CANADIAN BIOFUELS INC
CENTRAL EU BIOFUELS PTY LTD
Swan Hill Ethanol Project
Condobolin Ethanol Project
Coleambally Ethanol Project
Oaklands Ethanol Project
Murtoa Ethanol Project
Beatrice Biodiesel, LLC
Beatrice Ethanol, LLC
South East Nebraska Ethanol
Midwest Biodiesel Project
Ennsdorf Biodiesel Project 1
Hodmesouasarhely Oilseed Crushing Plant Project
Ennsdorf Biodiesel Project 2

Agri Energy Group – Business Basis

AGRI ENERGY

- Diversified, global biofuels business
- Ethanol, biodiesel, biolubricants
- USA, Australia, Europe
- Listed on the Australian Stock Exchange
- Market capitalization AUD$70 Million

Understanding the Global Biofuels Market

AGRI ENERGY

	Ethanol	Biodiesel
Australia	Immature Poised for growth	Faltering but salvageable
United States of America	[illegible]	Immature Rapid growth
Central Europe	[illegible] Barriers to growth	Developing Rapid growth

AGRI ENERGY

Responding to Global Market Opportunities

Australia	SWAN HILL ETHANOL PTY LTD	Watching brief
United States of America	BEATRICE ETHANOL LLC	BEATRICE BIODIESEL LLC
Central Europe	Not a core market for AAE	CENTRAL EUROPEAN BIOFUELS PTY LTD

Capitalizing on Industry Drivers

AGRI ENERGY

	Ethanol	Biodiesel
Australia	Short supply Climate change agenda Trend to high octane fuels Excise relief (25 cpl)	Low sulphur diesel Climate change agenda Excise relief (38.143 cpl)
United States of America	MTBE legislation Mid-west political agenda	Short supply Mid-west political agenda USD$1/gallon subsidy
Central Europe		EU Mandates Trend to diesel motor cars Agricultural "set aside" law

AGRI ENERGY

Circumventing Industry Barriers

Australia	Feedstock cost → multigrain facility → use of damaged grain → control feedstock production Offtake (chicken & egg) → align with proven industry partner → finance initially with equity	Lack of high volume high quality feedstock Fuel Tax Bill 2006 gives increased market power to major oil companies
United States of America	Price → located on west of corn belt to secure cheaper feedstock Distribution (not piped) → aligned with industry partner, CHS → located near intersection of two major trans-national railways	Tightening quality standards → proven technology & guarantee
Central Europe	Octane additive legislation Lack of demand	Feedstock cost → source oil from Eastern Europe → develop own oilseed crushing facility

Report Outline

AGRI ENERGY

- Overview
- Agri Energy Headline Projects 2007/2008
- Feedstock Industry Overview
- Biofuels Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update



Agri Energy Headline Projects 2007/2008

AGRI ENERGY

UNITED STATES - Beatrice Biodiesel Project

- 100% owned
- 50 Mgpy (200Mlpy) Biodiesel Production
- Soy Oil Feedstock
- Capital Cost USD$52.5 million
- Fully Financed USD$65 million (53% debt / 47% equity)
- Construction Commenced September 2006
- Start up August 2007/ Full Production 4Q2007
- EBITA AUD$42.6 million
- Market Value USD$100-150 million (USD$2-3 per operating gallon)

BEATRICE BIODIESEL LLC

Agri Energy Headline Projects 2007/2008

AGRI ENERGY

AUSTRALIA - Swan Hill Ethanol Project

- 100% Owned
- 25 Mgpy (100 Mlpy) Fuel Ethanol Production
- Corn, Wheat, Barley, Sorghum Feedstock
- Capital Cost AUD$85 million
- Target Project Finance AUD$105 million (57% debt / 43% equity)
- Construction Commenced September 2006
- Start up 2Q 2008 / Full production 3Q 2008
- EBITDA AUD$30.1 million
- Market Value AUD$65 -100 million (USD$2 -3 per operating gallon)

SWAN HILL ETHANOL PTY LTD

Agri Energy Headline Projects 2007/2008

AGRI ENERGY

EUROPE - Ennsdorf Biodiesel Project

- 15% ownership (increasing to 75% at Project Finance)
- 30Mgpy (110Mlpy) tonne per year Biodiesel Production
- Oilseed, Tallow and Waste Fat Feedstock
- Capital Cost €36 million
- Finance Term Sheet €40.5 million (64% debt / 36% equity)
- Construction Scheduled to Commence 3Q2007
- Start up 2Q2009 / Full Production 4Q2009
- EBITA AUD$17.6 million
- Market Value of 100% €50 -75 million (USD$2-3 per operating gallon)

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Report Outline

- Overview
- Agri Energy Headline Projects 2007/2008
- Biodiesel Industry Overview
- Feedstock Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update

United States Biodiesel Industry – Overview

AGRI ENERGY

- Maturing Industry
- Industry growing rapidly
- Growth in number of production facilities dominated by small local producers – inefficient and high operating costs
- Enormous capacity in the fuel industry for further uptake
- Biodiesel Quality remains a key issue
- Sold as a diesel blend at 2%,5%,20%
- Used by a number of operators at 100%
- Favorable Legislation
- Federal Subsidiary USD$1.00 / gal. Bill to make this evergreen
- Mandates in a number of States
- Aggressive National Target determined by the President
- Price has remained stable
- Engine manufactures support Biodiesel

BEATRICE BIODIESEL LLC

AGRI ENERGY

Current Biodiesel Pricing Structure – United States

B100 Biodiesel Price (bid-offer) USD$ per gallon

	WEST COAST	MIDWEST	GULF COAST	EAST COAST
CME	2.97-3.14	2.93-3.04	2.97-3.12	2.92-3.05
CSME	2.82-2.98	2.80-2.84	2.80-2.85	2.75-2.88
FAME	2.80-2.92	2.72-2.79	2.78-2.85	2.73-2.82
PME	2.75-2.85	2.85-2.93	2.78-2.85	2.70-2.80
SME	3.00-3.10	2.92-2.95	2.98-3.08	3.02-3.09

CME canola methyl ester
CSME canola/soy methyl ester blend
FAME fat and/or tallow based methyl ester
PME palm methyl ester
SME soy methyl ester

Source: Provista Renewable Fuels
Friday 23 March 2007

BEATRICE BIODIESEL LLC

AGRI ENERGY

Australian Ethanol Industry – Overview

- Immature Industry
- Australian Fuel Industry dominated by the four major refiners
- Industry potentially poised for rapid growth
- Current significant shortage of fuel ethanol in Australia
- Moderate consumer acceptance (improving)
- Major fuel refiners have created an ethanol demand
- Favorable Legislation
- Federal Subsidiary AUD$0.38143 / litre
- Mandates being promoted by all state governments
- Current consumption is tiny (38 Ml – 2006) – shortage of product
- Engine manufactures support ethanol growth
- Legislated as a fuel blend (up to 10%)

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

European Biodiesel Industry – Overview

- Mature Industry
- Industry continues to grow rapidly
- Growth Driven by aggressive targets set by the EU
- Enormous capacity in the fuel industry of further uptake
- Biodiesel Quality remains a key issue
- Usually retailed as a Blend (20%)
- Used by a number of operators at 100%
- Favorable Legislation
- All Countries in EU have significant subsidiaries legislated
- Mandates throughout the EU
- Three out of four vehicles in Europe are diesel
- Biodiesel Prices have remained stable
- Engine manufactures support Biodiesel

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Current Biodiesel Pricing Structure – Europe

B100 Biodiesel Prices (€ per tonne)

RAPME	**730.00**
FAME	**700.00**
PME	**810.00**

RAPME canola methyl ester
FAME fat and/or tallow based methyl ester
PME palm methyl ester

Source: Reuters Xtra
Friday 23 March 2007

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Report Outline

- Overview
- Headline Projects
- Biofuels Industry Overview
- Feedstock Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update



AGRI ENERGY

Feedstock Strategy Group

- **United States**
  - Location – best discounts
  - Partnerships – CHS/Local Co-Operative
  - Hedging Strategy – Moving Parts
- **Europe**
  - Location – Eastern Block
  - Oil Seed Crusher – technology and control
  - Partnerships
  - Multigrain capability
- **Australia**
  - Location – Summer/Winter crop
  - Manage grain
  - Production for up to 50% of requirements

AGRI ENERGY

US Soy Bean and Soy Oil Industry – Overview

Soy Bean and Oil Stockpiles at Record All Time Levels

- Soy Market is Overdone
- Speculators have Created Unrealistic Price Structure
- South America Production Growing Rapidly
- Growers have Not Switched to Corn to the Extent Forecast
- Forecast Biodiesel Demand not Realized to Date
- Soy Meal Prices have held up against DDG
- Soy Oil Prices are Tracking Oil Price
- Current CBOT USD$0.30 per lb
  (expected the next 3 – 6 months to reduce to USD$0.24 – 0.26 per lb)
- Plantings (United States)
  - 75.5 million acres (2006)
  - 70.5 million acres (2007 estimate)

BEATRICE BIODIESEL LLC

Feedstock Strategy Model – United States

AGRI ENERGY



CHS
Grain/Oilseed
Fixed Cost Contracts
Index Cost Contracts
Spot Cost Contracts
Hedge
BEATRICE BIODIESEL LLC
Hedge
BEATRICE ETHANOL LLC
Matched
CHS
Fuel
Fixed Contracts
Index Contracts
Spot Contracts

BEATRICE BIODIESEL LLC

AGRI ENERGY

Australian Grain Industry – Overview

- Change at all levels in the industry
- Industry has suffered from years of continuous drought
- Grain Prices at cyclic high
- Opportunities in regions with proven water availability
- Grains Council Target – double yield by 2025
- Domestic market is the best and most stable market for producers
- Market dislocation has emerged – AWB issues
- Quality currently targeted at human consumption market
- Massive capacity for Ethanol and Biodiesel in the future
- Technology is driving significant change
- High availability of poor quality grain

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Feedstock Strategy Advantages - Australia

- Control of inputs
- Ability to grow, research and change the industry
- Grain tailored to requirement
- Higher certainty of supply
- Integration is the key to success in Australia
- Defined feedstock cost
- Efficiency of scale
- Grain margin reduces ethanol cost
- Benefit from the unique agricultural structure in Australia

SWAN HILL
ETHANOL
PTY LTD


AGRI ENERGY
Feedstock Strategy Model – Australia
Infrastructure
Investor
Land/Water
Infrastructure Return
Ethanol Production Facility
Cost Plus Performance Fee
Farming Expertise
Agricultural Manager
Input Supply
Grow & Harvest
Feedstock Production
Feedstock
SWAN HILL
ETHANOL
PTY LTD

European Oilseed Industry – Overview

AGRI ENERGY

- Growing demand for oilseed driven by growth in energy market
- Biodiesel growth driven by mandates, EU targets and environmental factors
- Western European cost structure significantly higher than Eastern and Central Europe
- Infrastructure and farm practices in Central and Eastern Europe substantially less developed than in Western Europe
- Yield in Central and Eastern Europe substantially less developed than in Western Europe – technology, fertilizer
- Central and Eastern Europe has fertile and favourable soils and climate. Land cost are relatively low.
- Capacity to capitalize on growth opportunity by locking up oilseed crushing and regional infrastructure
- Industry make up is changing to high oil crops

CENTRAL
EU BIOFUELS
PTY LTD

AGRI ENERGY

Current Vegetable Oil Pricing Structure – Europe

Vegetable Oil Prices (€ per tonne)

	RAPE OIL	SOY OIL	SUNFLOWER OIL	PALM OIL
P1	565.00	538.00 (degummed)	705.00	630.00 (RBD 673.50)
P3	570.00	552.00 (degummed)	720.00	637.50
P4	579.00		730.00	637.50
P5				637.50

CENTRAL EU BIOFUELS PTY LTD

Source: Reuters Xtra
Friday 23 March 2007


AGRI ENERGY
Feedstock Strategy Model – Europe
Biodiesel Offtake
Tallow
60%
Waste Oil
Ennsdorf Biodiesel Project
Vegetable Oil
40%
Seed Oil Supply
Firm Contracts
CENTRAL
EU BIOFUELS
PTY LTD

Report Outline

AGRI ENERGY



- Overview
- Agri Energy Headline Projects 2007/2008
- Biofuels Industry Overview
- Feedstock Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update

Building a pipeline for future growth - United States (Target)

AGRI ENERGY

Beatrice Biodiesel 3Q 2007	Nebraska USA	50 Mgpy
South East Nebraska Ethanol 1Q 2008	Nebraska USA	50 Mgpy
Beatrice Ethanol 2Q 2009	Nebraska USA	50 Mgpy
Dakota Biodiesel 3Q 2009	Dakota USA	50 Mgpy

BEATRICE BIODIESEL LLC

Building a pipeline for future growth - Australia (Target)

AGRI ENERGY

Swan Hill Ethanol 2Q 2008	Victoria Australia	100 Mlpy
Condobolin Ethanol 4Q 2009	NSW Australia	200 Mlpy
Oaklands Ethanol 4Q 2010	NSW Australia	200 Mlpy
Murtoa Ethanol 4Q 2011	Victoria Australia	200 Mlpy
Condobolin Ethanol 4Q 2012	NSW Australia	200 Mlpy

SWAN HILL ETHANOL PTY LTD

Building a pipeline for future growth - Europe (Target)

AGRI ENERGY

Ennsdorf Biodiesel (1) 1Q 2009	Austria	95,000 t/yr
Hodmezvasarhely 4Q 2009 (Oil Seed Crushing Vegetable Oil)	Hungary	500,000 t/yr
Ennsdorf Biodiesel (2) 4Q 2010	Austria	95,000 t/yr

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Pipeline EBITDA Projections (target)

EBITDA ATTRIBUTABLE TO AAE GROUP		Ownership	Units	2007	2008	2009	2010	2011
US CANADIAN BIOFUELS	Beatrice Biodiesel	100%	AU$'000	9,823	42,634	43,140	43,787	44,444
	Beatrice Ethanol	100%	AU$'000	-	-	28,384	36,269	37,803
	South East Nebraska Ethanol	50%	AU$'000	-	11,569	23,464	23,725	24,301
	Mid West Biodiesel	100%	AU$'000	-	-	10,118	43,913	44,434
AUSTRALIAN BIOFUELS	Swan Hill Ethanol	100%	AU$'000	-	13,901	30,069	35,206	40,356
	Condobolin Ethanol	100%	AU$'000	-	-	29,704	70,763	78,960
	Oaklands Ethanol	100%	AU$'000	-	-	-	30,595	72,886
EUROPEAN	Ennsdorf Biodiesel (1)	75%	AU$'000	-	-	5,984	11,986	13,205
	Ennsdorf Biodiesel (2)	100%	AU$'000	-	-	-	8,218	16,461
	Hodmezouasarhely Crushing Plant	100%	AU$'000	-	-	9,677	39,870	41,066
AAE GROUP	Consolidated		AU$'000	9,823	68,103	180,540	344,332	413,915

Exchange Rates AUD$1.00 = USD$0.765 AUD$1.00 = €0.60

Pipeline EBITDA Projections (target) - By Region

AGRI ENERGY

PLANT PERFORMANCE IN EBITDA		Througput	Units	2007	2008	2009	2010	2011
US CANADIAN BIOFUELS	Beatrice Biodiesel	100%	US$'000	7,515	32,615	33,002	33,497	33,999
	Beatrice Ethanol	100%	US$'000	-	-	21,714	27,746	28,919
	South East Nebraska Ethanol	100%	US$'000	-	17,700	35,900	36,300	37,180
	Mid West Biodiesel	100%	US$'000	-	-	7,740	33,593	33,992
AUSTRALIAN BIOFUELS	Swan Hill Ethanol	100%	AU$'000	-	13,901	30,069	35,206	40,356
	Condobolin Ethanol	100%	AU$'000	-	-	29,704	70,763	78,960
	Oaklands Ethanol	100%	AU$'000	-	-	-	30,595	72,886
EUROPEAN	Ennsdorf Biodiesel (1)	100%	€'000	-	-	4,787	9,589	10,564
	Ennsdorf Biodiesel (2)	100%	€'000	-	-	-	4,931	9,877
	Hodmezouasarhely Crushing Plant	100%	€'000	-		5,806	23,922	24,639

Report Outline

AGRI ENERGY

- Overview
- Agri Energy Headline Projects 2007/2008
- Biofuels Industry Overview
- Feedstock Industry Overview
- Target Project Pipeline
- Headline Projects Detailed Update



Beatrice Biodiesel, LLC – Project Overview



- Location - Beatrice, Nebraska, United States
- Feedstock
  - Soy Oil
  - Methanol
- Products
  - B100 biodiesel to ASTM 6751 (US Specification)
  - Technical grade glycerine (97.5%)
- Technology Axens Esterfip Process (French Institute of Technology)
  - Solid Catalyst Process
  - Sister Plant to Sete, France
- Engineering - CJ Schneider Engineering Co PC. Omaha Nebraska
- Construction Management - Alberici Constructors, St Louis, Missouri
  - National Energy and Industrial Construction Group
  - USD$ I Billion per annum
- Feedstock Supply - Soy Oil Contracted CHS Inc
- Biodiesel Offtake - Contracted to CHS Inc

AGRI ENERGY

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Project Update

AGRI ENERGY

ON TIME ON BUDGET

Overall Project Progress	38%
Engineering	100%
Equipment Procurement	100%
Earthworks / Underground Utilities	90%
Civil / Concrete	80%
Site Tankage	60%
Structural Steel	35%
Architectural Buildings	35%
Mechanical/Piping	10%
Electrical/Instrumentation	0%
Fire Protection	0%
Rail Installation	0%

- USD $45 million committed
- USD $21 million expended

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Site Progress

AGRI ENERGY



BEATRICE
BIODIESEL
LLC

AGRI ENERGY

Beatrice Biodiesel, LLC – Project Finance

- **Application of Funds** USD$65m
  - Project Cost USD$52.5m
  - Cost Over Run Facility USD$7.5m
  - Working Capital Facility USD$5.0m
- **Source of Funds** USD$65m
  - Debt (53%)
    - Senior Debt (Agstar Finance Services) USD$28.0m
    - TIF Loan (City of Beatrice) USD$1.7m
    - Working Capital Facility USD$5.0m
  - Equity (47%) USD$30.3m

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Proven Partners



Beatrice Biodiesel LLC
BNSF Rail
Alberici Constructors
CJ Schneider Engineering
Aquilla
Agstar
Cornerstone Energy
Home Federal Savings Bank
City of Beatrice
SAP
State of Nebraska
Axens
CHS Inc

AGRI ENERGY

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – CHS Advantage

AGRI ENERGY

- **CHS is an Agri Energy Company**
  - Formed from the merger of Cenex (Independent Oil Group) and Harvest States (Largest US Farm Co op Group)
  - Fortune 500 Company (Number 198)
  - Net sales USD$11.8bn* (2005)
  - Assets USD$4.9bn* (2005)
  - Largest Mid West Fuel Distributor and Retailer (1600 outlets)
  - Co op represents over 400,000 Farmers and Ranchers
- **Partnership Brings to Beatrice Biodiesel**
  - Guaranteed Feedstock Supply
  - Take or Pay Biodiesel Offtake
  - Strong rail presence (relationship with BNSF/GATX)
  - Rail Car Leasing
  - Support Agri Energy Hedging Strategy
  - Soy oil supply at discount to CBOT

* *Source: CHS Annual Report 2005*

BEATRICE BIODIESEL LLC

AGRI ENERGY

Beatrice Biodiesel, LLC – Financial Model Assumptions

Full production capacity	50 Mgpy
Capital Cost	USD$52.5m
Project Finance	USD$65.0m
Biodiesel (B100) price (FOB)	USD$2.70 / gallon
Soy oil price (FOB)	USD$0.25 / lb
Glycerine price	USD$0.25 / lb
AUD$/USD$ Forex	0.765
Project Revenue	USD$151 million per annum
EBITDA	USD$32.6 million per annum

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Project Economics (estimated)

AGRI ENERGY

Biodiesel Price (columns) / Feedstock Price (rows)

Feedstock Price	2.45	2.50	2.55	2.60	2.65	2.70	2.75	2.80	2.85	2.90	2.95
0.35	-19.4	-16.8	-14.3	-11.7	-9.2	-6.6	-4.0	-1.5	1.1	3.7	6.2
0.33	-9.6	-7.0	-4.5	-1.9	0.6	3.2	5.8	8.3	10.9	13.5	16.0
0.30	0.2	2.8	5.3	7.9	10.4	13.0	15.6	18.1	20.7	23.3	25.8
0.28	10.0	12.6	15.1	17.7	20.3	22.8	25.4	27.9	30.5	33.1	35.6
0.25	19.8	22.4	24.9	27.5	30.1	32.6	35.2	37.7	40.3	42.9	45.4
0.23	29.6	32.2	34.7	37.3	39.9	42.4	45.0	47.5	50.1	52.7	55.2
0.20	39.4	42.0	44.5	47.1	49.7	52.2	54.8	57.3	59.9	62.5	65.0
0.18	49.2	51.8	54.3	56.9	59.5	62.0	64.6	67.1	69.7	72.3	74.8
0.15	59.0	61.6	64.1	66.7	69.3	71.8	74.4	76.9	79.5	82.1	84.6

Sensitivities to Feedstock and Biodiesel Price Movements

Base Case EBITDA in 2008 = USD 32.6 million per annum

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Risk Management

AGRI ENERGY

- Experienced Management Team
- Technology Proven Sete Plant France 120% nameplate
- Design Risk Mitigated – Design Complete
- Equipment Cost Risk Mitigated – All Equipment Committed
- 90% capital costs committed
- Strong partners - Recognized Industry Leaders
- Robust human resources plan
- SAP Operating and Maintenance System
- Proven construction manager Alberici Constructors
- Construction over-run facility
- Soy oil feedstock supply contracted to CHS
- Biodiesel off take contracted to CHS
- Hedging Program Established – Moving Parts Group

BEATRICE BIODIESEL LLC

AGRI ENERGY

Swan Hill Ethanol Pty Ltd – Project Overview

- Location – Swan Hill, Victoria, Australia
- First Grain Ethanol Plant to be constructed in Australia
- Site Construction Commenced in September 2006
- Feedstock
  - Corn, Sorghum (Summer Crop)
  - Wheat, Barley (Winter Crop)
- Products
  - Anhydrous Ethanol (99.7%) to the fuel US Specification
  - Wet Distillers Grain
- Technology Praj Industries Ltd, Pune, India
  - Over 300 Ethanol Projects Internationally
  - Ethanol Projects in 38 Countries
- Engineering – Process Design and Fabrication, Melbourne, Australia
- Feedstock Supply – Swan Hill Chemical Company
- Ethanol Offtake – Independent Regional Fuel Distributor (Part)
- Wet Distillers Grain Offtake – Contracted on Take or Pay Basis

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Pty Ltd– Project Update

- **Design**
  - Process Design (Praj) 95%
  - Detailed Design (Praj) 76%
  - Detailed Design (Pdf) 42%
- **Equipment Purchasing**
  - Major Equipment Orders ready to Commit 100%
  - Minor Equipment Orders ready to Commit 80%
- **Site Construction**
  - Site Earthworks Complete 25%
  - Site Buildings Compete 30%
  - Utilities Complete 65%
  - Major Site Subcontracts ready to Commit 28%
- **Funds Expended to Date** AUD$6.4 million

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd– Site Progress

AGRI ENERGY



SWAN HILL
ETHANOL
PTY LTD

AGRI ENERGY

Swan Hill Ethanol Pty Ltd – Target Project Finance Facility

Application of Funds	**AUD$105m**
• Project Cost	AUD$85.0m
• Cost over run Facility	AUD$10.0m
• Working Capital Facility	AUD$10.0m
Source of Funds	**AUD$105m**
• Debt (57%)	
• Senior Debt	AUD$25.0m
• Mezzanine Facility	AUD$25.0m
• Working Capital Facility	AUD$10.0m
• Equity (43%)	AUD$45.0m

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd – Proven Partners

AGRI ENERGY


Swan Hill Ethanol Project
Swan Hill Chemical Company
Process Design & Fabrication
CJ Schneider Engineering
Mitsui
James & Sons
Swan Hill Rural Shire Council
Praj Industries Ltd
SAP
CVC REEF

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Pty Ltd – Advantage

- Multigrain Facility
- Summer crop and Winter Crop
- Up to 50 % of Feedstock planned under Agri Energy Control
- Located Close to Major Fuel Markets
- Grain Basis (Discount)
- Wet Distillers Grain Offtake (No need to Dry DDG)
- Current Ethanol Shortage in Australia
- Exercise Relief Legislated (AUD$38.143 / litre)
- First Mover advantage in Market
- Construction Plan Reduces cost by up to 40%
- (Beatrice Construction Model)
- Experienced LOCAL Management Team

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Pty Ltd – Financial Model Assumptions (target)

- Full production capacity 100 Mlpy
- Capital Cost AUD$85.0m
- Project Finance (Target) AUD$105.0m
- IPIP (2008) AUD$1.24/litre
- Ethanol price (FOB) AUD$0.763/litre
- Grain Price (FOB)
  - Corn AUD$176 / tonne
  - Wheat AUD$178 / tonne
  - Barley AUD$193 / tonne
- Wet Distillers Grain price AUD$90 / tonne
- AUD$/USD$ Forex 0.765
- Project Revenue AUD$110.3 million per annum
- EBITDA AUD$30.1 million per annum

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Pty Ltd – Project Economics (estimated)

Ethanol Price & Petroleum Import Parity Indicator Price (IPIP)

Feedstock Price	EBITDA	0.45	0.54	0.64	0.73	0.76	0.82	0.91	1.00	1.09	1.18	Ethanol Price
	30,069	0.90	1.00	1.10	1.20	1.24	1.30	1.40	1.50	1.60	1.70	IPIP
	20.0%	-15,009	-4,804	5,402	15,607	19,656	25,813	36,018	46,224	56,429	66,634	
	15.0%	-12,406	-2,201	8,005	18,210	22,259	28,416	38,621	48,827	59,032	69,238	
	10.0%	-9,803	403	10,608	20,813	24,863	31,019	41,224	51,430	61,635	71,841	
	5.0%	-7,200	3,006	13,211	23,417	27,466	33,622	43,827	54,033	64,238	74,444	
	0.0%	-4,597	5,609	15,814	26,020	30,069	36,225	46,430	56,636	66,841	77,047	
	-5.0%	-1,994	8,212	18,417	28,623	32,672	38,828	49,034	59,239	69,444	79,650	
	-10.0%	609	10,815	21,020	31,226	35,275	41,431	51,637	61,842	72,048	82,253	
	-15.0%	3,213	13,418	23,623	33,829	37,878	44,034	54,240	64,445	74,651	84,856	
	-20.0%	5,816	16,021	26,227	36,432	40,481	46,637	56,843	67,048	77,254	87,459	

Sensitivities to Feedstock and Ethanol Price Movements

Base Case EBITDA = AUD 30,1 million /yr

Exchange Rate AUD$1.00 = USD$0.765

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd – Risk Management

- Experienced Management Team
- Technology Proven Praj – over 300 Ethanol Plants Worldwide
- Design Risk Mitigated – Design Substantially Complete
- Equipment Cost Risk Mitigated –Equipment Substantially Ready Committed
- 65% capital costs ready to commit on firm orders
- Strong partners - Recognized Industry Leaders
- Robust human resources plan
- SAP Operating and Maintenance System
- Construction over-run facility to be put in place
- Feedstock supply contracted to local aggregator
- Ethanol off take partly contracted
- Total Distillers Grain Production contracted

AGRI ENERGY

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project – Project Overview

- Location – Ennsdorf, Austria
- Capacity 30 Mgpy (115 Mlpy) B100
- Feedstock
  - Oil Seed (Winter)
  - Tallow and Waste Grease (Summer)
- Products
  - B100 biodiesel to EN 14214 (European Specification)
  - Glycerine
- Technology Energea
  - Liquid Catalyst Process
- Engineering - CAC
- Construction Management - CAC
  - Ex Lurgi Life Sciences
  - Private German Group
- Feedstock Supply – Planned from Agri Energy Hungary Oilseed Crusher
- Biodiesel Offtake – 60% Contracted

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project – Project Update

- Acquired 100% of Central European Biofuels Pty Ltd
- Agreement to restructure ownership of CCM (owner of Ennsdorf Biodiesel Project) with existing shareholders
- Agreement to move to 70-80% ownership of CCM
- Basic Engineering Complete
- Project Site Fully Permitted
- EPC Contract with CAC (Not Executed)
- Conditional Bank Term Sheet (Raiffeisen Bank)
- Technology Licence Acquired (Whole of Austria)
- Federal Low Interest Loan (€7.5 million)
- Provincial Government Grant (€2 million)
- Supply Contacts for part of the Feedstock
- Off take Contracts for 60% of Biodiesel Product
- Favourable Tax Agreement
- Agreements for Agri Energy to take 75% ownership at Project Finance and ultimately 100%
- Target for Financial Close June 2008

CENTRAL
EU BIOFUELS
PTY LTD

Ennsdorf Biodiesel Project - Photos

AGRI ENERGY



Hungary KF
ntral EU BioFuels Hungary KFT
ntral EU BioFuels Hunga

AGRI ENERGY

Ennsdorf Biodiesel Project– Target Project Finance

Application of Funds	**€43.5m**
Project Cost	€36.0m
Cost over run Facility	€3.0m
Working Capital Facility	€4.5m
Source of Funds	**€43.5m**
• Debt (64%)	
• Senior Debt (RZB)	€14.0m
• Federal Government Loan	€7.5m
• Province of Lower Austria Subsidy	€2.0 m
• Working Capital Facility (RZB)	€4.5m
• Equity (36%)	
• Mezzanine Facility	€5.0m
• Cost Overrun Guarantee	€3.0m
• Equity	€7.5m

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project– Proven Partners



Ennsdorf Biodiesel Project
CAC
Raiffeisen Bank
Energea
SAP
EVN
Province of Lower Austria
Fiebinger Polak Leon and Partners
Federal Republic Of Austria
Meyeroil
KPMG

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project – Advantage to Agri Energy

- Largest International Biodiesel Market
- Financial Footprint in Europe
- Supports East European Feedstock Strategy
- Alignment with Strong European Partners
- Attractive Low Cost Entry Point

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project – Key Assumptions

Product Cost Delivered

Biodiesel Price	€ / Tonne	731.48

Feedstock Cost Delivered

Rapeseed Oil	€ / Tonne	599.37
Palm Oil	€ / Tonne	528.00
Soya Oil	€ / Tonne	578.01
Used Fat Oil (UFO)	€ / Tonne	402.68
Tallow /Animal Fat	€ / Tonne	372.83
Methanol	€ / Tonne	272.72

CENTRAL
EU BIOFUELS
PTY LTD

Ennsdorf Biodiesel Project
– Project Economics (estimated)

AGRI ENERGY

Biodiesel Price

Feedstock Price: EBITDA	625	650	675	700	725	731	750	775	800	825	850
20%	-11,652	-9,092	-6,531	-3,971	-1,411	-747	1,150	3,710	6,270	8,831	11,391
15%	-8,824	-6,264	-3,704	-1,143	1,417	2,081	3,977	6,538	9,098	11,658	14,219
10%	-5,997	-3,436	-876	1,684	4,245	4,909	6,805	9,365	11,926	14,486	17,046
5%	-3,169	-609	1,952	4,512	7,072	7,736	9,633	12,193	14,753	17,314	19,874
0%	-341	2,219	4,779	7,340	9,900	10,564	12,460	15,021	17,581	20,141	22,702
-5%	2,486	5,047	7,607	10,167	12,728	13,392	15,288	17,848	20,409	22,969	25,529
-10%	5,314	7,874	10,435	12,995	15,555	16,219	18,116	20,676	23,236	25,797	28,357
-15%	8,142	10,702	13,262	15,823	18,383	19,047	20,943	23,504	26,064	28,624	31,185
-20%	10,969	13,530	16,090	18,650	21,211	21,875	23,771	26,331	28,892	31,452	34,012

Sensitivities to Feedstock and Biodiesel Price Movements

Base Case EBITDA in first full production year = € 10,6 million/yr

CENTRAL
EU BIOFUELS
PTY LTD

Hodmesouasarhely Oilseed Crushing Project South Eastern Hungary - Update of Activities

AGRI ENERGY

- Acqured 100% of Central European Biofuels Pty Ltd
- Central European Biofuels Pty Ltd own 100% of Hodmesouasarhely Oilseed Crushing Project (Hungary)
- Definitive Feasibility Study due for completion 3Q 2007
- Land Option for the Project Site
- Project Permit to be submitted 2Q 2007
- Undertaken two Community Meetings – Massive community support
- Technology tenders under assessment – award 2Q 2007
- Bank Term Sheet parameters agreed with Raiffeisen Bank
- Federal Grant under discussion
- Provincial Government Grant under discussion
- Supply Agreement Commitments with Local Farmer Groups
- Off take Contracts for B100 Product - Ennsdorf Biodiesel
- Favourable Project Tax Agreement (draft)
- Target for Financial Close 4Q 2007

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY

Ennsdorf Biodiesel Project – Risk Management

- Experienced Management Team
- Technology Proven Energea – now operating in Australia
- Project Cost and Performance Risk Mitigated – EPC Contract
- Raiffeisen Bank (Largest Austrian Bank) Term Sheet Offer
- Strong partners - Recognized Industry Leaders
- Robust human resources plan
- SAP Operating and Maintenance System
- Construction over-run facility to be put in place
- Feedstock supply partly contracted
- B100 off take partly contracted largest Austrian Biodiesel Distributor
- Experienced LOCAL Management Team

CENTRAL EU BIOFUELS PTY LTD

AGRI ENERGY
LIMITED

18 April 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Company update and Presentation – World Ethanol Conference 2007.

Please find attached a Company update and Presentation by Mr Peter Anderton at the World Ethanol Conference on 18 April 2007.

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED


fueling our future

SWAN HILL ETHANOL PROJECT

SWAN HILL
ETHANOL
PTY LTD

Australia's First Integrated Grain Ethanol Production Plant



Mr Peter Anderton, Chairman & CEO
Agri Energy Limited
18 April 2007

Disclaimer

- The information contained in this document is disclosed to you by Agri Energy Limited (ABN 83 061 375 442) (**the Company**).

- Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, financial product, legal, tax or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs.

- The Company has prepared this document and is not aware of any errors in this document, but does not make an recommendations or warranty, express or implied concerning the accuracy of any forward looking statements or the likelihood of achievement or reasonableness of any assumptions, project economics, forecasts, prospects of returns contained in the information. Such assumptions, project economics, forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Accordingly actual financial results may materially differ from any prospective financial results.

- This document is intended to provide background information only and does not purport to make any recommendation upon which you may reasonably rely without taking further and more specific advice. Potential investors should make their own decision whether to purchase any share in the Company based on their own enquiries. Potential investors are advised to seek appropriate independent advice, if necessary, to determine the suitability of the investment. An investment in the Company should be considered speculative.

- This document is not a prospectus or other disclosure document.

Agri Energy Group Overview

- **Mission**

  To develop a sustainable and profitable global agri energy business based on technology and world competitive agriculture inputs.

- **Focus**

  Agri Energy is focused on identifying and developing cost competitive opportunities in global agriculture for the production of green energy.

- **Investor Differentiator**

  Agri Energy is the only investment group developing a global fuel ethanol and biodiesel company based on an integrated agri business.

Agri Energy Group Structure

AGRI ENERGY


AGRI ENERGY
LIMITED
100% Owned
AUSTRALIAN BIOFUELS
PTY LTD
US CANADIAN BIOFUELS
INC
CENTRAL EU BIOFUELS
PTY LTD
Swan Hill Ethanol Project
Condobolin Ethanol Project
Coleambally Ethanol Project
Oaklands Ethanol Project
Murtoa Ethanol Project
Mullewa Ethanol Project
Esperance Biodiesel Project
North West Biofuels Project
Beatrice Biodiesel, LLC
Beatrice Ethanol, LLC
South East Nebraska Ethanol
Midwest Biodiesel Project
Ennsdorf Biodiesel Project 1
Hodmesouasarhely Oilseed Crushing Plant Project
Ennsdorf Biodiesel Project 2

Agri Energy Group – Business Basis

- Diversified, global biofuels business
- Ethanol, biodiesel, biolubricants
- USA, Australia, Europe
- Listed on the Australian Stock Exchange
- Market capitalization AUD$70 Million

Understanding the Global Biofuels Market

AGRI ENERGY

	Ethanol	Biodiesel
Australia	Immature Poised for growth	Faltering but salvageable
United States of America	Mature Rapid growth	Immature Rapid growth
Central Europe	Immature Barriers to growth	Developing Rapid growth

Biofuels in Australia

- Ethanol – immature but poised for growth
- Biodiesel – faltering but salvageable

	Ethanol	Biodiesel
Production capacity	Current: 165 MLPY Forecast:: 1,329 MLPY	Current: 566 MLPY Forecast: 228 MLPY
Amount of sales	2005: 28 MLPY 2006: 62 MLPY	Not available. Monitored through the ATO but privacy restrictions prevent public release.
Number of service stations	400 of approx 6500 service stations in Australia	Approx 80. Large industrial contracts represent most consumption in Australia.

NB: Statistics provided by Department of Industry Tourism & Resources for 2006 calendar year (6 Feb 2007) and Agri Energy Limited

Forecast Ethanol Production Capacity in Australia

AGRI ENERGY



1400
1200
1000
800
600
400
200
0
Expected Production Capacity (Mlpa)
133
162
379
767
1113
2006
2007
2008
2009
2010
Production Year
Export
Domestic

Source: Agri Energy Limited
(based on known projects April 2007)

Forecast Biodiesel Production Capacity in Australia


1200
1000
800
600
400
200
0
Expected Production Capacity (Mlpa)
247
612
804
887
887
2006
2007
2008
2009
2010
Production Year
Export
Domestic

Source: Agri Energy Limited
(based on known projects November 2006)

Responding to Global Market Opportunities

AGRI ENERGY

	Ethanol	Biodiesel
Australia	SWAN HILL ETHANOL PTY LTD	Watching brief
United States of America	BEATRICE ETHANOL LLC	BEATRICE BIODIESEL LLC
Central Europe	Not a core market for AAE	CENTRAL EUROPEAN BIOFUELS PTY LTD

Agri Energy Headline Projects 2007/2008

UNITED STATES - Beatrice Biodiesel Project

- Nebraska, USA
- 100% owned
- 50 Mgpy (200Mlpy) Biodiesel (B100) Production
- 10,000 tpy High Grade Glycerine
- Soy Oil Feedstock
- Technology Axens, Cedex, France
- Capital Cost USD$52.5 million
- Fully Financed (including working capital & cost overrun facility) USD$65 million (53% debt / 47% equity)
- Construction Commenced September 2006
- Start up 3Q2007 / Full Production 4Q2007
- EBITDA AUD$42.6 million
- Market Value USD$150 million (USD$3.00 per operating gallon)

BEATRICE BIODIESEL LLC

United States of America
Lincoln, Nebraska
Beatrice Biodiesel LLC


CANADA
MEXICO
UNITED STATES
Minneapolis
Milwaukee
Chicago
Denver
Kansas City
St. Louis
Oklahoma

BEATRICE BIODIESEL LLC

Beatrice Biodiesel, LLC – Site Progress

AGRI ENERGY









BEATRICE
BIODIESEL
LLC

Building a pipeline for future growth
- United States (Target)

Beatrice Biodiesel 3Q 2007	Nebraska USA	50 Mgpy
South East Nebraska Ethanol 1Q 2008	Nebraska USA	50 Mgpy
Beatrice Ethanol 2Q 2009	Nebraska USA	50 Mgpy
Dakota Biodiesel 3Q 2009	Dakota USA	50 Mgpy

BEATRICE BIODIESEL LLC

Agri Energy Headline Projects 2007/2008

AUSTRALIA - Swan Hill Ethanol Project

- Swan Hill, Victoria, Australia
- 100% Owned
- 25 Mgpy (100 Mlpy) Fuel Ethanol Production
- Corn, Wheat, Barley, Sorghum Feedstock (250,000 tpy)
- 230,000 tpy DWG
- Capital Cost AUD$85 million
- Technology Praj Industries Ltd, Pune, India
- Target Project Finance (including working capital & cost overrun facility) AUD$105 million (57% debt / 43% equity)
- Construction Commenced September 2006
- Start up 2Q 2008 / Full production 3Q 2008
- EBITDA AUD$30 million (estimated)
- Market Value AUD$100 million (USD$3.00 per operating gallon)

SWAN HILL ETHANOL PTY LTD

Australia – Planned Ethanol Facilities


Birdum
Cairns
KIMBERLEY
Townsville
Alice Springs
Rockhampton
Brisbane
MULLEWA
Perth
Fremantle
ESPERANCE
Newcastle
COLEAMBALLY
Adelaide
Sydney
SWANHILL
OAKLANDS
Canberra
Melbourne
Hobart

★ AAE Planned Sites

Swan Hill, Victoria
Swan Hill Ethanol Project

AGRI ENERGY

340km North West of Melbourne, Victoria, Australia


multimap
Adelaide
Melbourne
CANBERRA
Sydney
Newcasi

CENTRAL TO EAST COAST FUEL MARKET

SWAN HILL
ETHANOL
PTY LTD

AGRI ENERGY

Condobolin, NSW
Environment Assessment
Report lodged March 2007


CONDOBOLIN
TOWNSHIP

AUSTRALIAN BIOFUELS PTY LTD

AGRI ENERGY

Oaklands, NSW

Environment Assessment

Report lodged March 2007



AUSTRALIAN BIOFUELS PTY LTD

AGRI ENERGY

Coleambally, NSW
Environment Assessment
Report lodged April 2007



AUSTRALIAN BIOFUELS PTY LTD

AGRI ENERGY

Murtoa, VIC
Land Option Completed
March 2007



AUSTRALIAN BIOFUELS PTY LTD

Western Australia
Mid Term Strategy

- Mid West Ethanol
  - Critical Project Parameters Confirmed
  - Mullewa Region Identified
  - Prefeasibility Study Completed
  - Land being Optioned
- South Coast Biodiesel
  - Critical Project Parameters still under investigation
  - Crop Study Commenced
- North West Biofuels
  - Long Term Strategy
  - 1Blpy Biofuels facility
  - Substantial International partners engaged
  - Critical Project Parameters Confirmed
  - Site Selection Process commenced
  - Crop Trials scheduled to commence 3Q2007
  - Strategies and Stakeholder Consultation
  - Prefeasibility Study target 4Q2007

Building a pipeline for future growth - Australia (Target)

Swan Hill Ethanol 2Q 2008	Victoria Australia	100 Mlpy
Condobolin Ethanol 4Q 2009	NSW Australia	200 Mlpy
Oaklands Ethanol 4Q 2010	NSW Australia	200 Mlpy
Murtoa Ethanol 4Q 2011	Victoria Australia	200 Mlpy
Coleambally Ethanol 4Q 2012	NSW Australia	200 Mlpy

Agri Energy Headline Projects 2007/2008

AGRI ENERGY

EUROPE - Ennsdorf Biodiesel Project

- Ennsdorf, Austria
- 15% ownership (increasing to 75% at Project Finance)
- 30Mgpy (110Mlpy) tonne per year Biodiesel Production
- Oilseed, Tallow and Waste Fat Feedstock
- Energea Technology
- Capital Cost €36 million
- Finance Term Sheet in Place €40.5 million (64% debt / 36% equity)
- Construction Scheduled to Commence 3Q2007
- Start up 1Q2009 / Full Production 3Q2009
- EBITA AUD$17.6 million
- Market Value of 100% €75 million (USD$3 per operating gallon)

CENTRAL EU BIOFUELS PTY LTD

Europe - Austria
Ennsdorf Biodiesel Project 1 & 2


Linz
Vienna
Salzburg
Innsbruck
Graz
Passau
Schärding
Rohrbach in Oberösterreich
Freistadt
Zwettl
Krems an der Donau
Linz
Marchtrenk
Wels
Donau (Danube)
Melk
Amstetten
Scheibbs
Vöcklabruck
Steyr
Gmunden
Waidhofen an der Ybbs
Traunsee
Enns
Hallein

Agri Energy Headline Projects 2007/2008

AGRI ENERGY

EUROPE – Hodmesouasarhely Oilseed Project

- Hodmesouasarhely, Hungary
- 100% ownership
- 200,000 tpy oilseed oil
- 250,000 tpy meal
- Rapeseed, Sunflower, Soy Feedstock (500,000 tpy input)
- Capital Cost €80 million
- Definitive Feasibility Completed 3Q2007
- Project Finance Target €100 million (50% debt / 50% equity)
- Construction Scheduled to Commence 1Q2008
- Start up 2Q2009 / Full Production 4Q2009
- EBITA AUD$38 million (estimate)

CENTRAL EU BIOFUELS PTY LTD

Europe - Hungary
Hodmesouasarhely Oilseed Crushing Project

AGRI ENERGY


Budapest
Csongrad
Békéscsaba
Gyula
Szentes
Orosháza
Kiskunhalas
Hódmezővásárhely
Makó
Szeged
Arad
Subotica
Tisa
Senta
Kikinda
Lip

Building a pipeline for future growth - Europe (Target)

Ennsdorf Biodiesel (1) **1Q 2009**	**Austria**	**95,000 t/yr**
Hodmezvasarhely **4Q 2009** **(Oil Seed Crushing Vegetable Oil)**	**Hungary**	**500,000 t/yr**
Ennsdorf Biodiesel (2) **4Q 2010**	**Austria**	**95,000 t/yr**

CENTRAL EU BIOFUELS PTY LTD

The Swan Hill Ethanol Project



SWAN HILL
ETHANOL
PTY LTD

Swan Hill Ethanol Pty Ltd – Project Overview

- Location – Swan Hill, Victoria, Australia
- First Grain Ethanol Plant to be constructed in Australia
- Site Construction Commenced in September 2006
- Feedstock
  - Corn, Sorghum (Summer Crop)
  - Wheat, Barley (Winter Crop)
- Products
  - Anhydrous Ethanol (99.7%) to the fuel US Specification
  - Wet Distillers Grain
- Technology Praj Industries Ltd, Pune, India
  - Over 300 Ethanol Projects Internationally
  - Ethanol Projects in 38 Countries
- Engineering – Process Design and Fabrication, Melbourne, Australia
- Feedstock Supply – Swan Hill Chemical Company
- Ethanol Offtake – Independent Regional Fuel Distributor (Part)
- Wet Distillers Grain Offtake – Contracted on Take or Pay Basis

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd– Project Update

AGRI ENERGY

- **Design**
  - Process Design (Praj) 95%
  - Detailed Design (Praj) 76%
  - Detailed Design (Pdf) 42%
- **Equipment Purchasing**
  - Major Equipment Orders ready to Commit 100%
  - Minor Equipment Orders ready to Commit 80%
- **Site Construction**
  - Site Earthworks Complete 25%
  - Site Buildings Compete 30%
  - Utilities Complete 65%
  - Major Site Subcontracts ready to Commit 28%
- **Funds Expended to Date** AUD$6.4 million

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd– Site Progress

AGRI ENERGY



SWAN HILL
ETHANOL
PTY LTD

Swan Hill Ethanol Pty Ltd – Target Project Finance Facility

Application of Funds	**AUD$105m**
• Project Cost	AUD$85.0m
• Cost over run Facility	AUD$10.0m
• Working Capital Facility	AUD$10.0m
Source of Funds	**AUD$105m**
• Debt (57%)	
• Senior Debt	AUD$25.0m
• Mezzanine Facility	AUD$25.0m
• Working Capital Facility	AUD$10.0m
• Equity (43%)	AUD$45.0m

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd – Proven Partners

AGRI ENERGY


Swan Hill Ethanol Project
Swan Hill Chemical Company
Process Design & Fabrication
CJ Schneider Engineering
Mitsui
James & Sons
Swan Hill Rural Shire Council
Praj Industries Ltd
SAP
CVC REEF

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Project - Grain Supply

- Multigrain Facility
- Corn and downgraded wheat and barley
- Priced 3 –5 year contract
- Aggregation Agreement
- Corn planting October harvest April
- Wheat / barley harvest November
- Control production up to 50% of requirements

IT IS ALL ABOUT RETURN PER HECTARE!

SWAN HILL ETHANOL PTY LTD

Growing our own Grain

- Feedstock Strategy
  - Land and Water identified
  - Funding arrangements for 50% of identified land and water are at MOU stage
  - Options on land being implemented following MOU and due diligence completed
  - Remaining land and water entitlement funding progressing
- Key Differentiators
  - Agricultural services and management
  - Crop trials – 3 years completed - ongoing
  - Cost, grain type and yield management
  - Irrigated and dry land crops
  - Grain types for Ethanol production being advanced

IT IS ALL ABOUT FEEDSTOCK

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Project - Co Products

- Wet product DWG
- 70% moisture
- Take and pay Offtake contract
- Robust financial partner
- 20% project revenues
- Regional capacity
- Bankable contracts

INDUSTRY UPTAKE UNTESTED - OFFSHORE EXPERIENCE INDICATES STRONG UPTAKE

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Project - Technical

AGRI ENERGY

- International proven technology provider
- Recognized local engineer
- Proven Construction Manager
- Implementation Plan aligns with Beatrice Biodiesel
  - Capital Costs Efficiency
- Throughput, quality, yield guarantees
- Time and Cost based on performance / penalty Agreement
- Process Design Complete
- Detail Design Substantially Complete
- Equipment Orders Firm and ready to place

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Project - Ethanol Offtake

- Oil Industry Make-up is Unique
- Education and consumer awareness program
- Ethanol Fuel branded by major oil companies
- Current Fuel Ethanol Shortage
- Fuel Standards – Clock is Ticking
- Regional distribution through independents
- E85 is the key to Industry Success in Australia

SWAN HILL ETHANOL PTY LTD

Major Oil Companies

- Positive Discussions
  - Majors rolling-out E10 and E5 plan Australia wide
  - Sourcing Ethanol availability from local producers
  - Investing in Ethanol blending facilities at major oil terminals
- Main Drivers
  - Public demand on the increase
  - Government targets
  - Contribute to lower greenhouse gas emissions
  - Fuel standards

INDUSTRY OUTLOOK HAS IMPROVED

SWAN HILL ETHANOL PTY LTD

AGRI ENERGY

Swan Hill Ethanol Project - Environmental



- Environmental package
- Rice to corn conversion
- Reduction in Transport Particulate Vehicle Emissions
- Cleaner and renewable fuels
- Carbon sequestration
- Ameliorate salinity in the Murray Darling Basin
- Manage erosion in the Mallee region

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd – Advantage

AGRI ENERGY

- Multigrain Facility
- Summer Crop and Winter Crop
- Up to 50 % of Feedstock planned under Agri Energy Control
- Located Close to Major Fuel Markets
- Favourable Grain Basis (Discount)
- Wet Distillers Grain Offtake (eliminates drying)
- Current Ethanol Shortage in Australia
- Exercise Relief Legislated (AUD$38.143 / litre)
- Initial Mover Advantage in Local Market
- Implementation Plan Increases Cost Efficiency
- Experienced LOCAL Management Team

IT IS ALL ABOUT LOCATION

SWAN HILL ETHANOL PTY LTD

Biofuels Investment Comparison – Swan Hill Ethanol
Capital Government Support

	USA	AUSTRIA	HUNGARY	AUSTRALIA
Land Acquisition	✔	✔	✔	✕
Federal Capital Grant	✕	✔	✔	✕
Provincial (State) Grant	✔	✔	✔	✕
Roads / Rail Costs	✔	✔	✔	✕
Power	✔	✔	✔	✕
Natural Gas/LPG	✔	✔	✔	✕
Water/Sewerage	✔	✔	✔	✕
Telecommunications	✔	✔	✔	✕

Why Develop a Biofuels Business in Australia?

Biofuels Investment Comparison – Swan Hill Ethanol Project Finance Support

AGRI ENERGY

	USA	AUSTRIA	HUNGARY	AUSTRALIA
Feedstock Supply Contracts (Bankable)	✔	✔	✗	✗
Product Offtake Contracts (Bankable)	✔	✔	✔	✗
Federal Low Interest Loan	✔	✔	✔	✗
Provincial (State) Low Interest Loan - Grants	✔	✔	✔	✗
Tax Increment Finance	✔	✗	✗	✗
Industry Senior Debt Capacity	✔	✔	✔	✗
Mezzanine Package	✔	✔	✔	✔

Australian Project Finance for Biofuels is Tough!

Biofuels Investment Comparison – Swan Hill Ethanol Operating Government Support

AGRI ENERGY

	USA	AUSTRIA	HUNGARY	AUSTRALIA
Fuel Excise Relief	✔	✔	✔	✔
Direct Fuel Subsidy (Federal)	✔	✔	✔	✕
Direct Fuel Subsidy (Provincial or State)	✔	✔	✕	✔
Direct Grain Subsidy	✔	✕	✕	✕
Land Set Aside Legislation	✕	✔	✔	✕
Mandate/Legislated Target	✔	✔	✔	?

Biofuels Industry in Australia is well behind other developed countries

Agri Energy Group – Australian Biofuels Strategy

- Understand the Business and react to create long term shareholder wealth
- Four years of pain to date
- Australian landscape has changed
- Could not survive without global diversification
- Committed to long term growth
- Positioning the Group for the future
- 10% Ethanol Limit Legislation is counter to international trends
- Agricultural Strategy is the Key
- Industry Growth is Inevitable
- Unknowns
  - 2007 Federal Election Outcome
  - Future International Energy Price
  - Federal / State Mandates
  - Clean Fuel Legislation
  - E85 Legislation

Agri Energy will be at the forefront of a successful Australian Biofuels Industry. The question is WHEN?

AGRI ENERGY
LIMITED


fueling our future

1 January - 31 March 2007

quarterly *report*

INFORMING OUR SHAREHOLDERS AND FUELING OUR FUTURE

highlights

- Progressed the development of the Beatrice Biodiesel Project in Beatrice, Nebraska United States. Construction is now 51% complete. Project remains on budget and on schedule for start up in August 2007 and scheduled production in September 2007.
- Name changed to Agri Energy Limited.
- Completed an equity raising of AUD$40 million with placement to institutional and sophisticated investors to be used in conjunction with the senior debt facility to complete the project financing package for the Beatrice Biodiesel Project.
- Signed senior debt package with Agstar Financial Services and Home Federal Savings Bank for US$28 million plus a US$5 million working capital facility for the Beatrice Biodiesel Project.
- Relaunched the Company Website.
- Completed the acquisition of Central EU Biofuels Pty Ltd.
- Completed the Hazob Study and other statutory safety and environmental requirements for the Swan Hill Ethanol Project.
- Commenced a detailed due diligence process on the Ennsdorf Biodiesel Project in Austria with a view to taking a controlling interest and management of Carbon Cycle Management, the owners of the Project.
- Commenced the Definitive Feasibility Study for the Hodmesouasarhely Project in south east Hungary.
- Issued an Investor Update to the Investor Market prior to investor discussions in London and Australia.
- Submitted to the New South Wales State Department of Planning, Development Application documentation for the Condobolin Ethanol Project and Oaklands Ethanol Project in New South Wales.
- Mr Adrian Lumb engaged in the role of Biofuels Marketing for the Agri Energy Group.

AGRI ENERGY LIMITED

Agri Energy Limited ("AAE") was formerly Australian Ethanol Limited. The change of name was approved by shareholders at the 19 January 2007 Meeting of Shareholders held in Melbourne, Australia and better reflects the global and diversified strategy of the Company in the biofuels business.

The ASX stock code of the Company remains AAE and has not changed as a result of the change of Company name.

Agri Energy Limited has a global focus to produce and distribute consistent, high quality biofuels to mature markets and to expand the business based on operational best practice in the rapidly growing renewable fuels industry. The Group has a strong focus on agriculture with a long term goal to control a major portion of the feedstock supply to the Group's biofuels operations.

Agri Energy Limited has negotiated a conditional agreement to acquire an agricultural services business in North Eastern Victoria, Australia. Settlement on this acquisition is scheduled for the first half of 2007. A strategic arrangement with a major biofuels distribution Company was also further developed during the quarter and if successful will include an offtake for a substantial portion of the ethanol production from the Swan Hill Ethanol Project.

A copy of the Agri Energy Group structure is attached as part of the Quarterly Report to Shareholders.

activities for the quarter
finance

Corporate costs for the quarter were AUD$1.276 million. Project construction costs, development and new business opportunities funds expended were AUD$17.2 million. Cash on hand at the end of the quarter was AUD$16.602 million.

united states operations
activities

US CANADIAN BIOFUELS INC



US Canadian Biofuels Inc ("USCB") is wholly owned by Agri Energy Limited. USCB Chief Executive Officer is Ms Carla Andres.

Fit out of the Green Bay office was completed in March 2007 and the office was fully functional at the end of the quarter.

Negotiations on behalf of Agri Energy were completed in the United States for the operations and maintenance systems package for the Group. A world wide contract was signed with SAP in March 2007. In conjunction with SAP, the system is being installed on behalf of the Group with the Beatrice Biodiesel Project operating system scheduled for completion in June 2007.

Financial reporting has been strengthened with the recruitment of a Financial Controller, initially based at the Beatrice Biofuels Complex and scheduled to relocate to the corporate United States head office in Green Bay at the end of the year.

USCB acquired a property in the City of Beatrice to support the strategy and activity to grow the business in south east Nebraska. Property renovations were commissioned and fit out scheduled for completion in July 2007.

The Group is actively pursuing a range of biofuels opportunities in the Mid West. Mr Bud Cummins was engaged to progress development activities through Government and other regulatory channels. Mr Cummins was the former United States Attorney for the Eastern District of Arkansas. Completion and successful start up of the Beatrice Biodiesel Project will result in the Group being able to advance greenfield and brown-field opportunities which have been initiated over the past twelve months. These opportunities were articulated to the investor market though the Investor Update April 2007 released to the ASX on 2 April 2007.

BEATRICE BIODIESEL LLC

Beatrice Biodiesel LLC ("BBL") is a wholly owned subsidiary of US Canadian Biofuels Inc. BBL owns 100% of the Beatrice Biodiesel Project being developed near the town of Beatrice, 35 miles south of the state capital, Lincoln, Nebraska. Managing Director of Beatrice Biodiesel LLC is Mr David Blythe.





The Beatrice Biodiesel Project advanced substantially during the quarter. Through a AUD$40 million equity raising approved by AAE shareholders at the Shareholders Meeting held on 19 January 2007 and the signing of the Agstar Financial Services ("Agstar") AUD$28 million loan facility plus US$5 million working capital facility in January 2007, project finance for the Beatrice Biodiesel Project was completed.

The project finance package of US$65 million is made up of:

Estimated Project Costs	US$52.5 million
Overrun Facility	US$7.5 million
Working Capital Facility	US$5.0 million

The estimated project costs include a contingency allowance of US$3.8 million. At this stage the Company are forecasting that the overrun facility will not be taken up.

Soybean Oil Supply
Advanced with CHS to establish the policy and program for soybean oil supply hedging and options contracts. Start up soybean oil requirements for the Project were finalised. The group intend to lock in soybean supply contracts commencing June 2007. Once soybean supply contracts are secured, the policy is to put in place equivalent biodiesel offtake contracts to lock in operating margin for the Project. The projected operating margin is in line with project budgeted figures.

Marketing
Negotiations on glycerine offtake contracts advanced and are nearing conclusion at the end of the quarter. Samples from the Sete facility in France have been supplied and tested to establish quality conditions.

BNSF have confirmed the requirement for the Beatrice Ethanol Project siding track to be advanced to meet the operational needs of the Beatrice Biodiesel Project. Additional costs estimated at US$1 million have been taken up by the project contingencies to complete the siding installation at this stage. Rail car leasing was completed during the quarter.

Operations
Plant Operations Manager, Mr Brent Frahm continued recruitment and establishing the Operations Team for start of commissioning of the utilities scheduled for June 2007. Recruits include the plant engineer, stores and maintenance personnel and the plant chemist. Response to operations recruiting has been extremely favourable.

Following the Group signing a worldwide contract for the operations/maintenance package with SAP, development commenced of the Beatrice Biodiesel operations system. This is scheduled for completion in June 2007.

Construction

The Beatrice Biodiesel Project construction advanced substantially during the quarter. Despite a period of severe weather and minor slippage in delivery of construction items, construction remains on schedule to meet the start up programme.



Civil and concrete works are substantially complete. Site tankage is scheduled for hand over to the operations in May 2007. With the current severe shortage of oilseed oil storage tankage in the United States plans are being developed to fill the storage tanks early and take advantage of favourable market conditions.

Structural steel construction has advanced considerably and in conjunction with the erection and setting of process equipment activity which will allow for the piping and electrical contractors to establish at the site and to meet schedule milestones. Piping and electrical construction have commenced site activity in April 2007.



The delivery of offsite equipment and fabricated items continues to meet construction schedule requirements despite the usually minor slippage in actual delivery date.

During the quarter, Alberici Constructors Inc, the Beatrice Biodiesel Project construction managers, have progressed construction activities. As at mid-April 2007 the Beatrice Biodiesel Project status was:

• Engineering	98% complete
• Procurement	98% complete
• Construction	51% complete
• Funds committed	US$49.8m
• Funds expended	US$21.5m
• Contingency take up to date	US$3.2m (of US$3.8 m estimate amount)
• Site man hours	56,322
• Site workforce	125
• Safety incidents/injuries	1 (minor damage resulting from severe storm in February)



Site construction remains on target for an August 2007 start up of the Beatrice Biodiesel facility. Biodiesel production is targeted for September 2007. Estimated Project completion costs to Project cash flow remain on budget with over 98% of the total estimated Project funds now committed.

The biodiesel technology supplier Axens, confirms favorable plant and catalyst performance for the Sete plant in France. The Sete plant is the sister facility to Beatrice with a 50 Million gallon per annum capacity and has operated well above this figure for a number of months.

The Beatrice Biodiesel Project estimate contingency of US$3.8 million is forecast to be sufficient to cover full project construction costs to project cash flow. Any unused portion of the overrun facility reverts back to the Company 60 days from project completion and start up. It is intended that the overrun facility will be used to support the Swan Hill Ethanol Project project finance package.

Once operating at design capacity of 50 million gallons per year (scheduled for final quarter 2007) the estimated EBITDA for the Beatrice Biodiesel Project is around US$30 million per annum.

BEATRICE ETHANOL LLC

Beatrice Ethanol LLC ("BEL") is a wholly owned subsidiary of US Canadian Biofuels Inc. BEL owns 100% of the 55 Million gallon per annum (200 Million litre per annum) Beatrice Ethanol Project being developed near the town of Beatrice, 35 miles south of the state capital, Lincoln, Nebraska and adjacent to the Beatrice Biodiesel Project. The Managing Director of Beatrice Ethanol LLC is Mr David Blythe.



The development licences and permits to construct the Beatrice Ethanol Project issued by the Environmental Protection Authority of the State of Nebraska is targeted for July 2007.

Process and detailed engineering for the project will be commenced in June 2007 once the Tax Increment Finance grant for the Beatrice Biofuels Complex is finalised and loan agreements executed with the City of Beatrice.

In conjunction with CHS Inc., a draft corn supply agreement has been discussed with the South East Nebraska Co-Operative. Negotiations are continuing. Draft ethanol Offtake contracts have been received from CHS Inc.

An independent engineering report has been commissioned to meet debt financing conditions.

Negotiations with the logistics operator BNSF have been completed.

Project finance and start of construction is scheduled for calendar year 2007.

australian operations *activities*

AUSTRALIAN BIOFUELS PTY LTD

Australian Biofuels Pty Ltd ("ABF") is the wholly owned Australian subsidiary of Agri Energy Limited. ABF is head quartered in Melbourne, Australia. The Chief Executive Officer of Australian Biofuels Pty Ltd is Mr Wayne Turner.



During the quarter, Development Applications were submitted to the New South Wales State Department of Planning for the Condobolin Ethanol Project and the Oaklands Ethanol Project. Both Projects have a design capacity of 200Mlpy and will require about 500,000 - 600,000 tonne per year of cereal grain feedstock. Initial process and detailed engineering for both projects have been completed as part of the design for Beatrice Ethanol Project, which is the same capacity and sister facility to the planned Australian projects.


Coleambally, NSW

The development application for the Coleambally Ethanol project has been prepared and required further environmental monitoring work prior to submission. The application is planned for submission May 2007.

During the quarter, Australian Biofuels Pty Ltd took an option over land at Murtoa in the Wimmera District of Victoria. The planned 200Mlpy Murtoa Ethanol Project requires process and detail engineering design to be completed and an application for development approval will be submitted to the local shire later in the year.

Australian Biofuels have completed a full assessment for the development of an ethanol project in the mid west region in Western Australia. An area and location has been agreed which meets all the stringent requirements of the Agri Energy Group for project development. Land options are being negotiated prior to initial process and detailed engineering design for submission of the development application for the Mid West Ethanol Project.

Investigation continues in the Esperance region of Western Australia for a biofuel complex similar to that being developed at Beatrice in Nebraska, United States and Hodmesouasarhely Oilseed Project in Hungary. While the area has the right ingredient to develop a major biofuels complex, a number of specific issues need to be addressed prior to the optioning of land and any expenditure on design and preparation of documentation for the development application and development licence for the project.



During the quarter, Australian Biofuels progressed plans for the North West Biofuels Project planned for the Kimberly region of Western Australia. The long term project envisages a major agricultural pursuit in the region incorporating over 200,000 hectares of cropping, about one billion litres per year biofuels production facility and major infrastructure to support the development. A strategic plan for the development has been established which incorporates an agricultural development and cropping trials in the area in late 2007 continuing through 2008 and 2009.

Negotiations continue with major international partners to support the development and funding of the project. An initial pre feasibility study and information document has been completed.

A number of legislative and logistic issues need to be addressed as part of the implementation plan and are being addressed and require confirmation to proceed with land acquisition or land options. Australian Biofuels have received massive support for the development from major international groups and view the strategy as an important target for the longer term growth of the Agri Energy Group.

SWAN HILL ETHANOL PTY LTD

Swan Hill Ethanol Pty Ltd (SHEP) is a wholly owned subsidiary of Australian Biofuels Pty Ltd. The Swan Hill Ethanol Project is 100% owned by SHEP. The Project Manager for the development of the Swan Hill Ethanol Project is Mr. Larry Sirmans.





During the quarter, detailed engineering and equipment procurement progressed. Construction works involving the installation of project utilities and services have been completed.

In April 2007, Australian Biofuels completed the Hazod Study incorporating the Statutory Safety and Environmental Review requirements for the Swan Hill Ethanol Project. Design has concentrated on alternate energy options for the production of steam for the Project which currently incorporates heating using liquid natural gas. A number of energy efficient and green energy options for the Project are being processed.

The activities to date have significantly progressed the development of the Project and have enabled Agri Energy to maintain the target date for start up of the Swan Hill Ethanol Project of the first half 2008.



The Project is ready to commit to the purchase of process equipment items and to commit to construction contracts for civil works, architectural buildings site tankage and structural steel supply and erection. Until the next stage of project finance for the Project is secured the Company has delayed committing third party contracts and expenditure. This will delay final start up if project funds are not finalized early in the June quarter. Engineering design work will progress and be completed as part of the current funding.

A detailed project estimate for the Project has been completed. The estimate is based on equipment and construction contracts which are ready to commit and therefore has a high order or accuracy. The implementation plan has been finalized and is based on the model developed and has proved successful for the Beatrice Biodiesel Project in the United States. Detailed plans for the Swan Hill Ethanol development, funding and forecast financial returns were announced to the ASX as part of the Investor Update on 4 April 2007 and the World Ethanol Conference Presentation on 18 April 2007.

During the quarter, the Company engaged Mr Adrian Lumb in the role of Biofuels Marketing. Mr Lumb has extensive global experience in the fuel and transport fuel industry. Mr Lumb has an extensive employment history with BP internationally and more recently as the Managing Director of Advance Petroleum Pty Ltd in Victoria.

Agri Energy continually monitors the biofuels industry development and current status in Australia. It is apparent that the biofuels landscape in Australia has changed significantly over the past six months particularly in the ethanol sector. Due to branding of high end ethanol products and more concentrated marketing by the transport fuel industry, including the major oil companies, the demand for fuel ethanol and acceptance of fuel ethanol blends in Australia by consumers has substantially increased to the point where there is a significant supply shortage currently in Australia. The supply shortage is forecast to become acute in early 2008 and restrict growth of the biofuels industry.

Through Mr Lumb, Australian Biofuels has initiated negotiations and the development of a Heads of Agreement with a number of transport fuel distributor and retailers including the major oil companies in Australia. The Company remains confident that the HOA will develop into suitable product offtake contracts that will provide investor and lender confidence to the Group. A number of fuel distributors have requested the Company to pursue avenues of advancing production at the Swan Hill Ethanol Project to meet project industry demand.

Australian Biofuels have negotiated the lease of land and water in the Swan Hill region to support the Company developing its own grain production capacity to provide feedstock to the Swan Hill Ethanol Project. Initial contracts are being negotiated based on the lease of 10,000 acres of irrigated land together with dry land capability. The draft Memorandum of Understanding allows for this to increase to over 25,000 acres giving the Company the capability to control the supply of 25% of the Swan Hill Ethanol Project feedstock requirements.



Agri Energy target to increase this to 50% of requirements over the initial years of production.

The Swan Hill Ethanol Project is now scheduled for start up in the first half of 2008. Once full design throughput of 100 Million liters per annum is achieved, the estimated EBITDA for the project is around AUD$25 million per annum.

european operations
activities

CENTRAL EUROPEAN BIOFUELS PTY LTD



Central EU Biofuels Pty Ltd (CEB) is a wholly owned subsidiary of Agri Energy Limited. CEB has ownership in the Ennsdorf Biodiesel Project in Austria and is 100% owner of the Hodmesouasarhely Oilseed Crushing Project planned for development in south east Hungary. The Chief Executive Officer of CEB is Mr David Messina, who is based in Budapest, Hungary.

During the quarter, Agri Energy Limited acquired 100% of the shares in Central EU Biofuels Pty Ltd.



The Company has reviewed in detail the development and financing plan for the first stage project of the Ennsdorf Biodiesel Project. The Ennsdorf Biodiesel Project is a 95,000 tonne per year development planned near the town of Ennsdorf, 200kms west of Vienna and is 100% owned by Carbon Cycle Management (CCM) an Austrian Company. CEB currently owns 15% of CCM.

CEB is now undertaking a full due diligence of the Ennsdorf Biodiesel Project which includes detailed discussions with the engineering and construction contractor and the Raiffeisen Zentralbank Osterreich AG. The Raiffeisen Bank has provided a conditional service debt termsheet to finance the Ennsdorf Biodiesel Project in conjunction with a low interest loan facility from the Federal Government and a grant for the Province of lower Austria.

Subject to a successful outcome of the due diligence and the project finance discussions, CEB intend to take a controlling interest in the Ennsdorf Biodiesel Project including overall management of the development and operations.

During April 2007 the group bankers and technical team were in Austria undertaking the due diligence and discussion technical and financing with the groups local legal counsel and advisors.



In conjunction with the Ennsdorf Biodiesel Project, CEB is also planning the development of the Hodmesouasarhely Oilseed Crushing Project in Hungary. The Group intends to complete the Definitive Feasibility Study of the Project in 2007 and target to have project finance in place in the first quarter of 2008.



The Hodmesouasarhely Oilseed Crushing Project is planned as a 200,000 tonne per year production facility of oil from oilseed. The project will require 500,000 tonne of oil seed grain consisting of sunflower, rape seed and soybean. The feedstock will be provided by local producers in a 200km radius of the Hodmesouasarhely facility incorporating the fertile agricultural regions of southern Hungary, Serbia and Romania. Hungary has recently joined the European Union and enjoys energy crop benefits under the EU targets for biofuels production.

During the quarter, CEB undertook;

- Community meetings at Hodmesouasarhely to discuss the Project and pursue feedstock supply commitments for the project.

- Commenced the Hodmesouasarhely Oilseed Crushing Project Definitive Feasibility Study.

- Undertook a visit by senior executives into Romania to access logistics and infrastructure and discuss the Project requirements with the local growers.
- Initial Project Finance discussions with the Raiffeisen Zentralbank Osterreich AG and other potential Project lenders to access financing requirements.
- Received tenders from technology suppliers for the process, engineering and equipment supply for the Project.
- Consolidated the Hungarian office and infrastructure in Budapest.
- Mr David Messina relocated to Budapest on a full time basis.
- Entered into consulting and employment contracts with senior executives to progress the development in Austria, Hungary and Romania.
- Engaged CJ Schneider Engineering from Omaha, Nebraska, United States to assess the technology and process tenders on behalf of the Company for the supply of technology, engineering and process equipment.

The overall European strategy is to provide low cost oilseed oil out of central Europe from company owned facilities that control oilseed supply into the Agri Energy biofuels production facilities in Western/Central Europe to manufacture and market product into the mature and growing European biofuels industry.



With the planned development of the Ennsdorf 2 Biodiesel facility (95,000 tpy capacity) the production capacity of the Ennsdorf operation will be 60Mlpy. The supply to the facility will be around 150,000 tonnes of oil from the Hodmesouasarhely Oilseed Project together with tallow and waste oil supplied by project partners and shareholders in CCM.

The balance of the Hodmesouasarhely Oilseed Crushing Project production will be marketed into the European Biofuels industry as outlined in the European Feedstock Strategy Document (attached for the ASX Quarterly Report).

Detail and project financial returns from the CEB acquisition were provided to the ASX in the Investor Update of 2 April 2007.

PETER W F ANDERTON
Chairman & Chief Executive Officer
Agri Energy Limited

Oilseed Supply Strategy
Ennsdorf Biodiesel Project


Biodiesel Offtake
Contract Shareholder 60%
Biodiesel Project 1
1Q 2009
Biodiesel Project 2
4Q 2010
Waste Fat
Supply Contract with Shareholder
Tallow
Supply Contract with Shareholder
Oilseed Oil
Initially Sourced from Market
95,000 t
95,000 t
150,000 tpy future
Oilseed Offtake
50,000 tpy to Western European Market
500,000 tpy
Grain Input
Sunflower
Soy
Rape Seed
4Q 2009
Hodmesouasarhely Crusher
200,000 tpy Oil Production

CENTRAL EU BIOFUELS

international company contacts


AGRI ENERGY
LIMITED
100% Owned
AUSTRALIAN BIOFUELS
PTY LTD
US CANADIAN BIOFUELS
INC
CENTRAL EU BIOFUELS
PTY LTD
Swan Hill Ethanol Project
Condobolin Ethanol Project
Coleambally Ethanol Project
Oaklands Ethanol Project
Murloa Ethanol Project
Mullewa Ethanol Project
Esperance Biodiesel Project
North West Biofuels Project
Beatrice Biodiesel, LLC
Beatrice Ethanol, LLC
South East Nebraska Ethanol
Midwest Biodiesel Project
Ennsdorf Biodiesel Project 1
Hodmesouasarhely Oilseed Crushing Plant Project
Ennsdorf Biodiesel Project 2

Australia
Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Australia
Jacinda Kettmann
Corporate & Public Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773

Email: jkettmann@aael.net

United States
Carla O Andres
Chief Executive Officer
US Canadian Biofuels, Inc
Tel: +1 920 434 9540
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

Europe
David Messina
Chief Executive Officer
Central European Biofuels Pty Ltd
Australian Mobile: +61 (0) 417 931 615
EU Mobile: +36 70 594 7517
Email: dmessina@ceubiofuels.eu

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

AGRI ENERGY LIMITED

ABN	Quarter ended ("current quarter")
83 061 375 442	MARCH 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for		
	(a) Administration	(1,437)	(4,436)
	(b) advertising and marketing	(4)	(33)
	(c) ethanol project development		
	(d) leased assets	(3)	(9)
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	229	515
1.5	Interest and other costs of finance paid	(61)	(214)
1.6	Income taxes paid		-
1.7	Other (provide details if material)		-
	Net operating cash flows	**(1,276)**	**(4,177)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,276)**	**(4,177)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(365)	(440)
	(e) ethanol project development expenditure	(1,325)	(4,108)
	(f) biodiesel project development expenditure	(14,176)	(25,028)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		(500)
1.12	Loans repaid by other entities		
1.13	Other (business development opportunities)	(428)	(810)
	- Cash from acquisition	367	367
	Net investing cash flows	(15,927)	(30,519)
1.14	**Total operating and investing cash flows**	**(17,203)**	**(34,696)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	40,000	40,000
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		10,000
1.18	Repayment of borrowings *	(10,000)	(10,000)
1.19	Dividends paid		
1.20	Cost of capital raising	(3,196)	(3,196)
	Net financing cash flows	**26,804**	**36,804**
	Net increase (decrease) in cash held	**9,601**	**2,108**
1.21	Cash at beginning of quarter/year to date	8,151	15,644
1.22	Exchange rate adjustments to item 1.21	(1,150)	(1,150)
1.23	**Cash at end of quarter**	**16,602**	**16,602**

* Borrowing converted into equity

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	490
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Executive Director Salary - $223,804
Executive Director Super - $14,600
Executive Director Consulting - $113,796
Non Executive Directors Fees - $137,569
Non Director Consulting Fees -

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.5 million shares allotted for Central European Biofuels Pty Ltd acquisition.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan Facilities Credit Standby Arrangements		
3.2	Other equity line of credit Cornell Capital	25,000	NIL

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	16,602	8,151
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	16,602	8,151

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Central European Biofuels Pty Ltd	
5.2	Place of incorporation or registration	Western Australia	
5.3	Consideration for acquisition or disposal	2.5 million shares allotted	
5.4	Total net assets	($398,100)	
5.5	Nature of business	Project Development Renewable fuels	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... (Director) Date: 30/4/2007

Print name: MR PETER ANDERTON

AGRI ENERGY
LIMITED

2 May 2007

Ms Julia Kagan
Senior Advisor, Issuers
Australian Stock Exchange Limited
Level 45 South Tower Rialto
525 Collins Street
Melbourne VIC 3000

By email: Julia.Kagan@asx.com.au

Dear Julia

PRICE QUERY RESPONSE

In reply to your letter dated 2 May 2007 Agri Energy replies as follows. The responses are numbered to correspond to your questions.

1. Agri Energy Limited is not aware of any information concerning it that has not been announced to the market.
2. Not Applicable
3. There is no reason to expect that the results will vary unexpectedly from the previous correspondence period. The company continues to develop projects for renewable fuel production.
4. There is no reason to think that the Company may record any material abnormal or extraordinary items for the year ending June 2007.
5. The Company is not aware of any explanation or circumstances that may have influenced a price change in the securities.
6. The Company is in compliance with the listing rules and including listing 3.1.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

ASX

AUSTRALIAN SECURITIES EXCHANGE

2 May 2007

ASX Limited
ABN 98 008 624 691
Level 45
South Tower Rialto
525 Collins Street
Melbourne VIC 3000
GPO Box 1784
Melbourne VIC 3001

Telephone 61 3 9617 8656
Facsimile 61 3 9614 0303
www.asx.com.au

Mr Bruce Arnold
Agri Energy Limited
South Yarra VIC 3141

By e-mail only

Dear Bruce

Agri Energy Limited (the "Company") - Price Query

We have noted a change in the price of the Company's ordinary shares from 34.5 cents at the close of trading on 1 May 2007 to a high of 40 cents today. The volume of trading is also significant.

In light of the price change and volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit before abnormal items and income tax so that the figure for the financial year ending 30 June 2007 would vary from the previous corresponding period by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary items for the year ending 30 June 2007? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9:30 a.m. EST**) on Thursday 3 May 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

[Sent electronically, without signature]

Julia Kagan
Senior Adviser, Issuers

AGRI ENERGY
LIMITED

7 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

NOTICE OF RELEASE OF SHARES FROM ESCROW

Agri Energy Limited (ASX:AAE) gives notice as follows:1,300,000 shares, being options issued to directors in November 2003 and exercised in Dec 2005 are to be released from escrow and quoted on 18 May 2007.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Agri Energy Limited

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The securities will rank equally in all respects from the date of allotment with the existing issued securities of the same class.
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Release from escrow of shares issued upon exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
205,115,458	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project over a period of 5 days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project over a period of 5 days) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of five days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

	83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of five days) into the number of fully paid shares equal to over 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
	84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

	83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
	500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) into the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

	500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) into the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
	500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

	250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
	250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.

+ See chapter 19 for defined terms.

	250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
	440,000	Options issued to staff under employee option plan expiring 31 December 2008 exercisable at $0.50 each.
	11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each.
	6,650,000	Options expiry 29 January 2010 Exercise price $0.45 each.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date:7/5/2007
(Company secretary)

Print name: Bruce Arnold

== == == == ==

+ See chapter 19 for defined terms.

AGRI ENERGY
LIMITED

17 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir(s),

SUMMARY UPDATE OF DEVELOPMENT ACTIVITIES

Agri Energy Limited (ASX: AAE) advise of the following update with respect to global project developments being undertaken by the Company.

Swan Hill Ethanol Project - Victoria, Australia.

On Monday 14 May 2007 the Australian Federal Government approved road and infrastructure funding of $9,118,600 to the Swan Hill Rural City Council to support upgrading of bridges, road intersections and roads in the Swan Hill region to support the movement of corn and cereal crops from both the Victoria and New South Wales side of the Murray River to the Swan Hill Ethanol Project.

The federal funding confirms that previous financial obligations of Agri Energy for any offsite construction of the Swan Hill Ethanol Project under the project development licence issued by Swan Hill Rural City Council in 2004 is eliminated.

Mr Peter Anderton, Chairman and Chief Executive Officer of the Agri Energy Group advised, "This is the first government assistance that the Swan Hill Ethanol Project has received. It is a good outcome for the Swan Hill area, and the government support for the development is significant in the context of the whole biofuels industry in Australia and endorses the group strategy for the multi grain fuel ethanol production facility under construction at Swan Hill."

Central EU Biofuels Pty Ltd – Lower Austria Province, Austria

Agri Energy has entered into a heads of agreement to acquire the outstanding shares in Carbon Cycle Management Ag ("CCM"), the owner of the planned Ennsdorf Biodiesel Project, in Austria. AAE already own a 14.6% interest in CCM through its acquisition of Central EU Biofuels Pty Ltd ("CEB") in March 2007 and completion of the heads of agreement will take AAE's ownership of CCM to 100%.

The planned Ennsdorf Biodiesel Project is a 95,000 tonnes per annum (30 million gallons per annum) multi feedstock biodiesel facility located approximately 160 km west of Vienna. The project will consume canola/rape oil and other vegetable oil as well as used cooking oil and animal fat/tallow. Part of the feedstock will be derived from the Hodmezovasarhely Oilseed

Agri Energy Limited ABN 83 061 375 442
Level 9, 644 Chapel Street South Yarra Vic 3141
PO Box 6268, Chapel Street North, South Yarra Vic 3141 Telephone +61 3 8689 3000 Facsimile +61 3 8689 3001 www.ppel.net

Crushing Project being developed by AAE in South West Hungary. The capital cost of the project is anticipated to be approximately €40m, including a standby/cost overrun allowance.

All necessary environmental and planning approvals have been gained for the Ennsdorf Biodiesel Project. Construction arrangements are advanced with Chemieanlagenbau Chemnitz Gmbh ("CAC"), a leading chemical engineering firm based in Chemnitz, Germany. The financing is under development and includes a senior debt term sheet offered by a large Austrian commercial bank and a mezzanine debt facility. In addition, subsidised loans from various Austrian government entities totalling €9.5m are also expected. Commencement of construction is anticipated to occur later in 2007 once the finance package has been finalised.

AAE has agreed to issue 3,510,000 AAE shares to the vendors on settlement of the share purchase agreement (expected in early July 2007) for the acquisition of all outstanding shares in CCM with another 3,510,000 on achievement of financial close of the project finance package of Ennsdorf.

Commenting on the acquisition, Chairman and Chief Executive Peter Anderton said, "This represents a very low cost entry into the European Biodiesel market. We will have full ownership of an advanced biodiesel project which is anticipated will provide positive earnings to the AAE Group by June 2009. Effectively, we have been able to leapfrog the normal two year development phase for a project. We are delighted to be increasing our investment in Europe where there is a strong biofuels market and culture".

Beatrice Biodiesel Project – Beatrice, Nebraska

The Beatrice Biodiesel Project continues to progress on schedule for an August 2007 start up. The project is now nearing 60% completion with an on-site workforce of over 150. Recent site photographs of the construction are attached and can be viewed in more detail on www.aael.net

Yours Faithfully,

Peter Anderton
Chairman and Chief Executive Officer

For any Further Information

Australia
Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 418 922 119
(Mobile USA: +1 832 217 8585)
Email: panderton@aael.net

Australia
Jacinda Kettmann
Public and Corporate Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mobile +61 (0) 417 924 773
Email: jkettmann@aael.net

United States
Carla O Andres
Chief Executive Officer
US Canadian Biofuels, Inc
Tel: +1 920 434 9540
Mobile +1 920 366 6515
Email: candres@uscbiofuels.net

Europe
David Messina
Chief Executive Officer
Central EU Biofuels Pty Ltd
Australian Mobile: +61 (0) 417 931 615
EU Mobile: +36 70 594 7517
Email: dmessina@ceubiofuels.eu


Beatrice Biodiesel LLC Site May 2007


Beatrice Biodiesel LLC Site May 2007

AGRI ENERGY
LIMITED

24 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

DEVELOPMENT OF ETHANOL PRODUCTION AND LIFE CYCLE ANALYSIS STUDY

Agri Energy Limited (ASX: AAE) provides the following up date with respect to development of ethanol production facilities in Australia and findings from an Independent Life Cycle Analysis study completed on Agri Energy ethanol production facilities.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED


fueling our future

Agri Energy Announcement to the ASX
Wednesday 24 May 2007

Investment in ethanol production facilities in Australia

Over the last year, Agri Energy has committed over A$100m to the global biofuels industry. The AAE group plans to commit twice that amount globally over the next twelve to eighteen months.

A significant portion of the funds commitment for 2008 are intended to develop ethanol production in Australia to meet the expected shortfall forecast for the first half of 2008. This fuel ethanol shortfall has resulted from:

1. Successful branding of ethanol blends in premium fuels by the major oil companies in Australia;
2. Increased availability of ethanol blended fuels to the Australian consumer market as a result of an increase in the number of fuel retail outlets offering ethanol blended fuel;
3. The anticipated impact on blended ethanol fuel demand from July 2008 which is the next milestone date for the National Fuel Quality Standards Act legislation requiring Australian motor spirit to comply with Euro 4 standards;
4. The phasing in of higher octane fuels in preference to traditional lower octane unleaded petrol in the Australian motor spirit market; and
5. The overall community awareness of the health and environmental benefits of biofuels.

To meet the expected increased demand for fuel ethanol in Australia, the Agri Energy group plans to complete construction and start-up the Swan Hill Ethanol Project in the first half of 2008. In addition, the company has advanced plans to develop additional ethanol production capacity in the grain growing states of NSW, Victoria and Western Australia. A roll-out of additional production is planned at Condobolin, Oaklands and Coleambally in NSW; Murtoa in Victoria; and the mid-west wheat belt region in Western Australia. The timing and sequencing of these developments is under constant review and is dependent on the prevailing market and commercial conditions. Technology and engineering design of these facilities is identical to the Beatrice Ethanol production facility being developed by the company in Nebraska, USA. The company targets to have development licenses for all planed east coast Australian ethanol production facilities in place in 2007.

Independent Life Cycle Analysis of Agri Energy ethanol production facilities

In accordance with the Agri Energy mission to be at the forefront of the next stage of growth and development of the ethanol industry in Australia, the company commissioned the preparation of an independent report to assess the Life Cycle Analysis incorporating greenhouse gas emissions and energy balance for ethanol production facilities planned over the next few years. Agri Energy has been advised that the Life Cycle Analysis Report is the first study to be undertaken for Australian ethanol production facilities using the principles and methodologies developed in Australia by the Australian Greenhouse Office.

The findings of this report were tabled yesterday at the Ethanol Industry Roundtable held in Canberra at which the Federal Minister for Industry, Tourism and Resources, Ian MacFarlane hosted industry stakeholders.

The Life Cycle Analysis Report key **greenhouse gas** findings for the planned Agri Energy NSW ethanol production facilities are:

- The total ethanol output of one of the planned NSW production facilities displacing on an energy equivalent basis premium unleaded petrol as E85 blended fuel will ***reduce*** greenhouse emissions by approximately 170,000 tonne per annum of carbon dioxide equivalent. This represents removing the greenhouse gas equivalent of 37,700 cars annually or the greenhouse gas produced in providing the energy requirements of 14,160 houses.
- E85 generates 32% ***less*** greenhouse gas emissions than premium unleaded petrol (on an energy equivalent basis).
- E85 generates 13% ***less*** greenhouse gas emissions than LPG (on an energy equivalent basis).

The Life Cycle Analysis Report key **energy balance** findings for the planned Agri Energy NSW ethanol production facilities are:

- E85 contains 38% ***more*** energy than is required to produce it.
- Premium unleaded petrol in Australia contains 12% ***less*** energy than is required to produce it.
- LPG in Australia contains 6% ***less*** energy than is required to produce it.

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob: + 61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob: +61 (0) 417 924 773
Email: jkettmann@aael.net

For more information visit the AAE website at www.aael.net.

AGRI ENERGY
LIMITED

31 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

CONVERTIBLE NOTE FACILITY – CORNELL CAPITAL
EQUITY LINE OF CREDIT FACILITY
APPENDIX 3B – Section 708 A(5)(e) Notice

Agri Energy Limited (AAE) advises that it has agreed the terms of US$5.0 million convertible note facility with Cornell Capital LP (Facility). The convertible note is unsecured and is repayable over 18 months with payments commencing September 2007.

The Agri Energy Group Chairman, Mr Anderton commented that "this loan provides development and working capital for the short term in the lead up to the start up of the Beatrice Biodiesel Project which is scheduled to be cash flow positive in the second half of 2007".

The Facility can be converted to equity at a conversion price being 130% of the average daily volume weighted average price (VWAP) during 5 trading days prior to the funding date (approximately A$0.45 based on the recent trading position of around A$0.35). The loan is at an interest rate of 9%.

Subject to Cornell not exercising a call, Agri Energy may elect to either repay the Facility as scheduled or issue shares under the Equity Line of Credit Facility put in place in December 2006.

The Cornell Fee to establish the Facility is 5 million options at 45 cents that expire after 3 years plus payment of the Activation Fee on the Equity Line of Credit Facility. These options are subject to shareholder approval.

As a condition precedent to drawdown of the facility, AAE has activated the Equity Line of Credit Facility and issued 880,282 shares equivalent to the Activation Fee of A$312,500 based on the closing bid price on 16 May 2007. In addition 742,316 shares have been issued representing the first advance of A$250,000 based on the lowest volume weighted average price (VWAP) in the 5 days prior to the 24 May 2007. These 1,622,598 fully paid shares have been issued under ASX listing Rule 7.1 (15% Rule).

Mr Anderton added" The on going support of Cornell will enable the group to continue implementation of the Group's Business Plan".

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Agri Energy Limited

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 880,282 b) 742,316 Total – 1,622,598
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The securities will rank equally in all respects from the date of allotment with the existing issued securities of the same class.
5	Issue price or consideration	a) 880,282 shares at $0.355 b) 742,316 shares at $0.337
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a) Equity line of credit activation fee for Cornell Capital Partners LP. b) First advance under equity line of credit facility.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,738,056	Fully paid ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project) into the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of not more than 5 days) into the number of fully paid shares equal to 83,000 ordinary fully paid shares divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) into the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

500	500 Class A Converting Shares expiring 31 March 2007 and convertible (on the Financial Close of the first Ethanol Project) into the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
500	500 Class B Converting Shares expiring 31 March 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of not more than 5 days) into the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

500	500 Class C Converting Shares expiring 31 March 2007 and convertible (upon the first ethanol plant for the first Ethanol Project successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) into the number of fully paid shares equal to 500,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
250	250 Class D Converting Shares expiring 31 March 2007 and convertible on the Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.

+ See chapter 19 for defined terms.

250	250 Class E Converting Shares expiring 31 March 2007 upon the first sale and delivery to a third party of 250,000 litres of ethanol from the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, over a period of not more than 5 days at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.

+ See chapter 19 for defined terms.

250	250 Class F Converting Shares expiring 31 March 2007 and convertible upon the ethanol plant for the Mossman Ethanol Project or the Molasses Ethanol Project, whichever is the earlier, successfully completing an industry standard 5 day performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification at the exercise price being the weighted average market price for the Shares on ASX over the last 15 days on which sales in the Shares were recorded on ASX immediately preceding the date of Financial Close of the Mossman Ethanol Project or on the Financial Close of the Molasses Ethanol Project, whichever is the earlier.
440,000	Options expiring 31 December 2008 exercisable at $0.50 each.
11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each.
6,650,000	Options expiry 29 January 2010 Exercise price $0.45 each.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1 (2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 -5- 07
(Director/Company secretary)

Print name: BRUCE ARNOLD

== == == == ==

+ See chapter 19 for defined terms.

AGRI ENERGY
LIMITED

31 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Compliance Notice – Section 708 A (5)(e)

This compliance notice given by Agri Energy Limited (**"Company"**) under section 708A (5) (e) of the *Corporations Act* 2001 (**"Act"**)

On 29 May 2007, the Company issued 1,622,598 ordinary fully paid shares without the disclosure to investors under Part 6D.2 of the Act.

As at the date of this notice, the Company has compiled with the provisions of Chapter 2M of the Act as they apply to the Company, and has compiled with section 674 of the Act.

There is no further information which is "excluded information" within the meaning of section 708A (6) of the Act.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

6 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

AGRI ENERGY GROUP UPDATE JUNE 2007

Agri Energy Limited (ASX code: AAE) is presenting at the AAM Clean and Green Conference in Sydney today to a group of investors.

A copy of the presentation is attached for the information of the ASX and the Investor Market.

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED


fueling our future


AGRI ENERGY MISSION
To develop a sustainable and profitable global biofuels business based on technology and world competitive agricultural inputs.

The Market for Ethanol

AGRI ENERGY



Fossil fuel reserves are diminishing but demand is increasing

Comparison between discovery and consumption


Discovery
Extrapolation
Consumption
IEA forecast
Discovery, gbpy
Consumption , gbpy
0
5
10
15
20
25
30
35
40
45
50
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2020
2030

"EURO 4" fuel quality standard is driving demand for ethanol from oil companies...

Table 1
ADRs for Vehicle Emissions (2002-2011)

ADR Categories			ECE Cat	ADR	02/03 Diesel	03/04 Petrol	05/06 Petrol	06/07 Diesel	07/08 Diesel	08/10‡ Petrol	10/11 Petrol	10/11 Diesel
Descr.	GVM*	Cat.†										
Passenger Vehicles												
	≤ 3.5t	MA, MB, MC	M1	ADR 79/..	Euro 2	Euro 2	Euro 3	Euro 4		Euro 4		
	> 3.5t			ADR 80/..	Euro 3	US96	US98		Euro 4		Euro 4	
Buses												
Light	≤ 3.5t	MD	M2	ADR 79/..	Euro 2	Euro 2	Euro 3	Euro 4		Euro 4		
	3.5 ≤ 5t			ADR 80/..	Euro 3	US96	US98		Euro 4 or US04, JE05		Euro 4 or US08	Euro 5 or US07, JE05
Heavy	> 5t	ME	M3	ADR 80/..	Euro 3 or US98[a]	US96	US98		Euro 4 or US04, JE05		Euro 4 or US08	Euro 5 or US07, JE05
Goods Vehicles (Trucks)												
Light	≤ 3.5t	NA	N1	ADR 79/..	Euro 2	Euro 2	Euro 3	Euro 4		Euro 4		
Medium	3.5 ≤ 12t	NB	N2	ADR 80/..	Euro 3 or US98[a]	US96	US98		Euro 4 or US04, JE05		Euro 4 or US08	Euro 5 or US07, JE05
Heavy	> 12t	NC	N3	ADR 80/..	Euro 3 or US98[a]	US96	US98		Euro 4 or US04, JE05		Euro 4 or US08	Euro 5 or US07, JE05

* Gross vehicle mass
† Vehicle categories: MA - passenger cars; MB - forward control vehicles, MC - passenger off-road vehicles
‡ 1 July 2008/1 July 2010 for new/existing models
a - US EPA model year 2000 or later certificate or equivalent testing required (to ensure that no emission "defeat devices" are used)

...and fuel retailers are introducing premium fuels in response to OEM guidelines and consumer demand


Shell
V-Power Club
Reward your passion for driving
Made to move

Ethanol is a cost competitive octane replacement and enhancer which leverages current technology


Petrol Additives & Impact of "Euro4"
Octane Rating (RON)
100
95
90
85
80
75
70
65
60
Unleaded Petrol
Euro 4
Premium Unleaded Petrol
"Super Premium"
Petrol Products – Contents per Litre
Ethanol
Banned Additives
Fossil Fuel Content

Growing grains for feedstock closes the carbon cycle loop


CO2
CO2
E85

E85 generates 32% LESS greenhouse gas emissions than premium unleaded petrol...

Greenhouse Emissions kg CO_2-e/L Energy Equivalent

Source: Life Cycle Analysis of Fuels Derived from Agricultural Products; Toyne & Shaw; May 2007


3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
kg/litre
Production
Combustion
Total

	E85	LPG	PULP	E10
Production	1.85	0.26	0.61	0.76
Combustion	0.21	2.09	2.43	2.39
Total	2.05	2.35	3.03	3.15

...and contains 38% MORE energy than is required to produce it

Comparative nett energy of alternative fuels

Source: Life Cycle Analysis of Fuels Derived from Agricultural Products; Toyne & Shaw; May 2007


50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
Loss/gain over primary energy

	PULP	E10	LPG	E85	Ethanol
At tank	-12.3%	-6.4%	-6.0%	38%	47%

Agri Energy's Approach




Swan Hill Ethanol
Profit Margins using LONG TERM AVERAGE figures for 2008/09 ;
and
running at 100M Litres per annum.
AU$ / Litre Ethanol
1 200
1 000
0 800
0 600
0 400
0 200
0 000
Revenue
Cost
Margin (EBITDA)
Production Cost
Feedstock Cost
WDG Revenue
Ethanol Revenue

Longer term, Agri Energy plans to control ethanol feedstock production

AGRI ENERGY

Value Creation in Ethanol Sector


Ethanol Margin
Ethanol Operating Expense
Agricultural Margin
Grain Production Cost

Beatrice Biodiesel

Profit Margins using FORECAST figures for 2008/09 ; and running at 50MGals per annum.


US$ / Gal Biodiesel
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
0.225
0.560
0.390
Revenue
Cost
Margin (EBITDA)
Production Cost
Feedstock Cost
Glycerine Revenue
Biodiesel Revenue

Agri Energy plans to vertically integrate to gain oilseed crushing and production margins as well

Value Creation in Biodiesel Sector


Biodiesel Margin
Biodiesel Operating Expense
Crushing Margin
Crushing Operating Expense
Agricultural Margin
Production Cost

Today's oil baron makes money because he owns the oil in the ground...



...the oil baron of the future owns land and water



Agri Energy understands this trend and has a strong pipeline of agriculturally based projects

Swan Hill Ethanol 2Q 2008	Victoria Australia	100 Mlpy
Condobolin Ethanol 4Q 2009	NSW Australia	200 Mlpy
Oaklands Ethanol 4Q 2010	NSW Australia	200 Mlpy
Murtoa Ethanol 4Q 2011	Victoria Australia	200 Mlpy
Coleambally Ethanol 4Q 2012	NSW Australia	200 Mlpy

In Australia, Agri Energy facilities are essential to meet forecast ethanol demand


Forecast Production Capacity vs Demand for the
Domestic Australian Fuel Ethanol Market
(based on known projects in May 2007)
E10 + E85
E10 only
Annualised Capacity & Demand (Million litres pa)
3500
3000
2500
2000
1500
1000
500
0
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
AAE Swan Hill
Dalby Biorefinery
AAE Condobolin
AAE Midwest WA
AAE Murton
AAE Coleambally
182
74
267
292
300
400
480
498
665
1309
1972
2474
AAE Ethanol Production Facilities

The next 12 months and beyond...



Agri Energy Valuation

AGRI ENERGY


AAE Daily Cl=0.360 O=0.360 H=0.360 L=0.355 0.000 0.00%
1/06/2007
0.48
0.47
0.46
0.45
0.44
0.43
0.42
0.41
0.40
0.39
0.38
0.37
0.360
0.35
0.34
0.33
0.32
0.31
0.30
0.29
0.28
3.0M
2.5M
2.0M
1.5M
1.0M
November '06
December '06
January '07
February '07
March '07
April '07
May '07
June '07

Swan Hill Ethanol is on target for a Q2 2008 start-up



Beatrice Biodiesel is on schedule for commissioning in August 2007



Once in operation, Agri Energy will implement its strategy to drive down cost of production...


Cost
Plant optimisation
Owner controlled feedstock
Introduction of advanced feedstocks
2nd generation manufacturing technologies
Time

...and there are opportunities to increase revenue thus enhancing margins


Revenue
Oil price rises
Increasing demand for renewables
Plant operating above nameplate capacity
Time


We pledge to reduce our
ecological footprint
AGRI ENERGY
LIMITED

Disclaimer

- The information contained in this document is disclosed to you by Agri Energy Limited (ABN 83 061 375 442) (**the Company**).
- Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, financial product, legal, tax or other advice. The information in this document does not take into account your investment objectives, financial situation or particular needs.
- The Company has prepared this document and is not aware of any errors in this document, but does not make an recommendations or warranty, express or implied concerning the accuracy of any forward looking statements or the likelihood of achievement or reasonableness of any assumptions, project economics, forecasts, prospects of returns contained in the information. Such assumptions, project economics, forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Accordingly actual financial results may materially differ from any prospective financial results.
- This document is intended to provide background information only and does not purport to make any recommendation upon which you may reasonably rely without taking further and more specific advice. Potential investors should make their own decision whether to purchase any share in the Company based on their own enquiries. Potential investors are advised to seek appropriate *independent advice, if necessary, to determine the suitability of the investment. An investment in* the Company should be considered speculative.
- This document is not a prospectus or other disclosure document.

AGRI ENERGY
LIMITED

8 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

APPENDIX 3B

Enclosed for release to the market is Appendix 3B. This records the issue of 6,204,000 employee options and it should be noted that 2,250 converting shares have been cancelled as they expired 31 March 2007.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Agri Energy Limited

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options to subscribe for fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,204,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The options were issued under the Company's employee option plan to employees on 15 June 2007. The principal terms of the issue of options under the plan are as follows: 1. Each option entitles the holder to subscribe for one fully paid ordinary share. 2. The exercise price is $1.00 for each tranche of options. 3. The expiry date of the options is 1 December 2010. 4. The holder may only exercise the following number of options on the following times and conditions: a. one third of the total number of Options issued to the holder provided that the option holder continues as an employee of the Company until 10 October 2008 and the closing share price of the Company's shares on the ASX exceeds 67.5 cents on any 10 trading days prior to 1 December 2008; b. one third of the total number of Options issued to the holder provided that the option holder continues as an employee of the Company until 10 October 2009 and the closing share price of the Company's shares on the ASX exceeds 75 cents on any 10 trading days prior to 1 December 2009; c. one third of the total number of Options issued to the holder provided that the option holder continues as an employee of the Company until 10 October 2010and the closing share price of the Company's shares on the ASX exceeds 67.5 cents on any 10 trading days prior to 1 December 2010;

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Options will not be quoted or rank equally with any class of quoted securities. However, fully paid ordinary shares issued on the exercise of the options will be quoted. Under the terms of issue of the options, those shares will rank: • For any dividend with a record date (for determining entitlements to it) which is the same as or after the date of issue of the shares equally with the fully paid ordinary shares then on issue; and • From the date of issue of the shares, in all other respects, equally with the fully paid ordinary shares then on issue.	
5	Issue price or consideration	NIL	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options are issued under the Company's existing employee share plan with the objective of providing an incentive to those key employees of the group to whom options have been issued to improve the Company's performance.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Certificates will be dispatched on or before 15 June 2007.	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,738,056	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project over a period of 5 days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project over a period of 5 days) into the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of five days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of five days) into the number of fully paid shares equal to over 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		440,000	Options issued to staff under Employee Option Plan expiring 31 December 2008 exercisable at $0.50 each.
		11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each.
		6,650,000	Options expiring 29 January 2010 exercisable at $0.45 each.
		4,800,000	Options issued to Directors as approved at the Company's EGM held on 26 April 2006 exercisable at $1:00 per tranche of options and expiring 27 April 2011.
		5,000,000	Options issued to Directors approved at an EGM on 19 January 2007 exercisable at $0.45 cents and expiring 19 January 2010.
		600,000	Options issued to Directors as approved at the Company's EGM held on 19 January 2007 exercisable at $1.00 per tranche of options and expiring 30 March 2012.
		6,204,000	Employee Options issued under the Company's ESOP. Expiring 1 December 2010 exercisable at $1.00 per tranche.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (*tick one*)		
(a)		Securities described in Part 1	N/A
(b)		All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities	

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A	
39	Class of +securities for which quotation is sought	N/A	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A	
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B.W. Arnold .... Date: 5/6/2007
(Company secretary)

Print name: Bruce Arnold

== == == == ==

+ See chapter 19 for defined terms.

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To:	Agri Energy Limited
ACN/ARSN:	061 375 442

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	8/06/2007
The previous notice was given to the company on	2/02/2007
The previous notice was dated	30/01/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	24,376,349	12.03%	22,650,328	10.96%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 1 at the end of this form	0	0.00% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	24,376,349	12.03%	22,650,328	10.96%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	13,050 Fully paid ordinary shares	13,050
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	2,343,195 Fully paid ordinary shares	2,343,195
Colonial First State Investment Limited (1)	Goldman Sachs (Asia) L.L.C		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	3,443,898 Fully paid ordinary shares	3,443,898
First State Investments (UK) Limited	Goldman Sachs (Asia) L.L.C		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,850,185 Fully paid ordinary shares	16,850,185
Grand Total					22,650,328

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
First State Investments (UK) Limited	23 St Andrew Square Edinburgh EH2 1BB

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....
John Damien Hatton – Company Secretary

Dated the 13 day of June 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 8/06/2007

John Damien Hatton – Company Secretary

SCHEDULE

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CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 8/06/2007

John Damien Hatton – Company Secretary

First State Investments (UK) Limited

Date	Registered Company	Transaction type	Quantity	Consideration
16 Apr 2007	Goldman Sachs (Asia) L.L.C	BUY	122000	39262
17 Apr 2007	Goldman Sachs (Asia) L.L.C	BUY	50000	16016
Total			**172000**	**55278**
Entity Total			**172000**	**55278**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
18 May 2007	Citicorp Nominees Pty Limited	SELL	-85000	-30144
22 May 2007	Citicorp Nominees Pty Limited	SELL	-266810	-93288
22 May 2007	Citicorp Nominees Pty Limited	SELL	-73190	-25590
23 May 2007	Citicorp Nominees Pty Limited	SELL	-139732	-48856
23 May 2007	Citicorp Nominees Pty Limited	SELL	-70268	-24569
24 May 2007	Citicorp Nominees Pty Limited	SELL	-166363	-58167
24 May 2007	Citicorp Nominees Pty Limited	SELL	-83637	-29243
25 May 2007	Citicorp Nominees Pty Limited	SELL	-279532	-97931
25 May 2007	Citicorp Nominees Pty Limited	SELL	-140468	-49212
28 May 2007	Citicorp Nominees Pty Limited	SELL	-149099	-52131
28 May 2007	Citicorp Nominees Pty Limited	SELL	-74901	-26188
30 May 2007	Citicorp Nominees Pty Limited	SELL	-112422	-39869
30 May 2007	Citicorp Nominees Pty Limited	SELL	-56599	-20072
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-132920	-47138
08 Jun 2007	Citicorp Nominees Pty Limited	SELL	-67080	-23789
Total			**-1898021**	**-666187**
Entity Total			**-1898021**	**-666187**

Grand Total			**-1726021**	**-610910**

End of Annexure B

AGRI ENERGY
LIMITED

14 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2001

Dear Sir/Madam

Beatrice Biodiesel Project First Drawdown on Agstar Senior Debt Facility

Agri Energy Limited (ASX code: AAE) are pleased to announce that the Company has made the first drawing on the Agstar Financial Services ("Agstar") Senior Debt Facility for the construction of the Beatrice Biodiesel Project.

The Agri Energy Chairman and Chief Executive Officer, Mr Peter Anderton commented, "The Beatrice Project to date has progressed totally on equity provided by Agri Energy. So far, the Company has expended US$32 million in equity on the Project, which includes funding the US$7.5 million overrun facility on deposit with Agstar. Plant construction is now over 70% complete with over 98% of all expenditure committed. Agstar Financial Services as arranger of the senior debt and their independent engineers endorsed the project drawdown following completion of a rigorous review of the Project. They were impressed with the construction progress and quality including the structure and systems established by the Group to date. The review was a condition precedent to the drawdown and signalled achievement of an important milestone for the Company."

The Agstar senior debt facility of US$28 million is part of the overall funding package for the Project of US$60 million. In addition to Agstar, the Company expects to draw down the Tax Increment Finance ("TIF") component of the project loan next month. The TIF loan of US$1.7 million is supported by the City of Beatrice as part of the incentive package to develop the Beatrice Biodiesel Project in the region. Agstar is also providing US$5 million as a working capital facility for the Project.

The first debt drawdown also triggers a number of contract payments, which include:

1. Third Acquisition Payment

   The third payment to Monte Cristo Development Company LLC is triggered by the Agstar loan drawdown. Monte Cristo Development Company LLC was the vendor of Beatrice Biodiesel LLC when acquired by Agri Energy in February 2006. The third payment, which has previously been approved by shareholders, is for the issue of 1 million shares and a cash payment of AUD$150,000. By arrangement with the vendor, Agri Energy has agreed to make the cash payment in AAE shares at a stock

price of $0.36. The cash payment in Agri Energy shares will be made under Listing rule 7.1 of the ASX rules.

2. The issue of 200,000 shares to the Group's banking consultant, Mr Tim Lagdon. Mr Lagdon was contracted in August 2006 to oversee the project debt negotiations and implementation on behalf of the Group. The share issue is triggered by successful drawdown of the Beatrice Biodiesel Project senior debt facility. The issue of the shares to Mr Lagdon is subject to shareholder approval.

3. The issue of shares equivalent to US$1.25 million to Alberici Constructors Inc ("Alberici"). The issue is at a stock price of $0.36. Alberici are the construction managers for the Beatrice Biodiesel Project. Performance payments relating to project milestones were contracted in September 2006 to align the construction manager's remuneration with successful project performance and in particular achieving 70% construction completion. The issue of the shares to Alberici is subject to shareholder approval.

While the Group is continually addressing day-to-day project construction issues and preparing for operation, the Beatrice Biodiesel Project remains on schedule for an August 2007 start up. Costs are within the project estimates and the committed project financing funds provided.

Mr Anderton stated, "The Group is fully focused on a successful start up of the Beatrice Biodiesel Project in August. Success in Nebraska is a very important milestone for the development and growth of the Agri Group globally."

Agri Energy intends to call a shareholder meeting in the near future to ratify the issue of the shares triggered by the senior debt drawdown and other contractual payments. This will include those associated with the acquisition of Central EU Biofuels Pty Ltd, Carbon Cycle Management Ag and the issue of securities associated with drawdown of the US$5.0 million Cornell Capital convertible note, which took place this week.

Yours faithfully

Peter Anderton
Chairman & Chief Executive Officer

For further information, please contact:

Peter Anderton
Chairman and CEO
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Corporate & Public Relations
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information, visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

20 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

BEATRICE BIODIESEL PROJECT ISSUE OF THIRD TRANCHE SHARES TO MONTE CRISTO DEVELOPMENT COMPANY, LLC

APPENDIX 3B – COMPLIANCE NOTICE SECTION 708.

The Board of Agri Energy Limited (AAE) today announced the issue of 1,416,667 ordinary fully paid shares to Monte Cristo Development Company, LLC. The issue is in accordance with the Unit Purchase Agreement for the acquisition of Beatrice Biodiesel LLC dated 28 February 2006.

The third tranche payment is part of the total aggregate purchase price of AUD$600,000 plus the issue of 5,000,000 fully paid ordinary shares in AAE to be paid by AAE on behalf of US Canadian Biofuels Inc for the acquisition of 100% of Beatrice Biodiesel LLC. The consideration paid to date by AAE to Monte Cristo Development Company, LLC being the first, second and third tranche payments is AUD$450,000 (third instalment by issue of 416,667 shares) plus the issue of 4,000,000 fully paid ordinary shares in AAE. The fourth, final tranche payment of 1,000,000 AAE shares and A$150,000 is due when commissioning performance tests are achieved.

The Appendix 3B and Compliance Notice – Section 708 A (5) (e) are duly attached.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Agri Energy Limited

ABN

83 061 375 442

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,416,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,416,667 shares at $0.36 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to Monte Cristo Development Company LLC as full satisfaction of the third tranche of the Beatrice Unit Purchase Agreement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	208,154,723	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	84	84 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the first Ethanol Project over a period of 5 days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class A Converting Shares expiring 23 December 2007 and convertible (on the Financial Close of the second Ethanol Project over a period of 5 days) into the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		84	84 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the first Ethanol Project over a period of five days) into the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class B Converting Shares expiring 23 December 2007 and convertible (upon the first sale and delivery to a third party of 250,000 litres of ethanol from the second Ethanol Project over a period of five days) into the number of fully paid shares equal to over 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		84	84 Class C Converting Shares expiring 23 December 2007 and convertible (upon the first Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 84,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.
		83	83 Class C Converting Shares expiring 23 December 2007 and convertible (upon the second Ethanol Project successfully completing an industry standard 96 hour performance test that produces fuel grade ethanol to the name plate capacity of the plant including in respect of quantity, quality and specification) in to the number of fully paid shares equal to 83,000 divided by weighted average market price for the shares on the ASX over the last 15 days on which sales in the shares were recorded on ASX immediately prior to conversion.

+ See chapter 19 for defined terms.

		440,000	Options issued to staff under Employee Option Plan expiring 31 December 2008 exercisable at $0.50 each.
		11,350,000	Options expiring 30 November 2009 exercisable at $0.45 each.
		6,650,000	Options expiring 29 January 2010 exercisable at $0.45 each.
		4,800,000	Options issued to Directors as approved at the Company's EGM held on 26 April 2006 exercisable at $1:00 per tranche of options and expiring 27 April 2011.
		5,000,000	Options issued to Directors approved at an EGM on 19 January 2007 exercisable at $0.45 cents and expiring 19 January 2010.
		600,000	Options issued to Directors as approved at the Company's EGM held on 19 January 2007 exercisable at $1.00 per tranche of options and expiring 30 March 2012.
		9,243,000	Employee Options issued under the Company's ESOP. Expiring 1 December 2010 exercisable at $1.00 per tranche.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Company is not currently paying dividends.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (*tick one*)		
(a)	✓	Securities described in Part 1	

(b)		All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A	
39	Class of +securities for which quotation is sought	N/A	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A	
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B W Arnold .... Date: 20/6/2007
(Company secretary)

Print name: Bruce Arnold

== == == == ==

+ See chapter 19 for defined terms.

AGRI ENERGY

LIMITED

20 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Compliance Notice – Section 708 A (5) (e)

This compliance notice given by Agri Energy Limited (**"Company"**) under section 708A (5) (e) of the *Corporations Act* 2001 (**"Act"**)

On 19 June 2007, the Company issued 1,416,667 ordinary fully paid shares without the disclosure to investors under Part 6D.2 of the Act.

As at the date of this notice, the Company has compiled with the provisions of Chapter 2M of the Act as they apply to the Company, and has compiled with section 674 of the Act.

There is no further information which is "excluded information" within the meaning of section 708A (6) of the Act.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

28 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Sale of Magnesite Assets - Tasmania

Agri Energy Limited (AAE) is pleased to announce the sale of all of the shares in the wholly owned subsidiary company, Tasmania Magnesite NL, to Dhunn-Carr Industries. This sale transfers the ownership of the subsidiary company, including the magnesite tenements and other intellectual property on the TasMag magnesium metal project to the purchaser for $600,000.

Commenting on the sale, the Agri Energy Group Chairman and CEO Mr Peter Anderton stated that mineral development has not been a core business of the group for some time and the sale of Tasmanian Magnesite NL will finalise the company's interests and activities in minerals development.

"This is a good result for the Company". Mr Anderton said 'it realizes cash for a legacy asset that has been held on the company's books for many years. The Dhunn-Carr group is focused on development of the magnesite deposits which in recent times was not the primary focus of Agri Energy."

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

Agri Energy Limited ABN 83 061 375 442
Level 9, 644 Chapel Street, South Yarra, Victoria Australia 3141
PO Box 6268 Chapel Street North, South Yarra Victoria Australia 3141
P: +61 3 8689 3000 F: +61 3 8689 3001 E: office@aael.net W: www.aael.net

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

28 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Sale of Magnesite Assets - Tasmania

Agri Energy Limited (AAE) is pleased to announce the sale of all of the shares in the wholly owned subsidiary company, Tasmania Magnesite NL, to Dhunn-Carr Industries. This sale transfers the ownership of the subsidiary company, including the magnesite tenements and other intellectual property on the TasMag magnesium metal project to the purchaser for $600,000.

Commenting on the sale, the Agri Energy Group Chairman and CEO Mr Peter Anderton stated that mineral development has not been a core business of the group for some time and the sale of Tasmanian Magnesite NL will finalise the company's interests and activities in minerals development.

"This is a good result for the Company". Mr Anderton said 'it realizes cash for a legacy asset that has been held on the company's books for many years. The Dhunn-Carr group is focused on development of the magnesite deposits which in recent times was not the primary focus of Agri Energy."

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

Agri Energy Limited ABN 83 061 375 442
Level 9, 644 Chapel Street, South Yarra, Victoria Australia 3141
PO Box 6268 Chapel Street North, South Yarra Victoria Australia 3141
P: +61 3 8689 3000 F: +61 3 8689 3001 E: office@aael.net W: www.aael.net

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

29 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

TRANSFER OF SHARE REGISTERY FROM PERTH TO MELBOURNE

Please be advised that consistent with Agri Energy Head Office being in Melbourne Agri Limited will transfer its share registry from Computershare Perth to Computershare Melbourne with effect from 1 July 2007.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

AGRI ENERGY
LIMITED

open briefing
corporatefile.com.au

Agri Energy Limited
Level 9
644 Chapel Street
South Yarra, VIC 3141

Date of lodgement: 03-Jul-2007

Title: Open Briefing®. Agri Energy. Corporate Growth Update

Record of interview:

corporatefile.com.au
Agri Energy Limited (ASX code AAE) is developing a global biofuels business. Can you explain the share market underperformance of the Australian biofuels sector?

CEO Peter Anderton
The biofuels sector in Australia can be divided into two parts; ethanol and biodiesel. The share market focus is currently on biodiesel as the ASX-listed companies in Australia are in the biodiesel industry, whereas all the current ethanol players are private groups, or in the case of CSR, the ethanol business is not part of that group's core activity.

The current Australian ethanol producers have actually performed well over the past year or so, and today, there is a significant ethanol shortage which will get more extreme as a result of the recent 2% mandate legislation in NSW and the pending Euro Four legislation coming in on 1 July 2008. Current ethanol sale price is reported at AUD$0.90 per litre, which is an all time high to industry majors.

Ethanol production should do well in Australia as there is a large grain pool to underpin the industry. However, this is not the case with biodiesel production. Sourcing cheap and reliable feedstock for biodiesel production is a real issue in Australia with the options being high priced vegetable oil (canola or soy oil), imported palm oil, local and New Zealand tallow, which is inconsistent and poor quality or high priced and poorer quality waste cooking oils.

In addition, all the biodiesel plants built to date in Australia have experienced significant start up issues and the sales market for biodiesel has been difficult. The reasons for the marketing issues relates to legislation, product quality product, reluctance of the oil majors to embrace the product and the fact that the diesel engine manufacturers are not prepared to warrant the use of out of specification biodiesel use.

Some of the Australian biodiesel issues are being addressed, but the feedstock issue remains an ongoing difficulty for the industry. Unfortunately, Federal Government funds were channelled into biodiesel projects in Australia which made the financing of projects possible when they possibly should not have been developed in the first place.

corporatefile.com.au
Can you outline your Group Business Plan and growth strategy?

CEO Peter Anderton
We have our annual company strategy workshop in Nebraska next week. We will again be refining the Group's global strategy, but generally we take a long term view of the industry. For any Greenfield biofuels project it takes about four years from the identification of a suitable site, development approval, design and construction through to steady state output.

A lot of our work today is geared towards a 3-5 year horizon. Our strategy is to always have a project in each stage of that development timeline. Our Beatrice Biodiesel Project in the USA will start commissioning next month, and we expect cash flow over the next 3-5 months. You can see from the attached photo that construction is well advanced.

The Swan Hill project in Australia is currently in the construction stage and our pipeline of other projects are in the design, feasibility and financing stage. At the moment, we have over six development applications in the government system for projects which will underpin the long term future of the company.

corporatefile.com.au
How is Agri Energy different to other listed biofuels companies?

CEO Peter Anderton
Agri Energy is a unique investment opportunity. To our knowledge, we are the only listed group internationally that has a global focus in the ethanol and biodiesel businesses. We have a biodiesel project in the US and ethanol developments in Australia and this differs from the other ASX-listed groups who have biodiesel projects in Australia.

We have a solid feedstock supply strategy in place in the US with a Fortune 500 company, CHS, who not only supply the vegetable oil to the project, but are also the off takers of biodiesel. CHS are contracted to supply all of the plant requirements, and to off take all of the production. To put it in perspective, CHS distribute and retail the equivalent of about 70% of the total petrol usage in

Australia. They are also one of the largest distributors and retailers of diesel fuels in the United States. On top of this they are the largest agricultural co-operative in the United States representing nearly 500,000 growers and ranchers. A very unique and interesting group in the Agri Energy business and an excellent partner for our Group's global strategy.

The Agri Energy strategy has been to lock in the supply price for the soy oil with CHS and, at the same time, lock in the biodiesel price and hence the operating margin. United States soy production is about 100 million tonnes per year which will underpin feedstock supply to the biodiesel industry. That ability to supply oil to the biodiesel industry exists in Europe with the rap seed industry, but does not exist in Australia.

The US biodiesel market is massive with production capacity growing over the last twelve months by around 300 million gallons (compared with a projected production of over 1 billion gallons). The soy oil price has increased over the last year, but so has the biodiesel price. Soy oil is about 6-8c a pound above our predictions of mid 2006 and the biodiesel price is 50-60c a gallon higher. Anticipated margins at start up are around USD$0.30-0.40 per production gallon.

corporatefile.com.au
Why is there a general apathy about the biofuels sector in Australia?

CEO Peter Anderton
Investors have lost a lot of money in the biodiesel sector in Australia due to over promising and under performing by the companies that have developed projects to date. Overseas, there are many examples of solid performance at a plant level and also at a company level. While there are also projects internationally that have not performed, every one of the biodiesel developments in Australia has had problems.

The biodiesel industry in Australia is responsible for share market apathy towards it because of the mistakes made by the pioneers. It is now up to the next generation developers to clean up the mess and re-establish the industry. Agri Energy intends to do this.

corporatefile.com.au
Is there a concern that Agri is trying to develop too many projects i.e. that it is too diversified as a small company?

CEO Peter Anderton
We have a very strong team in the USA which has now been together for 18 months. The Group has set up the operations team, the systems and procedures are in place, together with a hedging policy, and we are ready to commence production.

In Australia, the team is concentrating on the construction of Swan Hill, while in Europe we are finalising the project finance discussions and feasibility study reports. The Group at present is focusing on different stages of project development in different regions. This means the overall company risk at any particular time can be managed effectively.

In six months, we will have operations and cash flow in the United States, the construction will move ahead in Australia and we will convert some of the project financing and development opportunities into committed projects.

corporatefile.com.au
What are the major risks in getting your Beatrice Biodiesel Project in Nebraska into production? What is the current timing? What cash flow impact do you expect from the project?

CEO Peter Anderton
Beatrice Biodiesel construction is now over 80% complete. All major contracts are let, and we are at the final stages of piping and electrics. I believe that the capital cost, construction and schedule risk is now behind us. In fact, we are scheduled to start commissioning the soy oil refinery this month.

The immediate risk is to commission the facility and get it into steady state production. The next risk is to ensure that we achieve our forecast margins that are based on the locked in contracts on vegetable oil supply and biodiesel sales. The Group has talked about this challenge at length and are focused on the key issues, and we believe we can manage the next stage into successful cash flow. Obviously, we're going to have day to day and week to week issues to contend with during the start up, but the Beatrice team members have now been together for a while, and with the support of major companies such as our technology supplier, Axon, our vegetable oil and vegetable oil off take partner, CHS, and our construction manager, Alberici Constructions, we remain confident. We're confident, but certainly not complacent.

The initial target is to reach an EBITDA margin of US$0.30-40 per gallon building up to US$0.50-60 per gallon as we optimise the project and do better on the buying of oil and selling of biodiesel. That is on production of 50 million gallons of biodiesel per annum. The plant will in time probably exceed this throughput.

corporatefile.com.au
Thank you Peter.

For further information, please contact:

Peter Anderton	Jacinda Kettmann
Chairman and CEO	Public and Investor Relations
Agri Energy Limited	Agri Energy Limited
Tel: +61 3 8689 3000	Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119	Mob +61 (0) 417 924 773

For more information visit the AAE website at www.aael.net .



DISCLAIMER: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing®. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

AGRI ENERGY
LIMITED

RECEIVED

10 July 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2001

Dear Sir(s),

Waivers from Listing Rule 7.3.2

For the purpose of a shareholder vote at a General Meeting to be held on 10 August 2007 ASX Limited (ASX) has granted the following waivers.

1.1 A waiver from listing rule 7.3.2 to the extent necessary to permit the Company's notice of meeting ("Notice") seeking approval of, among other things, the issue of up to 15,500,000 ordinary shares fully paid ("First Tranche of Securities") to the shareholders of Central EU Biofuels Pty Ltd ("CEB"), to state that the First Tranche of Securities will not be issued within three months of the date of the meeting, on the following conditions.

(a) the notice of meeting sets out the terms of the agreement between the Company and CEB for the issue of the First Tranche of Securities, including the maximum number of securities to be issued and that the ordinary fully paid securities will be issued upon each milestone being reached at an issue price equal to the average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to the relevant milestone being reached.

(b) The balance of the First Tranche of Securities must be issued no later than 31 March 2011 and the Notice must disclose this matter.

(c) The Company releases the terms of this waiver to the market by way of a separate announcement.

(d) The Company's annual reports, for the periods up to an including the period in which the final tranche of the First Tranche of Securities are issued, must set out the number of securities that have been issued in the relevant period and which may be issued in the future.

Agri Energy Limited ABN 83 061 375 442
Level 9, 644 Chapel Street, South Yarra, Victoria Australia 3141
PO Box 6268 Chapel Street North, South Yarra Victoria Australia 3141
P: +61 3 8689 3000 F: +61 3 8689 3001 E: office@aael.net W: www.aael.net

1.2 A waiver from listing rule 7.3.2 to the extent necessary to permit the Company's Notice seeking approval of, among other things, the issue of up to 3,510,000 ordinary shares fully paid ("Second Tranche of Securities") to the shareholders of Carbon Cycle Management AG ("CCM") (excluding CEB) to state that the Second Tranche of Securities will not be issued within three months of the date of the meeting, on the following conditions.

(a) the notice of meeting sets out the terms of the agreement between the Company and CCM for the issue of the Second Tranche of Securities, including the maximum number of securities to be issued and that the ordinary fully paid securities will be issued upon the milestone being reached at an issue price equal to the average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to the milestone being reached.

(b) The Second Tranche of Securities must be issued no later than 30 June 2009 and the Notice must disclose this matter.

(c) The Company releases the terms of this waiver to the market by way of a separate announcement.

(d) The Company's annual reports, for the periods up to an including the period in which the Second Tranche of Securities is issued, must set out the number of securities that have been issued in the relevant period and which may be issued in the future.

A detailed explanation of the transactions associated with the issue of the above shares is included in the Notice of meeting to be mailed to shareholders and released to the market today.

Yours faithfully

Peter Anderton
Chairman and Chief Executive Officer

For further information, please contact:

Peter Anderton
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 418 922 119
Email: panderton@aael.net

Jacinda Kettmann
Agri Energy Limited
Tel: +61 3 8689 3000
Mob +61 (0) 417 924 773
Email:jkettmann@aael.net

For more information visit the AAE website at www.aael.net .

AGRI ENERGY
LIMITED

Agri Energy Limited

ABN 83 061 375 442

Notice of General Meeting
and
Explanatory Memorandum

For a General Meeting to be held on
10 August 2007 at 10.00am Melbourne Time at
Level 9, Como Office Tower, 644 Chapel Street
South Yarra, Victoria

This is an important document. Please read it carefully.

If you are unable to attend the General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The General Meeting of Agri Energy Limited will be held at:

Level 9
Como Office Tower
644 Chapel Street
South Yarra, Victoria

Commencing
10am (Melbourne Time)
on 10 August 2007

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. **Voting by Proxy**

To vote by proxy, please complete and sign the proxy form enclosed with this Notice of General Meeting as soon as possible and either:

- send the proxy by facsimile to the Company on facsimile number (03) 8689 3001 (international: +61 3 8689 3001); or
- deliver the proxy in person to Level 9, Como Office Tower, 644 Chapel Street, South Yarra, Victoria 3141 or by post to PO Box 6268, Chapel Street North, South Yarra, Victoria 3141

so that it is received not later than 10.00am (Melbourne Time) on 8 August 2007.

Your proxy form is enclosed.

Notice of General Meeting

NOTICE is given that a General Meeting of Agri Energy Limited (**Company**) will be held at 10.00am, 10 August 2007 at Level 9, 644 Chapel Street, South Yarra, Victoria 3141

Special Business

1. Ratification of Issue of Shares – Central EU Biofuels Pty Ltd

1.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue of the number of fully paid ordinary shares in the capital of the Company listed in the table below on 14 March 2007 to the persons listed in the table below (CEB Shareholders) as part consideration for the purchase of Central EU Biofuels Pty Ltd ACN 120 993 071 (**CEB**) and the assignment to the Company of a total of $468,199.38 in debts owed by CEB and otherwise on the terms and conditions as set out in the Explanatory Memorandum:* ***[see next page]***

CEB Shareholder	Number of shares issued in relation to partial consideration for the purchase of CEB	Number of shares issued in relation to assignment of a total of $468,199.38 in debts	Total shares issued to CEB Shareholder
Seaspin Pty Ltd ACN 077 417 826 as trustee for the Aphrodite Trust	270,440	430,000	700,440
Seaspin Pty Ltd ACN 077 417 826 as bare trustee for A Gombos	32,195		32,195
Craig Ian Burton as trustee for the CI Burton Family Trust	128,780		128,780
Argonaut Investments Pty Limited ACN 114 113 129 as trustee for the Argonaut Investment Trust	128,780		128,780
Houston Nominees Pty Ltd ACN 008 842 519 as trustee for the House Family Superannuation Fund	160,976		160,976
London Wall Investments Pty Ltd ACN 064 591 484 as trustee for the Jenkins Family Trust	225,366	250,000	475,366
Mtani Pty Ltd ACN 093 390 375 as trustee for the David Messina Trust	212,488	250,000	462,488
RAD (WA) Pty Ltd ACN 122 373 639 as trustee for the RAD Unit Trust	12,878		12,878
Kieran Flockton	22,537		22,537
Montague Grant House	64,390	250,000	314,390
Michelle Jayne Flockton	11,268		11,268
Carrie-Anne Louise Flockton	11,268		11,268
Peter Szanyi	19,317		19,317
Andras Gombos	19,317		19,317
TOTAL	**1,320,000**	**1,180,000**	**2,500,000**

1.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11 the Company will disregard any votes cast on item 1 by:

- any of the CEB Shareholders; or
- an associate of any of the CEB Shareholders.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Approval of Issue of Shares – Central EU Biofuels Pty Ltd

2.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to the issue of up to a maximum of 15,500,000 fully paid ordinary shares in the capital of the Company to the persons listed in the table below (CEB Shareholders) as part consideration for the purchase of Central EU Biofuels Pty Ltd ACN 120 993 071 and otherwise on the terms and conditions as set out in the Explanatory Memorandum: ***[see next page]***

CEB Shareholders	Milestone 1	Milestone 2 (up to a maximum of)	Milestone 3	Milestone 4	Milestone 5 (up to a maximum of)	Maximum number of shares that may be issued under all 5 milestones
Seaspin Pty Ltd ACN 077 417 826 as trustee for the Aphrodite Trust	512,198	409,758	204,878	1,024,390	1,024,390	3,175,614
Seaspin Pty Ltd ACN 077 417 826 as bare trustee for A Gombos	60,976	48,780	24,390	121,951	121,951	378,048
Craig Ian Burton as trustee for the CI Burton Family Trust	243,902	195,122	97,561	487,805	487,805	1,512,195
Argonaut Investments Pty Limited ACN 114 113 129 as trustee for the Argonaut Investment Trust	243,902	195,122	97,561	487,805	487,805	1,512,195
Houston Nominees Pty Ltd ACN 008 842 519 as trustee for the House Family Superannuation Fund	304,878	243,902	121,951	609,756	609,756	1,890,243
London Wall Investments Pty Ltd ACN 064 591 484 as trustee for the Jenkins Family Trust	426,829	341,463	170,732	853,659	853,659	2,646,342
Mtani Pty Ltd ACN 093 390 375 as trustee for the David Messina Trust	402,439	321,951	160,976	804,878	804,878	2,495,122
RAD (WA) Pty Ltd ACN 122 373 639 as trustee for the RAD Unit Trust	24,390	19,512	9,756	48,780	48,780	151,218
Kieran Flockton	42,683	34,146	17,073	85,366	85,366	264,634
Montague Grant House	121,951	97,561	48,780	243,902	243,902	756,096

CEB Shareholders	Milestone 1	Milestone 2 (up to a maximum of)	Milestone 3	Milestone 4	Milestone 5 (up to a maximum of)	Maximum number of shares that may be issued under all 5 milestones
Michelle Jayne Flockton	21,341	17,073	8,537	42,683	42,683	132,317
Carrie-Anne Louise Flockton	21,341	17,073	8,537	42,683	42,683	132,317
Peter Szanyi	36,585	29,268	14,634	73,171	73,171	226,829
Andras Gombos	36,585	29,268	14,634	73,171	73,171	226,829
TOTAL	**2,500,000**	**2,000,000**	**1,000,000**	**5,000,000**	**5,000,000**	**15,500,000**

Milestone 1	The occurrence of Ennsdorf Financial Close, which is expected to occur no later than 31 March 2008
Milestone 2	Within 5 business days after Ennsdorf Financial Close, which is expected to occur no later than 31 March 2008
Milestone 3	Within 5 business days after the Ennsdorf Project produces 7,123 tonnes of biodiesel in a single month in a manner that complies with all relevant European Union standards and specifications, which is expected to occur no later than 30 June 2009
Milestone 4	Within 5 business days after Crushing Financial Close, provided that the Crushing Project specifications are not inconsistent to those presented to the Company, which is expected to occur no later than 31 December 2008
Milestone 5	Within 5 business days after the 3rd anniversary of Ennsdorf Financial Close, which is expected to occur no later than 31 March 2011

2.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 2 by:

- any of the CEB Shareholders and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or

- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. Ratification of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 1

3.1 **NOTE:** This resolution and resolution 4 are alternative resolutions. Only one of them will be put to shareholders at the meeting. Please see paragraphs 3 and 4 of the attached Explanatory Memorandum for an explanation, in particular paragraphs 3.7 and 3.8.

3.2 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue 3,510,000 fully paid ordinary shares in the capital of the Company to the persons detailed in the table below (Other CCM Shareholders) as part consideration for the acquisition of shares in the capital of Carbon Cycle Management AG and otherwise on the terms and conditions as set out in the Explanatory Memorandum:

Other CCM Shareholders	Number of shares issued
Christoph Scheier	849,900
OLWERT Recycling GmbH (FN 225294s)	999,900
Swiss Biofuels AG (FN CH-150.3.002.877-0)	200,100
ALU – Holding Gesellschaft m.b.H. (FN 64877h)	6,000
Dr. Ernst Denk	200,100
ENERGEA Umwelttechnologie GmbH (FN 193823i)	1,200,000
TOTAL	**3,510,000**

3.3 *Voting exclusion*: In accordance with ASX Listing Rule 14.11 the Company will disregard any votes cast on item 3 by:

- any of the Other CCM Shareholders; or

- an associate of any of the Other CCM Shareholders.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. Approval of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 1

4.1 **NOTE:** This resolution and resolution 3 are alternative resolutions. Only one of them will be put to shareholders at the meeting. Please see paragraphs 3 and 4 of the attached Explanatory Memorandum for an explanation, in particular paragraphs 3.7 and 3.8.

4.2 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to issue 3,510,000 fully paid ordinary shares in the capital of the Company to the persons detailed in the table below (Other CCM Shareholders) within 3 months of the date this meeting as part consideration for the acquisition of Carbon Cycle Management AG and otherwise on the terms and conditions as set out in the Explanatory Memorandum:

Other CCM Shareholders	**Number of shares issued**
Christoph Scheier	849,900
OLWERT Recycling GmbH (FN 225294s)	999,900
Swiss Biofuels AG (FN CH-150.3.002.877-0)	200,100
ALU – Holding Gesellschaft m.b.H. (FN 64877h)	6,000
Dr. Ernst Denk	200,100
ENERGEA Umwelttechnologie GmbH (FN 193823i)	1,200,000
TOTAL	**3,510,000**

4.3 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 4 by:

- any of the Other CCM Shareholders and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Approval of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 2

5.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to issue 3,510,000 fully paid ordinary shares in the capital of the Company to the persons detailed in the table below (Other CCM Shareholders) by no later than 30 June 2009 as part consideration for the acquisition of Carbon Cycle Management AG and otherwise on the terms and conditions as set out in the Explanatory Memorandum:

Other CCM Shareholders	**Number of shares issued**
Christoph Scheier	849,900
OLWERT Recycling GmbH (FN 225294s)	999,900
Swiss Biofuels AG (FN CH-150.3.002.877-0)	200,100
ALU – Holding Gesellschaft m.b.H. (FN 64877h)	6,000
Dr. Ernst Denk	200,100
ENERGEA Umwelttechnologie GmbH (FN 193823i)	1,200,000
TOTAL	**3,510,000**

5.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 5 by:

- any of the Other CCM Shareholders and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. Ratification of Issue of Shares (first advance under the ELC) – Cornell Capital Partners LP

6.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue of 742,316 fully paid ordinary shares in the capital of the Company on 28 May 2007 to Cornell Capital Partners LP being in consideration for an initial advance of AUD250,000 under the Equity Line of Credit Agreement the Company has previously entered into with Cornell Capital Partners LP, the completion of which advance was a condition precedent to the Series A Convertible Loan Agreement dated on or around 6 June 2007 and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

6.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 6 by:

- Cornell Capital Partners LP; or
- an associate of Cornell Capital Partners LP.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. Ratification of Issue of Shares (activation fee under the ELC) – Cornell Capital Partners LP

7.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue of 880,282 fully paid ordinary shares in the capital of the Company on 25 May 2007 to Cornell Capital Partners LP as consideration for an activation fee of AUD312,500 the Company must pay in order to activate the Equity Line of Credit Agreement it has previously entered into with Cornell Capital Partners LP, the activation of which was a condition precedent to the Series A Convertible Loan Agreement entered into by the Company and Cornell Capital Limited LP dated on or around 6 June 2007 and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

7.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 7 by:

- Cornell Capital Partners LP; or
- an associate of Cornell Capital Partners LP.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. Ratification of Issue of Shares (under the Series A Convertible Loan Agreement) – Cornell Capital Partners LP

8.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue to Cornell Capital Partners LP of that number of fully paid ordinary shares in the capital of the Company that may be required to be issued by the Company in order to satisfy its obligations under the Series A Convertible Loan Agreement dated on or around 6 June 2007:

(1) *on conversion of that convertible loan by Cornell Capital Partners LP; and/or*

(2) *in making the required repayments of that convertible loan to Cornell Capital Partners LP*

and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

8.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 8 by:

- Cornell Capital Partners LP; or
- an associate of Cornell Capital Partners LP.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

9. Approval of Issue of Options (under the Series A Convertible Loan Agreement) – Cornell Capital Partners LP

9.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to the grant of 5,000,000 unlisted options each over one fully paid ordinary share in the capital of the Company by no later than 3 months after the date of this meeting to Cornell Capital Partners LP as partial consideration for Cornell Capital Partners LP agreeing with the Company to enter into a Series A Convertible Loan Agreement dated on or around the 6 June 2007 and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

9.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 9 by:

- Cornell Capital Partners LP and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

10. Approval of Issue of Shares – Tim Lagdon

10.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to the issue of 200,000 fully paid ordinary shares in the capital of the Company by no later than 3 months after the date of this meeting to Tim Lagdon as consideration for services provided to the Company in securing the initial cash drawdown in relation to the Beatrice Biodiesel Project and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

10.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 10 by:

- Tim Lagdon and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

11. Approval of Issue of Shares – Lionel Louw (trading as Postmodern People Solutions)

11.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to the issue of 500,000 fully paid ordinary shares in the capital of the Company by no later than 3 months after the date of this meeting to Lionel Louw as consideration for strategic and organisational consultancy services provided to the board of the Company and otherwise on the terms and *conditions set out in the Explanatory Memorandum accompanying this Notice.*

11.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 11 by:

- Lionel Louw and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

12. Approval of Issue of Shares – Alberici Constructors Inc.

12.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, approval is given to issue fully paid ordinary shares in the Company no later than 3 months from the date of this meeting up to a value of USD1,250,000 to Alberici Constructors Inc. to satisfy the performance based payment the Company has agreed to pay Alberici Constructors Inc. and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

12.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 12 by:

- Alberici Constructors Inc and any other person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities, if the resolution is passed; or
- an associate of any of the persons described in the above bullet point.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

13. Ratification of Issue of Shares – Monte Cristo Development Company LLC

13.1 It is put to the shareholders to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, subsequent approval is given to the issue of 416,667 fully paid ordinary shares in the capital of the Company on 19 June 2007 to Monte Cristo Development Company LLC as part consideration for the acquisition of Beatrice Biodiesel LLC by U.S. Biodiesel Inc (which is a wholly owned subsidiary of the Company) and *otherwise on the terms and conditions set out in the Explanatory* Memorandum accompanying this Notice.

13.2 *Voting exclusion*: In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on item 13 by:

- Monte Cristo Development Company LLC; or
- an associate of Monte Cristo Development Company LLC.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Specified time for determining attendance and voting entitlements

The directors have determined in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* and ASTC Settlement Rule 5.6 that for the purpose of voting at the meeting, shares will be taken to be held by those who hold them at 7:00 pm 8 August 2007.

Voting by Proxy

For the purposes of section 249L of the Corporations Act and Rules 6.4(c)(iv) and 16.6 of the Company's constitution:

- a shareholder who is entitled to attend and vote at the meeting may appoint a proxy;
- a proxy need not be a member of the Company;
- if the shareholder is entitled to cast 2 or more votes, the shareholder may appoint 1 or 2 proxies and may specify the proportion or number of the shareholder's votes each proxy is appointed to exercise;
- if a proxy is not named, the proxy will be deemed to have appointed the chairperson of the General Meeting;

- fractional votes will be disregarded; and
- if a share is held jointly and more than one member submits a proxy in relation to that share, only the proxy of the member whose name appears first in the register will count.

An additional proxy form is available on request from the Company's Share Registry.

To be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed or a copy of that power or authority certified as a true copy must be lodged at the registered office of the Company or the office of the Company's Share Registry:

Agri Energy Limited
PO Box 6268
Chapel Street North
South Yarra, Victoria, Australia 3141
Facsimile: (03) 8689 3001

by 10.00 am 8 August 2007. The proxy form and other documents can also be sent via facsimile to the Company's Share Registry on (03) 8689 3001 but they must also be received by 10 am 8 August 2007.

A proxy given by a shareholder which is a company must be signed:

(1) under seal of the Corporation;

(2) by 2 directors of the Corporation (or where the Corporation has only 1 director, signed by that director); or

(3) a director and secretary of the company.

A body corporate may appoint an individual as its representative to exercise all or any of the powers the body corporate may exercise at a meeting of the Company's shareholders. The appointment may be a standing one. Unless otherwise specified in the appointment, the representative may exercise, on behalf of the body corporate, all of the powers that the body could exercise at a meeting or in voting on a resolution.

Dated 10 June 2007

By order of the Board



Peter Anderton
Chairperson & CEO

Notice of General Meeting

Explanatory Memorandum

(This Explanatory Memorandum forms part of the Notice of Meeting)

This Explanatory Memorandum provides information for members in respect of the resolutions to be considered at the General Meeting of Agri Energy Limited (**Company**) to be held at 10.00am, 10 August 2007 at Level 9, 644 Chapel Street, South Yarra, Victoria.

Special Business

1. Ratification of Issue of Shares – Central EU Biofuels Pty Ltd

1.1 Pursuant to the SPA, the Company acquired all the issued capital in CEB and had assigned to it the benefit of the debts owed by CEB. The Company acquired CEB to continue the expansion of the Company's business activities in the global agricultural energy market. In the long term Europe is seen as a strong and growing biodiesel market with access to competitive feedstock from eastern Europe. CEB is a strategic opportunity to be capitalised on through the knowledge and experience held in the Beatrice Biodiesel Plant in the USA.

1.2 Under the terms of the SPA, the consideration for acquiring CEB is a mixture of cash and ordinary shares in the Company. The maximum number of fully paid ordinary shares in the Company that can be issued to the CEB Shareholders under the SPA is 18,000,000.

1.3 The number of ordinary shares in the Company issued, or to be issued, to the CEB Shareholders (with the exception of shares issued in relation to the assignment of debts owed by CEB) is based on the proportion of the CEB Shareholders' respective shareholdings in CEB.

1.4 The initial share component of the consideration consisted of 2,500,000 fully paid ordinary shares, being:

(1) 1,320,000 fully paid ordinary shares in the Company issued to the CEB Shareholders on Completion (as defined under the SPA); and

(2) 1,180,000 fully paid ordinary shares in the Company issued to certain CEB Shareholders (being those who have numbers appearing adjacent to their names in column 3 of the table that is set out in paragraph 1.9 below) in exchange for those CEB Shareholders assigning to the Company on Completion a total of AUD468,119.38 in loans owed to them by CEB.

These shares were issued on 14 March 2007.

1.5 The remaining 15,500,000 fully paid ordinary shares in the Company are to be issued at the times the five milestones events are achieved (if at all) and in the numbers detailed in the table set out in paragraph 2.5(1) below:

(1) The First Milestone Event requires the Company to issue 2,500,000 fully paid ordinary shares in the Company to the CEB Shareholders within 5 Business Days of the last of the following occurring:

(a) the execution of the Cost Overrun Facility – which means a facility between the Company and Carbon Cycle Management AG (**CCM**)

pursuant to which the Company will provide CCM with debt and equity funding facilities in the agreed form; and

(b) Ennsdorf Financial Close – which means financial close of the Ennsdorf Project which will occur when all conditions precedent in respect of the construction and start-up of the project, and the financing of the Ennsdorf Project, have been satisfied, other than the provision of equity by CEB or the Company.

The Company estimates that the First Milestone Event will likely be satisfied no later than 31 March 2008;

(2) The Second Milestone Event requires the Company to issue up to a maximum of 2,000,000 fully paid ordinary shares in the Company to the CEB Shareholders within 5 Business Days after Ennsdorf Financial Close. The exact number of shares to be issued under the Second Milestone Event is to be determined in accordance with the following formula:

$$X = \frac{[A + (B - 20)]}{80} \times 2{,}000{,}000$$

where:

X = *the number of AAE Shares to be issued*

A = *the percentage of the total number of ordinary shares on issue by CCM at Ennsdorf Financial Close which are subject to a Call Option, expressed as a whole number*

B = *the percentage of the total number of ordinary shares in CCM at Ennsdorf Financial Close directly held by the Company, CEB or a nominee of either of them, expressed as a whole number;*

*For the purposes of the above formula, Call Option means the call option agreement entered into by the Company (or its nominee) and all shareholders of CCM, other than CEB (**Other CCM Shareholders**) pursuant to which the Other CCM Shareholders grant an option to the Company (or its nominee) to acquire the Other CCM Shareholders' shares in CCM on terms agreed by the Company and the Other CCM Shareholders.*

The purpose of the Call Option is to provide the Company with the ability to increase its shareholding in CCM not already owned by CEB. If this occurs, CCM would likely become a subsidiary of the Company. The Company's reasons for wanting to acquire CCM are set out at paragraph 3.3 below. The Call Option will become redundant if the Company reaches an alternative agreement with the Other CCM Shareholders to acquire the balance of the issued capital of CCM (which alternative agreement is contemplated and explained in paragraph 3 below).

If the Company does acquire the balance of the issued capital in CCM other than via the Call Option, the formula that applies in respect of the Second Milestone Event operates so that the Company will still be required to issue 2,000,000 fully paid ordinary shares to the CEB Shareholders.

The Company estimates that the Second Milestone Event will be satisfied by no later than 31 March 2008;

(3) The Third Milestone Event requires the Company to issue 1,000,000 fully paid ordinary shares in the Company to the CEB Shareholders within 5 Business Days after the Ennsdorf Project produces 7,123 tonnes of biodiesel in a single month in a manner that complies with all relevant European Union standards and specifications. This represents completion of a production performance test at expected nameplate capacity.

The Company estimates that the Third Milestone Event will be satisfied by no later than 30 June 2009;

(4) The Fourth Milestone Event requires the Company to issue 5,000,000 fully paid ordinary shares in the Company to the CEB Shareholders within 5 Business Days after Crushing Financial Close , provided that the Crushing Project specifications are not inconsistent to those presented to the Company.

The Company estimates that the Fourth Milestone Event will be satisfied by no later than 31 December 2008;

(5) The Fifth Milestone Event requires the Company to issue up to a maximum of 5,000,000 fully paid ordinary shares in the Company to the CEB Shareholders within 5 Business Days after the 3rd anniversary of Ennsdorf Financial Close (**3rd Anniversary**).

The exact number of shares to be issued under the Fifth Milestone Event is to be determined in accordance with the following formula:

X = Y/80 x 5,000,000

where:

X = the number of Company shares to be issued; and

Y = the percentage of the total number of ordinary shares in CCM at the 3rd Anniversary directly held by the Company, CEB or a nominee of either of them, less 20%, and expressed as a whole number."

The Company estimates that the Fifth Milestone Event will be satisfied by no later than 31 March 2011;

1.6 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

1.7 ASX Listing Rule 7.4 provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

1.8 As the Company has issued 2,500,000 fully paid ordinary shares to the CEB Shareholders under the SPA without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is now sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

1.9 ASX Listing Rule 7.5 requires that the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares issued by the Company as part consideration for the purchase of CEB is 2,500,000 as detailed in the table in paragraph 1.1 of the Notice;

(2) the shares were issued at a deemed price of AUD0.305 per share;

(3) the shares were allotted as part consideration for the purchase by the Company of CEB and in consideration for the assignment to the Company of $468,119.38 in loans owed by CEB;

(4) the shares issued rank equally in all respects with the Company's existing shares on issue; and

(5) no funds were raised by the issue.

1.10 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

2. Approval of Issue of Shares – Central EU Biofuels Pty Ltd

2.1 The details and merits of this transaction are discussed in paragraphs 1.1 to 1.5 above. Under the terms of the SPA the Company is required to issue shares based on the attainment of any of the five agreed milestones.

2.2 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

2.3 The Company's obligation to issue shares under the 5 milestones as set out in the SPA is conditional on the Company obtaining shareholder approval to do so. Under ASX Listing Rule 7.1.5, an agreement to issue shares that is conditional on shareholder approval is not an "agreement to issue shares" for the purposes of ASX Listing Rule 7.1.

2.4 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting. ASX has granted the Company a waiver from the requirement to comply with this rule in relation to this proposed issue of shares.

2.5 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

2.6 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the maximum number of fully paid ordinary shares that may be issued by the Company for the attainment of any of the five milestones is as detailed in paragraph 2.1 of the Notice;

(2) the shares will be issued at the deemed price determined in the manner set out in the table below:

	Date of issue and allotment	Deemed issue price of shares
Milestone 1	The occurrence of Ennsdorf Financial Close, which is expected to occur no later than 31 March 2008	The average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 1 being achieved
Milestone 2	Within 5 business days after Ennsdorf Financial Close, which is expected to occur no later than 31 March 2008	The average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 2 being achieved
Milestone 3	Within 5 business days after Ennsdorf Project produces 7,123 tonnes of biodiesel in a single month in a manner that complies with all relevant European Union standards and specifications, which is expected to occur no later than 30 June 2009	The average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 3 being achieved
Milestone 4	Within 5 business days after Crushing Financial Close, provided that the Crushing Project specifications are not inconsistent to those presented to the Company, which is expected to occur no later than 31 December 2008	The average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 4 being achieved
Milestone 5	Within 5 business days after the 3rd anniversary of Ennsdorf Financial Close, which is expected to occur no later than 31 March 2011	The average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 5 being achieved

3. Ratification of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 1

3.1 The Company has entered into a heads of agreement with CCM, the directors of CCM, and the Other CCM Shareholders, which sets out the commercial terms on which the Company may agree to acquire the shares in CCM owned by the Other CCM Shareholders (**Heads of Agreement**). At the date of this Explanatory Memorandum, the parties are well progressed in finalising a formal agreement to be executed by them on terms consistent with the Heads of Agreement, although a legally binding agreement has not been and may not be reached. If the acquisition proceeds to completion, the Company together with its wholly owned subsidiary CEB, will own all of the issued capital in CCM, and therefore CCM will be a wholly owned subsidiary of the Company.

3.2 The proposed means of acquiring the shares in CCM, held by the Other CCM Shareholders, is detailed in paragraph 3.5 below and is separate from the method contemplated and detailed in paragraph 1.5(2) – which contemplated acquiring the shares in CCM held by the Other CCM Shareholders through the exercise of the Call Option. If the shares in CCM held by the Other CCM Shareholders are acquired as contemplated in the Heads of Agreement, the Call Option will become redundant. However as noted above at in paragraph 1.5(2) the formula that applies in respect of the Second Milestone Event under the SPA will still operate so that the Company will be required to issue 2,000,000 fully paid ordinary shares to the CEB Shareholders.

3.3 The reason the Company wants to acquire CCM is to achieve a wholly owned biodiesel project which was contemplated through the acquisition of CEB. This opportunity

provides for the continued expansion of the Company's business activities in the global agricultural energy market. The consideration that will be paid or payable for the shares in CCM held by the Other CCM Shareholders is fully paid ordinary shares in the Company.

3.4 The Heads of Agreement entered into by the parties is not binding and is subject to the Company:

(1) finalising its due diligence on CCM; and

(2) entering into a formal share purchase agreement to acquire all the shares in CCM held by the Other CCM Shareholders (**CCMSPA**).

3.5 The share consideration consists of:

(1) the issue of 3,510,000 fully paid ordinary shares in the capital of the Company on closing of the CCMSPA (which the Company anticipates will be within 3 months from the date of this meeting) (**CCM Milestone 1**); and

(2) the issue of 3,510,000 fully paid ordinary shares in the capital of the Company, subject to shareholder approval, and on the achievement of the requirements of CCM Milestone 2 under the Heads of Agreement, as discussed at paragraph 5.2 below (**CCM Milestone 2**).

3.6 As the Heads of Agreement is not binding, it is possible that in negotiating a final form of the CCMSPA that the parties sign, the terms of the CCMSPA may vary from those in the Heads of Agreement. The Company recognises that if it agrees that the terms of the CCMSPA are to differ from those set out in the Heads of Agreement this may mean that the approval of shareholders sought under resolutions 3 to 5 may be partially or entirely ineffective. If it does eventuate that there is a variation between the Heads of Agreement and the CCMSPA and the approval of shareholders to resolutions 3 to 5 is therefore partially or entirely ineffective, the Company recognises that it will either have to seek the approval of shareholders again to the issue of shares under the CCMSPA or count shares issued by the Company under the CCMSPA for the purpose of determining its capacity to issue shares in accordance with LR 7.1. For example, if the Company agreed to issue more than 3,510,000 shares under either or both of CCM Milestone 1 and CCM Milestone 2, the excess shares will be issued without shareholder approval and therefore will have to be counted by the Company for the purpose of determining its capacity to issue shares in accordance with LR 7.1.

3.7 If the parties enter into the CCMSPA prior to the date of this meeting, then a ratification of the members to the issue of shares under CCM Milestone 1 will be sought under resolution 3. This means resolution 4 will be withdrawn and not be put to the meeting.

3.8 If the parties do not enter into a CCMSPA prior to the date of this meeting, then an approval of the members to the issue of shares under CCM Milestone 1 will be sought under resolution 4. This means resolution 3 will be withdrawn and not be put to the meeting.

3.9 As noted above, the Company may never enter into the CCMSPA. If this eventuates, none of resolutions 3 to 5 that are passed will be effective for the purposes of the Company determining its capacity to issue Shares in accordance with LR 7.1.

3.10 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those

securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

3.11 ASX Listing Rule 7.4 provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

3.12 If the Company at the date of this meeting has entered into the CCMSPA without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

3.13 ASX Listing Rule 7.5 requires that the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares issued or to be issued by the Company as part consideration for the purchase of CCM is detailed in the table in paragraph 3.2 of the Notice;

(2) the shares were or are to be issued at a deemed price of AUD0.35 per share;

(3) the shares were or are to be allotted as part consideration for the purchase of the shares in CCM held by the Other CCM Shareholders;

(4) the shares will be issued and allotted by no later than three months after the date of this general meeting;

(5) the shares issued rank or will rank equally in all respects with the Company's existing shares on issue; and

(6) no funds were raised by the issue.

3.14 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

4. Approval of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 1

4.1 The details and merits of this transaction are discussed in paragraphs 3.1 to 3.4 above.

4.2 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

4.3 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting.

4.4 If the Company at the date of this meeting has not entered into the CCMSPA, approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to

retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

4.5 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of fully paid ordinary shares to be issued by the Company is 3,510,000 on the achievement of the requirements of CCM Milestone 1, (as discussed at paragraph 3.5(1) above) and detailed in paragraph 4.2 of the Notice;

(2) the shares will be issued at a deemed price of AUD0.35 per share;

(3) the shares will be allotted as part consideration for the purchase of the shares in CCM held by the Other CCM Shareholders;

(4) the shares issued will rank equally in all respects with the Company's existing shares on issue;

(5) no funds will be raised by the issue;

(6) the shares will be issued and allotted by no later than 3 months after the date of this meeting; and

(7) the issue of securities is not part of a public offer.

4.6 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

5. Approval of Issue of Shares – Carbon Cycle Management AG – CCM Milestone 2

5.1 The details and merits of this transaction are discussed in paragraphs 3.1 to 3.4 above.

5.2 CCM Milestone 2 requires CCM to achieve the following conditions as detailed in the Heads of Agreement, and is subject to shareholder approval:

(1) Financial Close of full financing of the construction of the planned Biodiesel Plant Ennsdorf and no limitation to the drawdown of the First Drawdown of the Senior Debt from Raiffeisen, or other acceptable bank, other than the contribution of the required equity;

(2) Conclusion by CCM or CCM GmbH of suitable feedstock supply agreement(s) with (at least one of the) sellers of Shares under the CCMSPA that accounts for a minimum quantity to be agreed in the CCMSPA per annum for a minimum of 3 years at terms satisfactory to the Company;

(3) Conclusion by CCM or CCM GmbH of suitable offtake purchase agreement(s) with (at least one of the) sellers of Shares under the CCMSPA that accounts for a minimum of 35,000 tonnes of oil per annum for a minimum of 3 years on terms satisfactory to the Company; and

(4) Performance by Energea under its licence agreement and ongoing process technology support and development.

CCM Milestone 2 must be satisfied by no later than 30 June 2009.

5.3 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

5.4 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting. ASX has granted the Company a waiver from the requirement to comply with this rule in relation to this proposed issue of shares.

5.5 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

5.6 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of fully paid ordinary shares issued by the Company will be 3,510,000 on the achievement of the requirements of CCM Milestone 2 , as discussed at paragraph 5.2 above and detailed in paragraph 5.1of the Notice;

(2) the shares will be issued at a deemed price of the average daily volume weighted average price of the shares in the Company during the 5 trading days immediately prior to Milestone 2 being achieved per share;

(3) the shares will be allotted as part consideration for the purchase of the shares in CCM held by the Other CCM Shareholders;

(4) the shares issued will rank equally in all respects with the Company's existing shares on issue;

(5) no funds will be raised by the issue;

(6) the shares will be issued and allotted by no later than 30 June 2009; and

(7) the issue of securities is not part of a public offer.

5.7 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

6. Ratification of Issue of Shares (first advance under the ELC) – Cornell Capital Partners

6.1 On 23 November 2006 the Company entered into an equity line of credit facility (**ELC**) with Cornell under which Cornell is committed to purchase up to AUD25,000,000 of shares of the Company over a period of 30 months.

6.2 The ELC may be drawn down at the discretion of the Company through a series of placements (known as "advances") subject to ASX Listing Rule and Corporations Act approval requirements. The ELC is not subject to any minimum utilisation. The pricing mechanism under the ELC provides for the issue of ordinary shares in the Company at a 3% discount to the lowest volume weighted average price of those shares traded on each

of the 5 days of a pricing period. The Company may specify a floor price below which its shares will not be issued. If its shares trade below the floor price on a trading day, that trading day will be excluded for the purposes of the pricing mechanism calculation.

6.3 The Company has also entered into a Series A Convertible Loan Agreement (**SACLA**) with Cornell, the details and merits of which are more fully described in paragraphs 8.1 to 8.5 below. It is a condition precedent to the SACLA that the Company complete an initial advance under the ELC in the amount of AUD250,000. The Company completed this advance on 28 May 2007 by way of an issue of shares to Cornell. The shares issued to Cornell had a deemed price of AUD0.336784 meaning 742,316 shares were issued to Cornell.

6.4 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

6.5 ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

6.6 As the Company issued shares to Cornell under the ELC without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is now sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

6.7 ASX Listing Rule 7.5 requires that the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares issued by the Company to Cornell was 742,316 at an issue price of AUD0.336784 per share as consideration for the first advance of AUD250,000;

(2) the shares were allotted as consideration for the first advance under the ELC;

(3) the shares issued rank equally in all respects with the Company's existing shares on issue; and

(4) AUD250,000 was raised by the issue.

6.8 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

7. Ratification of Issue of Shares (activation fee under the ELC) – Cornell Capital Partners

7.1 The details and merits of the ELC are discussed at paragraphs 6.1 and 6.2 above.

7.2 Under the ELC an activation fee of AUD312,500 is payable prior to the first drawdown under the ELC. The Company, at its election, has the right to issue shares in satisfaction of the activation fee. As the Company was required to make the drawdown described in paragraph 6.3 above, the Company must pay the activation fee at the same time or

earlier. The Company elected to pay the activation fee by the issue of shares to Cornell. The deemed price of these shares was $0.355, meaning the Company issued to Cornell 880,282 shares on 25 May 2007.

7.3 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

7.4 ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

7.5 As the Company issued shares to Cornell under the ELC without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is now sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

7.6 ASX Listing Rule 7.5 requires that the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares issued by the Company to Cornell was 880,282 at an issue price of AUD0.355 per share as consideration for an activation fee of AUD312,500;

(2) the shares were allotted as consideration for the activation fee under the ELC meaning the Company is able to draw down advances under the ELC;

(3) the shares issued rank equally in all respects with the Company's existing shares on issue; and

(4) no funds were raised by the issue.

7.7 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

8. Ratification of Issue of Shares (under the Series A Convertible Loan Agreement) - Cornell Capital Partners LP

8.1 The Company has entered into the SACLA with Cornell. Under the SACLA, Cornell has agreed to loan to the Company USD5,000,000 by way of a convertible note facility (**Loan**).

8.2 The Company has taken out the Loan as it provides development and working capital for the short term to the Company prior to commissioning the Beatrice Biodiesel Project (which is expected to be cash flow positive in the second half of 2007).

8.3 The full amount of the Loan (less the amount of certain fees associated with the Loan payable by the Company) was advanced to the Company on 12 June 2007. The principal amount of the Loan is repayable by 16 regular instalments of USD312,500, the first of which is due 60 days after the Loan is advanced and the remainder of which are due every 25 trading days after the previous instalment was due to be repaid by the

Company. The Company is also able to repay in advance at any time any or all amounts currently payable under the Loan. Interest on the Loan is payable at 9% per annum accruing daily. Interest in respect of the first 90 days of the Loan is payable in advance on the day the Loan is advanced, and after the first 90 days of the Loan on the last day of each subsequent month.

8.4 The Company may at its option elect to repay the Loan by making cash repayments or by issuing shares to Cornell by drawing down advances under the ELC (the ELC is described at paragraphs 6.1 and 6.2 above). If it elects to draw down advances under the ELC there will be no floor price in respect of those advances and the relevant pricing period will be 10 consecutive trading days in length. The applicable exchange rate will be the highest it was during the relevant pricing period

8.5 The Loan is convertible by Cornell into shares in the Company at any time and in respect of any or all of the outstanding moneys due for repayment by the Company under the Loan. The amount of the Loan which is to be converted will be transferred into Australian dollars at the exchange rate on the immediately preceding trading day to the date notice of conversion is given, and the share price at which that conversion amount (in AUD) is then convertible is the lower of:

(1) 130% of the average daily volume weighted average price of shares in the Company during the 5 trading days immediately prior to the date the Loan was first advanced, which price is AUD0.4655; and

(2) 105% of the lowest price per share at which the Company issues shares to any third person for the purposes of raising capital while there are moneys payable under the Loan, provided that issues by the Company in a number of particular circumstances will not be considered for this purpose.

If any or all of the Loan is converted, the Company may at its option do one of two things. It may issue the number of shares the aggregate value of which, determined in accordance with the above, equals the amount of the Loan being converted. Alternatively, it may pay to Cornell an amount in US dollars equal to the sum of the amount of the Loan being converted plus the aggregate amount by which the shares that would otherwise have been issued on conversion are "in the money".

8.6 In order to give members an understanding of how many shares might be issued under the SACLA, the Company sets out the following examples:

(1) If the full amount of the Loan were converted by Cornell at the price determined in accordance with paragraph 8.5(1) (namely AUD0.4655) and at the USD : AUD exchange rate on that date (namely USD0.842) and apart from the principal amount of the Loan (USD5,000,000) no interest or other moneys were due and payable by the Company to Cornell under the SACLA, the maximum number of shares that the Company would be required to issue is 12,756,670.It should be noted that for this to eventuate it would be necessary for Cornell to elect to convert every single repayment due under the Loan before interest or any other amounts became due and payable under the SACLA and for no issues of the kind described in paragraph 8.5(2) to have been made in the meantime.

(2) The lowest price at which shares in the Company have traded in the last 12 months is AUD0.285, which occurred for 2 short downward spikes. The average USD : AUD exchange rate for the past quarter is USD0.821. If the Company elected not to make any of the repayments due under the Loan in cash, but instead elected to repay the entire amount of the Loan by drawing down advances under the ELC and the share price of the Company at the time it elected to do so

was in each case AUD0.285 and the USD : AUD exchange rate during each of the relevant pricing periods was assumed to be USD0.81, the number of shares that the Company would be required to issue as a result is calculated to be 22,328,955 – the Company at the date of this Explanatory Memorandum has not decided whether or not it will make any cash repayments.

(3) The Company has not decided how it will make the repayments under the SACLA. If any repayments are made by cash but otherwise the facts set out in this scenario were applicable, the number of shares to be issued as a result of utilising the ELC to make the other repayments will be less than the above example.

8.7 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

8.8 ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

8.9 As the Company agreed to issue shares to Cornell under the SACLA without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is now sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

8.10 The Company notes that if the agreement to issue shares under the SACLA had been subject to shareholder approval, this would have meant approval to the issue would be being sought under LR 7.1. In those circumstances, LR 7.3.2 would have applied (which requires that for members to approve the issue of shares that issue must take place no later than 3 months after the meeting). The Company notes that LR 7.5, it would seem anomalously, has no equivalent requirement to LR 7.3.2. This means that technically the Company is not obliged to seek a waiver from ASX even though shares under the SACLA may be issued more than 3 months after the date of this meeting. The Company raised this with ASX, and at the Company's suggestion, has obtained the consent of ASX to the Company seeking ratification of the agreement to issue shares under LR 7.4 on the condition that this Explanatory Memorandum specify the latest date it expects shares may be issued under the SACLA (see paragraph 8.11(3) below), and subject to the other conditions that ASX would have imposed if the approval of shareholders was being sought under LR 7.1 and a waiver from LR 7.3.2 was sought as a result.

8.11 .ASX Listing Rule 7.5 requires that the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares that may be issued by the Company under the SACLA will be determined in the manner described at paragraphs 8.4 to 8.5;

(2) the shares will be allotted as consideration for the repayment of some or all of the Loan and/ or conversion of some or all of the Loan;

(3) the shares may be issued and allotted no later than 15 February 2009;

(4) the shares to be issued will rank equally in all respects with the Company's existing shares on issue; and

(5) up to USD5,000,000 was raised by the issue.

8.12 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

9. Approval of Issue of Options (under the Series A Convertible Loan Agreement) - Cornell Capital Partners LP

9.1 The details and merits of the SACLA are discussed in paragraphs 8.1 to 8.5 above. In addition to those details, as partial consideration for Cornell agreeing to enter into the SACLA, the Company has agreed to grant to Cornell 5,000,000 options, each of which is convertible into one fully paid share in the capital of the Company, has an exercise price of AUD0.45 and has an exercise period of 3 years from the date the Company draws down the Loan under the SACAL (**Options**). The Company has agreed to grant the Options subject to the approval of the shareholders of the Company to their grant being obtained.

9.2 Any or all of the Options may be exercised by Cornell at any time during the exercise period. If Cornell exercises any Options, the Company may at its election issue the shares the subject of the Options or alternatively elect to pay to Cornell an amount equal to the aggregate amount by which the Options exercised by Cornell are "in the money". The Company may at any time during the exercise period, and provided that the volume weighted average price of shares during the immediately preceding 20 trading days was AUD0.70 or greater, require Cornell to exercise any or all of the Options. Otherwise the terms of the Options are consistent with the requirements of the ASX Listing Rules as they apply to options.

9.3 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

9.4 The Company's obligation to issue options is conditional on the Company obtaining shareholder approval to do so. Under ASX Listing Rule 7.1.5, an agreement to issue shares that is conditional on shareholder approval is not an "agreement to issues shares" for the purposes of ASX Listing Rule 7.1.

9.5 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

9.6 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of Options to be granted is 5,000,000;

(2) the Options will be granted and allotted promptly after the date of this meeting, and in any event no later than 3 months after the date of this meeting;

(3) the Options will be granted in partial consideration for Cornell agreeing to enter into the SACAL;

(4) the Options will be granted to Cornell;

(5) the terms of the Options are as described in paragraphs 9.1 and 9.2 above and the shares issued upon exercise of the Options will rank equally in all respects with the Company's existing shares on issue;

(6) no funds will be raised by the grant of the Options, however the exercise price of each Option is AUD0.45; and

(7) it is intended that the Options will be granted on one date.

9.7 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

10. Approval of Issue of Shares to Tim Lagdon

10.1 On 31 July 2006, the Company entered into a services agreement with Tim Lagdon (**Services Agreement**), which requires him to, among other things, manage the debt process of the Beatrice Biodiesel Project in Nebraska, USA.

10.2 Prior to entering into the Services Agreement, Mr Lagdon worked at NM Rothschild & Sons in Sydney and Perth for over 10 years advising sponsors on raising finance and directly funding projects in the resources and utility sector, as well as completing structured finance and property development transactions. Mr Lagdon has also worked with a major trading bank as part of its Sydney based project finance team. With a solid background in corporate and project finance as well as investment banking, Mr Lagdon has assisted the Company to raise the debt and equity necessary to finance the construction and development of its current and planned projects.

10.3 Part of the remuneration negotiated with Mr Lagdon included for the Company to issue, subject to shareholder approval, 200,000 fully paid ordinary shares in the capital of the Company as a success fee payable on the initial cash drawdown for the Beatrice Biodiesel Project. The board of the Company believed that it was appropriate for Mr Lagdon's Service Agreement to be incentive based and for his remuneration to be linked to attaining funding for a project that has the potential to deliver benefits accruing to all shareholders.

10.4 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

10.5 As noted at paragraph 10.3, the Company's obligation to issue shares to Tim Lagdon under the Service Agreement is conditional on the Company obtaining shareholder approval to do so. Under ASX Listing Rule 7.1.5, an agreement to issue shares that is conditional on shareholder approval is not an "agreement to issues shares" for the purposes of ASX Listing Rule 7.1.

10.6 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting.

10.7 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

10.8 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of fully paid ordinary shares to be issued by the Company is 200,000 to Tim Lagdon;

(2) the shares will be issued at a deemed price of AUS0.35 per share;

(3) the shares will be allotted as consideration for services provided by Tim Lagdon under the Services Agreement and specifically for a success fee payable by the Company on the initial cash drawdown for the Beatrice Biodiesel Project in Nebraska, USA;

(4) the shares issued will rank equally in all respects with the Company's existing shares on issue;

(5) the shares will be issued and allotted no later than 3 months after the date of this meeting; and

(6) no funds will be raised by the issue.

10.9 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

11. Approval of issue of Shares to Lionel Louw (trading as Postmodern People Solutions)

11.1 On 1 August 2006, the Company entered into a services agreement with Lionel Louw trading under the Western Australian registered business name of Postmodern People Solutions (WA0169469R) (**Louw Services Agreement**). The Louw Services Agreement broadly requires Lionel Louw to provide the Company with the following services:

(1) assist the board and management in developing an organisational design for the Company;

(2) develop a policies and procedures framework that supports the organization and ensures the sustainability of the Company's cultures and values;

(3) work with the board and the management of the Company to assist in making the transition from an entrepreneurial company to an operational company; and

(4) any other service reasonably directed by the Chairperson or the Chief Executive Officer of the Company.

11.2 Part of the payment negotiated with Mr Louw as consideration for the services provided by him to the Company under the Louw Services Agreement was for the Company to issue him, subject to shareholder approval, 500,000 fully paid ordinary shares in the capital of the Company.

11.3 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other

securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

11.4 As noted in paragraph 11.2, the Company's obligation to issue shares to Mr Louw under the Louw Service Agreement is conditional on the Company obtaining shareholder approval to do so. Under ASX Listing Rule 7.1.5, an agreement to issue shares that is conditional on shareholder approval is not an "agreement to issues shares" for the purposes of ASX Listing Rule 7.1.

11.5 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting.

11.6 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

11.7 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of fully paid ordinary shares to be issued by the Company is 500,000 to Lionel Louw;

(2) the shares will be issued at a deemed price of AUD0.35 per share;

(3) the shares will be allotted as consideration for services provided by Lionel Louw under the Louw Services Agreement;

(4) the shares issued will rank equally in all respects with the Company's existing shares on issue;

(5) the shares will be issued and allotted no later than 3 months after the date of this meeting; and

(6) no funds will be raised by the issue.

11.8 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

12. Approval of Issue of Shares to Alberici Constructors Inc.

12.1 On 6 September 2006 Alberici Constructors Inc was appointed as construction manager to the Beatrice Biodiesel Project under an agreement for the construction of the Beatrice Biodiesel Plant (**Alberici Agreement**). Alberici Constructors Inc is part of the significant US based Alberici Group with experience in complex construction plants.

12.2 The shares to be issued to Alberici Constructors Inc are in satisfaction for a performance based fee the Company agreed to pay under the Alberici Agreement for the construction of Beatrice Biodiesel Plant. The performance fee relates to agreed project cost, schedule, safety and quality targets Alberici Constructors Inc were required to achieve and detailed in the table below:

Performance	Incentives	Maximum Incentive (USD)
Cost	30%	400,000
Schedule	30%	400,000
Quality	25%	250,000
Safety	15%	200,000
Total	100%	1,250,000

12.3 It has been agreed with Alberici Constructors Inc that the performance based payment of USD1,250,000 will not be paid in cash, but instead by the issue of fully paid ordinary shares in the capital of the Company, subject to shareholder approval. The number of shares to be issued will be determined by converting the performance based payment from US dollars into Australian dollars at the then prevailing US exchange rate at 11am Sydney time on the date of issue published by the Reserve Bank of Australia and dividing that amount by a deemed issue price of AUD0.36 per share.

12.4 For example, if at the time the exchange rate for the US dollar against the Australian dollar is USD0.82, the exchange rate values the performance payment at AUD1,524,390. This means 4,355,401 shares would need to be issued for the Company to satisfy its obligation. The exchange rate at the time of preparation of this Explanatory Memorandum is USD0.8430 cents, meaning 4,241,602 shares would have to be issued for the Company to satisfy this obligation.

12.5 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

12.6 The Company's obligation to issue shares to Alberici Constructors Inc. is conditional on the Company obtaining shareholder approval to do so. Under ASX Listing Rule 7.1.5, an agreement to issue shares that is conditional on shareholder approval is not an "agreement to issues shares" for the purposes of ASX Listing Rule 7.1.

12.7 ASX Listing Rule 7.3.2 provides that for members to approve an issue of shares at a general meeting, the date by which the Company will issue the shares must be no later than 3 months after the general meeting.

12.8 Approval by the members of the Company is sought pursuant to ASX Listing Rule 7.1 in order to retain the Company's capacity if required, to issue up to 15% of its issued capital, in the next 12 months without shareholder approval.

12.9 ASX Listing Rule 7.3 requires that the following information be provided to members when seeking approval for an issue of shares:

(1) the total number of fully paid ordinary shares to be issued by the Company to Alberici Constructors Inc. is to be determined in accordance with the methodology set out at paragraph 12.3;

(2) the shares will be allotted as consideration for the performance based payment the Company agreed to pay under the Alberici Agreement;

(3) the shares will be issued at a deemed price of AUD0.35 per share;

(4) the shares issued will rank equally in all respects with the Company's existing shares on issue;

(5) the shares will be issued and allotted by no later than 3 months after the date of this meeting; and

(6) no funds were raised by the issue.

12.10 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

13. Ratification of Issue of Shares to Monte Cristo Development Company LLC

13.1 On 28 February 2006, a subsidiary of the Company, US Biofuels Inc. (**Subsidiary**) entered into a Unit Purchase Agreement (**UPA**) with Beatrice Biodiesel LLC (**BBLLC**) and David Blythe.

13.2 The reason the Subsidiary acquired BBLLC was to:

(1) acquire the rights BBLLC had secured to certain biodiesel technology which will produce biodiesel;

(2) utilise the permits and approvals to develop, construct and operate a plant in Beatrice, Nebraska; and

(3) benefit from the various agreements BBLLC entered into for the supply of feedstock and for the marketing of biodiesel.

13.3 The Subsidiary acquired BBLLC, with consideration paid or payable in both cash and ordinary shares in the Company. The cash component of the consideration consists of up to AUD600,000. The ordinary share component of the consideration consists of a maximum of 5,000,000 fully paid ordinary shares in the Company (the issue of which has previously been approved by shareholders). The price is payable in four instalments. It was agreed with David Blythe that the 3rd instalment of the cash payment (AUD150,000) would be paid by way of an issue of shares instead of cash. David Blythe nominated Monte Cristo Development Company LLC to receive the shares. It was agreed with David Blythe that the shares be issued to Monte Cristo Development Company LLC at a deemed issue price of AUD0.36 and therefore it was agreed to issue to Monte Cristo Development Company LLC 416,667 shares.

13.4 ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

13.5 ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

13.6 As the Company agreed to issue shares to David Blythe or his nominee (Monte Cristo Development Company LLC) under the UPA without prior approval under ASX Listing Rule 7.1, ratification by the members of the Company is now sought pursuant to ASX Listing Rule 7.4 in order to retain the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without member approval.

13.7 ASX Listing Rule 7.5 requires the following information be provided to members when seeking subsequent approval of an issue of shares:

(1) the total number of fully paid ordinary shares issued by the Company is 416,667 to Monte Cristo Development Company LLC (as the nominee of David Blythe);

(2) the shares were issued as part consideration for the acquisition of BBLLC;

(3) the shares were issued at a deemed price of AUD0.36 per share;

(4) the shares issued rank equally in all respects with the Company's existing shares on issue;

(5) the shares were issued and allotted on 18 June 2007; and

(6) no funds were raised by the issue.

13.8 *Recommendation*: The directors recommend that shareholders vote in favour of this resolution.

14. Glossary of capitalised terms

Any capitalised term used in this Explanatory Memorandum has the following meaning unless the context requires otherwise:

(1) **3rd Anniversary** has the meaning given to it in paragraph 1.5(5);

(2) **Alberici Agreement** has the meaning given to it in paragraph 12.1

(3) **ASTC Settlement Rules** means the Settlement Rules of the securities clearing house operated by that ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532 or the Australian Clearing House Pty Ltd ABN 29 003 435 014 as amended from time to time;

(4) **ASX** means the Australian Securities Exchange ACN 008 624 691;

(5) **BBLLC** means Beatrice Biodiesel LLC;

(6) **Beatrice Biodiesel Plant** means the plant to be constructed in accordance with the terms of the Beatrice Biodiesel Project term sheet;

(7) **Beatrice Biodiesel Project** means the project that involves financing and constructing the Beatrice Biodiesel Plant in Beatrice, Nebraska, USA;

(8) **Call Option** has the meaning given to it in paragraph 1.5(2)

(9) **CCM** means Carbon Cycle Management AG, a company organised and existing under the laws of Austria;

(10) **CCM Milestone 1** has the meaning given to it in paragraph 3.5(1);

(11) **CCM Milestone 2** has the meaning given to it in paragraph 3.5(2);

(12) **CCMSPA** has the meaning given to it in paragraph 3.4(2);

(13) **CEB** means Central EU Biofuels Pty Ltd ACN 120 993 071;

(14) **Company** means Agri Energy Limited ACN 061 375 442;

(15) **Cornell** means Cornell Capital Partners, LP;

(16) **Cost Overrun Facility** means the facility under the SPA between Australian Ethanol Limited ACN 061 375 442 and CCM pursuant to which Australian Ethanol Limited provides CCM with debt and equity funding facilities;

(17) **Crushing Financial Close** means financial close of the Crushing Project, which will occur when CEB has committed funding facilities sufficient to fund 100% of the construction and start up costs for the plant and there are no impediments to draw-down under these facilities;

(18) **Crushing Project** means the crushing project of CEB located at Hodmezovasarhely in Hungary;

(19) **ELC** has the meaning given to it in paragraph 6.1;

(20) **Ennsdorf Financial Close** means financial close of the Ennsdorf Project, which will occur when all conditions precedent in respect of:

(a) the construction and start-up of the project; and

(b) the financing of the project,

have been satisfied, other than the provision of equity by the CEB and/ or the Company;

(21) **Ennsdorf Project** means the Ennsdorf 1 biodiesel fuel project of CCM located in Austria;

(22) **Explanatory Memorandum** means this Notice of General Meeting Explanatory Memorandum annexed to the Notice, including any schedule or annexure to it;

(23) **Heads of Agreement** has the meaning given to it in paragraph 3.1;

(24) **Loan** has the meaning given to it in paragraph 8.1;

(25) **Louw Services Agreement** has the meaning given to it in paragraph 11.1;

(26) **Notice** means the Notice of General Meeting of the Company to which this Explanatory Memorandum is annexed, including any schedule or annexure to it;

(27) **Options** has the meaning given to it in paragraph 9.1;

(28) **Other CCM Shareholders** has the meaning given to it in paragraph 1.5(2);

(29) **SACLA** has the meaning given to it in paragraph 6.3;

(30) **Services Agreement** has the meaning given to it in paragraph 10.1;

(31) **SPA** means the Share Purchase Agreement between the Company, CEB, and the directors of, and shareholders in, CEB, dated 22 December 2006 (as varied by Deeds of Variation dated 13 March 2007 and 19 April 2007);

(32) **Subsidiary** has the meaning given to it in paragraph 13.1;

(33) **Term Sheet** has the meaning given to it in paragraph 12.1; and

(34) **UPA** has the meaning given to it in paragraph 13.1.

END